Form 20-F
period 1999-03-31
CRYOPAK INDUSTRIES INC
filed 1999-09-13
CIK 915386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                    Commission file number _________________

                             CRYOPAK INDUSTRIES INC.
             (Exact name of Registrant as specified in its charter)

                             CRYOPAK INDUSTRIES INC.
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

               1120-625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA,
             CANADA V6C 2T6 (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

          Title of each class      Name of each exchange on which registered
                                      NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act

                                 Title of Class
                           COMMON STOCK, NO PAR VALUE
                 CLASS A PREFERRED STOCK, SERIES 1, NO PAR VALUE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act

                                 Title of Class
                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,255,740 common; 530 preferred as of March 31, 1999.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [   ]   No [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ X ] Item 18 [ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court Yes [ ] No [ ]

                                     PART I
Item 1. Description of Business

Cryopak Industries Inc.

Company History

         Cryopak Industries Inc. ("Cryopak", the "Company") was incorporated in the province of British Columbia, Canada, on February 13, 1981 as 226896 B.C. Ltd. On March 30, 1981 the Company changed its name to Consort Energy Corp. The Company changed its name again, to International Consort Industries Inc., on April 30, 1990 and amended its name to Cryopak Industries Inc. on November 12, 1993. On January 3, 1996, Cryopak increased its authorized stock to a total of two hundred million (200,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock with no par value and one hundred million (100,000,000) shares of Class A Preferred Stock, no par value, of which one thousand five hundred (1,500) were designated Class A Convertible Voting Preference Shares, Series I. Cryopak has two subsidiaries. Cryopak (Canada) Corporation, a British Columbia, Canada, corporation, was incorporated on June 6, 1986 as 310302 B.C. Ltd. and changed its name to Cryopak (Canada) Corporation on September 22, 1987. Cryopak (International) Inc. is a Barbados corporation incorporated on August 29, 1995, which is currently inactive. Additionally, Cryopak (Canada) Corporation has a wholly-owned subsidiary, Cryopak Corporation, a Nevada corporation formed on March 20, 1987 and has a fifty percent (50%)
interest in Cryopak (Alberta) Corporation, a dissolved Alberta, Canada corporation.

         On February 28, 1995, the Company signed an agreement in principle to acquire one hundred percent interest in Rogell Enterprises Ltd. ("Rogell") of Vancouver, British Columbia, Canada. Rogell is a private corporation formed in 1979 that was originally a picture product supplier and developed into a trade showroom display center carrying design furniture, accessories, framed decorative art, limited editions and original imagery. The proposed acquisition was terminated on July 27, 1995.

         This acquisition had required a Cdn$2,000,000 financing package and Cryopak had entered into an agreement with Discovery Capital Corporation of Vancouver to arrange this financing via a venture capital corporation, Cryopak Industries (VCC) Inc., ("VCC"). An Investment Agreement was entered into between the Company and VCC on March 13, 1995, which was approved by the provincial government and the Vancouver Stock Exchange. The Investment Agreement allowed a 120 day period for fund raising and contemplated five initial closings of Cdn$100,000 each. Initially, VCC invested $500,000 in common shares of the Company at prices escalating with each $100,000 raised, starting at Cdn$0.40 per share and going up to Cdn$0.50, Cdn$0.60, Cdn$0.70 and finally Cdn$0.80 per share. Each share was accompanied by a non-transferable warrant exercisable at $0.10 per share premium to the purchase prices and expiring one year from the issuance date. VCC has 105 shareholders with all being Canadian except for one being European. The Investment Agreement also provided that VCC would invest in Cryopak's Class A Preferred Shares at an offering price of $1,000 per share. Douglas Reid, a member of the Board of Directors of the Company, is the President of VCC and abstained from voting when the board voted to accept this Investment Agreement. Of the Cdn$2,000,000, $1,100,000 was received and the financing was closed on February 25, 1997. After the proposed acquisition was abandoned, the funds from this financing were designated for the construction of manufacturing facilities for Cryopak products and to finance marketing programs. Shareholders own VCC.

         John McEwen, President and co-founder of Discovery Capital Corporation, was appointed to the board of directors on August 17, 1995. The board consisted of Harry Bygdnes, Robert Leigh Jeffs, and Douglas Reid.

         In September 1995, the Company entered into a joint distribution agreement with Unisource Worldwide, Inc. ("Unisource") to introduce Cryopak's products regionally to each of ten Unisource divisions throughout the United States and Canada. Unisource is a large marketer and distributor of paper and imaging products and supply systems, disposable paper and plastic products, janitorial supplies and packaging systems and is owned by Alco Standard Corporation, a distribution company headquartered in Valley Forge, PA, with revenues of US$8 billion in 1994. The focus of this agreement was the marketing of the Company's ice substitute product targeting food processors, shippers of perishables and wholesale and retail food distribution companies with Unisource acting as Cryopak's marketing partner. Under the terms of the agreement, Unisource was to sell, stock and distribute all Cryopak products used in food processing and distribution within each Unisource marketing region as distribution rights were allocated. Internal problems at Unisource and a lack of positive response at the divisional level impeded the rate of growth within the terms of the distribution agreement. As a result, promised purchases were not completed and plans for national distribution with Unisource were abandoned by the fiscal year end of March 31, 1996. Instead, the Company's management began working with Unisource regionally by offering educational programs and training in areas that demonstrate a high interest in marketing the Cryopak products. This helped the Company by opening doors to recruitment of distributors more suited to specific industries requiring a better refrigerant for shipping of perishables.

         On July 14, 1995, the Company also signed an agreement with Cavanaugh Communications Inc. ("Cavanaugh") of Bryn Mawr, Pennsylvania, to provide advertising and marketing expertise to fulfill the obligations of the Unisource agreement. The agency's focus was positioning Cryopak ice substitute as the preferred refrigerant for packaging, shipping, storing and displaying a wide variety of foods, beverages and other perishables, targeting food processors, direct marketers and wholesale and retail food distribution companies. Cavanaugh is the exclusive advertising and marketing company for Unisource. This contract was terminated when the Unisource deal was abandoned.

         Harley D. Sinclair joined the Company as its Secretary on November 23, 1995. At this time the officers were Harry Bygdnes, Robert Leigh Jeffs, Douglas Reid, and John McEwen.

         On January 1, 1996, the Company extended its Financial Management Agreement with Strategic Investments Inc. ("Strategic") of Springfield, Ilinois, to December 1996, rescindable by either party with 30 days' notice. Strategic had been receiving US$5,000 per month under the terms of the Agreement but this was amended to $500 per month plus certain out-of-pocket expenses, for the last twelve months of the agreement. The agreement was not extended after its termination in December 1996.

         During the fiscal year ended March 31, 1996, the Company began working directly with several pharmaceutical companies in the United States and Canada. These companies provided Cryopak with existing packaging and protocols used in present shipping situations by the Company's competitors so that Cryopak could perform comparison testing. The graphic comparisons of these independent tests were then submitted to the pharmaceutical companies.

         Comparison testing similar to that done in the pharmaceutical industry was also conducted in the seafood industry. Several large seafood distributors tested the Company's product Cryomat(TM).

         Also during the fiscal year ended March 31, 1996 the Company entered into a Memorandum of Understanding with SCA Packaging of Sweden, the largest packaging supplier in Europe, which began distributing the Cryomat(TM) product into EEC countries in the fall of 1996. Similar agreements were negotiated in Mexico and Indonesia. These agreements were never finalized.

         During the fiscal year ended March 31, 1997, the Company focused on growth in the pharmaceuticals, seafood, meat and poultry and airline and hotel catering industries. Cryopak devoted much of its energies during this time to providing test data in each of these industries which compared Cryopak and its products to existing refrigerants and conducted onground and inflight testing with several airlines. The Company also sold small amounts of product to companies in Brazil, Chile, Taiwan and Israel during this year and was designated as the exclusive supplier of packaging systems to a unique marketing and delivery concept established by Freshnex and Federal Express.

         K. Barry Sparks joined the Board of Directors of the Company on April 25, 1996. The board had the following members: Harry Bygdnes, Robert Leigh Jeffs, Douglas Reid, and John McEwen.

         On April 1, 1997, the Company signed an agreement with Seafish Systems of New Zealand ("Seafish") to purchase a minimum of twelve 40-foot containers over a twelve month period, representing gross revenues of $500,000. Seafish also agreed to provide exclusive marketing and distribution rights for Cryopak's products in New Zealand and Australia and did a market study of projected sales in Australia for the Company. It was also agreed that the two companies would cooperate on marketing expansion in Southeast Asia. This Agreement is still active.

         James M. Fletcher was appointed to the Board of Directors on August 12, 1997. The board consisted of 6 members: Harry Bygdnes, Robert Leigh Jeffs, Douglas Reid, John McEwen, K. Barry Sparks, and James Fletcher.

         On August 13, 1997, the Company commenced a placement of 250,000 shares at Cdn$0.50 per share for a total of Cdn$125,000 per share, plus warrants for up to 250,000 additional shares at Cdn$0.60 per share exercisable for up to two years. The proceeds from this offering, which was approved by the Vancouver Stock Exchange, were used to reduce payables and for working capital. The offering was sold to two investors: a Canadian individual and a Canadian corporation and was closed on August 25, 1997 with all shares sold.

         The Company began testing its refrigerant systems on all Vancouver to Los Angeles flights operated by Canadian Airlines on September 10, 1997. This test was considered as a logistics trial period to determine the most effective methods for handling the product. The test lasted 60 days. The product worked but Canadian Airlines did not purchase any product.

         The requisite 12% cumulative dividend on Class A Convertible Voting Preferred Shares, Series I, was declared on September 24, 1997 for the year ended March 31, 1997. The dividend was paid in common shares totaling 96,908 common shares at a deemed price of Cdn$0.495 per share ($47,969.84 total). Of these shares, 88,980 were subject to a hold period in British Columbia which expired March 31, 1998.

         On  February  2,  1998 K.  Barry  Sparks  resigned  from  the  Board of
Directors for personal reasons and due to other business demands. The board consisted of 5 members: Harry Bygdnes, Robert Leigh Jeffs, Douglas Reid, John McEwen, and James Fletcher.


         The Company began a placement of 700,000 common shares at Cdn$0.50 each for a total of Cdn$350,000 on February 24, 1998. This offering was approved by the Vancouver Stock Exchange. The proceeds were used to repay debt. The private placement was completed with one Canadian shareholder.

         On March 27, 1998, the Company agreed to pay a bonus to David Patriquin, the guarantor on the Company's US$167,285 equipment lease on a Model L-18 Pouch Machine. Part of the bonus was paid in cash at 1% per month
(Cdn$2,392) over a maximum of 10 months, ceasing immediately if the guarantor was released during the 10 month period. The remainder was paid in 119,608 non-transferable common stock warrants, all issued, exercisable for two years at Cdn$0.40 in the first year and Cdn$0.46 in the second year. The Vancouver Stock Exchange approved this transaction.

         The manufacturing facility funded with the VCC financing completed during the fiscal year ended March 31, 1997 was opened in Vancouver during the fiscal year ended March 31, 1999. This facility manufactures product to be delivered to the United States, Canada and the Pacific Rim. Sugar Foods produced the product from April, 1987 until April, 1999 under a contractual arrangement. With the opening of this second facility, the Company does not anticipate any material acquisition of facilities or equipment in the foreseeable future.

         The Company commenced a placement of 1,000,000 shares at Cdn$0.40 per share for a total of Cdn$400,000 on April 23, 1998. The offering included non-transferable warrants to purchase up to 1,000,000 additional shares for two years at Cdn$0.40 per share for the first year and Cdn$0.46 during the second year. The proceeds from this offering were used to reduce payables and for unallocated working capital and the offering was closed on June 26, 1998 with all shares sold. All shares were sold to Canadian and European individuals and entities.

         On June 9, 1998 the Company offered 120,000 shares of its common stock with one two-year warrant per share to a Canadian individual. These shares were purchased at Cdn$0.40 per share with warrants exercisable at Cdn$0.40 during the first year and Cdn$0.46 during the second year.

         On November 1, 1998, Cryopak declared the requisite 12% cumulative dividend on its Class "A" Convertible Voting Preference Shares, Series I, held by VCC on the record date of March 31, 1998. The Company elected to pay the dividend in common shares and issued 159,199 common shares at a of Cdn$0.3995 per share for a total of Cdn$63,600. The shares were subject to a hold period in British Columbia which expired after March 31, 1999.

         Cryopak finalized a Cdn$3.6 million purchase order from Northwest Airlines on December 1, 1998 for the refrigerant products of its subsidiary, Cryopak (Canada) Corporation. This purchase order is for three years. Northwest Airlines uses the Cryopak product in interior catering and inflight food and beverage service. International launch of the product, starting with scheduled flights between the United States and Asia, began on December 4, 1998.

         An offering was commenced on February 3, 1999 of 1,280,000 common shares at Cdn$0.75 per share for net proceeds of Cdn$924,900. The offering was approved by the Vancouver Stock Exchange and was closed on March 19,

1999 with all shares sold to European corporations. Finder's fees were paid to two European corporations.

         On February 8, 1999 Cryopak retained the services of European Investor Services ("EIS") to coordinate investor relations with a growing group of shareholders across Europe. EIS is an integrated investor relations company headquartered in London and operating in all major financial centers of Europe and specializing in the high tech, new media and biotechnology sectors. EIS represents small and medium North American companies wishing to expand their European shareholder bases and will provide corporate information to a developing shareholder base and ensure a flow of information to industry and financial analysts advising the European financial community as to the progress and key developments of the Company. The contract is for six months at two thousand pounds per month, subject to review after three months. Currently, the contract has been extended to a month to month basis and all parties are complying with its terms..

         Nick Fuller was appointed Vice President of Public Relations of the Company on February 11, 1999.

         John Morgan was appointed President and CEO of Cryopak's subsidiary, Cryopak Corporation, on March 19, 1999. He was also appointed a director of the Company at this time. Mr. Morgan's signing incentive was a forgivable interest-free loan which was used to acquire 125,000 common shares of the Company at Cdn$0.776 per share, including 125,000 warrants exercisable after six months' employment. The stock purchase was approved by the Vancouver Stock Exchange. Also on March 19, 1999, Leigh Jeffs, a long-time member of the Board of Directors, was appointed Chief Financial Officer of the Company.

         On April 1, 1999 the Company retained the services of CCRI Corporation ("CCRI"), a Phoenix, Arizona, based corporation, to provide investor relations and corporate finance services to the Company, especially in the United States. CCRI will provide corporate information to a developing shareholder base, as well as ensure a flow of information to industry and financial analysts advising the American financial community as to the progress and key developments of the Company. The initial agreement is for twelve months at US$6,000 per month, plus $20,000 for preparation and mailing of a Corporate Profile.

         Cryopak sold 72,000 shares of its common stock to CCRI at Cdn$0.75 per share for total proceeds of Cdn$54,000 on April 8, 1999. Each share came with one warrant exercisable for up to two years at Cdn$1.00 per share.
The proceeds from this offering were used for working capital.

         On April 22, 1999 Ross G. Morrison was elected to the Company's Board of Directors. The board is now comprised of 6 members: Harry Bygdnes, Robert Leigh Jeffs, Douglas Reid, John McEwen, John Morgan, and Ross Morrison.

Products

         Cryopak develops, manufactures and markets Cryomat(TM), a refrigerant product that maintains a temperature range of 32-46 degrees Fahrenheit for significantly longer than conventional cooling products such as ice, dry ice and gel packs. The product keeps foods fresh and cold without freezing, unpleasant odor or watery mess. Cryopak can be handled without risk of burning skin and does not produce carbon dioxide. Cryomat(TM) was tested and independently evaluated extensively for over twelve months by the North American airline and food catering industry (eg. Northwest Airlines, Dobbs Catering, and LSG Sky
Chefs) and the results of these tests showed that it possesses superior temperature control capabilities over all competing products, while meeting or exceeding the HACCP requirements established by the FDA.

         Cryomat(TM) consists of reusable sheets of liquid-filled laminate pouches that provide refrigeration and insulation when frozen. The sheets can be custom cut to various sizes or into individual cubes for use in a wide range of applications and has been U.S.D.A approved for use with food products, including fish, meat and poultry. The Company markets its Cryomat(TM) product to the airline, pharmaceutical and seafood shipping industries and has begun to investigate marketing the product to the sports/healthcare industry. Additionally, Cryomat(TM) is sold commercially in Canada under the name Cooler Mat.

         All of the Company's sales are to third-party customers. Sales to the United States for the years 1997, 1998, and 1999 are 73%, 67% and 88% respectively. International sales are 24%, 29% and 7% for 1997, 1998 and 1999 with the majority to one customer, Seafish Systems. Sales within Canada are 3%, 4% and 5% for 1997, 1998 and 1999.

         Three customers accounted for approximately 70%, 76% and 70% of total sales for the financial years 1997, 1998 and 1999. They are Dura*Kold Corp., Polyfoam Packers, and Seafish Systems for 1997 and 1998 and Dura*Kold Corp., Polyfoam Packers, and Wyeth-Ayerst Labs for 1999.

         There is no new product or service being offered.

         The Company conducts research and development activities of a minimal nature at this time but the activities are not separately accounted for nor are there allocated funds for these activities.

         The "perishable" packaging industry is being faced with several pressures, which have forced corporations within the industry to reevaluate traditional methods of packing, transporting and storing temperature sensitive goods. These pressures include the market and customer driven need for higher quality, more timely and fresher products, a cost driven need to reduce the amount of waste and spending on less effective products and regulation driven requirements of new food safety and health standards and the United States' Food and Drug Administration's ("FDA") regulations for the transport of pharmaceuticals and general handling and catering of perishable meals for public consumption.

         In December 1997, the FDA introduced the HACCP ("Hazard Analysis Critical Control Point") program, a food handling guideline system endorsed by the FDA which was put into effect in December 1998. One portion of this program requires that airline food be stored at temperatures below 41 degrees Fahrenheit. Because the Company's testing in the airline industry have shown that food stored using its products remain below this level, this new regulation will have a positive impact on the Company's sales.

         The "perishable" packaging industry must also follow U.S.D.A. regulations in the United States and Agriculture Canada regulations in Canada. Cryomat(TM) has been U.S.D.A. approved and Agriculture Canada accepted for use with food products, including fish, meat and poultry.

         The Company's Cryomat(TM) product has been registered with the U.S. Patent and Trademark Office as a "Thermal Packaging Assembly" and received patent number 4,931,333 on June 5, 1990. The product was also patented in Canada on October 22, 1991 with patent number 1,291,073. The patent expires in Canada on October 22, 2008 and in the United States on June 5, 2007. Both patents are held by D. Lindley Henry. Lin Henry is a consultant for the company. A copy of the Canadian patent is attached as an exhibit to this registration statement; the United States patent is available from the U.S. Patent and Trademark Office. Because these expiration dates are so far in the future, the Company feels that the patent expirations will not make a significant impact upon the Company's business.

         The Company's subsidiary Cryopak Corporation has also trademarked the words "Cryomat" and "Cryopak" with the United States Patent and Trademark Office. The "Cryomat" trademark is registration number 1,420,052 dated December 9, 1986 and the "Cryopak" trademark is registration number 1,576,371 registered January 9, 1990. These trademarks expire December 9, 2006 and January 9, 2000, respectively. Additionally, Cryopak Corporation has trademarked "Super Cool System" with the Canadian Trademark Office, registration number 441, 439 and registration date March 31, 1995, as well as "Cooler Cube" with registration number 441,438 and registration date March 31, 1995.
The Candaian subsidiary registered these trademarks.

Cryopak (Canada) Corporation

         Cryopak (Canada) Corporation, ("CCC") a British Columbia, Canada, corporation, was incorporated on June 6, 1986 as 310302 B.C. Ltd. and changed its name to Cryopak (Canada) Corporation on September 22, 1987. CCC has a wholly owned subsidiary, Cryopak Corporation, a Nevada corporation formed on March 20, 1987. Additionally, CCC had a fifty percent (50%) interest in Cryopak (Alberta) Corporation, an Alberta, Canada corporation formed in November 17, 1992, which was dissolved in 1998. From inception until 1998, CCC has been handling all sales activities up to the point when the Company started manufacturing in Vancouver. From July 1998 onwards, CCC has been in charge of all sales to the United States and worldwide while the Company is responsible for all sales within Canada.

Cryopak (International) Inc.

         Cryopak (International) Inc. is a Barbados corporation incorporated on August 29, 1995. On March 19, 1996

Cryopak  (International)  Inc.,  reached an  agreement  in  principle  with Erik
Petersson & Company, Inc. ("EPC") of Miami, Florida, to secure sales and distribution contracts for the Company's products outside North America. Under the terms of this agreement, EPC would be paid Cdn$2,500 per month until contracts with customers were signed, plus five percent commission on total gross sales generated by EPC and warrants issued to EPC's principal, Bertil I. Petersson, based upon gross sales. These warrants were to be issued at a rate of 60,000 warrants for the first US$1,000,000 in gross sales and 30,000 warrants for every additional US$500,000 in sales to a maximum of 600,000 warrants. All warrants were exercisable for one year from the date of issuance. The agreement stipulated a maximum of $10,000,000 gross sales, which must be generated within five years. EPC has provided Cdn$680,000 in sales and the Company has not issued any warrants. As part of this agreement, EPC's principal, Bertil I. Pertersson, was appointed to the Company's board of directors. Bertil Petersson was never officially appointed. Cryopak (International) Inc. has not had any activities to date.

Item 2. Description of Property

         Cryopak's principal executive offices are located at 1120-625 Howe Street, Vancouver, British Columbia, Canada V6C2T6. Cryopak leases office space for its corporate headquarters totaling 2,039 square feet at a rate of Cdn$2,378.83 per month. The current lease expires on October 31, 2000. The Company is reaching maximum office capacity and will likely be seeking additional space prior to the expiry of the existing lease. The Company is considering negotiating a purchase of our present manufacturer. This would ensure adequate additional office space product testing facilities, and allow complete monitoring and direct control of all manufacturing and production functions.

Item 3. Legal Proceedings

         Neither the Company nor any of its subsidiaries is a party to any legal proceeding at this time.

Item 4. Control of Registrant

         Cryopak is not directly or indirectly owned or controlled by any other corporation or by any foreign government. The following table sets forth, as of May 31, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.


(1)                        (2)                                (3)                                (4)
                           Name and address of                Amount and Nature                  Percent of
Title of Class             beneficial owner                   Of Beneficial Ownership            Class
Common Shares              Exceptional Technologies Funds 3     977,777                          5.7%
                           2011 - 1177 W. Hastings St.
Common Shares              Cryopak Industries (VCC) Inc.      1,043,722                          6.0%
Common Shares              Directors/Officers                 1,461,241                          8.5%
                           Harry Bygdnes
                           Robert Leigh Jeffs
                           Douglas Reid
                           John McEwen
                           John Morgan
                           Ross Morrison


Item 5. Nature of Trading Market

         The Company's common stock trades in Canada on the Vancouver Stock Exchange. Non-Canadian investors are also able to trade the Company's stock on this Exchange. As of March 31, 1999, the Company's stock was held by 388 American shareholders, which consisted of 34% of its total outstanding shares. The high and low sales prices for the Company's common stock on the Vancouver Stock Exchange over the past two fiscal years are as follows:



Fiscal Quarter                     High (Cdn$)                Low(Cdn$)
April - June 1999                  $1.15                      $0.98
January - March 1999               $0.84                      $0.74
October - December 1999            $0.89                      $0.55
July - September 1998              $0.62                      $0.39
April - June 1998                  $0.46                      $0.36
January - March 1998               $0.43                      $0.36
October - December 1997            $0.42                      $0.26
July - September 1997              $0.52                      $0.41
April - June 1997                  $0.60                      $0.45


Item 6. Exchange Controls and Other Limitations Affecting Security Holders

         Except as discussed in Item 7 below, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonCanadian holders of Common Shares. The Company is not aware of any limitations on the right of nonCanadian owners to hold or vote Common Shares imposed by Canadian federal or provincial law or by the Company.

         The Investment Canada Act (the "Act") governs acquisitions of Canadian business by a nonCanadian person or entity. The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

                  (1) if the investor is a non-Canadian and is not a resident of a World Trade Organization ("WTO") country, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000;

                  (2) if the investor is a non-Canadian and is a resident of a WTO member, any direct acquisition having an asset value exceeding $168,000,000 unless the business is involved in uranium production, financial services, transportation services or a cultural business.

         An indirect acquisition of control by an investor who is a resident of a WTO country is not reviewable unless the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction, or the business is involved in uranium production, financial services, transportation services or a cultural business.

         The Act provides that a non-Canadian investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person", and that a non-Canadian investor holding greater than 1/3 but less than 1/2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a rebuttable presumption to the contrary (i.e. providing evidence of another control person or control group holding greater number of shares).

         The Act requires notification where a non-Canadian acquires control, directly or indirectly, of a Canadian business with assets under the thresholds for reviewable transaction. The notification process consists of filing a notification within 30 days following the implementation of an investment.

Item 7. Taxation

         The Income Tax Act (Canada) provides that interest and/or dividends paid to persons who are not resident in Canada are subject to taxation in Canada at a rate of 25% of the amount so paid. The tax is withheld by the payor at the time of payment. The 25% withholding rate may be reduced where Canada and the country of residence of the recipient have enacted a treaty with respect to taxes on income and on capital. The Canada United States Income Tax Convention of 1980 provides that the withholding rate on dividends and interest will be 15% of any paid. There are no other taxes eligible for persons not resident in Canada.

Item 8. Selected Financial Data


                                    Year          Year          Year         Year           Year
                                    Ended         Ended         Ended        Ended          Ended
                                    March 31,     March 31,     March 31,    March 31,      March 31,
                                    1999          1998          1997         1996           1995

Net Sales or Operating Revenues     $1,295,159    $1,161,442    $1,140,242   $   965,912    $1,053,456
Income (Loss) from Continuing
 Operations                         (   912,068)  (    638,553) (    675,133)(    912,390)  (    799,428)
Income (Loss) from Continuing
 Operations per common share        (      0.06)  (       0.05) (        0.0)(       0.09)  (       0.09)
Total Assets                          2,036,700     1,364,297        892,598      969,860        789,332
Long-Term Obligations and
 Redeemable Preferred Stock
     Long-Term Debt                              350,000                   0                            0
     Capital Leases                              249,057             320,015        25,531         31,808

     Redeemable Preferred Stock                        0                                                0
Cash Dividends Declared per
 Common Share                              N/A          N/A             N/A           N/A          N/A


     For further discussion of the Company's financial statements, including factors such as accounting changes, business combinations or dispositions of business operations, that materially affect the comparability of the information reflected in the selected financial data, refer to the financial statements attached hereto.

         As of September 13, 1999, the exchange rate between the United States and Canada was US$1.00 per Cdn$1.4703. Over the Company's past five fiscal years, the exchange rate per US$1.00 has varied as follows:


                           Rate at          Average             Low          High
Fiscal Year Ended          Year End         Rate                Rate         Rate
March 31, 1999             $1.5092          $1.5033             $1.4173      $1.5765
March 31, 1998             $1.4166          $1.4023             $1.3669      $1.4639
March 31, 1997             $1.3843          $1.3609             $1.3306      $1.3843
March 31, 1996             $1.3632          $1.3629             $1.3282      $1.3987
March 31, 1995             $1.3990          $1.3824             $1.3408      $1.4235


[NEED TO CALL FEDERAL RESERVE BANK AT 212-720-6130 FOR THE RATE OF EXCHANGE ON MORNING OF FILING TO FILL IN BLANKS ABOVE]

Item 9. Management's   Discussion  and   Analysis  of  Financial  Condition  and
        Results of Operations

         The following discussion should be read in conjunction with the financial statements and notes thereto included with this Form 20-F. Except for the historical information contained herein, the discussion in this Registration Statement contains certain forward-looking statements that involve risk and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The Company's actual results could differ materially from those discussed here.

Liquidity

         The Company has had the ability to raise adequate amounts of capital, primarily through the issuance of equity (private placements and exercise of stock options) to sustain its business operations and meet its debt obligations. The Company believes that this type of financing will continue to provide cash to meet its requirements until it attains profitable levels of operations.

Capital Resources

         The Company has no long term commitments to make any further capital expenditures other than as set out in its financial statements. However, as sales increase generally, it will acquire additional manufacturing capacity.

Results of Operations

         The Company continues to explore for new opportunities to market its product line. During the year ended March 31, 1999, the Company restructured its management team to exploit these opportunities. At the same time, it streamlined its manufacturing activities by acquiring its own equipment and exercising a greater degree of control over this activity.

Item 9A. Quantitative and Qualitative Disclosures About Market Risk

Common Stock

         The Company's common stock trades in Canada on the Vancouver Stock Exchange. Non-Canadian investors are also able to trade the company's stock on this exchange. The trading range of this stock over the last two years is set out in tabular form under Item 5.

Market Risk

         While the stock trades freely on the exchange, there is no assurance that a buyer or buyers will be available to acquire any or all of the shares of a seller or at a price that is favorable. The shares have a large trading volume and the market is sensitive to large seller purchases.

Currency Risk

         The stock trades on the Vancouver Stock Exchange in Canadian dollars. An investor who trades in a currency other than Canadian dollars is subject to the change in exchange rates between the non-Canadian currency and the Canadian dollar. The average rates of exchange between the Canadian and US dollars is set out under Item 8.

Dividends

         The Company has not historically, nor does it anticipate paying dividends on its common stock in the foreseeable future. The payment of such dividends will be subject to the Company attaining a sustainable level of profitability.

Preferred Stock

         The Company has issued 530 Class A Preferred Shares, Series I. This stock does not trade on a stock exchange. All dollar amounts are Canadian. No other class of preferred shares has been created or issued.

         Each Class A Preferred Share carries a 12%, cumulative dividend payable at the company's fiscal year end, in either cash or common shares at the option of the Company. Dividends in arrears at March 31, 1999 amounted to $64,039.

         The Preferred Shares are convertible into common shares at the rate of one common share for each $3 of paid up capital or the rate provided below:

       $2.00at any time after  December  31,  1998,  provided  that the  Current
            Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 31, 1997.

       at any time after December 1, 1999, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 1, 1997 or $1.99 after December 31, 1998, at a common share price equal to that price which represents a 15% discount to the then Current Trading Price, which common share price in no event shall be less than $0.95;

         But if not so converted prior to May 12, 2000, such Preferred Shares shall be deemed to have been converted on May 12, 2000 at the applicable conversion price described above. The Current Trading Price means the average trading price of the common shares on a recognized public stock exchange for the preceding 20 business days.

Market Risk

         The number of common shares to be received by an investor at conversion may vary depending upon the trading price at the date of conversion, as set out in the preceding paragraph.

         The common shares which will be received upon conversion will range between 333 and 1,053 common per preferred share (each of which was issued at $1,000).

Item 10. Directors and Officers of Registrant


Cryopak Industries Inc.

                                                                             Arrangements Material
Name                       Title(s)         Term of Office                   to Appointment
Harry Bygdnes              President,       1981 to Present                  None
                           Director         1981 to Present                  None
Robert Leigh Jeffs         CFO,             March 1999 to Present            None
                           Director         June 1990 to Present             None
Harley D. Sinclair         Secretary        November 1995 to Present         None
Ross G. Morrison           Director         April 1999 to Present            None
John F. Morgan             Director         March 1999 to Present            None
John A. McEwen             Director         August 1995 to Present           None


Cryopak (Canada) Corporation

                                                                             Arrangements Material
Name                       Title(s)         Term of Office                   to Appointment
Harry Bygdnes              Secretary,       1987 - Present                   None
                           Director         1987 - Present                   None
Robert Leigh Jeffs         President,       March 1987 to March 1999         None
                           Director         March 1987 to Present            None
John F. Morgan             President,       March 1999 to Present            None
                           CEO, and         March 1999 to Present            None
                           Director         March 1999 to Present            None


Cryopak (International) Inc.

                                                                             Arrangements Material
Name                       Title(s)         Term of Office                   to Appointment
Harry Bygdnes              Director         August 1995 to Present           None
Robert Leigh Jeffs         Director         August 1995 to Present           None


Item 11. Compensation of Directors and Officers

         During the Company's last fiscal year ended March 31, 1999, the Company paid an aggregate of Cdn$151,146 to its officers. The Company's directors do not receive a salary, but are paid for out-of-pocket expenses incurred as directors of the Company. Both the Company's officers and its directors have received options for the Company's common stock at various exercise prices based upon the average trading price for the ten trading days prior to the grant date.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

         As of March 31, 1999, the following stock options of the Company were outstanding:


Group Received                      Number of Shares            Exercise Price          Expiration Date
Directors                           170,000                     $0.50                   June 13, 1999
                                    390,000                     $0.52                   August 17, 2000
                                    343,000                     $0.50                   January 7, 2001
                                    75,000                      $0.52                   June 19, 1999
                                    200,000                     $0.50                   September 2, 1999
Officers                            100,000                     $0.40                   June 26, 2000
                                    136,300                     $0.82                   August 17, 2000
Employees                           20,000                      $0.52                   June 16, 1999
                                    100,000                     $0.82                   February 11, 2001
                                    750,000*                    $0.76                   March 19, 2004


* These options will vest at a rate of 50,000 at the end of each calendar quarter commencing March 31, 1999 and are subject to shareholder approval.

Item 13. Interest of Management in Certain Transactions

         Over the past five fiscal years, the Company has given unsecured cash advances to NCK Holdings, Inc. ("NCK"), which is owned by two of the directors of Cryopak. These advances have included Cdn$56,972 during the fiscal year ended March 31, 1995, Cdn$109,339 during the fiscal year ended March 31, 1996, Cdn$ 90,668 during the fiscal year ended March 31, 1997, Cdn$70,572 during the fiscal year ended March 31, 1998 and Cdn$48,868 during the fiscal year ended March 31, 1999. These amounts were not repaid during the fiscal year ended March 31, 1995; however, commencing in the fiscal year ended March 31, 1996 NCK began repaying the advances at a rate of Cdn$2,200 per month, which amount includes eight percent annual interest.

         The Company has also paid management fees and royalties to NCK. The management fees were paid in exchange for management services and the royalties were in exchange for the rights to the patent for the Cryomat product. Over the past five fiscal years, these fees and royalties have been paid as follows:


Fiscal Year Ended          Management Fees             Royalties
March 31, 1995             Cdn$210,000                 Cdn$17,722
March 31, 1996             Cdn$220,000                 Cdn$20,159
March 31, 1997             Cdn$220,000                 Cdn$22,934
March 31, 1998             Cdn$220,000                 Cdn$26,289
March 31, 1999             Cdn$220,000                 Cdn$26,261


         During the fiscal year ended March 31, 1996, the Company paid commissions to Discovery Capital Corporation, the president and non-controlling shareholder of which is a member of Cryopak's board of directors. These commissions were paid in exchange for sales of the Company's stock as part of the Cdn$2,000,000 venture capital Investment Agreement entered into between the Company and Discovery Capital Corporation in March 1995 and totaled Cdn$56,560. The Company paid an additional Cdn$15,540 in professional fees and Cdn$23,500 in consulting fees to Discovery Capital Corporation during the fiscal year ended March 31, 1997, also as a part of the terms of the Investment Agreement.

         Other amounts paid to affiliated corporations during the past five fiscal years include Cdn$10,000 in professional fees paid to a company owned by a director during the fiscal years ended March 31, 1996 and March 31, 1998 and professional fees of Cdn$22,200 paid in the fiscal year ended March 31, 1999. The fees were paid to Reid & Company for advisory services.

         The Company had accounts receivable of Cdn$12,446 owed to NCK Holdings Inc. and Cdn$3,278 to Fulcrum Development Ltd., a company related by two directors in common, during the fiscal year ended March 31, 1997. In the fiscal year ended March 31, 1998 the accounts receivable were Cdn$7,658 to NCK Holdings Inc. and Cdn$3,278 to Fulcrum Development Ltd., whose accounts receivable balance was also at Cdn$3,278 during the fiscal year ended March 31, 1999.

                                     PART II

Item 14. Description of Securities to be Registered

Common Stock

         Holders of the Common Stock are entitled to one vote for each share held by them of record on the books of the Company in all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on Common Stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including the future earnings, capital requirements and financial condition of the Company. The Company has not declared dividends on its Common Stock in the past and the management currently anticipates that retained earnings, if any, in the future will be applied to the expansion and development of the Company rather than the payment of dividends.

         The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by the Company hereby will, when issued, be validly issued, fully paid and nonassessable.

Class A Preferred Stock, Series 1

         Holders of the Class A Preferred Stock, Series I, shall be entitled to receive notice of and attend all meetings of the shareholders of the Company and shall have the right to vote at any such meetings on the basis of one vote for each Series 1 Preferred Share held. The consideration for the issue of each Class A Preferred Share, Series 1, shall be Cdn$1,000.

         Each Class A Preferred Share, Series I, carry a 12% annual, cumulative dividend, payable at the end of the Company's most recent fixed fiscal year end, at the option of the Company, in either cash or Common Shares, the value of the Common Shares being calculated on the basis of the Current Trading Price. No dividends shall be declared or paid on any other class of shares unless and until all unpaid dividends on the Series 1 Preferred Shares have been paid.

         At any time after December 31, 1996, each Class A Preferred Share, Series I, shall be convertible into Common Shares on the basis of a Common Share price of Cdn$3.00 each, or at such lower price as may be provided below as follows:

1. Cdn$2.50 at any time after December 31, 1997, provided that the Current Trading Price shall never have exceeded Cdn$2.99 after December 31, 1996;
2. Cdn$2.00 at any time after December 31, 1998, provided that the Current Trading Price shall never have exceeded Cdn$2.99 after December 31, 1996 or Cdn$2.49 after December 31, 1997;
3. At any time after December 31, 1999, provided that the Current Trading Price shall never have exceeded Cdn$2.99 after December 31, 1996 or Cdn$2.49 after December 31, 1997 or Cdn$1.99 after December 31, 1998, at a Common Share Price equal to that price which represents a 15% discount to the then Current Trading Price, which Common Share price in no event shall be less than $0.95.

Any shares not converted prior to May 12, 2000 shall be deemed to have been converted on May 12, 2000 at the applicable conversion price described above. If there is a subdivision or consolidation of the Class A Preferred Shares prior to conversion of the Series I Preferred Shares into Common Shares, then the applicable conversion formula shall be proportionally adjusted.

         In the event of a dissolution, winding up or other return of capital of the Company, registered holders of the Class A Preferred Shares, Series I, shall be entitled to receive the amount paid up on such shares and all unpaid dividends before any amount shall be paid or any property or asset of the Company is distributed to the registered holders of any other classes of shares. After payment to the registered holders of the Series I Preferred Shares of the amount so payable to them as provided above, they shall not be entitled to share in any future distribution for the property or assets of the Company.

                                     PART IV

Item 17. Financial Statements

INTERNATIONAL CONSORT INDUSTRIES INC
CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 1993
AND AUDITORS' REPORT

Hay & Watson CHARTERED ACCOUNTANTS

AUDITORS'REPORT

To the Shareholders of International Consort Industries Inc.

We have audited the consolidated balance sheets of International Consort Industries Inc. as at March 31, 1993 and 1992 and the consolidated statements of loss and deficit, and of changes in cash flows for each of the years in the three year period ended March 31, 1993. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial CP statement presentation.

In our opinion, these consolidated financial statements present fairly, the financial position of the company as at March 31, 1993 and 1992 and the results of its operations and the changes in its cash flow for each of the years in the three year period ended March 31, 1993 in accordance with accounting principles generally accepted in Canada. As required by the Company Act of British Columbia we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

CHERTERED ACCOUNTANTS

Vancouver, B. C.
August 18, 1993

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9  (604)732-1466  Fax (604) 732-3133

                     INTERNATIONAL CONSORT INDUSTRIES INC.
                          CONSOLIDATED BALANCE SHEETS
                            MARCH 31, 1992 AND 1991
                          (Stated in Canadian Dollars)

ASSETS

                                1993                    1992
Current
 Cash                           $  10,074                 535,541
 Accounts receivable              172,905                 204,475
 Inventory                         40,636                   9,913
 Marketable securities (Note 3)       100                     100
 Prepaid expenses                   3,609                  33,609
                                  227,324                 783,638
Capital assets (Notes I and 4)      8,429                  14,048
Advance to related company (Note 6)     -                  42,831
Intangibles, (Notes I and 5)      886,765                 945,563
Mineral claims, option and
  working interest                 12,001                  26,695
Deferred exploration costs              1                 297,579
Minority interest                     145                       -
                               $1,134,665               $2,110,354
LIABILITIES
Current
 Accounts payable and accrued
   liabilities                 $  363,472                  184,075
 Loans payable                      8,688                   12,545
                                  372,160                  196,620
Advance from related company
  (Note 6)                         11,331                        -
Deferred income taxes              20,467                   20,467
                                  403,958                  217,087

SHAREHOLDERS' EQUITY

Share capital (Note 7)          4,752,743                4,485,743
  Authorized
      10,000,000 common shares without par value
  Issued and Outstanding
       7,923,242 (1992 - 7,615,242) common shares
Deficit                        (4,022,036)              (2,592,476)
                                  730,707                1,893,267
                              $1,134,665                 2,110,354


APPROVED BY THE BOARD:

DIRECTOR

DIRECTOR

                     INTERNATIONAL CONSORT INDUSTRIES INC.
                  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                                                         1993                    1992            1991
Sales                                                    $1,035,325              $1,152,222      $  457,731
Cost of sales                                               839,900                 611,114         274,191
Gross profit                                                195,425                 541,108         183,540
Operating expenses, Schedule 1                              774,868                 577,266         411,513
Operating loss                                             (579,443)                (36,158)       (227,973)
Other (income) expenses
  Filing, listing and transfer agent fees                    15,432                  19,114          9,996
  Corporate printing, financial and public relations        516,867                 255,306         60,255
  Royalties                                                  27,248                  37,205         17,838
  Depreciation and amortization                              66,661                  70,520         54,303
  Equity (income) loss                                            -                       -         11,462)
  Write off of abandoned mineral claims
      and related exploration costs                         312,272                 140,840              -
  Minority interest                                            (146)                      -              -
  Gain on disposition of subsidiary                               -                       -        (84,168)
  Loss on write down and sale of marketable securities            -                       -            780
  Miscellaneous income                                      (60,676)                      -              -
  Commission income                                         (27,541)                      -              -
                                                            850,117                 522,985         47,542
Loss before income taxes                                 (1,429,560)               (559,143)      (275,515)
Deferred income tax recovery                                      -                       -          7,363
Net loss for the year
                                                         (1,429,560)               (559,143)       (268,152)
Deficit, beginning of year                               (2,592,476)             (2,033,333)     (1,765,181)
Deficit, end of year
                                                         (4,022,036)             (2,592,476)     (2,033,333)

Loss per share (Note 7)                                      (0.19)                   (0.09)          (0.06)
Weighted average common shares outstanding'               7,622,242               6,116.075       4,752,459



                     INTERNATIONAL CONSORT INDUSTRIES INC.
                CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOWS
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                                                        1993                            1992                 1991
Operating activities
        Net loss                                        $(1,429,560)                    (559,143)           (268,152)
        Items not affecting cash flow
                Equity income                             (     145)                           -              11,462
                Write off of abandoned mineral claims
                        and related exploration costs       312,272                      140,840                   -
                Gain on disposal of subsidiary                    -                            -              84,168
                Depreciation and amortization                66,661                       70,520              54,303
                Loss on write down and sale of
                        marketable securities                     -                            -                 780
                Deferred income tax recovery                                                                  (7,363)
               Write down of inventory                           -                            -                   -
        Shares cancelled by settlement of lawsuit          ( 57.600)
        Shares issued for interest in subsidiary                  -                            -              426,439
        Liabilities settled by issue of company shares                                  (193,272)             404,112
        Shares issued for patent                                  -                            -              150,000
                                                         (1,108,372)                    (541,055)            (855,749)
        Changes in other operating items
                Accounts receivable                          31,570                     (184,080)            ( 12,297)
                Inventory                                   (30,723)                    (  3,225)            (  6,688)
                Prepaid expenses                             30,000                     ( 26,125)            (  4,375)
                Accounts payable                            179,397                     (113,699)             165,702
                Management fees payable                           -                     ( 74,249)              45,038
                Loans payable                               ( 3,857)                       1,422             (108,542)
        Cash used for operating activities               (  901,985)                    (941,011)             934,587
Cash flow from financing activities
        Advance to private company                                -                            -            ( 105,762)
        Issue of shares                                     324,600                    1,553,092               99,580
        Cash provided by financing activities               324,600                    1,553,092            (   6,182)
Cash flows investing activities
        Acquisition of subsidiary                                 -                            -            ( 804,264)
        Acquisition of capital assets                       ( 2,244)                   (   7,853)                   -
        Acquisition of patent license                             -                            -            ( 150,000)
        Advances (to) from related company                   54,162                    (  67,612)              24,781
                                                             51,918                    (  75,465)           ( 929,483)
(Decrease) increase in cash during the year
                                                         (  525,467)                     536,616            (   1,078)
Cash (bank indebtedness), beginning of year
                                                            535,541                    (   1,075)                   3
Cash (bank indebtedness), end of year                $       10,074                      535,541            (   1,075)


                     INTERNATIONAL CONSORT INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1993 AND 1992
                          (Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect the following policies:

Basis of Presentation
---------------------

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Cryopak (Canada) Corporation its wholly-owned subsidiary Cryopak Corporation, a Nevada corporation, and its subsidiary Cryopak (Alberta) Corporation.

Inventories
-----------

Inventories are valued at the lower of cost or net realizable value. Cost is determined by an average cost method.

Marketable Securities
---------------------

Marketable securities are recorded at the lower of cost and market value.

Mineral Claims, Option and Deferred Costs
-----------------------------------------

The company's mineral claims are in the exploration stage and, based on information available to date, the company has not yet determined whether these properties contain economically recoverable ore reserves. Costs associated with these mineral claims, including exploration and development costs, are deferred until such time as the properties are in commercial production, abandoned or sold.

The recoverability of the amounts shown for mineral claims and related deferred development costs is dependent upon the confirmation of economically recoverable reserves, the ability of the company to obtain the financing to successfully complete their development and upon future profitable production.

Depreciation
------------

The company records depreciation on its capital assets using the straight-line method over five years.

Investments
-----------

Investments in companies in which the company exercises significant influence are accounted for using the equity method.

Patent License
--------------

The patent license is recorded at cost and is amortized on a straight-line basis over seventeen years.

Deferred Development and Research Costs
---------------------------------------

The deferred development and research costs are recorded at cost and are amortized on a straight-line basis over twenty years.

Goodwill
--------

The excess of cost of the purchase of a subsidiary company over the fair value of assets acquired (consolidated goodwill) is amortized on a straight-line basis over seventeen years.

2. OPERATIONS

The ability of the company to continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business, is dependent on obtaining the financing necessary to continue operations and, ultimately, profitable operations. The company is engaged in discussions for these purposes but no arrangements are in place and there can be no assurances that such arrangements will be made.

3. MARKETABLE SECURITIES

Investment in 2,500 shares (1992 - 2,500) of joint venture partner, received as part of the proceeds in exchange for a 50 % interest in the West claim. Market value at March 3 1, 1993 - $300 (1992 - $ 100).

4. CAPITAL ASSETS

                                                         1993
                                         Accumulated     Net Book    Net Book
                               Cost      Depreciation    Value       Value
Furniture and fixtures         $75,002   $66,573         $8,429      $14,048


5. DEFERRED DEVELOPMENT RESEARCH COSTS, PATENT LICENSE AND GOODWILL


                                      1993            1993          1992
                                      Accumulated     Net Book      Net Book
                          Cost        Amortization    Value         Value
Deferred development
      research costs      $325,983    $  44,822       $ 281,161     $  297,459
Patent license             566,323       91,613         474,710        508,024
Goodwill                   156,155       25,261         130,894        140,080
                         1,048,461      161,696         886,765        945,563


6. ADVANCE TO/(FROM) RELATED COMPANY

                                              1993         1992
Advance to/(from) N.C.K. Holdings Ltd.        $(11,331)    $ 42,831


The related company is owned by two directors. The advance is unsecured non-interest bearing, and without terms of repayment.

7. SHARE CAPITAL


Authorized
10,000,000     common shares without par value
               Issued and outstanding


                                             1993                             1992                            1991
                                   Number                          Number                         Number
                                   of                              of                             of
                                   Shares          Amount          Shares          Amount         Shares          Amount
Balance, beginning of year         7,615,242       $ 4,485,743     5,370,019       $ 2,932,651     4,737,353      $ 2,045,792
Consolidation of outstanding shares
        on a 1 for 2 basis              -                 -             -                 -       (2,368,677)             -
Cancelled by settlement of lawsuit  (192,000)          (57,600)            -                 -             -              -
Issued during the year
        For cash                     500,000           324,600     1,961,000         1,359,820       288,010           99,580
        For interest in subsidiary        -               -             -                 -        1,421,463          426,439
        For patent                        -               -             -                 -          500,000          150,000
        For settlement of debt            -               -          284,223           193,272       791,870          210,840
                                     500,000           324,600     2,245,223         1,553,092     3,001,343          886,859
                                   7,923,242       $ 4,752,743     7,615,242       $ 4,485,743     5,370,019      $ 2,932,651


On March 31, 1993, the following stock options were outstanding:

                Number of        Exercise
                Shares           Price     Expiry Date
Directors       314,300          $0.80     May 27, 1997
Employees       192,500           0.80     May 27, 1997
Employees       100,000           0.85     February 23, 1995


8. INCOME TAXES

The company has losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:


1994      $ 167,789
1995        359,062
1996        274,933
1997        276,415
1998        296,801
1999      1,089,726


                     INTERNATIONAL CONSORT INDUSTRIES INC.
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                    YEAR ENDED MARCH 31, 1993, 1992 AND 1991
                          (Stated in Canadian Dollars)


                                             1993         1992        1991
Bad debts                                    68,986            -        5,471
Commissions                                  26,581       31,775       12,786
Management fees                             168,000      120,000      120,000
Foreign exchange                             14,214       16,812        6,012
Interest and bank charges                     7,231        7,276       20,590
Media advertising, marketing and promotion   61,607       39,762       20,255
Office supplies and stationery               93,804       50,554       37,051
Professional fees                            46,505      111,360       70,790
Rent                                         51,566       47,300       31,264
Salaries and benefits                        98,188       68,435       46,456
Telephone                                    62,357       45,741       19,452
Travel                                       63,731       26,649       12,192
Vehicle                                      11,098       11,602        9,194
                                            774,868      577,266      411,513


                            CRYOPAK INDUSTRIES INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                            YEAR ENDED MARCH 31,1995
                              AND AUDITORS REPORT


                            CRYOPAK INDUSTRIES INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31,1995 AND 1994

                                Auditors Report

                                 Balance Sheets

                  Consolidated Statements of Loss and Deficit

            Consolidated Statements of Changes in Financial Position

                   Notes to Consolidated Financial Statements

                  Consolidated Schedules of Operating Expenses

Hay & Watson CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
of Cryopak Industries Inc.

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 1995 and 1994 and the consolidated statements of loss and deficit and of changes in financial position for each of the years in the three year period ended March 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly the financial position of the company as at March 31, 1995 and 1994 and the results of its operations and the changes in its cash flows for each of the years in the three year period ended March 31, 1995 in accordance with accounting principles generally accepted in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


CHARTERED ACCOUNTANTS
Vancouver, B.C.
August 17, 1995

1822 West 2nd Avenue, Vancouver, B.C. V6J IH9 -(604) 732-1466 Fax (604) 732-3133

Hay & Watson CHARTERED ACCOUNTANTS

COMMENTS BY INDEPENDENT CHARTERED ACCOUNTANTS
FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
REPORTING STANDARDS IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which as explained in Note 12 to the consolidated financial statements, differ from accounting principles generally accepted in the United States. In addition, United States reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by significant uncertainties such as those described in Note 4 to these consolidated financial statements under the caption "Operations". Our report to the shareholders dated August 17, 1995 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, B.C.
August 17, 1995

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9  (604) 732-1466 Fax (604) 732-3133

                            CRYOPAK INDUSTRIES INC.
                          CONSOLIDATED BALANCE SHEETS
                                    MARCH31
                          (Stated in Canadian Dollars)

ASSETS

                                        1995         1994
Current
 Cash                                   $  1,709      $  1,842
 Accounts receivable                      83,204       152,482
 Inventory                                29,913        93,277
 Marketable securities (Note 5)              100           100
 Prepaid expenses                          3,609         3,609
 Due from employees                          -           5,240

                                         118,535       256,550

Capital assets (Notes I and 6)            15,405         8,198
Advance to related company
  (Note 8)                                56,972        62,559
Intangibles (Notes I and 7)              598,420       827,963

                                       $ 789,332    $1,155,270

LIABILITIES
Current
  Bank indebtedness                        6,373             -
  Accounts payable and
     accrued liabilities                 346,635       257,143
  Loans payable                              -          11,295

                                         353,008       268,438
Deferred income taxes                     20,467        20,467
                                         373,475       288,905

SHAREHOLDERS EQUITY

Share capital (Note 9)
   Authorized
    100,000,000 common shares
    without par value
    Issued and outstanding
    9,677,542 (1994-8,966,542)
    common shares                     5,972,928       5,623,668

(Deficit)                            (5,557,071)     (4,757,303)
                                        415,857         866,365

                                        789,332       1,155,270


APPROVED BY THE BOARD

DIRECTOR

DIRECTOR

                            CRYOPAK INDUSTRIES INC.
                  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                             1994            1993
                1995         RESTATED        RESTATED
Sales           $1,053,456   1,0176,266      1,035,325

Cost of sales
  Materials        605,804     620,985         761,085
  Packaging              -           -           2,817
                   605,804     620,985         763,902
Gross profit       447,652     455,281         271,423
Operating expenses,
 Schedule 1      1,094,739     991,886       1,164,966
Operating (loss) ( 647,087)  ( 536,605)       (893,543)

Other (income) expenses
 Filing, listing and
   transfer agent
   fees             21,157      27,599          15,432
 Corporate printing,
   financial and public
   relations       142,617     158,686         266,059
 Write off of abandoned
   mineral claims and
   related exploration
   costs                 -      12,002         312,272
 Minority interest       -           -             146
 Recovery on shares
   cancelled by settlement
   of lawsuit            -           -         (57,600)
 Write off of loans
  payable          (11,295)          -               -
 Other income      (   138)          -               -
                   152,341     198,287         536,017
(Loss) before income
 taxes            (799,428)   (734,892)     (1,429,560)
Income taxes           340         375               -
Net(loss)for
  the year        (799,768)   (735,267)     (1,429,560)
(Deficit),
 beginning of year(4,757,303) (4,022,036)   (2,592,476)
(Deficit),
 end of year      (5,557,071) (4,757,303)   (4,022,036)
(Loss) per share  $   (0.09)  $   (0.09)    $   (0.19)
Weighted average
 common shares
 outstanding       9,280,487   8,479,766     7,622,242


                            CRYOPAK INDUSTRIES INC.
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                                                      1994         1993
                                        1995          RESTATED     RESTATED
Operating activities
 Net (loss)                             $(  799,768)  $(  735,267) $(1,429,560)
 Items not affecung cash flow
  Minority interest                               -             -          145
  Write off of abandoned mineral claims
   and related exploration costs                  -        12,002      312,272
  Depreciation and amortization             236,623        65,840       66,661
  Gain on settlement of lawsuit                   -             -    (  57,600)
 Write off of loans payable               (  11,295)            -            -
                                          ( 574,440)     (657,425)   (1,108,372)
 Changes in other operating items
  Accounts receivable                        69,278        20,568        31,570
  Due from employees                          5,240      (  5,240)            -
  Inventory                                  63,364      ( 52,641)   (   30,723)
  Prepaid expenses                                -             -        30,000
  Accounts payable                           89,492      (106,329)      179,397

Cash (used for) operating activities      ( 347,066)     (801,067)    ( 898,128)
Cash flow from financing activities
  Issue of shares                           315,260       870,925       324,600
  Liabilities settled by issue of
    company shares                           34,000             -             -
  Loans payable                                   -         2,607         3,857
  Cash provided by financing activities     349,260       873,532       320,743
Cash flow from investing activities
  Acquisition of capital assets            ( 14,287)     (  6,807)    (   2,244)
  Advances (to) from related company          5,587      ( 73,890)       54,162
  Cash (used for) provided by investing
    activities                             (  8,700)     ( 80,697)       51,918

(Decrease) in cash during the year         (  6,506)     (  8,232)     (525,467)
Cash, beginning of year                       1,842        10,074       535,541
Cash(bank indebtedness)end of year        $(  4,664)    $   1,842      $ 10,074


                            CRYOPAK INDUSTRIES INC.
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                                              1994             1993
                                1995          RESTATED         RESTATED
Bad debts                       $ 28,731           165          18,369
Commissions                        9,110        13,054          26,581
Depreciation and amortization    236,623        65,840          66,661
Foreign exchange                  33,228       (19,244)         14,214
Freight and duty                  31,741        48,968          75,937
Interest and bank charges         16,178         7,984           7,231
Management fees                  210,000       192,000         168,000
Marketing                         46,222        85,822         202,215
Office supplies and stationery    49,781        97,372          93,804
Professional fees                 75,088        65,487          60,474
Rent                              47,838        54,089          52,566
Royalties                         26,584        25,959          27,248
Salaries and benefits            146,677       136,885          98,188
Storage                           16,751        12,509          20,061
Telephone                         46,662        62,121          62,357
Travel                            64,460       134,005         159,962
Vehicle                            9,065         8,870           11,098
                              $1,094,739      $991,886       $1,164,966


                            CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31,1995 AND 1994
                          (Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect the following policies:

Basis of Presentation
---------------------

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Cryopak (Canada) Corporation its wholly-owned subsidiary Cryopak Corporation, a Nevada corporation, and its proportionate interest (50%) in a joint venture, Cryopak (Alberta) Corporation.

Inventories
-----------

Inventories are valued at the lower of cost or net realizable value. Cost is determined by an average cost method.

Marketable Securities
---------------------

Marketable securities are recorded at the lower of cost and market value.

Depreciation
------------

The company records depreciation on its capital assets using the straight-line method over five years.

Patent License
--------------

The patent license is recorded at cost and is amortized on a straight-line basis over seventeen years.

Deferred Development Costs
--------------------------

The deferred development costs are recorded at cost and are amortized on a straight-line basis over ten years.

Foreign Currency
----------------

Foreign currency accounts are translated using the temporal method whereby current assets and current liabilities are translated to Canadian dollars at year end exchange rates, other assets and liabilities at exchange rates prevailing at the dates of transactions, and revenue and expenses at the average rate during the year. Gains and losses from foreign exchange currency translation are included in the consolidated statement of loss and deficit.

Goodwill
--------

The excess of cost of the purchase of a subsidiary company over the fair value of assets acquired (consolidated goodwill) is amortized on a straight-line basis over seventeen years.

2. CHANGE IN ACCOUNTING POLICY

Effective April 1994 the company changed its method of accounting for its 50% interest in Cryopak (Alberta) Corporation. Up to that date the company had effective control and presented the financial statements on a consolidated basis. The current arrangement is that of a joint venture and the financial statements have been presented on a proportionate interest basis. The prior year figures have been restated to reflect the retroactive application of this policy for comparative purposes. The effect of this change on the net loss for the year end March 31, 1994 is not significant. The sales, cost of sales and operating expenses for 1994 have been reduced by $72,344, $64,461 and $7,296 respectively.

3. CHANGE IN ESTEVIATES

Effective April 1994 the company determined that as a result of a change in marketing strategy deferred marketing costs included in deferred development costs should no longer be deferred. Deferred marketing costs of $211,966 were being amortized on a straight-line basis over 20 years. The net balance of $172,223 has been expensed as depreciation in the current year.

Effective April 1994 the estimated useful life for product development costs has been reduced from 20 years to 10 years.

The above accounting changes have been applied on a prospective basis and the effect of this change is to increase depreciation expense and net loss for the year by $170,741 and depreciation expense in each of the following five years by $9,121.

4. OPERATIONS

The ability of the company to continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business, is dependent on obtaining the financing necessary to continue operations and, ultimately, profitable operations. The company is engaged in discussions for these purposes. (Note 11)

5. MARKETABLE SECURITIES

Investment in 2,500 shares (1994 - 2,500) of Roxwell Gold Mines Ltd. Market value at March 31, 1995 - $350 (1994 $350).

6. CAPITAL ASSETS


                                                            1995            1994
                                          Accumulated       Net Book        Net Book
                               Cost       Depreciation      Value           Value
Computer hardware and software $18,530    $ 6,269           $12,261         $ 3,936
Furniture and fixtures          77,565     74,421             3,144           4,262

                               $96,095    $80,690           $15,405         $ 8,198


7. INTANGIBLES

                                                            1995            1994
                                          Accumulated       Net Book        Net Book
                                Cost      Amortization      Value           Value
Deferred development costs      $325,983  $248,167          $ 77,816        $264,861
Patent licence                   566,323   158,241           408,082         441,394
Goodwill                        156,155     43,633           112,522         121,708
                             $1,048,461   $450,041          $598,420        $827,963

8. ADVANCE TO RELATED COMPANY


                                1995            1994
Advance to N.C.K. Holdings Ltd. $       56,972  $       62,559


The related company is owned by two directors. The advance is unsecured, non-interest bearing and without terms of repayment. During the year the company paid $210,000 (1994 - $192,000) as management fees to N.C.K. Holdings Ltd. During the year the company also paid royalties of $17,722 (1994 - $17,306) to N.C.K. Holdings Ltd.

9. SHARE CAPITAL


Authorized
100,000,000     common shares without par value
                Issued and outstanding


                                1995                    1994                    1993
                                Number                  Number                  Number
                                of                      of                      of
                                Shares    Amount        Shares    Amount        Shares    Amount
Balance, beginning of year      8,966,542 $ 5,623,668   7,923,242 $ 4,752,743  7,615,242  $4,485,743
Cancelled by settlement of lawsuit      -           -           -           -   (192,000) (   57,600)
Issued during the year
        For cash                   661,000    315,260   1,043,300     870,925    500,000     324,600
        For settlement of debt      50,000     34,000           -           -          -           -
                                   711,000    349,260   1,043,300     870,925    500,000     324,600

Balance, end of year             9,677,542 $5,972,928   8,966,542   $5,623,668  7,923,242 $4,752,743


On March 31, 1995, the following stock options were outstanding:


                      Number of       Exercise        Expiry
                      Shares          Price           Date
Directors             104,700         0.45            May 6, 1996
                       82,000         0.45            May 30, 1996
                       50,000         0.55            Aug 23, 1996
                      155,000         0.26            Mar 3, 1997
                       75,000         0.45            May 27, 1997
Employees              20,000         0.45            May 27, 1997
                      145,000         0.45            January 28, 1996
                      150,000         0.30            Oct 6, 1996


On March 31, 1995 the following non-transferable share purchase warrants were outstanding:


Number of       Warrant
Shares to       Number of               Exercise                Expiry
Purchase        Warrants                Price                   Date
116,000         116,000                 $0.26                   Up to October 6, 1995
                                         0.30                   from October 7, 1995
                                                                to October 6, 1996


10. INCOME TAXES

The company has losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:


1995    $167,789
1996     359,062
1997     274,933
1998     276,415
1999     296,801
2000   1,089,726
2001     658,014


11. SUBSEQUENT EVENTS

The company entered into an Investment Agreement, April 3, 1995 with Cryopak Industries (VCC) Inc. for a private placement of up to $2,000,000 as follows:

(a) up to $500,000 for common shares on the sis of $ 0.40 per share for the first $100,000 received, $ 0.50 per for the second $100,000 received, $ 0.60 per share for the third $100,000 received, $ 0.70 per share for the fourth $ 100,000 received, $ 0.80 per share for the fifth $ 100,000.

(b) up to $1,500,000 for Class A Preferred shares on the basis of one such share for each $1,000 so invested.

The common shares carry a warrant to purchase one additional common share at a price equal to a $ 0. 10 premium to the price of the corresponding issued common share. The warrants expire one calendar year from their date of issue.

The Class A Preference shares will have the following rights and restrictions:

(i)  each share shall be entitled to one vote at all shareholders meetings;

(ii) each share will carry a 12% annual, cumulative dividend, payable, at the option of the company in either cash or Common Shares, the value of the Common Shares being calculated on the basis of the Current Trading Price as at the end of the company's most recent fixed fiscal year end;

(iii) at any time after December 31, 1996, each share will be convertible into Common Shares on the basis of a Common Share price of $3.00 each, or at such lower price as may be provided below:

(aa) $2.50 at any time after December 31, 1997, provided that the Current Trading Price shall never have exceeded $2.99 after December 3 1, 1996;

(bb) $2.00 at any time after December 31, 1998, provided that the Current Trading Price shall never have exceeded $2.99 after December 3 1, 1996 or $2.49 after December 3 1, 1997;

(cc) at any time after December 31, 1999, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 31, 1997 or $1.99 after December 31, 1998, at a Common Share price equal to that price which represents a 15% discount to the then Current Trading Price subject, however, to applicable regulatory authority policy;

but if not so converted prior to May 12, 2000, such shares will be deemed to have been converted on May 12, 2000 at the applicable conversion price described above;

(iv) each share will have a par value of $ 1,000;

(v) if there is a subdivision or consolidation of the Class A Preferred Shares prior to conversion into Common Shares then the applicable conversion formula shall be proportionately adjusted;

(vi) no dividends shall be declared or paid on any other class of shares unless and until all unpaid dividends on the Class A Preferred Shares have been paid;

(vii)each share shall rank in priority to any other class of shares in the event of a dissolution, winding up or other return of capital.

As at August 17, 1995 the VCC had raised $143,000 and had advanced $88,000 to the company.

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

a) Generally accepted accounting principles ("GAAP") used in the United States of America differ in certain respects from GAAP used in Canada. Differences which materially affect these consolidated financial statements are: United States GAAP require deferred development costs be expensed as incurred whereas Canadian GAAP allows these expenses to be deferred and amortized. Had the consolidated financial statements been prepared in accordance with United States GAAP as described above, the following changes would have been made:


                                 1995         1994          1993
Total Assets - Canadian GAAP     $789,332     1,155,761     1,134,665
Deferred development costs        ( 77,816)    (264,861)     (276,884)
Total Assets - United States GAAP  711,516      890,900       857,781



                                        1995          1994           1993
Shareholders' equity - Canadian GAAP    $415,857      $866,365       $730,707
Deferred development costs               (77,816)     (264,861)      (276,884)

Shareholders' equity -
 United States GAAP                       338,041      601,504        453,823



                                       1995          1994             1993
Net Loss - Canadian GAAP               $(799,768)    $(734,517)       $(1,429,560)
Amortization of deferred development     187,045        16,299             20,575
costs
Net Loss - United States GAAP           (612,723)     (718,218)        (1,408,985)


b) United States GAAP require non-cash investing and financing activities to be excluded from the Consolidated Statements of Changes in Financial Position, whereas Canadian GAAP require these activities to be included in the Statement. Had the Consolidated Statement of Changes in Financial Position been prepared in accordance with U.S. GAAP the following transactions would have been excluded:


                                                1995         1994    1993
Liabilities settled by issue of company shares  $34,000         -    193,272
Shares issued for patent                              -         -    150,000


c) Loss per share

                                               1995          1994    1993
                                               0.07          0.08    0.18

                            CRYOPAK INDUSTRIES INC.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            YEAR ENDED MARCH 31 1996
                              AND AUDITORS REPORT

CRYOPAK INDUSTRIES INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31,1996 AND 1995
                                Auditors Report
                                 Balance Sheets

                  Consolidated Statements of Loss and Deficit

            Consolidated Statements of Changes in Financial Position

                   Notes to Consolidated Financial Statements

                  Consolidated Schedules of Operating Expenses


Hay & Watson CHARTERED ACCOUNTANTS

AUDITORS REPORT

To the Shareholders
of Cryopak Industries Inc.

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 1996 and 1995 and the consolidated statements of loss and deficit and of changes in financial position for each of the years in the three year period ended March 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consulidated financial statements arc free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1996 and 1995 and the results of its operations and the changes in its cash flows for each of the years in the three year period ended March 31, 1996 in accordance with accounting principles generally accepted in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

CHARTERED ACCOUNTANTS

Vancouver, B.C.
July 5, 1996

1822 West 2nd Avenue, Vancouver, B.C. V6J IH9 -(604) 732-1466 Fax (604) 732-3133
Hay & Watson CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the ophuon paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 2 to the financial statements. Our report to the shareholders dated July 5, 1996 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditor's Report when these are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, B.C.
July 5, 1996

1822 West 2nd Avenue, Vancouver,  B.C.  V6J 1IH9 (604)732-1466 Fax (604)732-3133

                            CRYOPAK INDUSTRIES INC.
                          CONSOLIDATED BALANCE SHEETS
                                    March 31
                          (Stated in Canadian Dollars)

ASSETS

                              1996                     1995
Current
        Cash                  $331,045                 $  1,709
        Accounts receivable    134,338                   83,204
        Inventory               52,183                   29,913
        Investments
          (Notes I and 3)       25,442                      100
        Prepaid expenses         9,476                    3,609
        Due from employees      10,218                        -
                              ________                 ________
                              $264,702                 $118,535

Capital assets
     (Notes I and -4)           51,610                   15,405
Advance to related company
     (Note 5)                  109,339                   56,972
Intangibles (Notes I and 6)    544,209                  598,420
                              ________                 ________

                              $969,860                 $789,332

LIABILITIES

Current
   Bank indebtedness          $      -                 $  6,373
   Accounts payable and
     accrued liabilitie         416,174                 346,635
   Current portion of
     capital lease obligation     5,874                       -
                               ________                ________
                               $422,048                $353,008
Capital lease obligation
   (Note 7)                      31,808                       -
Deferred income taxes            20,467                  20,467
                               ________                ________
                               $474,323                $373,475

SHAREHOLDERS EQUITY
Share capital (Note 8)
  Issued and outstanding
      11,229,065
 (1995-9,677,542)common shares 6,699,998             5,972,928
         265 class "A"
         preferred shares,
                 Series 1        265,000                     -
(Deficit)                        (6,469,461)           (5,557,07)
                                    495,537               415,857
                                 $  969,860             $ 789,332


APPROVED BOARD:

DIRECTOR

DIRECTOR

                            CRYOPAK INDUSTRIES INC.
                  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                                                   1994
                       1996           1995         RESTATED
Sales                  $  965,912     1,053,456    1,076,266
Cost of sales             557,611       637,545      669,953
Gross profit              408,301       415,911      406,313
Operating expenses,
    Schedule 1          1,158,036     1,062,998      942.918
Operating (loss)          749,735       647,087      536,605

Other (income) expenses

   Filing, listing and
     transfer agent fees    26,870       21,157       27,599
   Corporate printing,
     financial and public
     relations             129,994      142,617      158,686
   Write off of abandoned
     mineral claims and
     related exploration
     costs                        -            -       12,002
   Loan payment as guarantor  6,518            -            -
   Write off of loans payable     -     ( 11,295)           -
   Other income              (  384)    (    138)           -

                            162,998      152,341      198,287

(Loss) before income taxes (912,733)    (799,428)    (734,892)
Income taxes (recovery)    (    343)         340          375

Net (loss) for the year    (912,390)    (799,768)    (735,267)
(Deficit),
  beginning of year       (5,557,071)  (4,757,303)   (4,022,036)
(Deficit), end of year   $(6,469,461) $(5,557,071)  $(4,757,303)

(Loss) per share         $(     0.09) $(     0.09)  $(     0.09)

Weighted average
 common shares outstanding 10,637,948   9,280,487     8,479,766


                            CRYOPAK INDUSTRIES INC.
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                                                                 1994
                                          1996       1995        RESTATED
Cash flow from operating activities
   Operations
   Net (loss)                             $(912,390) (799,768)   (735,267)
   Items not affecting cash flow
    Write off of abandoned mineral claims
     and related exploration costs                -         -      12,002
   Depreciation and amortization             72,984   236,623      65,840
   Write off of loans payable                     -   (11,295)          -
                                           (839,406) (574,440)    (657,425)

   Changes in other operating items
     Accounts receivable                    (51,134)  (69,278)     (20,568)
     Due from employees                     (10,218)    5,240      ( 5,240)
     Intangibles                            ( 3,113)        -            -
     Inventory                              (22,270)   63,364      (52,641)
     Investments                            (25,342)        -            -
     Prepaid expenses                       ( 5,867)        -            -
     Accounts payable                        69,541    89,492     (106,329)

   Cash (used for) operating activities    (887,809) (347,066)    (801,067)

Cash flow from financing activities
  Issue of shares                           992,070   315,260      870,925
  Liabilities settled by issue of company shares  -    34,000            -
  Loans payable and capital lease obligation 37,682         -        2,607
  Cash provided by financing activities   1,029,752   349,260      873,532

Cash flow from investing activities
  Acquisition of capital assets           ( 51,867)  ( 14,287)     ( 6,807)
  Advances (to) from related company      ( 52,367)     5,587      (73,890)
  Cash (used for) investing activities    (104,234)  (  8,700)     (80,697)

Increase (decrease) in cash during the year 37,709   (  6,506)     ( 8,232)
(Bank indebtedness) cash, beginning of year (4,664)     1,842       10,074

Cash (bank indebtedness), end of year       33,045    ( 4,664)       1,842



                            CRYOPAK INDUSTRIES INC.
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                                                  1995           1994
                                     1996         RESTATED       RESTATED
Bad debts                            $ 32,668     28,731            165
Commissions                             3,681      9,110         13,054
Depreciation and amortization          72,984    236,623         65,840
Foreign exchange                        2,867     33,228        (19,244)
Interest and bank charges              11,435     16,178          7,984
Interest on capital lease obligation    1,156          -              -
Management fees and commissions       220,000    210,000        192,000
Marketing                             173,157     46,222         85,822
Office supplies and stationery         54,587     49,781         97,372
Professional fees                     155,698     75,088         65,487
Rent                                   48,576     47,838         54,089
Royalties                              30,239     26,584         25,959
Salaries and benefits                 122,610    146,677        136,885
Storage                                 8,362     16,751         12,509
Telephone                              41,899     46,662         62,121
Travel                                167,284     64,460        134,005
Vehicle                                10,833      9,065          8,870

                                   $1,158,036  1,062,998        942,918


                             CRYOPAK INDUSTRIES INC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31,1996 AND 1995
                          (Stated in Canadian Dollars)

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect the following policies:

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cryopak (International) Inc., a Barbados corporation, Cryopak (Canada) Corporation and its wholly-owned subsidiary Cryopak Corporation, a Nevada corporation, and its proportionate interest (50%) in a joint venture, Cryopak (Alberta) Corporation.

Inventories
-----------

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in first-out (FIFO) method of valuation.

Investments
-----------

Investments are recorded at the lower of cost and market value.

Depreciation
------------

Capital assets are recorded at cost.

The Company records depreciation on its capital assets using the straight-line method over five years, except for motor vehicles where the declining balance method is used at the rate of 30% per annum.

Patent License
--------------

The patent license is recorded at cost and is amortized on a straight-line basis over seventeen years.

Deferred Development Costs
--------------------------

The deferred development costs are recorded at cost and are amortized on a straight-line basis over ten years.

Foreign Currency
----------------

Foreign currency accounts are translated using the temporal method whereby current assets and current MWties are translated to Canadian dollars at year end exchange rates, other assets and liabilities at exchange rates prevailing at the dates of transactions, and revenue and expenses at the average rate during the year. Gains and losses from foreign exchange currency translation are included in the consolidated statement of loss and deficit.

Goodwill
--------

The excess of cost of the purchase of a subsidiary company over the fair value of assets acquired (disclosed in these consolidated financial statements as goodwill) is amortized on a straight-line basis ever seventeen years.

2.      OPERATIONS

These financial statements have been prepared on the assumption that the Company is a going concern.

The ability of the Company to continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business, is dependent on obtaining the financing necessary to continue operations and, ultimately, profitable operations (Note 12).

INVESTMENTS
-----------


                                        1996             1995
Marketable securities-market value
 at March 31, 1996 - $475 (1995 - $350) $  100           $ 100

Artwork                                  25,342               -
                                        $25,442           $ 100


4. CAPITAL ASSETS


                                               1996            1995
                              Accumulated      Net Book        Net Book
                Cost          Depreciation     Value           Value
Computer        $28,268       $14,131          $14,137         $12,261
Furniture and
  fixtures       79,099        76,131            2,968           3,144
Motor vehicle
   under
   capital lease 40,594         6,089           34,505              -

               $147,961       $96,351          $51,610         $15,405


5. ADVANCE TO RELATED COMPANY


                                   1996                  1995
Advance to N.C.K Holdings Inc.     $109,339              $ 56,972


The related company is owned by two directors. The advance is unsecured, bears interest at 8% per anum commencing April 1, 1996, and is repayable in monthly installments of S2,200, commencing April 30, 1996. During the year the Company paid S220,000 (1995 - S2 10,000) as management fees to N.C.K Holdings Inc. During the year, the Company also paid royalties of $20,159 (19,95 - $17,722) to KUL Holdings Inc.

6. INTANGIBLES

                                                       1996        1995
                                      Accumulated      Net Book    Net Book
                           Cost       Amortization     Value       Value
Incorporation costs        $  3,111   $      -         $  3,111          -
Deferred development costs  114,017     51,023           62,994      77,816
Patent licence              566,323    191,555          374,768     408,082
Goodwill                    156,155     52,819          103,336     112,522
                           $839,606   $295,397         $544,209    $598,420


7. CAPITAL LEASE OBLIGATION


Capital lease payable, with interest of 10.25%,
   due November 1, 1999.                               $  37,682
Less: current portion                                      5,874
                                                       $  31,808

The future minimum lease payments required are $46,383 payable as follows:


1997    $ 9,240
1998      9,240
1999      9,240
2000     18,663


Included in these amounts is imputed, interest of $8,701.

8.  SHARE  CAPITAL

Authorized
100,000,000  common  shares  without  par  value
100,000,000  class "A preferred  shares without par value
             of which 1,500 are designated class "A" convertible voting preferred shares, Series 1.


The following changes occurred in capital stock:


Common shares
Issued and outstanding

                                        1996                       1995                 1994
                                   Number                   Number               Number
                                   of                       of                   of
                                   Shares      Amount         Shares    Amount     Shares    Amount
Balance, beginning of year          9,677,542  $5,972,928     8,966,542 $5,623,668 7,923,242 $4,752,743
Issued during the year
        For cash                    1,551,523     727,070       661,000    315,260 1,043,300    870,925
        For settlement of debt        -             -            50,000     34,000       -          -
                                    1,551,523     727,070       711,000    349,260 1,043,300    870,925
Balance, end of year               11,229,065  $6,699,998     9,677,542 $5,972,928 8,966,542 $5,623,668


Class A preferred shares, Series I


Balance, beginning of year           -                     -                -

Issued during the year             265   $265,000          -                -
Balance, end of year               265   $265,000          -                -


Each class "A" preferred share Series I carries a 12%~ cumulative dividend payable at the company's fiscal year end, in either cash or common shares at the option of the Company. Dividends in arrears at March 31, 1996 amounted to S3,925.00.

The Series I preferred shares are convertible into common shares at the rate of one common share for each S3.00 of paid up capital or the rate provided below:

(i) $2.50 at any time after December 31, 1997, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996;

(ii) $2.00 at any time after December 31, 1998 provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 31, 1997.

(iii) at any time after December 31, 1999 provided that the Current Trading Price shall never have exceeded S2.99 after December 31, 1996 of $2.49 after December 31, 1997 or $1.99 after December 31, 1998, at a common share price equal to that price which represents a 15% discount to the then Current Trading Price, which common share price in no event shall be less than $O.95;

but if not so converted prior to May 12, 2000, such Series I preferred shares shall be deemed to have been converted on May 12, 2000 at the applicable conversion price described above.

On March 31, 1996, the following stock options were outstanding:


                Number of       Exercise        Expiry
                Shares          Price           Date
Directors       104,700         $0.45           May 6, 1996
                 82,000          0.45           May 30, 1996
                 50,000          0.55           August 23, 1996
                160,000          0.30           April 7,1997
                 98,000          0.25           June 20, 1997
                150,000          0.44           November 7, 1997
                 75,000          0.45           May 27, 1997
                255,000          0.55           August 22, 1997
                100,000          0.40           January 12, 1999
Officers         35,000          0.44           November 7, 1997
Employees        20,000          0.45           May 27, 1997
                 30,000          0.25           June 20, 1997
                 50,000          0.40           January 12, 1999
                150,000          0.30           October 6, 199,6
Contractor       50,000          0.40           January 12, 1999


The Company has agreed to extend the expiry date to October 6, 1998, in settlement of a financial obligation to a Company in which the optionee is a principal. The Company has also agreed to issue another principal of this Company an option to purchase 150,000 shares at $0.60 per share, expiring two years from the date of issue. These transactions are subject to regulatory approval.

On March 31, 1996 the following warrants, each to purchase one common share, were outstanding:


Class of        Number of               Purchase        Expiry
Shares          Warrants                Price           Date
Common            5,000                 $0.50           August 9, 1996
Common           38,000                  0.60           August 9, 1996
Common          167,750                  0.50           July 24, 1996
Common           28,000                  0.60           September 29, 1996
Common           51,666                  0.70           October 12, 1996


9. INCOME TAXES

The Company has losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:


1995      167,789
1996      359,062
1997      274,933
1999      276,415
1999      296,801
2000    1,089,726
2001      658,014
2002      710,475


10. LEASES

The minimum annual rental commitments for operating leases in effect at March 31, 1996 are as follows:


1997    54,390
1998    32,262
1999    24,447


11. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise disclosed in these consolidated financial statements are:

(a) Professional fees include a commission of $56,560 to Discovery Capital Corporation, the president and non-controlling shareholder of which is a director of the Company. As of March 31, 1996, $56,560 was payable to Discovery Capital Corporation. The amount was paid in full after the year end.

(b) Professional fees of $10,000 were paid to a company owned by a director of the Company.


12. SUBSEQUENT EVENTS

The following events occurred subsequent to the year end:

(a) The following common shares were issued pursuant to the exercise by director of share purchase options:


Date of exercise       Number of      Exercise        Total
                       Shares         Price           Proceeds
May 30, 1996            82,000        $0.45           $36,900

May 27, 1996           102,836         0.55            56,560


(b) The following class "A" convertible voting  preferred   shares Series I were
issued pursuant to an Investment Agreement with Cryopak Industries (VCC) Inc. dated April 3, 1995, as amended, for a placement of up to S2,000,000.


Date of issue   Number of     Total
                Shares        Proceeds
April 16, 1996  43            $43,000
June 13, 1996   50             50,000


As of July 5, 1996, the VCC had advanced S858,000 to the Company. The private placement was approved to close no later than June 27, 1996 by the Vancouver Stock Exchange. An application for an extension has been filed by the Company.

(c) The following share options were issued after the end of the year:


                Number of       Exercise        Expiry
                Shares          Price           Date
Director        100,000         0.42            April 26, 1998


13. CONTRACTUAL OBLIGATIONS

(a) Pursuant to an agreement dated December 20, 1989, with N.C.K Holdings Inc., as part of the consideration for a licence, the Company bas made a commitment to issue up to 3,000,000 common shares of its capital (the "performance shares") based upon certain performance criteria.

The issue of the shares is subject to regulatory approval which to date has not been sought.

(b) Pursuant to an agreement with Erik Petersson & Company, Inc. (EPC) dated February 8, 1996, as consideration for consulting work on international sales, the Company has made the following commitment:

 to pay EPC $2,500/month until the first sale and/or distribution contract has been signed.

 to pay EPC a 5% commission on Total Gross Sales generated by EPC, on behalf of the Company.

 to give EPC a bonus in the form of non-transferable common share purchase warrants of the Company as follows:

(a) 60,000 warrants for a minimum of CDN S 1,000,000 in sales.

(b) a total of 60,000 warrants for each additional CDN $1,000,000 in sales to a maximum of CDN $9,000,000, paid in increments of 30,000 warrants for each CDN $500,000 in sales. The price of the warrants shall be set based on the average price of the ten previous trading days prior to the signing of this agreement. Each subsequent issuance of warrants after the first 60,000 shall be priced at 15% above the price of the previous warrants issued, and shall be exercisable for a period of one (1) year after the date of issuance.

As of July 5, 1996, the Company had paid S.15,000 to EPC.

14. CONTINGENT LIABILITIES

Should sales of racks not meet expectations, the Company is liable for the cost of the molds, the balance of which was approximately $30,000 at March 31, 1996.

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

a) Generally accepted accounting principles ("GAAP") used in the United States of America differ in certain respects from GAAP used in Canada. A difference which materially affects these consolidated financial statements is that United States GAAP require deferred development costs be expensed as incurred whereas Canadian GAAP aflows these expenses to be deferred and amortized. Had the consolidated financial statements been prepared in accordance with United States GAAP as described above, the following changes would have been made:


                                1996       1995       1994
Total Assets - Canadian GAAP    $969,860   $789,332  $1,155,761
Deferred development costs      ( 62,994)   (77,816)  (264,861)
Total Assets -United States GAAP 906,866    711,516    890,900



                               1996        1995       1994
Shareholders equity-
 Canadian GAAP                 $495,537    $415,857   $866,365
Deferred development costs      (62,994)    (77,816)   (264,861)
Shareholders' equity-
 United States GAAP             432,543     338,041    601,504



                                1996       1995       1994
Net Loss - Canadian GAAP        $(912,390) $(799,768) $(734,517)
Amortization of deferred
 development costs                 14,822    187,045     16,299

Net Loss - United States GAAP    (897,568)  (612,723)  (718,218)


b) United States GAAP require non-cash investing and financing activities to be excluded from the Consolidated Statements of Changes in Financial Position, whereas Canadian GAAP require these activities to be included in the Statement Had the Consolidated Statement of Changes in Financial Position been prepared in accordance with U.S. GAAP the following transactions would have been excluded:


                                 1996         1995     1994
Liabilities settled by
  issue of company shares        $   -        $34,000  $   -


c) Basic loss per share calculated in accordance with U.S. GAAP is:


                                 1996         1995     1994
                                 0.09         0.07     0.08

Hay & Watson CHARTERED ACCOUNTANTS

26 August 1997

Messrs. Harry Bydgnes and Leigh Jeffs
Cryopak Industries Inc.
1120 - 625 Howe Street
Vancouver, B.C. V6C 2T6

Dear Sirs:

During our examination of the consolidated financial statements of Cryopak Industries Inc. for the year ended March 31, 1997, we reviewed the existing system of accounting procedures and internal control and such review indicated certain areas which we believe should be brought to your attention. We have also recommended certain changes to achieve consistent application of accounting policies adopted by the company.

1. INVENTORY

During our examination we found that there were no records of the inventory kept at the various locations. In addition, no one had arranged for inventory counts to be done at year-end although previously advised by us to do so. The lack of proper records has caused the company to run out of inventory and to buy back inventory from customers in order to fill other customers' orders. This causes the company to lose its profit margin on the sale as well as showing the company at a disadvantage. On an ongoing basis, sales staff and the receptionist should call the storage companies to know if they can fill orders and therefore avoid delays and poor customer relations.

The value of inventory at year-end is essential to the preparation of financial statements, and deficiencies in that area may result in a qualified audit report. A proper recording system for inventory is essential and must be established immediately. All shipments in and out of the out of the outside warehouses must be supported by a written confirmation including the date of the shipment.

The company's inventory records should be compared with the quantities reported by the storage companies periodically. A count at year-end must be performed and reconciled to your record.

1822 West 2nd Avenue, Vancouver, B.C. V6J 1H9 e(604) 732-1466 Fax (604) 732-3133
The overall responsibility for the inventory should be assigned to a responsible and knowledgable staff member. It should not be given to staff with no accounting training or experience.

During the course of the audit, we have discussed the implementation of an adequate temporary system on a computer spreadsheet with Laila. However the company would benefit from the full integration of its invoicing and inventory systems with its accounting system. We are available to further discuss and help with the implementation of such a system.

2. EXPENSE ALLOCATION AND TAX PLANNING

Various expenses such as rent, telephone, promotion and advertising, salaries, office expenses, insurance, and professional fees, are common to Cryopak Industries Inc., Cryopak (Canada) Corporation and Cryopak (International) Ltd. Currently, the majority of the expenses are allocated to Cyropak Industries Inc. However, the operations of the group are recorded in Cyropak (Canada) Corporation and will eventually result in taxable income. To ensure that full advantage is taken of all expenses and that no losses carried forward are lost due to expiry, management should start to review the allocation of expenses. In addition, we recommend that the tax implications of U.S. and worldwide operations be reviewed periodically.

3. PRICE LISTING

During our testing of sales invoices, except for the agreement with Unisource, no official price list for the company's products was kept in the office. As a result we were unable to trace whether the unit prices on the sales invoices were accurate. A current price list should be kept in the office to ensure standard and accurate pricing was given to customers. Special pricing and discounts should be approved and initialed by an authorized person.

4. EXERCISE OF STOCK OPTIONS

During our review of share capital transactions, it was noted that when stock options are exercised by members of management cash is not always received prior to the issue of the shares. It is a contravention of the Company Act of British Columbia to issue shares prior to receiving payment in full. In addition, stock options exercised by employees were paid by way of loans advanced to the employees. These loans were not secured by promissory notes or other such documents.

5. MANAGEMENT FEES

Currently  there are no contracts or invoices  which  indicate  what  management
remuneration   is.  We  recommend  that  management   remuneration  be  properly
documented.

6. PETTY CASH

Currently, no control is in place over the petty cash. The company does not record the detail expenditure included in each petty cash disbursement. Therefor, even though the company keeps all its petty cash receipts, we are unable to trace the receipts back to the petty cash expenses in the general ledger.

7. EXPENSES PAID BY CREDIT CARD

During our tests of expenses, we found that both personal and business credit cards were used to pay for business expenses and that personal expenses were charged to the business credit cards as well as personal credit cards. In addition, some of the credit card payments made by the company and applied to the personal credit card were not properly supported by expense reports and invoices.

We recommend that business expenses be paid with business credit card only so as to be easily distinguished from the personal expenses. If some business expenses have to be paid by personal credit card, then those expenses should be documented on an expense report supported by proper receipts. We also recommend that personal expenses be charged to personal credit cards only.

8. GST

In our sales test, we found some invoices to Canadian customers did not include GST. Therefore, the GST collected and payable are understated, and the company may be liable for the tax on those sales. GST is applied to all eligible goods sold to Canadian companies even though invoices are billed in a foreign currency.

9. SUPPORTING DOCUMENTATION

During the course of the audit, our analyses sometimes proved difficult due to the lack of supporting documentation (e.g., invoices).

Management should ensure that supporting documentation be obtained and retained for all company expenditures. The supporting documentation is required to provide sufficient evidence for the audit and for future references. We recommend that cheques only be issued when there is adequate supporting documentation. If invoices are unavailable, then a memo providing details of the expenditure, approved by management should be used as supporting documentation.

10. SUGAR FOOD CORPORATION INVOICES

It was noted that Sugar Food Corporation is no longer providing a detailed listing of goods shipped out and billed to customers. They send a monthly statement which only shows the total purchases and administration fee for the month. As a result, we are unable to check if the unit cost billed is accurate and what types of products are being sold.

We strongly recommend that the company require Sugar Food Corporation to report in the same detailed manner as in the past.

We have noted improvements during the year in the recording of transactions and performing accounting routines raised by us last year. The most significant matter which we believe still needs to be addressed is the recording of and control over inventory.

We would be pleased to discuss any of these comments and recommendations with you in greater detail. We would like to thank you and your staff for your assistance and cooperation extended during the audit. Please do not hesitate to contact us if we may be of further assistance.

Yours very truly,

HAY & WATSON

Bruce S. Hay

                            CRYOPAK INDUSTRIES INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                           YEAR ENDED MARCH 31, 1997
                              AND AUDITORS' REPORT


                            CRYOPAK INDUSTRIES INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31,1997 AND 1996



                                Auditors, Report
                                 Balance Sheets
                  Consolidated Statements of Loss and Deficit
            Consolidated Statements of Changes in Financial Position
                   Notes to Consolidated Financial Statements
                  Consolidated Schedules of Operating Expenses

Hay & Watson CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Cryopak Industries Inc.

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 1997 and 1996 and the consolidated statements of loss and deficit and of changes in financial position for each of the years in the three year period ended March 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1997 and 1996 and the results of its operations and the changes in its cash flows for each of the years in the three year period ended March 31, 1997 in accordance with accounting principles generally accepted in Canada, As required by the Company Act of British Columbia. we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

CHARTERED ACCOUNTANTS

Vancouver, B.C.
June 27, 1997

1822 West 2nd Avenue, Vancouver, B.C. V6J IH9  (604) 732-1466 Fax (604) 732-3133

Hay & Watson CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 2 to the financial statements. Our report to the shareholders dated June 27, 1997 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, B.C.
June 27, 1997

1822 West 2nd Avenue, Vancouver, B.C. V6J IH9  (604) 732-1466 Fax (6041 732-3133

                            CRYOPAK INDUSTRIES INC.

                          CONSOLIDATED BALANCE SHEETS
                     MARCH 31 (Stated in Canadian Dollars)


ASSETS                                       1997               1996
Current
     Cash                                    $        -         $     33,045
     Accounts receivable                        146,863              134,338
     Inventory                                   36,779               52,183
     Investments (Notes I and 3)                 25,442               25,442
     Prepaid expenses                            15,662                9,476
     Due from employees                          40,118               10,218
                                             __________         ____________
                                                264,864              264,702

Capital assets (Notes I and 4)                   50,179               51,610
Advance to related company (Note 5)              90,668              109,339
Intangibles (Notes I and 6)                     486,887              544,209
                                             __________          ___________
                                             $  892,598          $   969,860

LIABILITIES

Current
     Bank indebtedness                              834                    -
     Accounts payable and accrued liabilities   375,587              416,174
     Current portion of capital lease obligation  6,345                5,874
                                             __________          ___________
                                             $  382,766          $   422,048

Capital lease obligation (Note 7)                25,531               31,808
Deferred income taxes                            20,467               20,467
                                             ___________         ___________
                                             $  428,764          $   474,323

SHAREHOLDERS' EQUITY

Share capital (Note 8)
     Issued and outstanding
          12,245,156 (1996 - 11,229,065)
            common shares                     7,078,428            6,699,998
          530 (1996 - 265) class "A"
            preferred shares, Series 1          530,000              265,000

(Deficit)                                    (7,144,594)          (6,469,461)

                                                 463,834             495,537
                                              __________           _________
                                              $  892,598           $ 969,860


APPROVED BY THE BOARD:

DIRECTOR

DIRECTOR

                            CRYOPAK INDUSTRIES INC.

                  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                              1997           1996               1995
Sales                         $1,140,242     $  965,912         $1,053,456
Cost of sales                    675,706        557,611            637,545
Gross profit                     464,536        408,301            415,911
Operating expenses, Schedule 1   992,673      1,158,036          1,062,998
Operating (loss)                 528,137        749,735            647,087
Other (income) expenses
 Filing, listing and transfer
    agent fees                    17,006         26,870             21,157
 Corporate printing, financial
    and public relations         138,150        129,994            142,617
 Loan payment as guarantor             -          6,518                  -
 Write off of loans payable            -              -            (11,295)
 Other income                 (    8,160)      (    384)           (   138)
                              ___________      _________          _________
                              $  146,996       $162,998           $ 152,341

(Loss) before income taxes    (  675,133)      (912,733)           (799,428)
Income taxes (recovery)                -       (    343)           (    340)
Net (loss) for the year       (  675,133)      (912,390)           (799,768)
(Deficit), beginning of year  (6,469,461)     (5,557,071)        (4,757,303)
(Deficit), end of year        (7,144,594)     (6,469,461)        (5,557,071)
(Loss) per share              (     0.06)     (     0.09)        (     0.09)
Weighted average common shares
        outstanding           11,691,097      10,637,948          9,280,487


                            CRYOPAK INDUSTRIES INC.
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)


                                       1997            1996         1995
Cash flow from operating activities
 Operations
 Net (loss)                            $(   675,133)   $(  912,390) $(  799,768)
 Depreciation and amortization               79,564         72,984      236,623
 Write off of loans payable                                              11,295
                                       _____________   ____________ ____________
                                        (    595,569)   (  839,406)  (  574,440)

Changes in other operating items
 Advances to related companies          (     15,815)            -            -
 Accounts receivable                           3,290    (   51,134)      69,278
 Due from employees                     (     29,900)   (   10,218)       5,240
 Intangibles                                       -    (    3,113)           -
 Inventory                                    15,404    (   22,270)      63,364
 Investments                                       -    (   25,342)           -
 Prepaid expenses                       (      6,186)   (    5,867)           -
 Accounts payable                       (     40,587)       69,541       89,492
Cash used for operating activities      (669,363,887)   (  887,809)    (347,066)

Cash flow from financing activities
  Issue of shares                            586,870       992,070      315,260
  Liabilities settled by issue of company
    shares                                    56,560             -       34,000
  Loans payable and capital lease obligation ( 5,806)       37,682            -
Cash provided by financing activities        637,624     1,029,752      349,260
Cash flow from investing activities
 Acquisition of capital assets               ( 20,811)   (  51,867)    ( 14,287)
 Advances (to) from related company           189,671    (  52,367)       5,587
Cash used for investing activities           (  2,140)   ( 104,234)     ( 8,700)
Increase (decrease) in cash during the year  ( 33,879)      37,709      ( 6,506)
Cash (bank indebtedness), beginning of the year33,045    (   4,664)       1,842
Cash (bank indebtedness), end of year       $(    834)   $  33,045      $(4,664)


                            CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1"7 AND 19%
                          (Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect the following policies:

Basis of Presentation
---------------------

These consolidated financial statements include the accounts of the Company an and its wholly-owned subsidiaries, Cryopak (International) Inc., a Barbados corporation, Cryopak F(Mada) Corporation and its wholly-owned subsidiary Cryopak Corporation, a Nevada corporation, and its proportionate interest (50%) in a joint venture, Cryopak (Alberta) Corporation.

Inventories
-----------

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in first-out (FIFO) method of valuation.

Investments
-----------

Investments are recorded at the lower of cost and market value.

Depreciation
------------

Capital assets are recorded at cost.

The Company records depreciation on its capital assets using the straight-line method over five years, except for motor vehicles where the declining balance method is used at the rate of 30% per anum.

Patent Licence
--------------

The patent4icence is recorded at cost and is amortized on a straight-line basis over seventeen years.

Deferred Development Costs
--------------------------

The deferred development costs are recorded at cost and are amortized on a straight-line basis over ten years.

Foreign Currency
----------------

Foreign currency accounts are translated using the temporal method whereby current assets and current liabilities are translated to Canadian dollars at year end exchange rates, other assets and liabilities at exchange rates prevailing at the dates of transactions, and revenue and expenses at the average rate during the year. Gains and losses from foreign currency translation are included in the consolidated statement of loss and deficit.

Goodwill
--------

The excess of cost of the purchase of a subsidiary company over the fair value of assets acquired (disclosed in these consolidated financial statements as goodwill) is amortized on a straight-line basis over seventeen years.

CRYOPAK INDUSTRIES INC.

2. OPERATIONS

These financial statements have been prepared on the assumption that the Company is a going concern.

The ability of the Company to continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business, is dependent on obtaining the financing necessary to continue operations and, ultimately, profitable operations.

3. INVESTMENTS

                              1997               1996
Marketable securities -
 market value at March 31,
 1997 - $325
 1996 - $475                  $   100            $   100
Artwork                        25,342             25,342
                              ________           ________
                              $25,442            $25,442


4. CAPITAL ASSETS

                                                  1997            1996
                                  Accumulated     Net Book        Net Book
                       Cost       Depreciation    Value           Value
Computer               $ 45,617   $ 19,010        $ 26,607        $ 14,137
Furniture and fixtures   82,562     77,218           5,344           2,968
Motor vehicle under
  capital lease          40,594     22,366          18,228          34,505
                       ________   ________        ________        ________
                       $168,773   $118,594        $ 50,179        $ 51,610


5. ADVANCE TO RELATED COMPANY


                                1997            1996
Advance to N.C.K. Holdings Inc. $ 90,668        $109,339


The related company is owned by two directors. The advance is unsecured, and is repayable in monthly installments of $2,200 including interest of 8% per annum. During the year the Company paid management fees of $220,000 (1996 - $220,000) and royalties of $22,934 (1996 - $20,159) to N.C.K. Holdings Inc.

6. INTANGIBLES

                                                    1997            1996
                                    Accumulated     Net Book        Net Book
                           Cost     Amortization    Value           Value
Incorporation costs        $  3,111 $      -       $  3,111        $  3,111
Deferred development costs  114,017   65,845         48,172          62,994
Patent licence              566,323  224,869        341,454         374,768
Goodwill                    156,155   62,005         94,150         103,336
                           ________ ________       _________       ________
                           $839,606 $352,719       $486,887        $544,209


7. CAPITAL LEASE OBLIGATION


Capital lease payable,
with interest of 10.25%,
due November 1, 1999            $31,876     $37,682

Less: current portion             6,345       5,874
                                _______     _______
                                $25,531     $31,808


The future minimum lease payments required are $37,143 payable as follows:


1998    $  9,240
1999       9,240
2000      18,663


Included in these amounts is imputed interest of $5,267.

8. SHARE CAPITAL


Authorized
100,000,000 common shares without par value
100,000,000 Class "A" preferred  shares  without  par  value, of which 1,500 are designated class "A" convertible voting preferred shares, Series I.


The following changes occurred in share capital:


Common shares
Issued and outstanding

                            1997                         1996                           1995
                     Number                       Number                        Number
                     of                           of                            of
                     Shares        Amount         Shares         Amount         Shares         Amount
Balance, beginning
  year               11,229,065    $6,699,998     9,677,542      $5,972,928     8,966,542      $5,623,668

Issued during the year
 For cash               913,255       321,870     1,551,523         727,070       661,000         315,260
 For settlement
   of debt              102,836        56,560         -                -           50,000          34,000
                      _________       _______     _________        ________       _______         _______
                      1,016,091       378,430     1,551,523         727,070       711,000         349,260
Balance, end
 of year             12,245,156     $7,078,42    11,229,065      $6,699,998     9,677,542      $5,972,928


Class A preferred shares, Series I


Balance, beginning of year         265       $265,000       -         $    -
Issued during the year for cash    265        265,000       265         265,000
Balance, end of year               530       $530,000       265       $ 265,000


Each class "A" preferred share Series I carries a 12%, cumulative dividend payable at the company's fiscal year end, in either cash or common shares at the option of the Company. Dividends in arrears at March 31, 1997 amounted to $48,048.

The Series I preferred shares are convertible into common shares at the rate of one common share for each $3.00 of paid up capital or the rate provided below:

(1) $2.50 at any time after December 31, 1997, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996;

(ii) $2.00 at any time after December 31, 1998, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 31, 1997.

(iii) at any time after December 31, 1999, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after Decemb~r 31, 1997 or $1.99 after December 31, 1998, at a common share price equal to that price which represents a 15% discount to the then Current Trading Price, which common share price in no event shall be less than $0.95;

but if not so converted prior to May 12, 2000, such Series I preferred shares shall be deemed to have been converted on May 12, 2000 at the applicable conversion price described above. The Current Trading Price means the average trading price of the common shares on a recognized public stock exchange for the preceding 20 business days.

On March 31, 1997, the following stock options were outstanding:


                Number of  Exercise  Expiry
                Shares     Price     Date
Directors       38,000     $0.44     November 7,1997
               490,000      0.50     June 13, 1999
                75,000      0.45     May 27,1997
                96,909      0.55     August 22, 1997
               100,000      0.42     April 26,1998
Officers        35,000      0.44     November 7,1997
Employees       20,000      0.45     May 27, 1997
                80,000      0.40     January 12,1999


9. INCOME TAXES

The Company has losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:


1998  $  274,933
1999     276,415
2000     296,801
2001   1,089,726
2002     658,014
2003     710,475
2004     599,008


10. LEASES

The minimum annual rental commitments for operating leases in effect at March 31, 1997 are as follows:


1998    $17,570
1999     10,570
2000     10,570
2001      1,627
2002      1,627


11. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise disclosed in these consolidated financial statements are:

(a) Professional and consulting fees include $15,540 and $23,500, respectively, paid to Discovery Capital Corporation, the president and non-controlling shareholder of which is a director of the Company. As of March 31, 1997, $14,142 was payable to Discovery Capital Corporation.

(b) As of March 31, 1997, accounts receivable include $12,446 receivable from N.C.K. Holdings Inc., a company owned by two directors, and $3,278 receivable from Fulcrum Developments. Ltd., a company related by two directors in common.

12. SUBSEQUENT EVENTS

The following events occurred subsequent to the year end:

(a) The following common shares were issued pursuant to the exercise by directors of share purchase options:


Date of exercise        Number of       Exercise        Total
                        Shares          Price           Proceeds
April 30, 1997          38,000          $0.44           $ 16,720

June 16, 1997           60,000           0.50             30,000


(b) The following share options were issued after the end of the year:


                Number of    Exercise   Expiry
                Shares       Price      Date
Employee        240,000      $0.50      April 10, 1999
Directors (1)   230,000       0.52      June 16, 1999
Employee (1)    20,000        0.52      June 16, 1999


(1) subject to regulatory approval

13. CONTRACTUAL OBLIGATIONS

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc., as part of the consideration for a licence, the Company has made a commitment to issue up to 3,000,000 common shares of its capital (the "performance shares") based upon certain performance criteria.

The issue of the shares is subject to regulatory approval which to date has not been sought.

14. CONTINGENT LIABILITIES

(a) Should sales of racks not meet expectations, the Company is liable for the cost of the moulds, the balance of which was approximately $30,000 at March 31, 1997.

(b) A company has filed a complaint against the Company in respect of the use of a registered trademark. The outcome of the claim is not determinable.

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Generally accepted accounting principles ("GAAP") used in the United States of America differ in certain respects from GAAP used in Canada. A difference that materially affects these consolidated financial statements is that United States GAAP require deferred development costs be expensed as incurred whereas Canadian GAAP allows these expenses to be deferred and amortized. Had the consolidated financial statements been prepared in accordance with United States GAAP as described above, the following changes would hive been made:


                                  1997      1996      1995
Total Assets - Canadian GAAP      $892,598  $969,860  $789,332
Deferred development costs        ( 48,172) ( 62,994) ( 77,816)
Total Assets - United States GAAP $844,426  $906,866  $711,516



                                  1997       1996      1995
Shareholders' equity -
  Canadian GAAP                   $463,834   $495,537  $415,857
Deferred development costs        ( 48,172)  ( 62,994) ( 77,816)

Shareholders' equity -
  United States GAAP              $415,662   $432,543  $338,041

                                  1997       1996      1995

Net Loss - Canadian GAAP          $675,133)  (912,390) (799,768)
Amortization of deferred
  development costs                 14,822     14,822   187,045
Net Loss - United States GAAP     $(660,311)  $(897,568)$(612,723)


(b) United States GAAP require non-cash investing and financing activities to be excluded from the Consolidated Statements of Changes in Financial Position, whereas Canadian GAAP require these activities to be included in the Statement. Had the Consolidated Statement of Changes - in Financial Position been prepared in accordance with U.S.GAAP the following transactions would have been excluded:


                                                1997     1996         1995
Liabilities settled by issue of company shares  $56,560  $   -    $34,000


(c) Basic loss per share calculated in accordance with U.S. GAAP is:


                          1997     1996         1995
                          0.06     0.09         0.07


                            CRYOPAK INDUSTRIES INC.
                  CONSOLIDATED SCHEDULES OF OPERATING EXPENSES
                              YEAR ENDED MARCH 31
                          (Stated in Canadian Dollars)

                                   1997         1996           1995
Bad debts                          7,245        $ 32,668       $ 28,731
Commissions                          884           3,681          9,110
Depreciation and amortization     79,564          72,984        236,623
Foreign exchange                   1,355           2,867         33,228
Interest and bank charges         16,549          11,435         16,178
Interest on capital lease
  obligation                       3,434           1,156              -
Management fees and commissions  220,000         220,000        210,000
Marketing                         87,337         173,157         46,222
Office supplies and stationery    58,197          54,587         49,781
Professional fees                 74,399         155,698         75,088
Rent                              52,459          48,576         47,838
Royalties                         44,903          30,239         26,584
Salaries and benefits            117,960         122,610        146,677
Storage                            9,899           8,362         16,751
Telephone                         50,748          41,899         46,662
Travel                           155,138         167,284         64,460
Vehicle                           12,602          10,833          9,065
                                ________      __________     __________
                                $992,673      $1,158,036     $1,062,998


                            CRYOPAK INDUSTRIES INC.

                       CONSOLIDATED FINANCIAL STATEMENTS
                           YEAR ENDED MARCH 31, 1998
                              AND AUDITORS' REPORT



Hay & Watson CHARTERED ACCOUNTANTS

August 06, 1998

Messrs. Harry Bydgnes and Leigh Jeffs
Cryopak Industries Inc.
1125 - 625 Howe Street
Vancouver, B.C. V6C 2T6

Dear Sirs:

During our examination of the consolidated financial statements of Cryopak Industries Inc. for the year ended March 31, 1998, we reviewed the existing system of accounting procedures and internal control and such review indicated certain areas which we believe should be brought to your attention. We have also recommended certain changes to achieve consistent application of accounting policies adopted by the company.

1.   INVENTORY

During our examination we found that there were only limited records of the inventory kept at the various locations. The lack of proper records has caused the company to run out of inventory and to buy back inventory from customers in order to fill other customers' orders. This causes the company to lose its profit margin on the sale as well as showing the company at a disadvantage. On an ongoing basis, sales staff and the receptionist have to call the storage companies to know if they can fill orders, causing delays and poor customer relations.

The value of inventory at year-end is essential to the preparation of financial statements, and deficiencies in that area may result in a qualified audit report. A proper recording system for inventory is essential and must be updated periodically. All shipments in and out of the outside warehouses must be supported by a written confirmation from the warehouses confirming the date of shipment.

The company's inventory records should be compared with the quantities reported by the storage companies periodically. A count at year-end must be performed and reconciled to your record.

The overall responsibility for the inventory needs to be given to a responsible and knowledgeable staff member. During the course of the audit, we have discussed the implementation of an adequate temporary system on a computer spreadsheet with Laila. However the company would benefit from the full integration of its invoicing and inventory systems with its accounting system. We are available to further discuss and help with the implementation of such a system.


2.   SAMPLES

During our testing, we also found there is no system to account for samples sent to customers. Since the company is trying to develop new markets for the product, the cost for samples may be significant. In order to prevent customers from getting products without paying, to follow up on new customers and to maintain better internal control, samples that are given away should be properly recorded, and periodically reviewed by management. Large shipments of free samples should be authorized and approved by management. Completed records will also facilitate the reconciliation of inventory on hand between your records and the records from the warehouses.

3.   EXPENSE ALLOCATION AND TAX PLANNING

Various expenses such as rent, telephone, promotion and advertising, salaries, office expenses, insurance, and professional fees, are common to Cryopak Industry, Cryopak Canada, and Cryopak International. Currently, the bulk of these expenses is carried by Cryopak Industries. However, the operations of the group are recorded in Cryopak Canada and will eventually result in taxable income. To ensure that full advantage is taken of all expenses and that no losses carried forward are lost due to expiry, management should start to review the allocation of expenses. In addition, we recommend that the tax implications of U.S. and worldwide operations be reviewed periodically.

4.   EXERCISE OF STOCK OPTIONS

During our review of share capital transactions, it was noted that when stock options are exercised by members of management, cash is not always received prior to the issue of the shares. It is a contravention of the B.C. Company Act to issue shares prior to receiving payment in fall.

5.   MANAGEMENT FEES

Currently  there are no contracts or invoices  which  indicate  what  management
remuneration  is..  We  recommend  that  management   remuneration  be  properly
documented.

6.   PETTY CASH

Currently, no control is in place over the petty cash. The company does not record the detail of expenditures included in each petty cash disbursement.
Therefore, even though the company keeps all its petty cash receipts, we are unable to trace the receipts back to the petty cash expenses in the general ledger.

7.   CREDIT CARD EXPENSES

During our tests of expenses, we found that both personal and business credit cards were used to pay for business expenses and that personal expenses were charged to the business credit cards as well as personal credit cards. In addition, some of the credit card payments made by the company and applied to the personal credit cards were not properly supported by expense reports and invoices. We recommend that business expenses be paid with business credit cards only so as to be easily distinguished from the personal expenses. If some business expenses have to be paid by personal credit card, then those expenses should be documented on an expense report supported by proper receipts. We also recommend that personal expenses be charged to personal credit cards only.

8.   SUPPORTING DOCUMENTATION

During the course of the audit, our analyses sometimes proved difficult due to the lack of supporting documentation such as invoices.

Management should ensure that supporting documentation be obtained and retained for all company expenditures. The supporting documentation is required to provide sufficient audit evidence for the audit and for future reference.

We recommend that cheques only be issued when there is adequate supporting documentation. If invoices are unavailable, then a memo providing details of the expenditure, approved by management should be used as supporting documentation.

9.   YEAR 2000

The Year 2000 date change could have a significant impact on any of the Company's equipment that operates with some form of micro-processor system. Some of the computer systems and other systems such as telephone systems may be susceptible to the Year 2000 issue.

We are taking this opportunity to stress the importance of the Year 2000 issue and the significant operational and financial risk it poses for the Company. We encourage management to consider the Year 2000 issue as equipment, facilities and computer software programs are acquired. This should also include taking in consideration the impact on those systems that may be critical to the business but may be managed by third parties such as service bureaus.

We have noted improvements during the year in the recording of transactions and performing accounting routines. The most significant matter which we believe still needs to be addressed is the recording of and controls over inventory.

We would be pleased to discuss any of these comments and recommendations with you in greater detail. We would, at this time, like to thank you and your staff for their assistance and cooperation extended during the audit. Please do not hesitate to contact this office if we may be of further assistance.

Yours very truly,

Chartered Accountants

                            CRYOPAK INDUSTRIES INC.
                          Consolidated Balance Sheets
                                    March 31
                          (Stated in Canadian Dollars)



                                            1998                 1997
ASSETS
Current
        Cash                                $    3,417           $        -
        Accounts receivable                    217,677              146,863
        Inventory                               36,757               36,779
        Term deposit - Restricted (Note 3)     119,609                    -
        Prepaid expenses                        12,196               15,662
        Due from employees                      32,117               40,118
                                            __________            _________
                                               421,773              239,422

Investments (Note 4)                            25,442               25,442
Capital Assets (Note 5)                        416,945               50,179
Advance to Related Company (Note 6)             70,572               90,668
Intangibles (Note 7)                           429,565              486,887
                                            __________           __________
                                            $1,364,297           $  892,598

LIABILITIES
Current
        Bank indebtedness                   $        -           $      834
        Accounts payable and
           accrued liabilities                 532,440              375,587
        Note payable (Note 8)                  350,000                    -
        Current portion of
           capital lease obligation             80,174                6,345
                                            __________           __________
                                               962,614              382,766

Capital Lease Obligation (Note 9)              320,015               25,531
Deferred Income Taxes   20,467                  20,467               20,467
                                            __________           ___________
                                             1,303,096              428,764

SHAREHOLDERS' EQUITY

Share Capital (Note 10)
        Issued and outstanding
        Common shares                        7,362,318             7,078,428
        Class A preferred shares, Series 1     530,000               530,000
Deficit                                     (7,831,117)           (7,144,594)
                                            ___________           ___________
                                                61,201               463,834
                                            $1,364,297            $  892,598


APPROVED BY THE BOARD:

Director

Director

                             CRYOPAK INDUSTRIES INC
                  Consolidated Statements of loss and Deficit
                              Year Ended March 31
                          (Stated in Candian Dollars)



                                   1998           1997           1996

Sales                              $1,161,442     $1,140,242     $  965,912
Cost of Sales                         763,018        675,706        557,611
Gross Profit                          398,424        464,536        408,301
Operating Expenses
   (Schedule 1)                       938,375        992,673      1,158,036
Operating Loss                     (  539,951)    (  528,137)    (  749,735)
Other (Income) Expenses
 Filing, listing and
     transfer agent fees               20,321         17,006         26,870
 Corporate printing, financial
     and public relations              85,181        138,150        129,994
Loan payment as guarantor                   -              -              -
 Other income                      (    6,900)    (    8,160)    (      384)
                                   ___________    ___________    ___________
                                       98,602        146,996        162,998

Loss before income taxes           (  638,553)    (  675,133)    (  912,390)
Income taxes (recovery)                     -              -     (      343)
Net loss for the year              (  638,553)    (  675,133)    (  912,390)
Dividends                          (   47,970)             -              -
Deficit, beginning of the year     (7,144,594)    (6,469,461)    (5,557,071)
Deficit, end of year              $(7,831,117)   $(7,144,594)   $(6,469,461)

Loss per share                     $     0.05     $     0.06     $     0.09
Weighted average common
  shares outstanding                12,597,083     11,691,097     10,637,948


                            CRYOPAK INDUSTRIES INC.
            Consolidated Statements of Changes in Financial Position
                              Year Ended March 31
                          (Stated in Canadian Dollars)



                                        1998          1997           1996
Cash Flow from Operating Activities
Operations
        Net loss                     $( 638,553)     $( 675,133)     $( 912,390)
        Depreciation and amortization    77,783          79,564          72,984
                                      ( 560,770)      ( 595,569)      ( 839,406)

Changes in other operating items
        Advance to related companies      4,789       (  15,815)              -
        Accounts receivable           (  75,603)          3,290        ( 51,134)
        Due from employees                8,001       (  29,900)       ( 10,218)
        Intangibles                           -               -        (  3,113)
        Inventory                            22          15,404        ( 22,270)
        Investments                           -               -        ( 25,342)
        Prepaid expenses                  3,466       (   6,186)       (  5,867)
        Accounts payable                156,853       (  40,587)         69,541
Cash used for operating activities    ( 463,242)      ( 669,363)       (887,809)

Cash Flow from Financing Activities
        Issue of shares                 291,890         586,870         992,070
        Shares returned to treasury   (   8,000)              -               -
        Liabilities settled by issue
          of company shares                   -          56,560               -
        Note payable and capital
          lease obligation               718,313      (   5,806)         37,682
        Payment of dividend            (  47,970)             -               -
Cash provided by financing activities    954,233        637,624       1,029,752

Cash Flow from Investing Activities
        Acquisition of capital assets  ( 387,227)     (  20,811)       ( 51,867)
        Advances(to)from related company  20,096         18,671        ( 52,367)
Cash used for investing activities     ( 367,131)     (   2,140)       (104,234)

Increase (Decrease) in cash during year  123,860      (  33,879)         37,709
Cash (Bank indebtedness),
  beginning of year                    (     834)        33,045        (  4,664)
Cash (Bank indebtedness), end of year $  123,026     $(     834)      $  33,045


Cash is comprised of
        Cash (indebtedness)          $    3,417     $(      834)      $  33,045
        Tenn deposit                    119,609               -               -
                                     $  123,026     $(      834)      $  33,045



                            CRYOPAK INDUSTRIES INC.
                   Notes to Consolidated Financial Statements
                            March 31, 1998 amd 1997
                          (Stated in Canadian Dollars)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These  consolidated  financial  statements have been prepared in accordance
with  generally  accepted  accounting  principles  in Canada  and  reflect   the
following policies:

Basis of Presentation
---------------------

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, CRYOPAK ( International ) Inc., a Barbados corporation, CRYOPAK ( Canada ) Corporation and its wholly-owned subsidiary CRYOPAK Corporation, a Nevada corporation, and its proportionate interest (50%) in a joint venture, CRYOPAK (Alberta) Corporation.

Inventories
-----------

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in first-out (FIFO) method of valuation.

Investments
-----------

Current investments are recorded at the lower of cost and market value. Long-term investments are recorded as cost unless there has been a loss in value that is other than a temporary decline, in which case the investment is written down to fair market value.

Depreciation
------------

Capital assets are recorded at cost.

The Company records depreciation on its capital assets using the straight-line method over five years, except for motor vehicles where the declining balance method is used at the rate of 30% per annum.

Patent Licence
--------------

The patent licence is recorded at cost and is amortized on a straight-line basis over seventeen years.

Deferred Development Costs
--------------------------

The deferred development costs are recorded at cost and are amortized on a straight-line basis over ten years.

Foreign Currency
----------------

Foreign currency accounts are translated using the temporal method whereby current assets and current liabilities are translated to Canadian dollars at year end exchange rates, other assets and liabilities at exchange rates prevailing at the dates of transactions, and revenue and expenses at the average rate during the year. Gains and losses from foreign currency translation are included in the consolidated statements of loss and deficit.

Goodwill
--------

The excess of cost of the purchase of a subsidiary company over the fair value of assets acquired (disclosed in these consolidated financial statements as goodwill) is amortized on a straight-line basis over seventeen years.

Financial Instruments
---------------------

The fair values of the Company's cash, investments, accounts receivable, amounts due from employees, advance to related company, accounts payable and accrued liabilities, bank indebtedness, and capital lease obligation were estimated to approximate their carrying value.

2. OPERATIONS

These financial statements have been prepared on the assumption that the Company is a going concern.

The ability of the Company to continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business, is dependent on obtaining the financing necessary to continue operations and, ultimately, profitable operations.

3. TERM DEPOSIT

The term deposit is held by the Canadian Western Bank as security on lease financing for a machine acquired during the year (Note 9).

4. INVESTMENTS


                                   1998                  1997
Marketable securities -
market value at March 31,
1998 - $200
1997 - $325                        $   100               $   100
Artwork                             25,342                25,342
                                  ________               _______
                                   $25,442               $25,442

5.  CAPITAL ASSETS


                           1998                                   1997
               Cost        Accumulated        Net Book            Net Book
                           Depreciation       Value               Value
Computer       $ 48,396    $ 36,586           $ 11,810            $ 26,607
Furniture
  and Fixtures    83,066      78,781              4,285               5,344
Motor Vehicle
  under Capital
Lease           40,594      23,687             16,907              18,228
Machinery under
  Capital Lease 383,943           -            383,943                   -
               ________    ________           ________             ________
               $555,999    $139,054           $416,945             $ 50,179


6.  ADVANCE TO RELATED COMPANY


                                      1998                 1997
Advance to N.C.K. Holdings Inc.       $70,572              $90,668


    The related company is owned by two directors. The advance is unsecured and is repayable in monthly installments of $2,200 including interest of 8% per annum. During the year the Company paid management fees of $220,000 (1997 - $220,000) and royalties of $26,289 (1997 - $22,934) to N.C.K. Holdings Inc.

7.  INTANGIBLES


                                 1998                        1997
                                 Accumulated      NetBook    NetBook
                      Cost       Depreciation     Value      Value

Incorporation Cost    $  3,111   $      -         $  3,111   $  3,111
Deferred Development
  Costs                114,017     80,667           33,350     48,172
Patent Licence         566,323    258,183          308,140    341,454
Goodwill               156,155     71,191           84,964     94,150
                      ________   ________         ________    ________
                      $839,606   $410,041         $429,565    $486,887


8.  NOTE PAYABLE


                                        1998                  1997
Note payable to a company related
by two directors in common, bearing
interest at the rate of 12% per annum
repayable April 30, 1998, and
secured by a general security agreement
on all the Company's assets.  The loan
was converted to share capital
subsequent to the year end (Note 14(a)).
The interest accrued on the loan was
forgiven.                               $350,000                 -


9.  CAPITAL LEASE OBLIGATIONS


                                        1998                  1997
Capital lease obligation with interest
at 10.25%, maturing November 1,
1999                                    $ 25,231               $ 31,876
Capital lease obligation with interest
at 10.6%, maturing July 20, 2002
(Note 3)                                 374,958                      -
                                        ________               ________
                                         400,189                 31,876

Less: current portion                     80,174                  6,345
                                        ________               ________
                                        $320,015               $ 25,531


The future minimum lease payments required are as follows:


1999           $117,064
2000            126,487
2001            107,824
2002            107,824
2003             35,941


Included in these amounts is imputed interest of $94,951.

10. SHARE CAPITAL


Authorized
100,000,000     common share's without par value
100,000,000     Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares,
                Series I


The following changes occurred in share capital:

Common shares
Issued and outstanding
                                1998                  1997
                                Number of             Number of
                                Shares     Amount     Shares       Amount
Balance, beginning of year      12,245,156 $7,078,428 11,229,065   $6,699,998
Issued during the year
For cash, pursuant to the
   exercise of stock options       243,000 118,920       647,255      242,070
For cash, pursuant to the
   exercise of warrants                  -       -       116,000       34,800
For cash, pursuant to
   private placement               250,000 125,000       150,000       45,000
For settlement of debt                   -       -       102,836       56,560
For payment of dividend
    on Class A preferred
    shares, Series 1                96,908  47,970             -            -
                                __________ _______     _________      _______
                                   589,908 291,890     1,016,091      378,430

Acquired during the year           (20,000) (8,000)            -            -
Balance, end of year            12,815,064 $7,362,318 12,245,156   $7,078,428

Balance, beginning of year             530 $  530,000        265   $  265,000
Issued during the year for cash          -          -        265      265,000
Balance, end of year                   530    530,000        530      530,000


Each class A preferred share Series I carries a 12%, cumulative dividend payable at the company's fiscal year end, in either cash or common shares at the option of the Company. Dividends in arrears at March 31, 1998 amounted to $64,039.

The Series I preferred shares are covertible into common shares at the rate of one common share for each $3 of paid up capital or the rate provided below:

(i) $2.50 at any time after December 31, 1997, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996;

(ii) $2.00 at any time after December 31, 1998, provided that the Current Trading Price shall never exceeded $2.99 after December 31, 1996 or $2.49 after December 31, 1997;

(iii) at any time after December 1, 1999, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 1, 1997 or $1.99 after December 31, 1998, at a common share price equal to that price which represents a 15% discount to the then Current Trading Price, which common share price in no event shall be less than $0.95;

But if not so coverted prior to May 12, 2000, such Series I preferred shares shall be deemed to have been converted on May 12, 2000 at the applicable conversion price described above. The Current Trading Price means the average trading price of the common shares on a recognized public stock exchange for the preceeding 20 business days.

On March 31, 1998, the following stock options were outstanding:


               No. Of Shares            Exercise Price      Expiry Date
Directors      145,000                  $0.50               June 13, 1999
               152,500                   0.52               June 16, 1999
               145,000                   0.50               June 13, 1999
                77,500                   0.52               June 16, 1999
               100,000                   0.50               September 2, 1999
               150,000                   0.50               September 2, 1999

Officers       240,000                   0.50               April 10, 1999

Employees       20,000                   0.52               June 16, 1999


On March 31, 1998, 250,000 warrants were outstanding. The warrants entitle the holder to purchase 250,000 common shares at an exercise price of $0.60 per share and expire August 18, 1998.

11. INCOME TAXES

The Company has losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:

1999   $  276,415
2000      296,801
2001    1,089,726
2002      658,014
2003      710,475
2004      599,008
2005      649,840


12. LEASES

The minimum annual rental commitments for operating leases in effect at March 31, 1998 are as follows:


1999    $  47,832
2000       47,832
2001       27,480
2002        1,627


13. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise disclosed in these consolidated financial statements are:

(a) Professional fees include $10,000 paid to a company owned by a director of the Company.

(b) As of March 31, 1998, accounts receivable include $7,658 receivable from N.C.K. Holdings Inc., a company owned by two directors and $3,278 receivable from Fulcrum Developments Ltd., a company related by two directors in common.

14. SUBSEQUENT EVENTS

The following share transactions took place subsequent to the year end:

(a) Issued 777,777 common shares for gross proceeds of $350,000 pursuant to the conversion of debt (Note 8).

(b) Issued 1,000,000 units for gross proceeds of $400,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.40 on or before April 23, 1999, or at $0.46 on or before April 23, 2000.

(c) Issued 119,608 warrants to the person acting as guarantor on a capital lease. Each warrant entitles the holder to purchase one common share at $0.40 on or before March 20, 1999, or at $0.46 on or before March 20, 2000.

15. CONTRACTUAL OBLIGATIONS

(a) Pursuant to an agreement dated March 20, 1998, which is subject to regulatory approval, the Company committed to pay a bonus to a third party for a guarantee of a capital lease. The capital lease is $374,958 (Note 9). The bonus is payable in monthly installments of $2,392 commencing April 20, 1998 up to a maximum of $23,920 and can be canceled if the Company can obtain a release of the guarantee. In addition the Company must issue 119,608 share purchase warrants (Note 14(c)). The warrants will expire within 30 days of the Company obtaining a release of the guarantee.

(b) Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc., as part of the consideration for a licence, the Company has made a commitment to issue up to 3,000,000 common shares of its capital (the "performance shares") based upon certain performance criteria.

16. CONTINGENT LIABILITIES

Should sales of racks not meet expectations, the Company is liable for the cost of the molds, the balance of which was approximately $30,000 at March 31, 1998.

17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a) Generally accepted accounting principles ("GAAP") used in the United States of America differ in certain respects from GAAP used in Canada. A difference that materially affects these consolidated financial statements is that United States GAAP require deferred development costs be expensed as incurred whereas Canadian GAAP allows these expenses to be deferred and amoritzed. Had the consolidated financial statements been prepared in accordance with United States GAAP as described above, the following changes would have been made:


                                            1998        1997        1996
Total assets-Canadian GAAP                  $1,364,297  $  892,598  $  969,860
Deferred Development costs                      33,350      48,172      62,994
Total assets-United States GAAP              1,330,947     884,426     906,866

Shareholders' equity-Candaian GAAP              61,201     463,834     495,537
Deferred development costs                      33,350      48,172      62,994
Shareholders' equity-United States GAAP         27,851     415,662     432,543

Net loss-Canadian GAAP                         638,553     675,133     912,390
Amortization of deferred development costs      14,822      14,822      14,822
Net loss-United States GAAp                    623,731     660,311     897,568


(b) United States GAAP require non-cash investing and financing activities to be excluded from the consolidated statements of changes in financial position, whereas Canadian GAAP require these activities to be included in the statement. Had the consolidated statement of changes in financial position been prepared in accordance with U.S. GAAP the following transactions would have been excluded:


                                                1998     1997    1996
Liabilities settled by issue of company shares  $     -  $56,560 $    -



                                                1998      1997    1996
Basic loss per share calculated in accordance
with U.S. GAAP is:                              $(0.05)   $(0.06) $(0.09)


Hay & Watson Chartered Accountants

                                                                Auditors' Report
To the Shareholders
Cryopak Industries Inc.

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 1998 and 1997 and the consolidated statements of loss and deficit and of changes in financial position for each of the years in the three year period ended March 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at March 31, 1998 and 1997 and the results of its operations and the changes in its cash flows;
for each of the years in the three year period ended March 31, 1998 in accordance with accounting principles generally accepted in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis with that of the preceding year.

Chartered Accountants

Vancouver, BC
June 25, 1998

                            CRYOPAK INDUSTRIES INC.

                        Consolidated Financial Statements
                            Year Ended March 31, 1999
                              and Auditors' Report


                                AUDITORS' REPORT

To the Shareholders
Cryopak lndustries Inc.

We have audited the consolidated balance sheets of Cryopak industries Inc. as at March 31, 1999 and 1998 and the consolidated statements of loss and deficit and changes in financial position for each of the years in the three year period ended March 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at March 31, 1999 and 1998 and the results of its operations and the changes in its financial position for each of the years in the three year period ended March 3 1, 1999 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants

Vancouver, BC
June 11, 1999

                    COMMENTS BY AUDITORS FOR U.S. READERS ON
                        CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 2 to the financial statements. Our report to the shareholders dated June 11, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, BC
June 11, 1999


                          Consolidated Balance Sheets
                                    March 31
                          (Stated in Candian Dollars)
                                           1999                        1998
ASSETS
Current
 Cash                                      $  640,299                  $    3,417
 Accounts receivable                          360,783                     217,677
 Inventory (Note 3)                            20,609                      36,757
 Prepaid expenses                              14,075                      12,196
 Due from employees                            24,448                      32,117
                                            _________                     _______
                                            1,060,213                     421,773

Term deposit - Restricted (Note 4)            125,649                     119,609
Investments (Note 5)                               75                      25,442
Capital Assets (Note 6)                       429,652                     416,945
Advance to Related Company (Note 7)            48,869                      70,572
Intangibles (Note 8)                          372,243                     429,565
                                           __________                  __________
                                           $2,036,700                  $1,364,297
                                           __________                  __________

LIABILITIES

current
 Accounts payable and accrued liabilities  $  276,966                  $  532,440
 Note payable (Note 9)                              -                     350,000
 current capital lease obligation              94,544                      80,174
                                           __________                  __________
                                              361,510                     962,614

Capital Lease Obligation (Note 10)            249,057                     320,015
Deferred Income Taxes                          20,467                      20,467
                                           __________                  __________
                                           $  631,034                  $1,303,096
                                           __________                  __________

SHAREHOLDERS' EQUITY

Share Capital (Note 11)
 Issued and outstanding
 Common shares                              9,682,451                   7,362,318
 Class A preferred shares, Series 1           530,000                     530,000
Deficit                                    (8,806,785)                 (7,831,117)
                                           ___________                 __________
                                            1,405,666                      61,201
                                           ___________                 __________
                                           $2,036,700                  $1,364,297




                  Consolidated Statements of Loss and Deficit
                              Year Ended March 31
                          (Stated in Canadian Dollars)

                                  1999          1998          1997

Sales                             $ 1,295,159   $ 1,161,442   $ 1,140,242
Cost of goods sold                    746,285       763,018       675,706
Gross profit                          549,874       398,424       464,536
Operating expenses (Schedule        1,331,413       938,375       992,673
Operating loss                       (782,539)     (539,951)     (528,137)
                                  ____________  ____________  ____________

Other (Income) Expenses
Filing, listing and
  transfer agent fees                  25,289        20,321        17,006
Corporate printing, financial
  and public relations                117,043        85,181       138,150
Other income                       (   12,803)    (   6,900)    (   8,160)
                                  ____________  ____________  ____________
                                      129,529        98,602       146,996
                                  ____________  ____________  ____________

Loss before income taxes           (  912,068)    (  638,553)   (  675,133)
Net loss for the year              (  912,068)    (  638,553)   (  675,133)
Dividends                          (   63,600)    (   47,970)            -
Deficit beginning of the year      (7,831,117)    (7,144,594)   (6,469,461)
Deficit, end of year              $(8,806,785)   $(7,831,117)  $(7,144,594)
                                  ____________   ___________   ____________

Less per share                    $      0.06    $      0.05   $     0.06
Weighted average common
 shares outstanding                14,937,561     12,597,083   11,691,097
                                  ___________    ___________   ___________



            Consolidated Statements of Changes in Financial Position
                              Year Ended March 31
                          (Stated in Canadian Dollars)

                                  1999           1998          1997
Operating Activities
Net loss for the year             $(  912,068)   $(  638,553)  $(  675,133)
Adjustment for,
  Depreciation and amortization       114,730         77,783        79,564
  Loss from short term investment          25              -             -

                                  ____________    ___________   ___________
                                   (  797,313)    (  560,770)   (  595,569)


Changes in non-cash working capital
 Proceeds from (repayment of)
   advances - related companies             -          4,789    (   15,815)
 (Increase)decrease in accounts
    receivable                     (  143,106)    (   75,603)        3,290
 Decrease (increase,) in amount
    due from employees                  7,669          8,001    (   29,900)
 Decrease in inventory                 16,149             22        15,404
 (Increase)decrease in prepaid
    expenses                       (    1,879)         3,466    (    6,186)
 (Decrease)increase in accounts
    payable                        (  255,474)       156,853    (   40,587)
Cash used in operating activities  (1,173,954)    (  463,242)   (  669,363)
                                   ___________    ___________   ___________

Financing Activities
  ISSUES of shares                  2,392,733        291,890       586,870
  Share issue costs                (   72,600)             -             -
  Shares returned to treasury               -     (    8,000)            -
  Liabilities settled by issue
     of company shares                      -              -        56,560
   (Repayment of) proceeds from
       note payable and capital
       lease obligation            (  416,588)       718,313    (    5,806)
  Payment of dividend              (   63,600)    (   47,970)            -
Cash provided by financing
   activities                       1,839,945        954,233       637,624
                                   ___________    ___________   ___________

Investing Activities
  Acquisition of capital assets    (   44,773)    (  387,227)   (   20,811)
  Advances from related company        21,704         20,096        18,671
Cash used in investing activities  (   23,069)    (  367,131)   (    2,140)
                                   ___________    ___________   ___________

Increase (Decrease)in Cash            642,922        123,860    (   33,879)
Cash (Bank indebtedness),
  Beginning of Year                   123,026     (      834)       33,045
Cash (Bank indebtedness),
  End of Year                      $  765,948     $  123,026   $(      834)
                                   __________     ___________  ____________

Cash is Comprised of
  Cash (indebtedness)              $  640,229     $    3,417   $(      834)
  Term deposit                        125,649        119,609             -
                                   __________     __________   ____________
                                   $  765,948     $  123,026   $(      834)


                   Notes to Consolidated Financial Statements
                            March 31, 1999 and 1998
                          (Stated in Canadian Dollars)

1. DESCRIPTION OF BUSINESS

Cryopak Industries Inc. (the "Company"), incorporated under the laws of British Columbia, is in the business of the manufacturing and sale of thermal packaging solutions. The Company produces a patented, flexible, reusable refrigerant product.

The Company has financed its cash deficiency from operating activities primarily from share issuances. The ability of the Company to continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business, is dependent upon its ability to continue to obtain the financing necessary to continue operations and, ultimately, profitable operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company  prepares  its accounts in  accordance  with  accounting  principles
generally  accepted   in  Canada.  A  reconciliation  of  amounts  presented  in accordance with United States accounting principles is detailed in Note 18.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Cryopak (International) Inc. (inactive), a Barbados corporation, Cryopak (Canada) Corporation and its wholly owned subsidiary Cryopak Corporation, a Nevada corporation, and its proportionate interest (50%) in a joint venture, Cryopak (Alberta) Corporation (inactive /active).

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in first-out (FIFO) method of valuation.

Investments

Current investments are recorded at the lower of cost and market value. Long-term investments are recorded at cost unless there has been a loss in value that is other than a temporary decline, in which case the investment is written down to fair market value.

Depreciation

Capital assets are recorded at cost and are depreciated on the following basis at the rates indicated:


Computer Hardware                            3 years straight-line
Computer Software                            2 years straight-line
Furniture & Fixture, Office Equipment        5 years straight-line
Machinery                                    5 years straight-line
Motor Vehicle                                30% declining balance


Patent License

The patent licence is recorded at cost and is amortized on a straight-line basis over seventeen years.

Deferred Development Costs

The deferred development costs are recorded at cost and are amortized on a straight-line basis over tern years.

Foreign Currency

Foreign currency accounts are translated using the temporal method whereby current assets and current liabilities are translated to Canadian dollars at year end exchange rates, other assets and liabilities at exchange rates prevailing at the dates of transactions, and revenue and expenses at the average rate during the year. Gains and losses from foreign currency translation are included in the consolidated statements of loss and deficit.

Goodwill

The excess of cost of the purchase of a subsidiary company over the fair value of assets acquired (disclosed in these consolidated financial statements as goodwill) is amortized on a straight-line basis over seventeen years.

Financial Instruments

The fair values of the Company's cash, investments, accounts receivable, amounts due from employees, advance to related company, accounts payable and accrued liabilities, bank indebtedness, and capital lease obligation were estimated to approximate their carrying value.

3. INVENTORIES


                                  1999                1998
Raw Materials                     $   5,348           $       -
Finished goods                       15,260              36,757
                                  _________           _________
                                  $  20,608           $  36,757


4. TERM DEPOSIT

The term deposit is held by the Canadian Western Bank as security on lease financing for a machine acquired in 1998 (Note 10).

5. INVESTMENTS

                                  1999                1998
Marketable securities -
                                  $      75           $     100
Artwork                                   -              25,342
                                  __________          _________
                                  $       75          $  25,442


During the year the Company changed its intended use of the artwork and decided to keep it as office furnishings. As a result the artwork has been reclassified to capital assets.

6. CAPITAL ASSETS

                                              1999
                                             Accumulated       Net Book
                                   Cost      Depreciation      Value

Artwork                            $ 25,342    $      -        $ 25,342
Computer Hardware                    36,698      27,478           9,220
Computer Software                     2,215       1,084           1,131
Furniture and Fixtures               59,696      56,907           2,789
Motor Vehicle under Capital Lease    40,594      28,759          11,835
Machinery under Capital Lease       399,279      39,928         359,351
Machinery                            18,445       1,844          16,601
Office Equipment                      4,113         730           3,383
                                   ________    ________        ________
                                   $586,382    $156,730        $429,652



                                               1998
                                               Accumulated   NetBook
                                   Cost        Depreciation  Value
Computer Hardware                  $ 45,852    $ 34,168       $ 11,684
Computer Software                     2,544       2,419            125
Furniture and Fixtures               80,967      78,252          2,715
Motor Vehicle and Capital Lease      40,594      23,686         16,908
Machinery under Capital Lease       383,943           -        383,943
Office Equipment                      2,099         529          1,570
                                   ________    _________      ________
                                   $555,999    $139,054       $416,945


7. ADVANCE TO RELATED COMPANY


                                     1999                  1998
Advance to N.C.K. Holdings Inc.      $ 48,869              $ 70,572


The related company is owned by two directors. The advance is unsecured and is repayable in monthly installments of $2,200 including interest of 8% per annum. During the year the Company paid management fees of $220,000 (1998 - $220,000) and royalties of $26,261 (1998 $26,289) to N.C.K. Holdings Inc.

8. INTANGIBLES


                                      1999                      1998
                                      Accumulated   NetBook     NetBook
                            Cost      Depreciation  Value       Value
Incorporation Cost          $  3,111         -      $  3,111    $  3,111
Deferred Development Costs   114,017    95,489        18,528      33,350
Patent Licence               566,323   291,497       274,826     308,140
Goodwill                     156,155    80,377        75,778      84,964
                            ________  _________     ________    ________
                            $839,606  $467,363      $372,243    $429,565


9. NOTE PAYABLE


                                     1999                1998
Note payable to a company
related by two directors in
common, bearing interest at
the rate of 12% per annum,
secured by a general security
agreement on all the Company's
assets, fully repaid during the
year.                                 -                  $350,000


10. CAPITAL LEASE OBLIGATIONS



                                     1999                1998
Capital lease obligation with
interest at 10,25%, maturing
November 1, 1999                     $ 17,990            $ 25,231

Capital lease obligation with
interest at 10.6%, maturing
July 20, 2002 (Note 4)                302,689             374,958

Capital lease obligation with
interest at 17%, maturing
October 20, 2001                       12,922                   -
                                     ________            ________
                                      333,601             400,189
Less: current portion                  84,544              80,174
                                     ________            ________
                                     $249,057            $320,015


The future minimum lease payments required are as follows;


2000    $158,775
2001     121,449
2002     118,711
2003      38,293
2004           -


Included in these amounts is imputed interest of $62,148.

11 SHARE CAPITAL

Authorized
100,000,000     common shares without par value
100,000,000     Class  A preferred shares  without  par  value, of  which  1,500 are designated Class A convertible voting preferred shares, Series I


The following changes occurred in share capital:


Common shares
Issued and outstanding

                            1999                   1998
                            Number of              Number of
                            Shares     Amount      Shares      Amount

Balance beginning of year  12,815,064  $7,362,318  12,245,156  $7,078,428
Issued during the year
For cash, pursuant to the
 exercise of stock options  1,173,700     581,633     243,000     118,920
For cash, pursuant to
 private placements         3,057,777   1,710,000     250,000     125,000
For finder's fee               50,000      37,500           -           -
For payment or dividend
  on Class A preferred
  shares, Series 1            159,199      63,600      96,908      47,970
Share issue costs                   -    ( 72,600)          -           -
                           ___________ ___________ __________  __________
                             4,440,676  2,320,133     589,908     291,890
Acquired during the year             -          -     (20,000)     (8,000)
Balance. end of Year        17,255,740 $9,682,451  12,815,064  $7,362,318



Class A preferred shares,
  Series 1
                            1999                   1998
                            Number                 Number of
                            of Shares  Amount      Shares      Amount

Balance, begining and
  end of year               530        $  530,000  530         $  530,000


Each Class A preferred share Series I carries a 12%, cumulative dividend payable at the company's fiscal year end, in either cash or common shares at the option of the Company. Dividends in arrears at March 31, 1999 amounted to $64,039.

The Series I preferred shares are convertible into common shares at the rate of one common share for each $3 of paid up capital or the rate provided below:

(i) $2.00 any time after December 31, 1998, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 31, 1997.

(ii) at any time after December 1, 1999, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 1, 1997 or $1.99 after December 31, 1998, at a common share price equal to that price which represents a 15% discount to the then Current Trading Price, which common share price in no event shall be less than $0.95;

But if not so converted prior to May 12, 2000, such Series I preferred shares shall be deemed to have been converted on May 12, 2000 at the applicable conversion price described above. The Current Trading Price means the average trading price of the common shares on a recognized public stock exchange for the preceding 20 business days.

On March 31, 1999, the following stock options were outstanding:


               No. of Shares   Exercise Price    Expiry Date
Directors      170,000         $0.50             June 13, 1999
               390,000          0.52             August 17, 2000
               343,000          0.50             January 7, 2001
                75,000          0.52             June 19,1999
               100,000          0.50             September 2. 1999
               150,000          0.50             September 2, 1999
Officer        100,000          0.40             June 26, 2000
               136,300          0.82             August 17, 2000
Employee        20,000          0.52             June 16,1999
               100,000          0.82             February 11, 2001
              *750,000          0.76             March 19,2004


*These options will vest at a rate of 50,000 at the end of each calendar quarter commencing March 31, 1999 and are subject to shareholder approval.

On March 31. [999. the following warrants were outstanding,


No. of Warrants     Exercise Price      Expiry Date
250,000             $0.60               August 18,1999
250,000              0.46               April 29, 2000
125,000             0.776               September 20, 1999
225,000              0.46               May 13, 2000
135,000              0.46               May 29,2000
265,000              0.46               June 3, 2000
125,000              0.46               June 17,2000
119,608              0.46               March 20, 2000


12. INCOME TAXES

The Company has estimated losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:


2000         $  296,801
2001          1,089,726
2002            658,014
2003            710,475
2004            599,008
2005            649,840
2006            882,657


13, LEASES

The minimum annual rental commitments for operating leases in effect at March 31, 1999 are as follows:


2000          47,790
2001          27,456
2002           1,627


14. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

(a) Professional fees include $22,200 paid to a company owned by a director of the Company.

(b) As of March 31, 1999, accounts receivable include $28,316 (1999: $7,658) receivable from N.C.K. Holdings Inc., a company owned by two directors, and $3,278 (1998: $7,658) receivable from Fulcrum Developments Ltd., a company related by two directors in common.

15. SUBSEQUENT EVENTS

The following share transactions took place subsequent to the year end:

(a) Issued 72,000 units for gross proceeds of $54,000, Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at $ 1.00 on or before May 4, 2001.

(b) Issued 125,000 units to a director of the Company for gross proceeds of $97,000. The Company provided an interest-free loan, forgivable under certain conditions, for the purchase of these units. Each unit consists of one common share and one non-transferable share purchase warrant, Each warrant entitles the holder to purchas one common share at $0.776 on or before September 20, 1999.

(c) Granted 290,000 stock options to directors and officers of the Company, exercisable on or before April 21, 2001 at $0.86 per share.

(d) Issued 326,300 common shares for gross proceeds of $175,166 pursuant to the exercise of stock options.

16. CONTRACTUAL OBLIGATIONS

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc., as part of the consideration for a licence, the Company has made a commitment to issue up to 3,000,000 common shares of its capital (the "performance shares") based upon certain performance criteria.

17. CONTINGENT LIABILITIES

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year, Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations, It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a) Generally accepted accounting principles ("GAAP") used in the United States of America differ in certain respects from GAAP used in Canada. A difference that materially affects these consolidated financial statements is that United States GAAP require deferred development costs be expensed as incurred whereas Canadian GAAP allows these expenses to be deferred and amortized. Had the consolidated financial statements been prepared in accordance with United States GAAP as described above, the following changes would have been made,


                                           1999          1998         1997
Total assets - Canadian GAAP               $2,016,700    $1,364,297   $ 892,508
Deferred development costs                     18,528        33,350      49,172
Total assets - United States GAAP          $2,018,172    $1,330,947   $ 844,426
Shareholders,' equity - Canadian GAAP      $1,405,666    $   61,201   $ 463,834
Deferred development costs                     18,528        33,350      48,172
Shareholder,.' equity - United States GAAP $1,387,138   $   27,851    $ 415,662
Net loss - Canadian GAAP                   $  912,068   $  638,553    $ 675,133
Amortization of deferred development costs     14,822       14,822       14,822
Net loss - United States GAAP              $ 997,246     $ 623,731    $ 660,311


(b) United States GAAP require non-cash investing and financing activities to be excluded from the consolidated statements of changes in financial position, whereas Canadian GAAP require these activities to be included in the statement. Had the consolidated statement of changes in financial position been prepared in accordance with U.S. GAAP the following transactions would have been excluded:


                                           1999          1998        1997
Liabilities settled by issue of
  company shares                           $       -     $       -   $ 56,560
Dividends paid by issue of company shares     63,600        47,970          -
Finder's fee raid by issue of company shares  37,500             -          -
                                           _________     _________   ________
                                           $ 101,100     $  47,970   $ 56,560



                                           1999          1998        1997
Basic loss per share calculated in
  accordance with U.S., GAAP is:           $(  0.06)     $( 0.05)    $(  0.06)


                  Consolidated Schedules of Operating Expenses
                              Year Ended March 31
                          (Stated in Canadian Dollars)

                                           1999          1998        1997
Bad debts                                  $ 53,529      $ 29,125    $  7,245
Commissions                                   4,144           520         884
Depreciation and amortization                72,958        77,783      79,564
Foreign exchange                             20,640        10,876       1,355
Interest and bank charges                    41,746        15,301      16,549
Interest on capital lease obligation         38,912         2,595       3,434
Management fees                             220,000       220,000     220,000
Marketing                                   201,347        57,944      87,337
Office supplies and stationery               80,250        68,798      58,197
Professional fees                            98,867        56,291      74,399
Rent                                         53,915        52,861      52,459
Royalties                                    53,328        51,258      44,903
Salaries and benefits                       151,146       126,769     117,960
Storage                                       4,507        10,459       9,899
Telephone                                    37,790        41,994      50,748
Travel and entertainment                    180,770        97,769     155,138
Vehicle                                      17,564        18,032      12,602
                                         __________      _________   ________
                                         $1,331,413      $938,375    $992,673

Item 18. Financial Statements

         The Registrant has chosen to file Financial Statements under Item 17, above.

                                                        SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CRYOPAK INDUSTRIES INC.


                                               /s/ Harry Bygdnes
                                               ---------------------------------
                                               Harry Bygdnes, President


         This offering statement has been signed by the following persons in the capacities and on the dates indicated.


Harry Bygdnes, Director                           September 13, 1999


Robert Leigh Jeffs, Director                      September 13, 1999


Douglas R. Reid, Director                         September 13, 1999


Ross G. Morrison, Director                        September 13, 1999


John F. Morgan, Director                          September 13, 1999


John A. McEwen, Director                          September 13, 1999
