Form 20-F/A
period 1999-12-31
CRYOPAK INDUSTRIES INC
filed 2000-01-18
CIK 915386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               FIRST AMENDMENT TO
                                    FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         Commission file number 0-22952

                             CRYOPAK INDUSTRIES INC.
                             -----------------------
             (Exact name of Registrant as specified in its charter)

                             CRYOPAK INDUSTRIES INC.
                             -----------------------
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                            ------------------------
                 (Jurisdiction of incorporation or organization)

        1120-625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T6
        -----------------------------------------------------------------
                    (Address of principal executive offices)

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

Item 1. Description of Business

Cryopak Industries Inc.
-----------------------

Overview of Business

     The Company's business is the manufacturing and sale of thermal packaging solutions. The Company's Cryomat product is a patented, flexible, re-useable refrigerant product, which is sold as a standalone product or as part of a system (both corrugated and styrofoam). This product is typically an ice replacement. Cryomat is primarily shipped directly to the customers in response to purchase orders. The principal markets are seafood shipping, medical wraps and general thermal packaging. Over the last five years, the Company has experienced low but stable sales, largely to the seafood industry, and has suffered recurring losses from operations. The Company has focused on identifying key markets where the opportunity for significant sales volumes may exist or be created and has established certain key relationships with several groups that provide broader North American distribution. The Company has purchased a machine which Northland Gel-Ice Products Inc. operates the machine in Vancouver, British Columbia. The Company's current major focus is on the food service and catering applications for the major airlines in Canada and the United States.

     The Company relies upon the protection offered by certain patents and trademarks. The patents are expected to be in effect until 2008. The right to exploit the patents has been licensed to the Company for an indefinite term, and is critical to Cryopak's business. A gross royalty is payable to the licensor.

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

     In September 1995, the Company entered into a joint distribution agreement with Unisource Worldwide, Inc. ("Unisource") to introduce Cryopak's products regionally to each of ten Unisource divisions throughout the United States and Canada. Unisource is a large marketer and distributor of paper and imaging products and supply systems, disposable paper and plastic products, janitorial supplies and packaging systems and is owned by Alco Standard Corporation, a distribution company headquartered in Valley Forge, PA, with revenues of US$8 billion in 1994. The focus of this agreement was the marketing of the Company's ice substitute product targeting food processors, shippers of perishables and wholesale and retail food distribution companies with Unisource acting as Cryopak's marketing partner. Under the terms of the agreement, Unisource was to sell, stock and distribute all Cryopak products used in food processing and distribution within each Unisource marketing region as distribution rights were allocated. Internal problems at Unisource and a lack of positive response at the divisional level impeded the rate of growth within the terms of the distribution agreement. As a result, promised purchases were not completed and plans for national distribution with Unisource were abandoned by the fiscal year end of March 31, 1996. Instead, the Company's management began working with Unisource regionally by offering educational programs and training in market segments that demonstrate a high interest in marketing the Cryopak products. The effect was to focus the Company's marketing efforts towards those distributors that serve potential customers directly.

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

     Comparison testing similar to that done in the pharmaceutical industry was also conducted in the seafood industry. Several large seafood distributors tested the Companys product Cryomat.

     Also during the fiscal year ended March 31, 1996 the Company entered into a Memorandum of Understanding with SCA Packaging of Sweden, the largest packaging supplier in Europe, which began distributing the Cryomat product into EEC countries in the fall of 1996. Similar agreements were negotiated in Mexico and Indonesia. These agreements were never finalized.

     During the fiscal year ended March 31, 1997, the Company focused on growth in the pharmaceuticals, seafood, meat and poultry and airline and hotel catering industries. Cryopak devoted much of its energies during this time to providing test data in each of these industries which compared Cryopak and its products to existing refrigerants and conducted onground and inflight testing with several airlines. The Company also sold small amounts of product to companies in Brazil, Chile, Taiwan and Israel during this year. Information regarding Freshnex is available through the Internet to connect commercial producers and suppliers to retail suppliers by ensuring orders are delivered within 24 hours by Federal Express in specially designed packages using Cryomat.

     K. Barry Sparks joined the Board of Directors of the Company on April 25, 1996. The board had the following members: Harry Bygdnes, Robert Leigh Jeffs, Douglas Reid, and John McEwen.

     On April 1, 1997, the Company signed an exclusive distribution agreement with Seafish Systems Ltd. of New Zealand ("Seafish"). The agreement provided that Seafish would market, sell and distribute products made by Cryopak in New Zealand, provide marketing information including levels of interest and potential sales in the market area and to assist in the development of new market territories as may be determined over time. In exchange, Seafish committed to buying twelve containers of products over the following twelve months, to be distributed in New Zealand, Australia and other markets jointly agreed between the parties.

     James M. Fletcher was appointed to the Board of Directors on August 12, 1997. The board consisted of 6 members: Harry Bygdnes, Robert Leigh Jeffs, Douglas Reid, John McEwen, K. Barry Sparks, and James Fletcher.

     On August 13, 1997, the Company commenced a placement of 250,000 shares at Cdn$0.50 per share for a total of Cdn$125,000, plus warrants for up to 250,000 additional shares at Cdn$0.60 per share exercisable for up to two years. The proceeds from this offering, which was approved by the Vancouver Stock Exchange, were used to reduce payables and for working capital. The offering was sold to two investors: a Canadian individual and a Canadian corporation and was closed on August 25, 1997 with all shares sold.

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

     The Company began a placement of 777,777 common shares at Cdn$0.45 each for a total of Cdn$350,000 on February 24, 1998. This offering was approved by the Vancouver Stock Exchange. The proceeds were used to repay debt. The private placement was completed with one Canadian shareholder.

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

     The Company entered into an agreement whereby a machine was purchased and placed in the manufacturing facility of Northland Gel-Ice Inc. Manufacturing, with this machine, began during the fiscal year ended March 31, 1999. This facility manufactures product to be delivered to the United States, Canada and the Pacific Rim. Sugar Foods produced the product from April, 1987 until April, 1999 under a contractual arrangement.

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

     On November 1, 1998, Cryopak declared the requisite 12% cumulative dividend on its Class "A" Convertible Voting Preference Shares, Series I, held by VCC on the record date of March 31, 1998. The Company elected to pay the dividend in common shares and issued 159,199 common shares at a price of Cdn$0.3995 per share for a total of Cdn$63,600. The shares were subject to a hold period in British Columbia which expired after March 31, 1999.

     Cryopak finalized a Cdn$3.6 million purchase order from Northwest Airlines on December 1, 1998 for the refrigerant products of its subsidiary, Cryopak (Canada) Corporation. This purchase order is for three years. Northwest Airlines uses the Cryopak product in interior catering and inflight food and beverage service. Northwest currently is not using the product. They are borrowing the purchase order and first use should occur during the first half of 2000.

     An offering was commenced on February 3, 1999 of 1,280,000 common shares at Cdn$0.75 per share for net proceeds of Cdn$924,900. The offering was approved by the Vancouver Stock Exchange and was closed on March 19, 1999 with all shares sold to European corporations. Finder's fees were paid to two European corporations.

     On February 8, 1999  Cryopak  retained  the  services of European  Investor
Services ("EIS") to coordinate investor relations with a growing group of shareholders across Europe. EIS is an integrated investor relations company headquartered in London and operating in all major financial centers of Europe and specializing in the high tech, new media and biotechnology sectors. EIS represents small and medium North American companies wishing to expand their European shareholder bases and will provide corporate information to a developing shareholder base and ensure a flow of information to industry and financial analysts advising the European financial community as to the progress and key developments of the Company. The contract is for six months at two thousand pounds per month, subject to review after three months. Currently, the contract has been extended to a month to month basis and all parties are complying with its terms.

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

     On April 22, 1999 Ross G. Morrison was elected to the Company's Board of Directors. The board is now comprised of 6 members: Harry Bygdnes, Robert Leigh Jeffs, Douglas Reid, John McEwen, John Morgan, and Ross Morrison

Products

     Cryopak markets Cryomat, a refrigerant product that maintains a temperature range of 32-46 degrees Fahrenheit for longer than conventional cooling products such as ice, dry ice and gel packs. The product keeps foods fresh and cold without freezing, unpleasant odor or watery mess. Cryopak can be handled without risk of burning skin and does not produce carbon dioxide. Cryomat was tested and independently evaluated for over twelve months by the North American airline and food catering industry (eg. Northwest Airlines, Dobbs Catering, and LSG Sky
Chefs) and the results of these tests showed that it possesses superior temperature control capabilities over competing products, while meeting or exceeding the HACCP requirements established by the FDA.

     The Company has conducted tests comparing the effects of its products with dry ice and gel packs. The Company's product, Cryopak, was shown to maintain a temperature within a prescribed range of temperatures for a longer period of time as per graphs below, an attribute which is not generally available with competing products. Additionally, Cryopak doesn't have the disadvantage of dry ice which produces carbon dioxide during the sublimation process thereby displaces oxygen in enclosed environments such as aircrafts. Gel packs do not provide flexibility and/or coverage of cold for area coverage for consistent temperature.

     Cryomat consists of reusable sheets of liquid-filled laminate pouches that provide refrigeration and insulation when frozen. The sheets can be custom cut to various sizes or into individual cubes for use in a wide range of applications and has been U.S.D.A approved for use with food products, including fish, meat and poultry. The Company markets its Cryomat product to the airline, pharmaceutical and seafood shipping industries and has begun to investigate marketing the product to the sports/healthcare industry. Additionally, Cryomat is sold commercially in Canada under the name Cooler Mat.

     All of the Company's sales are to third-party customers. Sales to the United States for the years 1997, 1998, and 1999 are 73%, 67% and 88% respectively. International sales are 24%, 29% and 7% for 1997, 1998 and 1999 with the majority to one customer, Seafish Systems. Sales within Canada are 3%, 4% and 5% for 1997, 1998 and 1999.

     Three customers accounted for approximately 70%, 74% and 71% of total sales for the financial years 1997, 1998 and 1999. They are Dura*Kold Corp., Polyfoam Packers, and Seafish Systems for 1997 and 1998 and Dura*Kold Corp., Polyfoam Packers, and Wyeth-Ayerst Labs for 1999.

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

     The "perishable" packaging industry must also follow U.S.D.A. regulations in the United States and Agriculture Canada regulations in Canada. Cryomat has been U.S.D.A. approved and Agriculture Canada accepted for use with food products, including fish, meat and poultry.

     The Company's Cryomat product has been registered with the U.S. Patent and Trademark Office as "Thermal Packaging Assembly" and received patent number 4,931,333 on June 5, 1990. The product was also patented in Canada on October 22, 1991 with patent number 1,291,073. The patent expires in Canada on October 22, 2008 and in the United States on June 5, 2007. Both patents are held by D. Lindley Henry. Lin Henry is a consultant for the company. A copy of the Canadian patent is attached as an exhibit to this registration statement; the United States patent is available from the U.S. Patent and Trademark Office. Because these expiration dates are so far in the future, the Company feels that the patent expirations will not make a significant impact upon the Company's business.

     The Company's subsidiary Cryopak Corporation has also trademarked the words "Cryomat" and "Cryopak" with the United States Patent and Trademark Office. The "Cryomat" trademark is registration number 1,420,052 dated December 9, 1986 and the "Cryopak" trademark is registration number 1,576,371 registered January 9, 1990. These trademarks expire December 9, 2006 and January 9, 2001, respectively. Additionally, Cryopak Corporation has trademarked "Super Cool System" with the Canadian Trademark Office, registration number 441,439 and registration date March 31, 1995, as well as "Cooler Cube" with registration number 441,438 and registration date March 31, 1995. The Canadian subsidiary registered these trademarks.

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

Cryopak (International) Inc.

     Cryopak (International) Inc. is a Barbados corporation incorporated on August 29, 1995. On March 19, 1996 Cryopak (International) Inc., reached an agreement in principle with Erik Petersson & Company, Inc. ("EPC") of Miami, Florida, to secure sales and distribution contracts for the Company's products outside North America. Under the terms of this agreement, EPC would be paid Cdn$2,500 per month until contracts with customers were signed, plus five percent commission on total gross sales generated by EPC and warrants issued to EPC's principal, Bertil I. Petersson, based upon gross sales. These warrants were to be issued at a rate of 60,000 warrants for the first US$1,000,000 in gross sales and 30,000 warrants for every additional US$500,000 in sales to a maximum of 600,000 warrants. All warrants were exercisable for one year from the date of issuance. The agreement stipulated a maximum of $10,000,000 gross sales, which must be generated within five years. EPC has provided Cdn$680,000 in sales and the Company has not issued any warrants. As part of this agreement, EPC's principal, Bertil I. Pertersson, was to have been appointed to the Company's board of directors. However, Cryopak International, Inc. did not ratify the appointment and Mr. Petersson did not become a director. Cryopak (International) Inc. has not had any activities to date.

Item 2. Description of Property

     Cryopak's principal executive offices are located at 1120-625 Howe Street, Vancouver, British Columbia, Canada V6C2T6. Cryopak leases office space for its corporate headquarters totaling 2,039 square feet at a rate of Cdn$2,378.83 per month. The current lease expires on October 31, 2000. The Company is reaching maximum office capacity and will likely be seeking additional space prior to the expiry of the existing lease. The Company is finalizing a purchase of Northland Gel-Ice Inc./Northland Custom Packaging, Inc. manufacturers of gel packs and related products. The Company's manufacturing activities are currently carried out in that manufacturer's facility under the control of the Company. In addition, the Company contracts with that company to provide supervision and labor in the manufacturing activities. There is no written agreement between Cryopak and Northland Gel-Ice, Inc./Northland Custom Packaging, Inc. This provides adequate additional office space, product testing facilities, and allow complete monitoring and direct control of all manufacturing and production functions. The additional space acquired would be 10,000 square feet.

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

(1)                        (2)                                (3)                                (4)
                           Name and address of                Amount and Nature                  Percent of
Title of Class             beneficial owner                   Of Beneficial Ownership            Class
--------------             ----------------                   -----------------------            -----
Common Shares              Exceptional Technologies Funds 3     977,777                          5.7%
                           2011 - 1177 W. Hastings St.
Common Shares              Cryopak Industries (VCC) Inc.      1,043,722                          6.0%
Common Shares              Directors/Officers                 1,461,241                          8.5%
                           Harry Bygdnes
                           Robert Leigh Jeffs
                           Douglas Reid
                           John McEwen
                           John Morgan
                           Ross Morrison


Item 5. Nature of Trading Market

     The Company's common stock trades in Canada on the Canadian Venture Exchange. Non-Canadian investors are also able to trade the Company's stock on this Exchange. As of March 31, 1999, the Company's stock was held by 388 American shareholders, which consisted of 34% of its total outstanding shares. The high and low sales prices for the Company's common stock on the Canadian Venture Exchange over the past two fiscal years are as follows:

Fiscal Quarter                     High (Cdn$)                Low (Cdn$)
--------------                     -----------                ----------
April - June 1999                  $1.15                      $0.98
January - March 1999               $0.84                      $0.74
October - December 1999            $0.89                      $0.55
July - September 1998              $0.62                      $0.39
April - June 1998                  $0.46                      $0.36
January - March 1998               $0.43                      $0.36
October - December 1997            $0.42                      $0.26
July - September 1997              $0.52                      $0.41
April - June 1997                  $0.60                      $0.45


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

Item 8. Selected Financial Data (Stated in Canadian Dollars)


                                    Year             Year
                                    Ended            Ended
                                    March 31,        March 31,
                                    1999             1998
Net Sales or Operating Revenues     $1,295,159       $1,161,442
Income (Loss) from Continuing
 Operations                         (   912,068)     (    638,553)
Income (Loss) from Continuing
 Operations per common share        (        0.06)   (         0.05)
Total Assets                          2,036,700        1,364,297
Long-Term Obligations and
 Redeemable Preferred Stock
     Capital Leases                      249,057          320,015
     Redeemable Preferred Stock               0                      0
Cash Dividends Declared per
 Common Share                              N/A             N/A

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). In addition the Company provides supplementary description of significant differences between Canadian GAAP and those in the United States ("U.S. GAAP") as follows:

     A. Under U.S. GAAP development costs are expensed as incurred. Under Canadian GAAP development costs subject to certain criteria are deferred and amortized.

     B. The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issues to Employees" (APB25) in accounting for its stock options. Under APB25, because the exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense has been recognized.

     C. Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options and warrants granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option and warrant granted.

     The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:

                                                                          Year Ended March 31
                                                          1999                1998               1997
Loss for the year, Canadian GAAP                          $(    912,068)      $(    638,553)     $(    675,133)

Amortization of deferred development costs                       14,822              14,822             14,822
Adjustment for stock based compensation -
   Non employees                                           (    574,868)       (    123,226)       (   190,351)

Loss for the year, U.S. GAAP                                ( 1,472,114)       (    746,957)       (   850,662)

Loss per share, U.S. GAAP                                 $(       0.10)      $(       0.06)      $(      0.07)


     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation" (SFA123), which also requires that the information be determined as if the Company has accounted for its employee stock options granted in fiscal periods beginning subsequent to December 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for the years ended March 31, 1999, 1998 and 1997, respectively: risk free interest rates of 5.2%, 5.8% and 6.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.23; and a weighted average expected life of the options of four, one and .65 years.

     The Black Scholes options valuation model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because of the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                                           Year ended March 31
                                                            1999               1998               1997
                                                            ----               ----               ----
Pro forma loss, U.S. GAAP                                   $( 1,785,577)      $(    784,485)     $(    875,991)
Pro forma loss per share, U.S. GAAP                         $(      0.12)      $(       0.06)     $(       0.07)


The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:

                                                                          Year Ended March 31
                                                                  1999                         1998
                                                                  ----                         ----
Assets                                                          $        2,018,172             $      1,330,947
Share Capital                                                           10,257,319                    7,485,544
Deficit                                                          (       9,400,181)             (     7,987,693)


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

     The Company's operating history makes the prediction of future operating results difficult or impossible.

Sales
-----

     Sales to date have been largely to a limited number of long term customers. Sales have been limited as the Company attempts to position itself as the premier supplier of temperature sensitive packing solutions.

     The following table summarizes the sales to its three largest customers the latest three years and sales denominated in U.S. currency.


                                    1999                      1998                      1997
Total sales                100%     $1,295,159       100%     $1,161,442           100% $1,140,242

Sales:
 Three largest customers    71%        931,004        74%        861,523            70%    793,279
 Others                     29%        364,155        26%        305,860            30%    346,279

Sales denominated in:
 US dollars                 95%      1,230,402        96%      1,114,985            97%  1,106,035
 Cdn dollars                 5%         64,757         4%         46,457             3%     34,207


Cost of Sales

     In September 1998, the Company commenced manufacturing activities in Canada. Prior to September 1998, manufacturing was subcontracted to Sugar Foods Corp. of Los Angeles, California and was denominated in US dollars. The finished product was supplied on a turn key basis upon shipment to customers. Production by Sugar Foods was phased out during the period April 1999 when it ceased.

     Effective September 1998, the Company had installed its manufacturing facility and commenced production of its own product. Labor is supplied by Northland Gel-Ice, Inc./Northland Custom Packaging, Inc. who oversees production. The Company purchases its own raw materials, the cost of which is denominated in Canadian dollars. Effective May 1999, all manufacturing is processed at the Company's Canadian manufacturing facility in Vancouver, British Columbia.

Administrative and Marketing Expenses
-------------------------------------

     The Company has incurred significant marketing and administrative costs related to the introduction of products to prospective customers. Because of the lengthy sales cycle (see risk factors under Item 1) these related costs including personnel and travel costs are charged to operations in periods where they are incurred.

     During this cycle, the Company assists prospective customers in utilizing its products in the design and development of a temperature sensitive packing solution to meet the customers' and related regulatory requirements.

Liquidity
---------

     The Company has financed its operating requirements by the issuance of equity capital (primarily private placement and the exercise of stock options by employees and directors) and its capital requirements through obtaining of lease financing.

     The  Company   anticipates   continuing  to  obtain  such  financing  until
profitable levels of operation have been attained.

Results of Operations
---------------------

     The Company has incurred operating losses throughout its history and expects to incur a further loss in the current year. Such losses arose as the Company explored opportunities to exploit its products by the identification of appropriate markets and the introduction thereto.

     Effective in March of 1999, the Company engaged John Morgan, a key senior executive with experience in marketing products, to head up its market operations.

     As a result of its investment in product and market development and in human resources during the prior years, the Company expects sales will increase significantly in fiscal 2001 and later years resulting in profitable operations.


Item 9A. Quantitative and Qualitative Disclosures About Market Risk

Disclosures About Market Risk
-----------------------------

     In the courses of carrying on its business, the Company is subjected to a variety of business risks, including market risk associated with fluctuation in interest rates, currency exchange rates as well as the collectibility of accounts.

Collectibility of Accounts
--------------------------

     The Company carefully monitors the collection of all accounts and the granting of credit. As the result of this policy, the Company has experienced no material credit losses and does not anticipate future losses to be material. The Company will continue its close monitoring of credit.

Currency Fluctuation Risk
-------------------------

     Approximately 95% of the Company's sales revenue is in US Dollars and substantially all of its costs of sales and administrative costs are in Canadian dollars. Its marketing costs including travel and consulting costs are incurred in the county of origin. The Company monitors exchange rates but had not taken action to date to reduce its exposure to significant savings in currency exchange rates. Management will review its exposure and will take such remedial steps as it considers necessary.

Interest Rate Risk
------------------

     The Company's interest expenses and income are subject to changes in interest rates. Management has determined that fluctuation of up to 10% in interest rates would not materially affect its financial position or results of operations.

     As at March 31, 1999, the capitalized amount owing under long term lease contracts was $333,601 with fixed interest until maturity. See Note 10 of financial statements.

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


Cryopak (Canada) Corporation

                                                                             Arrangements Material
Name                       Title(s)         Term of Office                   to Appointment
Harry Bygdnes              Secretary,       1987 - Present                   None
                           Director
Robert Leigh Jeffs         President,       March 1987 to March 1999         None
                           Director         March 1987 to Present            None
John F. Morgan             President,       March 1999 to Present            None
                           CEO, and         March 1999 to Present            None
                           Director         March 1999 to Present            None


Cryopak (International) Inc.

                                                                             Arrangements Material
Name                       Title(s)         Term of Office                   to Appointment
Harry Bygdnes              Director         August 1995 to Present           None
Robert Leigh Jeffs         Director         August 1995 to Present           None


     All directors have a term of one year. Directors are elected at each annual meeting of the Company. The terms for President, CFO and Secretary are indefinite.

Item 11. Compensation of Directors and Officers

     During the Company's last fiscal year ended March 31, 1999, the Company paid an aggregate of Cdn$151,146 to its officers. The Company's directors do not receive a salary, but are paid for out-of-pocket expenses incurred as directors of the Company. Both the Company's officers and its directors have received options for the Company's common stock at various exercise prices based upon the average trading price for the ten trading days prior to the grant date. There are no amounts set aside or accrued during the last fiscal year to provide pension, retirement or similar benefits for the directors and officers pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

     As of March 31, 1999, the following stock options of the Company were outstanding: Group Received Number of Shares Exercise Price Expiration Date Directors 170,000 $0.50 June 13, 1999 390,000 $0.52 August 17, 2000 343,000
$0.50 January 7, 2001 75,000 $0.52 June 19, 1999 200,000 $0.50 September 2, 1999

Officers                              100,000                     $0.40                   June 26, 2000
                                      136,300                     $0.82                   August 17, 2000
Employees                              20,000                     $0.52                   June 16, 1999
                                      100,000                     $0.82                   February 11, 2001
                                      750,000*                    $0.76                   March 19, 2004

Directors, Officers,                2,164,300
Employees (as a group of
three)


* These options will vest at a rate of 50,000 at the end of each calendar quarter commencing March 31, 1999 and are subject to shareholder approval.

Item 13. Interest of Management in Certain Transactions

     Over the past five fiscal years, the Company has given unsecured cash advances to NCK Holdings, Inc. ("NCK"), which is owned by Harry Bygdnes and Leigh Jeffs, directors of Cryopak. These advances have included Cdn$56,972 during the fiscal year ended March 31, 1995, Cdn$109,339 during the fiscal year ended March 31, 1996, Cdn$ 90,668 during the fiscal year ended March 31, 1997, Cdn$70,572 during the fiscal year ended March 31, 1998 and Cdn$48,868 during the fiscal year ended March 31, 1999. These amounts were not repaid during the fiscal year ended March 31, 1995; however, commencing in the fiscal year ended March 31, 1996 NCK began repaying the advances at a rate of Cdn$2,200 per month, which amount includes eight percent annual interest. The unsecured cash advances were paid against royalties, which were less than anticipated.

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


     During the fiscal year ended March 31, 1996, the Company paid commissions to Discovery Capital Corporation, the president and non-controlling shareholder is John McEwen, who is also a member of Cryopak's board of directors. Mr. McEwen provides assistance in market research, preparation of documents and plannig of offering of shares under private placements. These commissions were paid in exchange for sales of the Company's stock as part of the Cdn$2,000,000 venture capital Investment Agreement entered into between the Company and Discovery Capital Corporation in March 1995 and totaled Cdn$56,560. The Company paid an additional Cdn$15,540 in professional fees and Cdn$23,500 in consulting fees to Discovery Capital Corporation during the fiscal year ended March 31, 1997, also as a part of the terms of the Investment Agreement.

     Other amounts paid to affiliated corporations during the past five fiscal years include Cdn$10,000 in professional fees paid to a company owned by a director during the fiscal years ended March 31, 1996 and March 31, 1998 and professional fees of Cdn$22,200 paid in the fiscal year ended March 31, 1999. The fees were paid to Reid & Company for advisory services. Douglas R. Reid is president of Reid & Company. He provides general corporate consulting, accounting advice and related assistance on financial matters including leases.

     The Company had accounts receivable of Cdn$12,446 owed to NCK Holdings Inc. and Cdn$3,278 to Fulcrum Development Ltd., a company related by Harry Bygdnes and Leigh Jeff, directors in common, during the fiscal year ended March 31, 1997. In the fiscal year ended March 31, 1998 the accounts receivable were Cdn$7,658 to NCK Holdings Inc. and Cdn$3,278 to Fulcrum Development Ltd., whose accounts receivable balance was also at Cdn$3,278 during the fiscal year ended March 31, 1999. The amount owing by Fulcrum Development is in respect to recoverable office services and costs incurred by the Company on behalf of Fulcrum Development. The amount owing by NCK Holdings were excess payments of royalties and are recoverable out of future royalty payments. The payments made were due to the actual royalty being less than anticipated.

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

                          INDEPENDANT AUDITORS' REPORT

To the Shareholders
Cryopak Industries Inc.

We have audited the consolidated balance sheets of Cryopak industries Inc., as at March 31, 1999 and 1998 and the consolidated statements of loss and deficit and changes in financial position for each of the years in the three year period ended March 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express as opinion on theses financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance wheather the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at March 31, 1999 and 1998 and the results of its operations and the changes in its financial position for each of the years in the three year period ended March 31, 1999 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Signed "Hay & Watson"

Chartered Accountants

Vancouver, BC
June 11, 1999



              COMMENTS BY INDEPENDANT AUDITORS FOR U.S. READERS ON
                       CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated June 11, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auitors' Report when these are adequately disclosed in the financial statements.

Signed "Hay & Watson"

Chartered Accountants

CRYOPAK INDUSTRIES INC.
Consolidated Balance Sheets
March 31
(Stated in Canadian Dollars)


ASSETS

Current
  Cash                                                                 $    640,299                            $       3,417
  Accounts receivable, net of allowancol for uncollectible
   accounts of $74,684 (1998 - $21,155)                                     360,783                                  217,677
  Inventory (Note 3)                                                         20,608                                   36,757
  Prepaid expenses                                                           14,075                                   12,196
  Due from employees                                                         24,448                                   32,117
  --------------------------------------------------------------------------------------------------------------------------
                                                                          1,060,213                                  421,773
  Term deposit - Restricted (Note 4)                                        125,649                                  119,609
  Investments (Note 5)                                                           75                                   25,442
  Capital Assets (Note 6)                                                   429,652                                  416,945
  Advance to Related Company (Note 7)                                        48,868                                   70,572
  Intangibles (Note 8)                                                      372,243                                  429,565
  --------------------------------------------------------------------------------------------------------------------------
                                                                       $  2,036,700                             $  1,364,297
LIABILITIES

  Current
   Accounts payable and accrued liabilities                            $    276,966                             $    532,440
   Note payable (Note 9)                                                          -                                  350,000
   Current portion of capital lease obligation                               84,544                                   80,174
   -------------------------------------------------------------------------------------------------------------------------
                                                                            361,510                                  962,614
  Capital Lease Obligation (Note 10)                                        249,057                                  320,015
  Deferred Income Taxes                                                      20,467                                   20,467
  --------------------------------------------------------------------------------------------------------------------------
                                                                            631,034                                1,303,096

SHAREHOLDERS'EQUITY

Share Capital (Note 11)
 Issued and outstanding
  Common shares                                                           9,682,451                                7,362,318
  Class A preferred shares, Series 1                                        530,000                                  530,000
Deficit                                                                  (8,806,785)                              (7,831,117)
-----------------------------------------------------------------------------------------------------------------------------
                                                                          1,405,666                                   61,201
                                                                       $  2,036,700                             $  1,364,297

APPROVED BY THE BOARD:

"Harry Bygdnes"
_____________________ Director

"R. Leigh Jeffs"

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Loss and Deficit
Year Ended March 31
(Stated in Canadian Dollars)


                                                                       1999                     1998                     1997


Sales                                                             $ 1,295,159              $ 1,161,442              $ 1,140,242
Cost of goods sold                                                    746,285                  763,018                  675,706
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                          548,874                  398,424                  464,536
Operating expenses (Schedule 1)                                     1,448,456                1,023,556                1,130,823
-------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                       (899,582)                (625,132)                (666,287)
--------------------------------------------------------------------------------------------------------------------------------
Other (Income) Expenses
 Filing, listing and transfer agent fees                               25,289                   20,321                   17,006
 Other income                                                         (12,803)                  (6,900)                  (8,160)
 -------------------------------------------------------------------------------------------------------------------------------
                                                                      (12,486)                 (13,421)                  (8,846)
Loss before income taxes                                             (912,068)                (638,553)                (675,133)
--------------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                                (912,068)                (638,553)                (675,133)
Dividends                                                             (63,600)                 (47,970)                       -
-------------------------------------------------------------------------------------------------------------------------------
Net loss for the year attributable to common
 Shareholders                                                        (975,668)                (686,523)                (675,133)
Deficit, begining of year                                          (7,831,117)              (7,144,594)              (6,469,461)
-------------------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                              $(8,806,785)             $(7,831,117)             $(7,144,594)
--------------------------------------------------------------------------------------------------------------------------------


Loss per share                                                    $      0.07              $      0.05              $      0.06
-------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                         14,937,561               12,597,083               11,691,097

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Changes in Financial Position
Year Ended March 31
(Stated in Canadian Dollars)



                                                                        1999                    1998                    1997


Operating Activities
 Net loss for the year                                            $  (912,068)            $  (638,553)             $  (675,133)
 Adjustment for:
  Depreciation and amortization                                       114,730                  77,783                   79,564
  Loss from short term investment                                          25                       -                        -
  ----------------------------------------------------------------------------------------------------------------------------
                                                                     (797,313)               (560,770)                (595,569)
Changes in non-cash working capital
 Proceeds from (repayment of)advances-related                                -                   4,789                  (15,815)
  Companies
(Increase) decrease in accounts receivable                           (143,106)                (75,603)                   3,290
 Decrease (increase) in amount due from employees                        7,669                   8,001                  (29,900)
 Decrease in inventory                                                  16,149                      22                   15,404
(Increase) decrease in prepaid expenses                                (1,879)                  3,466                   (6,186)
(Decrease) increase in accounts payable                              (255,474)                156,853                  (40,587)
-------------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                  (1,173,954)               (463,242)                (669,363)
-------------------------------------------------------------------------------------------------------------------------------

Financing Activities
  Issue of shares                                                   2,392,733                  291,890                 586,870
  Share issue costs                                                   (72,600)
  Shares returned to treasury                                               -                   (8,000)                      -
  Liabilities settled by issue of company shares                            -                        -                  56,560
  (Repayment of) proceeds from note payable and capital              (416,588)                 718,313                  (5,806)
   lease obligation
  Payment of dividend                                                 (63,600)                 (47,970)                      -
  ----------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                               1,839,945                  954,233                 637,624
------------------------------------------------------------------------------------------------------------------------------

Investing Activities
  Acquisition of capital assets                                       (44,773)                (387,227)                (20,811)
  Advances from related company                                        21,704                   20,096                  18,671
  Term deposit - restricted                                            (6,040)                (119,609)                      -
  ----------------------------------------------------------------------------------------------------------------------------
 Cash used in investing activities                                    (29,109)                (486,740)                 (2,140)
 ------------------------------------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash                                           636,882                    4,251                 (33,879)
Cash (Bank indebtedness), Beginning of Year                             3,417                     (834)                 33,045
Cash (Bank indebtedness), End of Year                            $    640,299             $      3,417            $       (834)
-------------------------------------------------------------------------------------------------------------------------------


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)

1. GOING-CONCERN

These financial statements are prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy liabilities in the normal course of business. The ability of the Company to continue as a going concern is primarily dependent upon its ability to continue to obtain the financing necessary to continue operations and, ultimately, profitable operations. Management is of the opinion sufficient working capital will be obtained from injections of capital and from operations to meet the Company's liabilities and commitments as they become due.

These consolidated financial statements do not give effect to adjustments that would be necessary should the Company not be able to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts different from those recorded in these consolidated financial statements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cryopak Industries Inc.(the "Company"), incorporated under the laws of British Columbia, is in the business of the manufacturing and sale of thermal packaging solutions. The Company produces a patented, flexible, re-usable refrigerant product.

The Company  prepares  its accounts in  accordance  with  accounting  principles
generally   accepted  in  Canada.  A  reconciliation  of  amounts  presented  in accordance with United States accounting principles is detailed in Note 18.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cryopak (International) Inc. (inactive), a Barbados corporation, Cryopak (Canada) Corporation and its wholly-owned subsidiary Cryopak Corporation, a Nevada corporation.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination or impairment of intangible asset ( deferred charges, goodwill and pre-opening costs). Financial results as determined by actual events could differ from those estimates

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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



Patent Licence


The patent licence is recorded at cost and is amortized on a straight-line basis over seventeen years.

Deferred Development Costs

The deferred development costs are recorded at cost and are amortized on a straight-line basis over ten years.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates pervailing when the asset was acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains and losses are included in the determination of loss for the year.

CRYOPAK  INDUSTRIES  INC.
Notes to Consolidated  Financial  Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

Revenue Recognition

Sales are recognized upon shipment of products.

3. INVENTORIES


                                                   1999                          1998

Raw material                                     $     5,348                    $
                                                                      -
Finished goods                                        15,260                           36,757
                                                 $    20,608                    $      36,757


4. TERM DEPOSIT

The term deposit is held by the Canadian Western Bank as security on lease financing for a machine acquired in 1998 (Note 10).




5. INVESTMENTS
                                                                         1999                          1998

Marketable  securities  - market  value at March  31,  1999 - $75
(1998 - $200)                                                           $    75                        $    100
Artwork                                                                       -                          25,342
                                                                        $    75                        $ 25,442

During the year the Comapny changed its intended use of the Artwork and decided to keep it as office furnishings. As a result the artwork has been reclassified to capital assets.

During the yeax the Company changed its intended use of the artwork and decided to keep it as office fin-nishings. As a result the artwork has been reclassified to capital assets.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)

6. CAPITAL ASSETS


                                                                         1999
                                                                         Accumulated               Net Book
                                                 Cost                    Depreciation              Value


Artwork                                          $    25,342             $         -               $    25,342
Computer Hardware                                     36,698                  27,478                     9,220
Computer Software                                      2,215                   1,084                     1,131
Furniture and Fixtures                                59,696                  56,907                     2,789
Motor Vehicle under Capital Lease                     40,594                  28,759                    11,835
Machinery under Capital Lease                        399,279                  39,928                   359,351
Machinery                                             18,445                   1,844                    16,601
Office Equipment                                       4,113                     730                     3,383
                                                 $   586,382             $   156,730               $   429,652

                                                                          1998
                                                                          Accumulated             Net Book
                                                 Cost                     Depreciation            Value


Computer Hardware                                $    45,852             $    34,168               $    11,684
Computer Software                                      2,544                   2,419                       125
Furniture and Fixtures                                80,967                  78,252                     2,715
Motor Vehicle under Capital Lease                     40,594                  23,686                    16,908
Machinery under Capital Lease                        383,943                       -                   383,943
Office Equipment                                       2,099                     529                     1,570

                                                 $   555,999             $   139,054               $   416,945

ADVANCE TO RELATED COMPANY

                                                        1999                    1998                    1997


Balance, beginning of year                              $   70,572              $   90,668              $  109,339
Interest charge for the year                                 4,696                   6,304                   7,729
Payments received                                          (26,400)                (26,400)                (26,400)

Advance to N.C.K. Holdings Inc.                         $   48,868              $   70,572              $   90,668


The related company, N.C.K. Holdings Inc., is owned by two directors. The advance is unsecured and is repayable in monthly installments of $2,200 including interest of 8% per annum. During the year the Company paid management fees of $220,000 (1998 - $220,000) and royalties of $26,261 (1998 - $26,289) to
N.C.K.  Holdings Inc.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)

8. INTANGIBLES


                                                          1999                  1998
                                                          Accumulated           Net Book              Net Book
                                    Cost                  Depreciation          Value                 Value

Incorporation Cost                  $     3,111           $         -           $     3,111           $     3,111
Deferred Development Costs              114,017                95,489                18,528                33,350
Patent Licence                          566,323               291,497               274,826               308,140
Goodwill                                156,155                80,377                75,778                84,964
                                    $   839,606           $   467,363           $   372,243           $   429,565

NOTE PAYABLE

                                                                                     1999                 1998

Note payable to a company related by two directors in common,  bearing  interest at the rate of 12% per annum, secured by a general security agreement on all the
Coinpany's assets, fully repaid during the year.                                    $        -           $  350,000


10. CAPITAL LEASE OBLIGATIONS

                                                                                     1999                  1998


Capital lease  obligation with interest at 10.25%,  maturing  November 1,
 1999                                                                              $    17,990           $    25,231
Capital lease  obligation with interest at 10.6%,  maturing July 20, 2002
(Note 4)                                                                               302,689               374,958
Capital lease obligation with interest at 17%, maturing October 20,
 2001                                                                                   12,922                     -
                                                                                       333,601               400,189
Less:  current portion                                                                  84,544                80,174
                                                                                   $   249,057           $   320,015

The future minimum lease payments required are as follows:

                             2000                        $  158,775
                             2001                           121,449
                             2002                           118,711
                             2003                            38,293
                             2004                                 -

Included in these amounts is imputed interest of $62,148.

                            CRYOPAK INDUSTRIES INC.
                   Notes to Consolidated Financial Statements
                            March 31, 1999 and 1998
                          (Stated in Canadian Dollars)

11. SHARE CAPITAL

Authorized
100,000,000             common shares without par value
100,000,000             Class A preferred shares without par value, of which
                        1,500 are designated Class A convertible, voting
                        preferred shares, Series I


The following changes occurred in share capital:

Common shares
Issued and outstanding
                                                                                1999
                                                                                Number of
                                                                                Shares                  Amount
Balance, beginning of year                                                      12,815,064              $7,362,318
Issued during the year
For cash, pursuant to the exercise of stock options                              1,173,700                 581,633
For cash, pursuant to private placements                                         3,057,777               1,710,000
For finder's fee                                                                    50,000                  37,500
For payment of dividend on Class A preferred
        Shares, Series 1                                                           159,199                  63,600
Share issue costs                                                                        -                 (72,600)
                                                                                 4,440,676               2,320,133

Balance, end of year                                                            17,255,740              $9,682,451

                                                                                1998
                                                                                Number of
                                                                                Shares                  Amount
Balance, beginning of year                                                      12,245,156              $7,078,428
Issued during the year
For cash, pursuant to the exercise of stock options                                243,000                 118,920
For cash, pursuant to private placements                                           250,000                 125,000
For payment of dividend on Class A preferred
        Shares, Series 1                                                            96,908                  47,970
                                                                                   589,908                 291,890
Acquired during the year                                                           (20,000)                 (8,000)
Balance, end of year                                                            12,815,064              $7,362,318


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)


11. Share Capital (Cont'd)

                                                                                1997
                                                                                Number of
                                                                                Shares                  Amount
Balance, beginning of year                                                      11,229,065              $6,699,998

Issued during the year
For cash, pursuant to the exercise of stock options                                647,255                 242,070
For cash, pursuant to the exercise of warrants                                     116,000                  34,800
For cash, pursuant to private placements                                           150,000                  45,000
For settlement of debt                                                             102,836                  56,560
                                                                                 1,016,091                 378,430

Balance, end of year                                                            12,245,156              $7,078,428


Class A preferred shares, Series I
                                                                                1999
                                                                                Number of
                                                                                Shares                  Amount
Balance, beginning and end of Year                                              530                     $  530,000


                                                                                1998
                                                                                Number of
                                                                                Shares                  Amount
Balance, beginning and end of year                                              530                     $  530,000


                                                                                1997
                                                                                Number of
                                                                                Shares                  Amount
Balance, beginning of year                                                      265                     $  265,000
issued during the year for cash                                                 265                        265,000
Balance, end of year                                                            530                     $  530,000


Each Class A preferred share Series I carries a 12%, cumulative dividend payable at $120 per share at the company's fiscal year end, in either cash or common shares at the option of the Company. Dividends in arrears at March 31, 1999 amounted to $64,039.

The Series I preferred shares are convertible into common shares at the rate of one common share for each $3 of paid up capital or the rate provided below:

     (i) $2.00 at any time after December 3 1, 1998, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 31, 1997.

CRYOPAK  INDUSTRIES  INC.
Notes to  Consolidated  Financial
Statements March 31, 1999 and 1998
(Stated in Canadian Dollars)

11. Share Capital (Cont'd)

     (ii) at any time after December 1, 1999, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 1, 1997 or $1.99 after December 31, 1998, at a; common share price equal to that price which represents a 15% discount to the then Current Trading Price, which common share price in no event shall be less than $0.95;

But if not so converted prior to May 12, 2000, such Series I preferred shares shall be deemed to have been converted on May 12, 2000 at the applicable conversion price described above. The Current Trading Price means the average trading price of the common shares on a recognized public stock exchange for the preceding 20 business days.

On March 31, 1999, the following stock options were outstanding:

                                               No. of Shares           Exercise Price          Expiry Date
Directors                                       170,000                 $0.50                   June 13, 1999
                                                390,000                  0.52                   August 17, 2000
                                                343,000                  0.50                   January 7, 2001
                                                 75,000                  0.52                   June 19, 1999
                                                100,000                  0.50                   September 2, 1999
                                                150,000                  0.50                   September 2, 1999
Officer                                         100,000                  0.40                   June 26, 2000
                                                136,300                  0.82                   August 17, 2000
Employee                                         20,000                  0.52                   June 16, 1999
                                                100,000                  0.82                   February 11, 2001
                                               *750,000                  0.76                   March 19, 2004

     * These options will vest at a rate of 50,000 at the end of each calendar quarter commencing March 31, 1999 and are subject to shareholder approval.

On March 31, 1999, the following share purchase warrants were outstanding:

No. of Warrants         Exercise Price          Expiry Date
250,000                 $0.60                   August 18, 1999
250,000                 0.46                    April 29, 2000
225,000                 0.46                    May 13, 2000
135,000                 0.46                    May 29, 2000
265,000                 0.46                    June 3, 2000
125,000                 0.46                    June 17, 2000
119,608                 0.46                    March 20, 2000
1,369,608


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)

11. Share Capital (Cont'd)

Share purchase warrant transactions for the respective years were as follows:

                                                                                No. of Warrants
Balance, August 31, 1996                                                          116,000
Warrants exercised during the year at $0.30 per share                            (116,000)
Balance, August 31, 1997                                                             -
Issued pursuant to a private placement of common shares
        exercisable at $0.60 per share                                            250,000
Balance, August 31, 1998                                                          250,000
Issued pursuant to a loan guarantee exercisable at $0.40 - $0.46
        per share                                                                 119,608
Issued pursuant to a private placement of common shares
        exercisable at $0.40 - $0.46 per share                                  1,000,000
Balance, August 31, 1999                                                        1,369,608


12. INCOME TAXES

The Company has estimated losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:

2000    $   296,801
2001      1,089,726
2002        658,014
2003        710,475
2004        599,008
2005        649,840
2006        882,657


13. LEASES

The minimum annual rental commitments for operating leases in effect at March 31, 1999 are as follows:

2000    47,790
2001    27,456
2002    1,627


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)

14. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

     (a) Professional fees include $22,200 paid to a company owned by a director of the Company.

     (b)  As of March 31,  1999,  accounts  receivable  include  $28,316  (1998:
          $7,658) receivable from N.C.K. Holdings Inc., a company owned by two directors, and $3,278 (1998: $7,658) receivable from Fulcrum Developments Ltd., a company related by two directors in common.

15. SUBSEQUENT EVENTS

The following share transactions took place subsequent to the year end:

     (a) Issued 72,000 units for gross proceeds of $54,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at $1.00 on or before May 4, 2001.

     (b) Issued 125,000 units to a director of the Company for gross proceeds of $97,000. The Company provided an interest-free loan, forgivable under certain conditions, for the purchase of these units. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.776 on or before September 20,1999.

     (c) Granted 290,000 stock options to directors and officers of the Company, exercisable on or before April 21, 2001 at $0.86 per share.

     (d) Issued 326,300 common shares for gross proceeds of $175,166 pursuant to the exercise of stock options.

16. CONTRACTUAL OBLIGATIONS

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc., as part of the consideration for a license, the Company has made a commitment to issue up to 3,000,000 common shares of its capital (the "performance shares") based upon certain performance criteria.

CRYOPAK  INDUSTRIES  INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)

17. CONTINGENT LIABILITIES

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems fi4lure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

18. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). In addition the Company provides supplementary description of significant differences between Canadian GAAP and those in the United States ("U.S. GAAP") as follows:

     (a) Under U.S. GAAP development costs are expensed as incurred. Under Canadian GAAP development costs subject to certain criteria are deferred and amortized.

     (b) Under U.S. GAAP, non-cash items such as liabilities, dividends and finder's fee paid by issue of company shares are excluded from. the statement of changes in financial position. Under Canadian GAAP, the gross amount of non-cash items are included in the respective operating, investing, or financing activities as applicable.

     (c) The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issues to Employees" (APB25) in accounting for its stock options. Under APB25, because the exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense has been recognized.

     (d) Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options and warrants granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option and warrant granted.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)

18.     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Cont'd)

The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:

                                                                        Year Ended March 31
                                                                1999            1998            1997
                                                                ----            ----            ----
Loss for the year, Canadian GAAP                                $(  912,068)    $(   638,553)   $(  675,133)
Amortization of deferred development costs                           14,822           14,822         14,822
Adjustment for stock based compensation -
        non employees                                            (  574,868)     (   123,226)    (  190,351)
                                                                 (1,472,114)     (   746,957)    (  850,662)
Loss per share, U.S. GAAP                                       $(     0.10)    $(      0.06)   $(     0.07)


Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation" (SFAI 23), which also requires that the information be determined as if the Company has accounted for its employee stock options granted in fiscal periods beginning subsequent to December 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for the years ended March 31, 1999, 1998 and 1997, respectively: risk free interest rates of 5.2%, 5.8% and 6.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.23; and a weighted average expected life of the options of four, one and .65 years.

The Black Scholes options valuation model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because of the Company's employee stock options have characteristics significantly different from those of traded options, and because, changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                                Year ended March 31
                                                        1999            1998            1997
                                                        ----            ----            ----
Pro forma loss, U.S. GAAP                               $( 1,785,577)   $( 784,485)     $(875,991)
Pro forma loss per share, U.S. GAAP                     $(      0.12)   $(    0.06)     $(   0.07)


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)

18.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Cont'd)

The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:

                                                             Year Ended March 31
                                                        1999                    1998
                                                        ----                    ----
Assets                                                  $  2,018,172            $   1,330,947
Share Capital                                             10,257,319                7,485,544
Deficit                                                   (9,400,181)              (7,987,693)


The impact of significant variations to U.S. GAAP on the Consolidated Statements of Changes in Financial Position items are as follows:

                                                                 Year Ended March 31
                                                        1999            1998            1997
                                                        ----            ----            ----
Cash used in operating activities
  - Canadian and US GAAP                                $( 1,173,954)   $( 463,242)     $(669,363)
Cash provided by financing activities
  - Canadian GAAP                                          1,839,945       954,233        637,624
Issue of shares                                             (101,000)      (47,970)       (56,560)
Liabilities settled by issue of company shares                  -               -          56,560
Dividends paid by issue of company' shares                    63,600        47,970             -
Finders fee paid by issue of common shares                     37,500            -              -
Cash provided by financing activities
  - US GAAP                                                1,839,945       954,233        637,624
Cash used in investing activities
  - Canadian GAAP and US GAAP                           $    (29,109)   $ (486,740)     $  (2,140)


CRYOPAK INDUSTRIES INC. ~
Consolidated Schedules of Operating Expenses
Year Ended March 31
(Stated in Canadian Dollars)

                                                                      Schedule 1

                                                        1999                    1998            1997
                                                        ----                    ----            ----
Bad debts                                               $       53,529          $      29,125   $       7,245
Commissions                                                      4,144                    520             884
Corporate printing, financial and public relations             117,043                 85,181         138,150
Depreciation and amortization                                   72,958                 77,783          79,564
Foreign exchange                                                20,640                 10,876           1,355
Interest and bank charges                                       41,746                 15,301          16,549
Interest on capital lease obligation                            38,912                  2,595           3,434
Management fees                                                220,000                220,000         220,000
Marketing                                                      201,347                 57,944          87,337
Office supplies and stationery                                  80,250                 68,798          58,197
Professional fees                                               98,867                 56,291          74,399
Rent                                                            53,915                 52,861          52,459
Royalties                                                       53,328                 51,258          44,903
Salaries and benefits                                          151,146                126,769         117,960
Storage                                                          4,507                 10,459           9,899
Telephone                                                       37,790                 41,994          50,748
Travel and entertainment                                       180,770                 97,769         155,138
Vehicle                                                         17,564                 18,032          12,602

                                                        $    1,448,456          $   1,023,556   $   1,130,823

CRYOPAK INDUSTRIES INC.
Consolidated Schedule of Allowance for Uncollectible Accounts
Year Ended March 31
(Stated in Canadian Dollars)

                                                                      Schedule 2

Balance, March 31, 1996                                                 $       56,026
Accounts receivable written off during the year                                 37,836
Additional allowance provided                                                    6,720
Balance, March 31, 1997                                                         24,910
Accounts receivable written off during the year                                (24,910)
Additional allowance provided                                                   21,155
Balance March 31, 1998                                                          21,155
Additional allowance provided                                                   53,529

Balance, March 31, 1999                                                 $       74,684


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

Item 19. Financial Statements and Exhibits

                                  EXHIBIT INDEX

          Exhibit 1                         Private Placement Memorandum*

          Exhibit 3
                Exhibit 3.1                 Articles of Incorporation -
                                                Cryopak Industries Inc.*

                Exhibit 3.2                 Articles of Amendment*

                Exhibit 3.3                 Articles of Incorporation -
                                                B.C., Ltd.*

                Exhibit 3.4                 Articles of Incorporation -
                                                Consort Energy Corp.*

          Exhibit 10
                Exhibit 10.1                Consulting Agreement*
                Exhibit 10.2                Client Agreement*
                Exhibit 10.3                Lease Agreement*

          Exhibit 23
                Exhibit 23.1                Consent of Independent Auditor

          Exhibit 27                           Financial Data Schedule

          Exhibit 99
                Exhibit 99.1                Patent*
                Exhibit 99.2                Certificate of Name Change*


*Indicates previously filed exhibit

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         CRYOPAK INDUSTRIES INC.



                                                               /s/ Harry Bygdnes
                                                               -----------------
                                                        Harry Bygdnes, President


     This offering statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Harry Bygdnes                                               1-18-00
-----------------                                               -------
Harry Bygdnes, Director                                         Date

/s/ Robert Leigh Jeffs                                          1-18-00
----------------------                                          -------
Robert Leigh Jeffs, Director                                    Date

/s/ Douglas R. Reid                                             1-18-00
-------------------                                             -------
Douglas R. Reid, Director                                       Date

/s/ Ross G. Morrison                                            1-18-00
--------------------                                            -------
Ross G. Morrison, Director                                      Date

/s/ John F. Morgan                                              1-18-00
------------------                                              -------
John F. Morgan, Director                                        Date

/s/ John A. McEwen                                              1-18-00
------------------                                              -------
John A. McEwen, Director                                        Date