Form 20-F/A
period 1999-12-31
CRYOPAK INDUSTRIES INC
filed 2000-03-24
CIK 915386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                               SECOND AMENDMENT TO
                                    FORM 20-F


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

ITEM 1. DESCRIPTION OF BUSINESS

Cryopak Industries Inc.
-----------------------

Overview of Business
--------------------


     Cryopak Industries Inc. ("Cryopak", the "Company") is in the business of manufacturing and selling thermal packaging solutions. The Company's Cryomat product is a patented, flexible, re-useable refrigerant product, which is sold as a standalone product or as part of a system (both corrugated and styrofoam). This product is typically an ice replacement. Cryomat is primarily shipped directly to the customers in response to purchase orders. The principal markets are seafood shipping, medical wraps and general thermal packaging. Over the last five years, the Company has experienced low but stable sales, largely to the seafood industry, and has suffered recurring losses from operations. The Company has focused on identifying key markets where the opportunity for significant sales volumes may exist or be created and has established certain key relationships with several groups that provide broader North American distribution. Cryopak's current major focus is on the food service and catering applications for the major airlines in Canada and the United States and the pharmaceutical industry. The Company has purchased a machine that Northland Ice-Gel Products Inc. operates which is located in Vancouver, British Columbia.


     The Company relies upon the protection offered by certain patents and trademarks. The patents are expected to be in effect until 2008. The right to exploit the patents has been licensed to the Company for an indefinite term, and is critical to Cryopak's business. A gross royalty is payable to the licensor.

Company History
---------------

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

     This acquisition had required a Cdn$2,000,000 financing package and Cryopak had entered into an agreement with Discovery Capital Corporation of Vancouver to arrange this financing via a venture capital corporation, Cryopak Industries
(VCC) Inc., ("VCC"). An Investment Agreement was entered into between the Company and VCC on March 13, 1995, which was approved by the provincial government and the Canadian Stock Exchange. The Investment Agreement allowed a 120 day period for fund raising and contemplated five initial closings of Cdn$100,000 each. Initially, VCC invested $500,000 in common shares of the Company at prices escalating with each $100,000 raised, starting at Cdn$0.40 per share and going up to Cdn$0.50, Cdn$0.60, Cdn$0.70 and finally Cdn$0.80 per share. Each share was accompanied by a non-transferable warrant exercisable at $0.10 per share premium to the purchase prices and expiring one year from the issuance date. VCC has 105 shareholders with all being Canadian except for one being European. The Investment Agreement also provided that VCC would invest in Cryopak's Class A Preferred Shares at an offering price of $1,000 per share. Douglas Reid, a member of the Board of Directors of the Company, is the President of VCC and abstained from voting when the board voted to accept this Investment Agreement. Of the

Cdn$2,000,000, $1,100,000 was received and the financing was closed on February 25, 1997. After the proposed acquisition was abandoned, the funds from this financing were designated for the construction of manufacturing facilities for Cryopak products and to finance marketing programs. Shareholders own VCC.

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

     During the fiscal year ended March 31, 1997, the Company focused on growth in the pharmaceuticals, seafood, meat and poultry and airline and hotel catering industries. Cryopak devoted much of its energies during this time to providing test data in each of these industries which compared Cryopak and its products to existing refrigerants and conducted onground and inflight testing with several airlines. The Company also sold small amounts of product to companies in Brazil, Chile, Taiwan and Israel during this year. Cryopak Industries also supplies its refrigerant product to Freshnex. Freshnex sells its commodities to consumers directly through the Internet. Freshnex is a customer of Cryopak Industries and there are no agreements between them. Information regarding Freshnex is available through the Internet to connect commercial producers and suppliers to retail suppliers by ensuring Freshnex's commodities are delivered within 24 hours by Federal Express in specially designed packages using Cryomat.


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

     On August 13, 1997, the Company commenced a placement of 250,000 shares at Cdn$0.50 per share for a total of Cdn$125,000, plus warrants for up to 250,000 additional shares at Cdn$0.60 per share exercisable for up to two years. The proceeds from this offering, which was approved by the Canadian Stock Exchange, were used to reduce payables and for working capital. The offering was sold to two investors: a Canadian individual and a Canadian corporation and was closed on August 25, 1997 with all shares sold.

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

     On March 27, 1998, the Company agreed to pay a bonus to David Patriquin, the guarantor on the Company's US$167,285 equipment lease on a Model L-18 Pouch Machine. Part of the bonus was paid in cash at 1% per month (Cdn$2,392) over a maximum of 10 months, ceasing immediately if the guarantor was released during the 10 month period. The remainder was paid in 119,608 non-transferable common stock warrants, all issued, exercisable for two years at Cdn$0.40 in the first year and Cdn$0.46 in the second year. The Canadian Stock Exchange approved this transaction.


     The Company entered into an agreement whereby a machine was purchased and placed in the manufacturing facility of Northland Ice-Gel Inc. Manufacturing, with this machine, began during the fiscal year ended March 31, 1999. This facility manufactures product to be delivered to the United States, Canada and the Pacific Rim. Sugar Foods produced the product from April, 1987 until April, 1999 under a contractual arrangement. Prior to negotiations to purchase Northland Ice-Gel, Cryopak lease-purchased the machine to manufacture Cryopak's patented ice blanket. Northland Ice-Gel operates the machinery for Cryopak. This replaces entirely the manufacturing previously conducted by Sugar Foods.

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

     On April 22, 1999 Ross G. Morrison was elected to the Company's Board of Directors. The board is now comprised of 6 members: Harry Bygdnes, Robert Leigh Jeffs, Douglas Reid, John McEwen, John Morgan, and Ross Morrison

Products
--------

     Cryopak markets Cryomat(TM), a refrigerant product that maintains a temperature range of 32-46 degrees Fahrenheit for longer than conventional cooling products such as ice, dry ice and gel packs. The product keeps foods fresh and cold without freezing, unpleasant odor or watery mess. Cryopak can be handled without risk of burning skin and does not produce carbon dioxide. Cryomat(TM) was tested and independently evaluated for over twelve months by the North American airline and food catering industry (eg. Northwest Airlines, Dobbs Catering, and LSG Sky Chefs) and the results of these tests showed that it possesses superior temperature control capabilities over competing products, while meeting or exceeding the HACCP requirements established by the FDA.


     The Company has conducted tests comparing the effects of its products with dry ice and gel packs. The Company's product, Cryopak, was shown to maintain a temperature within a prescribed range of temperatures for a longer period of time as per graphs included in exhibits, an attribute which is not generally available with competing products. Additionally, Cryopak doesn't have the disadvantage of dry ice which produces carbon dioxide during the sublimation process thereby displaces oxygen in enclosed environments such as aircrafts. Gel packs do not provide flexibility and/or coverage of cold for area coverage for consistent temperature. In the case of ice and dry-ice product, form is the key to performance criteria; i.e., ice melts so the liquid causes problems in airplanes and dry-ice sublimates to CO2 causing issues in air quality. Cryopak's form and flexibility can be key to performance. Copies of several studies which verify these results are attached hereto as Exhibits 99.3 through 99.8. These include (i) an outline of considerations in the physics of heat transfer; (ii) a study from U.B.C. which clearly shows that Cryopak out performs gel paks in keeping the subject matter at a lower temperature; (iii) a study by Inchcape that proves that the "blanket" effect of Cryopak allows it to outperform gels on a pound for pound basis; (iv) a study completed by Abbott Laboratories which clearly outlines Cryopak's superiority in pharmaceutical shipping, which was a "blind" test at the client's request; (v) a test completed for SB which demonstrates Cryopak's superiority to dry ice in that it can deliver the requested temperature range without risk; and (vi) results of tests completed with Northwest Airlines to demonstrate the product's superiority for airline applications. In all situations the transfer of heat from the subject to the Cryopak is key in that the blanket effect withdraws more heat and delivers a cooler or colder product.

     The Company also has four graphs which support its findings. These graphs are too detailed to be included in the electronic version of this Form 20-F, but have been submitted in paper format to the Securities and Exchange Commission. A description of the contents of each graph is provided below.

     (1) Cryomat and Gel Pak Comparison Test. Tested on 4.2 pounds of coolant in a standard pharmaceutical styrofoam box (outer dimensions 19-1/4 in. x 9-3/4 in. x 11 in.). The vertical axis represents the temperature in degrees centigrade
(C) and increases at 10 degree intervals from -10 to 50. The horizonal axis shows the time in hours for a period of 34 hours, starting at 21:42 and marking off every hour until 7:30 (the first three hours end at the 42 minute mark, then the graph switches to the 30 minute mark).

     The Ambient temperature line starts at 30 degrees C and remains at or slightly above this temperature until the 13:30 mark, at which time it rises sharply to approximately 4/5 of the way between 30 and 40 degrees C. The line hovers near constantly at this mark until just before 19:30, at which time it jumps up sharply again, this time to approximately 2/3 of the way between 40 and 50 degrees C. The line slopes down sharply, arriving at just above 30 degrees C just before 23:30 and remaining there for the duration of the test.

     The three gel-pak lines all follow approximately the same route. Each starts approximately half-way between 0 and 10 degrees C and slopes upward, reaching 10 degrees C at 2:30. The lines then slope more gently, reaching a point approximately 1/4 of the way between 10 and 20 degrees C at 13:30. The slope then becomes slightly steeper, arching just above 20 degrees C at 21:30 and then sloping downward again. Two of the three lines taper off at about 3/4 of the way between 10 and 20 degrees C at 1:30, where they remain for the duration of the test. The third line does not rise up quite as high at the 21:30 mark and then slopes down further - reaching a point about 3/5 of the way between 10 and 20 degrees C at 0:30 and remaining at that point for the duration of the test.

     The three Cryomat lines also follow approximately the same route and start about half-way between 0 and 10 degrees C. The three lines drop down sharply, reaching a point approximately 3/4 of the way between -10 and 0 degrees C at 23:42 and then rising gradually, hitting 0 degrees C at 4:30 and reaching a point half-way between 0 and 10 degeres C at 15:30. At this point, two of the lines continue to rise gradually, reaching 10 degrees C at 21:30 and then continuing up slightly more quickly to reach 20 degrees C at a point approximately half-way between 2:30 and 3:30 before ending up approximately 1/3 of the way between 20 and 30 degrees C at the end of the test. The third line rises slightly more quickly, reaching 10 degrees C at approximately 20:30 and 20 degrees C at approximately 1:30 before ending up about half-way between 20 and 30 degrees at the end of the test.

     (2) Cryomat v. Gel Paks Test in Polyfoam 38-I styrofoam box. Test was done using a test mass of 5 packs diagnostic slides in a box with inner dimensions of 10-3/4 inches by 7-1/2 inches by 10-1/2 inches. The vertical axis of the graph represents the temperature in degrees Celsius (C) and increases in five degree intervals from -5 to 50 degrees C. The horizontal axis portrays the time in 1 hour intervals for a period of 45 hours, starting at 12:50 and marking off 50 past each hour through 23:50, when it switches to thirty past the hour.

     The ambient temperature line wavers at slightly above 30 degrees C until the first 6:30 mark, at which time it jumps up to just under 40 degrees C, then jumps up again to about half-way between 45 and 50 degrees C at the 12:30 mark. The line drops sharply down to just above 30 degrees C at the 13:30 mark and stays about 1/4 of the way between 30 and 35 degrees C until the second 5:30 mark at which time it jumps up to almost half-way between 30 and 35 degrees C, remaining there for the duration of the test.

     There are four lines representing gel pak probes. The first one starts about half-way between -5 and 0 degrees C, immediately drops down to just above -5 degrees C, then slowly rises, reaching 0 degrees C at a point between 14:50 and 15:50, 5 degrees C at about 7:30 and a point between 5 and 10 degrees C at the second 0:30 mark, where it begins to rise more rapidly, ending up just above 15 degrees C at the end of the test at 9:30. The second line starts just above 0 degrees C and immediately drops down to 0 C, then slopes upward, reaching 5 degrees C at about 18:50 and 10 degrees C at about 13:30. This line then proceeds to rise up a little over 10 degrees C at 14;30 and then drops down just below that temperature until the second 0:30 mark, where it hits 10 degrees C again and begins to rise more sharply, ending up just under 15 degrees C at the end of the test. The third gel pak line begins at 5 degrees C, drops down to just below this line, and then begins to climb, hitting 10 degrees C at about 20:50, tapering off about 1/5 of the way between 10 and 15 degrees C from about 22:50 to 6:30 and then rising up to just above 15 degrees C at 14:30. At this point the line slopes down sharply, reaching a low of about halfway between 10 and 15 degrees C at about 20:30 before rsing up again, ending up about 1/3 of the way between 15 and 20 degrees C at the end of the test. The fourth and final gel pak line begins at 15 degrees C, drops down immediately to about 1/3 of the way between 10 and 15 degrees C, then rises up to about 1/3 of the way between 15 and 20 degrees C at about 19:50. The line slopes up very gradually to about halfway between 15 and 20 degrees C at 6:30 and then climbs sharply, hitting 20 degrees C at just after the 6:30 mark. The line holds steady at about 1/3 of the way between 20 and 25 degrees C from about 8:30 to about 12:30, at which point it rises ups sharply, hitting just over 25 degrees C at about 14:30 and then dropping back down, reaching 20 degrees C again at about 16:30 and about 4/5 of the way between 15 and 20 degrees C at 20:30. The line starts to climb upward again at this point, reaching 20 degrees again at 22:30 and ending up at 25 degrees C at the end of the test.

     The three Cryomat probe lines all follow approximately the same route. They start at 5 degrees C and drop down, hitting a point half-way between -5 and 0 degrees C at about 14:50. They then rise slowly, hitting 0 degrees C at about 22:50, where they remain constant until about 8:30. The lines then rise gently and start to separate, with the first line reaching five degrees C at 23:30, the second at about 0:30 and the third at just past 1:30. The lines reach 10 degrees C at 3:30, 4:30, and 5:30 respectively, and all end up just above 15 degrees C at the conclusion of the test.

     (3) Test of 12 in. by 12 in. by 12 in. styromold box comparing 7 pounds of Cryomat with 6 pounds of Gelpaks. Each box contained 21 pounds of mixed vials in corrugated boxes (20 ml to 500 ml). The vertical axis represents the temperature in degrees Celsius (C) at ten degree intervals from 0 to 30 degrees. The horizontal axis shows the time in hours at two hour intervals for a total of approximately 66 hours, starting at 14:20, and at 20 past the hour until 22:20, after which it switches to on the hour. The ambient line starts approximately 1/5 of the way between 20 and 30 degrees C and drops down, reaching 20 degrees C at just after 0:00 and ending up slightly below 20 degrees C at 10:00. For the duration of the test, it hovers at about the 20 degree mark.

     There are three Gel pak probe lines. The first one starts just above the 10 degrees C mark, drops down to just below that mark at about 18:20 and remains at that temperature until about the 18:00 mark, at which time it slowly rises, reaching 10 degrees C again at the 6:00 mark and then rising more quickly, ending up about halfway between 10 and 20 degrees C at the end of the test. The second line starts about 5/6 of the way between the 0 and 10 degree marks and stays there constantly until the second 0:00 mark, at which point it starts rising, hitting 10 degrees C at the second 12:00 mark and ending up 2/5 of the way between 10 and 20 degrees C. The third probe line starts out 4/5 of the way between

0 and 10 degrees C and remains there until the second 0:00 mark, at which point it begins to rise, reaching 10 degrees C at just past the second 16:00 mark and ending up about 1/3 of the way between 10 and 20 degrees C.

     The three Cryopak lines run almost together. The first two start at the 10 degree mark and drop down gradually, reaching a low point that is approximately 1/10 of the way between the 0 and 10 degree C marks at the first 8:00 time mark. They then slope upwards and start to separate, with the first one reaching 10 degrees C at about the second 18:00 mark and ending the test about 1/3 of the way between 10 and 20 degrees C and the second reaching 10 degrees C at about the second 22:00 mark and ending up about 1/4 of the way between 10 and 20 degrees C. The third probe line starts about halfway between 0 and 10 degrees C, drops down to a low just above 0 degrees C at the first 0:00 mark and then rises upward to join the higher of the two other lines, reaching 10 degrees C at about the second 18:00 mark and ending the test about 1/3 of the way between 10 and 20 degrees C.

     (4) Comparison of Cryopak (11 lbs.) with Gelpaks (17 lbs.) in an endurotherm insulated container. Two corrugated boxes each containing 21-20 ml bottles of water were single wrapped with 1/8 in. ethafoam and placed in each E90 container. Temperature probes were placed in one bottle in liquid, one in center and one at the side. The vertical axis of the graph shows the temperature in degrees Celsius (C) starting at -2 degrees C and then proceeding in five degree intervals up to a high of 23 degrees C. The horizontal axis represents the time in six hour intervals starting at 3:00PM and ending at 3:00AM 132 hours later. The ambient starts about 4/5 of the way between 18 and 23 degrees C, drops down to about 1/5 of the way between those two temperatures at the first 3:00 am mark, then back up to 4/5 of the way between 18 and 23 C at the second 3:00 pm mark and repeats approximately this pattern for the duration of the test.

     There are two lines representing gelpak probes. One of them starts 3/5 of the way between 3 and 8 degrees C where it remains constant and the second starts 4/5 of the way between these two temperatures and drops down. The two lines meet at the first 9:00 am mark at a point 3/5 of the way between 3 and 8 degrees C. Both lines stay at this temperature until about the third 3:00 pm mark, where they begin to rise, reaching 8 degrees C at just before the fourth 3:00 pm mark and 13 degrees C at the sixth 3:00 am mark and ending up halfway between 13 and 18 degrees C.

     There are also two lines for Cryopak probes. Both start slightly above the 8 degree mark and drop sharply, with one reaching 3/5 of the way between -2 and 3 degrees C at the first 3:00 am mark and the second hitting a point 2/5 of the way between -2 and 3 degrees C at that time. Both lines remain constant for a significant amount of time. The line that represents the slightly warmer probe starts to rise at the third 3:00 pm mark, reaching 3 degrees C at the fifth 9:00 pm mark and ending the test slightly above the 8 degree C mark. The second line stays constant longer, starting to rise at the fourth 3:00 pm mark, reaching 3 degrees C at the last 9:00 am mark and ending up just under the 8 degree C mark.


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

Cryopak (Canada) Corporation
----------------------------

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

Cryopak (International) Inc.
----------------------------

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

ITEM 2. DESCRIPTION OF PROPERTY


     Cryopak's principal executive offices are located at 1120-625 Howe Street, Vancouver, British Columbia, Canada V6C2T6. Cryopak leases office space for its corporate headquarters totaling 2,039 square feet at a rate of Cdn$2,378.83 per month. The current lease expires on October 31, 2000. The Company is reaching maximum office capacity and will likely be seeking additional space prior to the expiry of the existing lease. The Company is finalizing a purchase of Northland Ice-Gel Inc./Northland Custom Packaging Inc. manufacturers of gel packs and related products. The Company's manufacturing activities are currently carried out in that manufacturer's facility under the control of the Company. In addition, the Company contracts with that company to provide supervision and labor in the manufacturing activities. There is no written agreement between Cryopak and Northland Ice-Gel, Inc./Northland Custom Packaging Inc. pertaining to the use of Northland's property and its manufacture of our product. There is a Letter of Intent for the proposed acquisition of Northland. This provides adequate additional office space, product testing facilities, and allow complete monitoring and direct control of all manufacturing and production functions. The additional space acquired would be 10,000 square feet.


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

(1)                        (2)                                (3)                                (4)
                           Name and address of                Amount and Nature                  Percent of
Title of Class             beneficial owner                   Of Beneficial Ownership            Class
--------------             ----------------                   -----------------------            -----

Common Shares              Exceptional Technologies Funds 3   977,777                            5.7%
                           1199 West Hastings St., 5th Fl


Common Shares              Cryopak Industries (VCC) Inc.      1,043,722                          6.0%

Common Shares              Directors/Officers                 1,461,241                          8.5%
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


         Fiscal Quarter                     High (Cdn$)                Low (Cdn$)
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

ITEM 8. SELECTED FINANCIAL DATA (STATED IN CANADIAN DOLLARS)



                                    Year             Year              Year             Year            Year
                                    Ended            Ended             Ended            Ended           Ended
                                    March 31,        March 31,         March 31,        March 31,       March31,
                                    1999             1998              1997             1996            1995
Net Sales or Operating Revenues     $1,295,159       $1,161,442        $1,140,242       $965,912        $1,053,456
Income (Loss) from Continuing
 Operations                         (  912,068)      (  638,553)       (  675,133)      (912,390)       (  799,428)
Income (Loss) from Continuing
 Operations per common share        (     0.06)      (     0.05)       (     0.06)      (   0.09)       (     0.09)
Total Assets                         2,036,700        1,364,297           892,598        969,860           789,332
Long-Term Obligations and
 Redeemable Preferred Stock

     Capital Leases                    249,057          320,015                 0              0                 0
     Redeemable Preferred Stock              0                0                 0              0                 0
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

     The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:

                                                              Year Ended March 31

                                               1999              1998       1997         1996           1995
                                               ----               ----      ----         ----           -----
Loss for the year, Canadian GAAP               $(  912,068)    $(638,553)   $(675,133)   $(912,390)     $(799,428)

Amortization of deferred development costs          14,822        14,822       14,822       14,822         14,822
Adjustment for stock based compensation -
   Non employees                                (  574,868)     (123,226)    (190,351)     (50,573)        (9,788)
                                                ---------      ----------    ---------     --------        -------

Loss for the year, U.S. GAAP                    (1,472,114)     (746,957)    (850,662)    (948,141)      (794,394)
                                                ------------    ---------    ---------     --------      --------

Loss per share, U.S. GAAP                      $(     0.10)    $(   0.06)   $(   0.07)   $   (0.09)     $   (0.09)
                                                ------------    ---------   ----------   ----------     ----------

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

     Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                              Year Ended March 31

                                                   1999                1998               1997
                                                   ----                ----               ----

Pro forma loss, U.S. GAAP                          $( 1,785,577)       $(    784,485)     $(    875,991)
Pro forma loss per share, U.S. GAAP                $(      0.12)       $(       0.06)     $(       0.07)
                                                   -------------        --------------      --------------


The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:

                                                              Year Ended March 31

                                                   1999                1998
                                                   ----                ----
Assets                                             $   2,018,172       $  1,330,947
Share Capital                                         10,257,319          7,485,544
Deficit                                             (  9,400,181)        (7,987,693)

     As of September 13, 1999, the exchange rate between the United States and Canada was US$1.00 per Cdn$1.4703. Over the Company's past five fiscal years, the exchange rate per US$1.00 has varied as follows:

                           Rate at          Average           Low               High
Fiscal Year Ended          Year End         Rate              Rate              Rate
-----------------          --------         ----              ----              ----
March 31, 1999             $1.5092          $1.5033           $1.4173           $1.5765
March 31, 1998             $1.4166          $1.4023           $1.3669           $1.4639
March 31, 1997             $1.3843          $1.3609           $1.3306           $1.3843
March 31, 1996             $1.3632          $1.3629           $1.3282           $1.3987
March 31, 1995             $1.3990          $1.3824           $1.3408           $1.4235


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

General Overview
----------------

     The Company's business is the manufacturing and sale of thermal packaging solutions. The Company's Cryomat product is a patented, flexible, re-usable refrigerant product, which is sold as a stand-alone product or as part of a system (both corrugated and Styrofoam). This product is typically an ice replacement and is shipped directly to the customer in response to purchase orders. The principal markets were in the transportation of seafood, medical wraps, and general thermal packaging. Over the last five years, the Company has experienced low but stable sales, largely to the seafood industry and medical wraps. It has suffered recurring losses from operations. The Company has focused on identifying key markets where the opportunity for significant sales volumes may exist or be created and has established certain key relationships with several groups that provide broader North American distribution. Currently, the Company has targeted the pharmaceutical industry, particularly in the transportation of temperature-sensitive biologicals and pharmaceuticals.


Results of Operations
---------------------


     The table below sets out key components of the Company's operating statements, both numerically and as a percentage of sales, for the last three years.

                                    1999                      1998                           1997
                                    ----                      ----                           ----
Sales                      100%      $1,295,159        100%    $1,161,442        100%         $1,140,242
Cost of sales               57%         746,285         66%       763,018         59%            675,706
Gross Profit                43%         548,874         34%       398,424         41%            464,536
Selling and                113%       1,460,942         89%     1,036,977        100%          1,139,669
 administrative costs
Net loss                    70%         912,068         55%       638,553         59%            675,113

     Sales have been relatively stable over the last three years, showing only marginal increases of 11.5% in 1999, 1.8% in 1998, and 18.0% in 1997. Over the prior year, the Company has been seeking out markets capable of producing large sales volumes with high gross margins.

Cost of Sales and Gross Margins
-------------------------------

     The Company's cost of sales was 57% in 1999, 66% in 1998, and 59% in 1997. The cost of sales as a percentage of sales has been relatively stable, generally approximately 57%.

     In 1998, the cost of sales was 66%. In order to encourage sales to the Asian and Australian/New Zealand markets, the Company reduced its selling price temporarily. This resulted in an increase in cost of sales as a percentage of sales. Sales efforts to those regions have ceased because of the weakened currencies there. Sales efforts will resume when more favorable exchange rates occur.

     By acquiring its own equipment and exercising greater control over the manufacturing process, the Company has reduced its cost of production. The
Company expects higher gross margins and correspondingly lower costs of manufacturing in future years.

Selling and Administrative Costs
--------------------------------

     The Company's selling and administrative costs were 113% in 1999, 89% in 1998, and 100% in 1997. The costs were high relative to sales. These costs were related to:

          1.   the Company's marketing and financing activities;
          2. identifying prospective target industry groups such as the transportation of fresh food and produce, airline in-flight services, and pharmaceutical industry requiring specific thermal packaging solutions;
          3. assisting prospective customers in product testing and developing implementation strategies; and
          4. developing and designing of thermal packaging solutions to meet prospective customer needs.

     The  Company  is  faced  with a sales  cycle  of up to  2-1/2  to 3  years.
Accordingly, the Company must spend considerable amounts of money on its marketing efforts before realizing significant sales. The result in 1999 and prior years has been a large investment in its marketing program and a corresponding requirement to finance such costs through the equity markets. The Company anticipates that sales will increase in 2001 for the following reasons:

     1. Wyeth-Ayerst has approved Cryopak as a key component of their packaging for all temperature-sensitive products.

     2. The sales cycle with other pharmaceutical companies is moving through the completion of testing to the purchase stage. SmithKline Beecham, Aradigm, and Caremark are anticipated to place orders.

     3.   The retail contract signed with I.I.D.A. will result in new sales.

     4. Changes to our inside sales department and customer service department should result in growth for our base business.

     5. A new sales representative will be added early in the new year, focused on the e-commerce, Internet-driven grocery business.


Liquidity
---------


     The Company has relied upon its ability to raise capital to finance its ongoing operating losses and capital asset requirements. The Company issued stock totaling $2,392,000 in 1999, $291,890 in 1998, and $586,870 in 1997. The
Company has raised additional equity of $678,166 in the first nine months of the current fiscal year ending March 31, 2000.

Capital Resources
-----------------

     The Company has financed capital expenditures in 1998 with a capital lease. Such financing was $368,313 in 1998. At March 31, 1999, the Company had no specific commitments to make further capital expenditures, nor does it have any at December 31, 1999.

     While there are no capital expenditure requirements currently, the Company anticipates making further acquisitions as sale volumes increase. To the extent that such expenditures cannot be financed out of operating cash flow, additional capital lease financing may be sought.


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

Currency Fluctuation Risk
-------------------------


     Approximately 95% of the Company's sales revenue is in US Dollars and substantially all of its costs of sales and administrative costs are in Canadian dollars. Its marketing costs including travel and consulting costs are incurred in the counrty of origin. The Company monitors exchange rates but had not taken action to date to reduce its exposure to significant fluctuations in currency exchange rates. Management will review its exposure and will take such remedial steps as it considers necessary.


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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Cryopak Industries Inc.
-----------------------

                                                                             Arrangements Material
Name                       Title(s)         Term of Office                   to Appointment
----                       --------         --------------                   --------------
Harry Bygdnes              President,       1981 to Present                  None
                           Director         1981 to Present                  None
Robert Leigh Jeffs         CFO,             March 1999 to Present            None
                           Director         June 1990 to Present             None
Harley D. Sinclair         Secretary        November 1995 to Present         None
Ross G. Morrison           Director         April 1999 to Present            None
John F. Morgan             Director         March 1999 to Present            None
John A. McEwen             Director         August 1995 to Present           None
Douglas R. Reid            Director         June 1990 to Present             None

Cryopak (Canada) Corporation
----------------------------

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

Cryopak (International) Inc.
----------------------------

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERSA

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

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     As of March 31, 1999, the following stock options, all exercisable for shares of the Company's common stock, were outstanding:


Group Received                      Number of Shares     Exercise Price          Expiration Date
--------------                      ----------------     --------------          ---------------
Directors                           170,000              $0.50                   June 13, 1999
                                    390,000              $0.52                   August 17, 2000
                                    343,000              $0.50                   January 7, 2001
                                    75,000               $0.52                   June 19, 1999
                                    200,000              $0.50                   September 2, 1999
Officers                            100,000              $0.40                   June 26, 2000
                                    136,300              $0.82                   August 17, 2000
Employees                           20,000               $0.52                   June 16, 1999
                                    100,000              $0.82                   February 11, 2001
                                    750,000*             $0.76                   March 19, 2004

Directors and Officers              2,164,300
as a group (3 persons)
Total options outstanding           2,284,300


* These options will vest at a rate of 50,000 at the end of each calendar quarter commencing March 31, 1999.

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

     The Company has also paid management fees and royalties to NCK. The management fees were paid in exchange for management services and the royalties were in exchange for the rights to the patent for the Cryomat product. Over the past five fiscal years, these fees and royalties have been paid as follows:

         Fiscal Year Ended          Management Fees             Royalties
         -----------------          ---------------             ---------
         March 31, 1995             Cdn$210,000                 Cdn$17,722
         March 31, 1996             Cdn$220,000                 Cdn$20,159
         March 31, 1997             Cdn$220,000                 Cdn$22,934
         March 31, 1998             Cdn$220,000                 Cdn$26,289
         March 31, 1999             Cdn$220,000                 Cdn$26,261

     During the fiscal year ended March 31, 1996, the Company paid commissions to Discovery Capital Corporation, the president and non-controlling shareholder is John McEwen, who is also a member of Cryopak's board of directors. Mr. McEwen provides assistance in market research, preparation of documents and planning of offering of shares under private placements. These commissions were paid in exchange for sales of the Company's stock as part of the Cdn$2,000,000 venture capital Investment Agreement entered into between the Company and Discovery Capital Corporation in March 1995 and totaled Cdn$56,560. The Company paid an additional Cdn$15,540 in professional fees and Cdn$23,500 in consulting fees to Discovery Capital Corporation during the fiscal year ended March 31, 1997, also as a part of the terms of the Investment Agreement.

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

     The Company had accounts receivable of Cdn$12,446 owed by NCK Holdings Inc. and Cdn$3,278 by Fulcrum Development Ltd., a company related by Harry Bygdnes and Leigh Jeff, directors in common, during the fiscal year ended March 31, 1997. In the fiscal year ended March 31, 1998 the accounts receivable were Cdn$7,658 by NCK Holdings Inc. and Cdn$3,278 by Fulcrum Development Ltd., whose accounts receivable balance was also at Cdn$3,278 during the fiscal year ended March 31, 1999. The amount owing by Fulcrum Development is in respect to recoverable office services and costs incurred by the Company on behalf of Fulcrum Development. The amount owing by NCK Holdings were excess payments of royalties and are recoverable out of future royalty payments. The payments made were due to the actual royalty being less than anticipated.


                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock
------------

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

Class A Preferred Stock, Series 1
---------------------------------

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

/s/ Hay & Watson

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

/s/ Hay & Watson

Chartered Accountants

CRYOPAK INDUSTRIES INC.
Consolidated Balance Sheets
March 31
(Stated in Canadian Dollars)


ASSETS

Current
  Cash                                                                 $    640,299                            $       3,417
  Accounts receivable, net of allowancol for uncollectible
   accounts of $74,684 (1998 - $21,155)                                     360,783                                  217,677
  Inventory (Note 3)                                                         20,608                                   36,757
  Prepaid expenses                                                           14,075                                   12,196
  Due from employees                                                         24,448                                   32,117
                                                                             ------                                   ------
                                                                          1,060,213                                  421,773
  Term deposit - Restricted (Note 4)                                        125,649                                  119,609
  Investments (Note 5)                                                           75                                   25,442
  Capital Assets (Note 6)                                                   429,652                                  416,945
  Advance to Related Company (Note 7)                                        48,868                                   70,572
  Intangibles (Note 8)                                                      372,243                                  429,565
                                                                            -------                                  -------
                                                                       $  2,036,700                             $  1,364,297
LIABILITIES

  Current
   Accounts payable and accrued liabilities                            $    276,966                             $    532,440
   Note payable (Note 9)                                                          -                                  350,000
   Current portion of capital lease obligation                               84,544                                   80,174
                                                                             ------                                   ------
                                                                            361,510                                  962,614
  Capital Lease Obligation (Note 10)                                        249,057                                  320,015
  Deferred Income Taxes                                                      20,467                                   20,467
                                                                             ------                                   ------
                                                                            631,034                                1,303,096

SHAREHOLDERS'EQUITY

Share Capital (Note 11)
 Issued and outstanding
  Common shares                                                           9,682,451                                7,362,318
  Class A preferred shares, Series 1                                        530,000                                  530,000
Deficit                                                                  (8,806,785)                              (7,831,117)
                                                                         ----------                               ----------
                                                                          1,405,666                                   61,201
                                                                       $  2,036,700                             $  1,364,297

APPROVED BY THE BOARD:

/s/Harry Bygdnes
_____________________ Director

/s/ R. Leigh Jeffs

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Loss and Deficit
Year Ended March 31
(Stated in Canadian Dollars)


                                                                       1999                     1998                     1997


Sales                                                             $ 1,295,159              $ 1,161,442              $ 1,140,242
Cost of goods sold                                                    746,285                  763,018                  675,706
                                                                      -------                  -------                  -------
Gross profit                                                          548,874                  398,424                  464,536
Operating expenses (Schedule 1)                                     1,448,456                1,023,556                1,130,823
                                                                    ---------                ---------                ---------
Operating loss                                                       (899,582)                (625,132)                (666,287)
                                                                     --------                 --------                 --------
Other (Income) Expenses
 Filing, listing and transfer agent fees                               25,289                   20,321                   17,006
 Other income                                                         (12,803)                  (6,900)                  (8,160)
                                                                      -------                   ------                   ------
                                                                      (12,486)                 (13,421)                  (8,846)
Loss before income taxes                                             (912,068)                (638,553)                (675,133)
                                                                     --------                 --------                 --------
Net loss for the year                                                (912,068)                (638,553)                (675,133)
Dividends                                                             (63,600)                 (47,970)                       -
                                                                      -------                  -------
Net loss for the year attributable to common
 Shareholders                                                        (975,668)                (686,523)                (675,133)
Deficit, begining of year                                          (7,831,117)              (7,144,594)              (6,469,461)
                                                                   ----------               ----------               ----------
Deficit, end of year                                              $(8,806,785)             $(7,831,117)             $(7,144,594)
                                                                  -----------              -----------              -----------


Loss per share                                                    $      0.07              $      0.05              $      0.06
                                                                  -----------              -----------              -----------

Weighted average common shares outstanding                         14,937,561               12,597,083               11,691,097

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Loss and Deficit (Con't)
Year Ended March 31
(Stated in Canadian Dollars)

SCHEDULE OF DIVIDENDS PAID ON CLASS A PREFERRED SHARES

Year Ended              Number of Common Shares Issued          Amount
----------              ------------------------------          ------
March 31, 1997          -                                       -
March 31, 1998          96,908                                  $  47,970
March 31, 1999          159,199                                 $  63,600

DIVIDENDS -- PREFERRED SHARES (12%)

                                                    Price           Number of       Date Paid
                                    Amount          Per Share       Shares          (Issued)
                                    ------          ---------       ------          --------
1.  Due as at March 31, 1996        $  3,924                          7,926

2.  Due as at March 31, 1997
       Issued in year ended
       March 31, 1998                 44,046                         88,982
                                      ------                         ------

                                    $47,970         $0.495 (a)       96,908         October 24, 1997
                                    =======                          ======

3.  Due as at March 31, 1998
       Issued in year ended
       March 31, 1999
       $530,000 x 12%               $63,600         $0.3995 (b)     159,199         November 4, 1998
                                    =======         =======         =======

4.  Due as at March 31, 1999
     -- not issued
     (i) outstanding from 1997      $   439
     (ii)due for year ended 3/31/99
         $530,000 x 12%              63,600
                                     ------

                                    $64,039
                                    =======

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Changes in Financial Position
Year Ended March 31
(Stated in Canadian Dollars)



                                                                        1999                    1998                    1997


Operating Activities
 Net loss for the year                                            $  (912,068)            $  (638,553)             $  (675,133)
 Adjustment for:
  Depreciation and amortization                                       114,730                  77,783                   79,564
  Loss from short term investment                                          25                       -                        -
                                                                           --
                                                                     (797,313)               (560,770)                (595,569)
Changes in non-cash working capital
 Proceeds from (repayment of)advances-related                                -                   4,789                  (15,815)
  Companies
(Increase) decrease in accounts receivable                           (143,106)                (75,603)                   3,290
 Decrease (increase) in amount due from employees                        7,669                   8,001                  (29,900)
 Decrease in inventory                                                  16,149                      22                   15,404
(Increase) decrease in prepaid expenses                                (1,879)                  3,466                   (6,186)
(Decrease) increase in accounts payable                              (255,474)                156,853                  (40,587)
                                                                     --------                 -------                  -------
Cash used in operating activities                                  (1,173,954)               (463,242)                (669,363)
                                                                   ----------                --------                 --------

Financing Activities
  Issue of shares                                                   2,392,733                  291,890                 586,870
  Share issue costs                                                   (72,600)
  Shares returned to treasury                                               -                   (8,000)                      -
  Liabilities settled by issue of company shares                            -                        -                  56,560
  (Repayment of) proceeds from note payable and capital              (416,588)                 718,313                  (5,806)
   lease obligation
  Payment of dividend                                                 (63,600)                 (47,970)                      -
                                                                      -------                  -------
Cash provided by financing activities                               1,839,945                  954,233                 637,624
                                                                    ---------                  -------                 -------

Investing Activities
  Acquisition of capital assets                                       (44,773)                (387,227)                (20,811)
  Advances from related company                                        21,704                   20,096                  18,671
  Term deposit - restricted                                            (6,040)                (119,609)                      -
                                                                       ------                 --------
 Cash used in investing activities                                    (29,109)                (486,740)                 (2,140)
                                                                      -------                 --------                  ------

Increase (Decrease) in Cash                                           636,882                    4,251                 (33,879)
Cash (Bank indebtedness), Beginning of Year                             3,417                     (834)                 33,045
Cash (Bank indebtedness), End of Year                            $    640,299             $      3,417            $       (834)
                                                                 ------------             ------------            ------------


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

Basis of Consolidation
----------------------

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cryopak (International) Inc. (inactive), a Barbados corporation, Cryopak (Canada) Corporation and its wholly-owned subsidiary Cryopak Corporation, a Nevada corporation.

Measurement Uncertainty
-----------------------

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

Foreign Currency Translation
----------------------------

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

Revenue Recognition
-------------------

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

The 500,000 shares were issued at a value of $0.30 per share ($150,000), which was the average 20 day trading period prior to the day of issue. The Company reflected this value in its share capital issued and a corresponding value was ascribed to the asset acquired. We understand that there is no difference between Canadian and U.S. GAAP in the treatment of the shares issued.

It is the intention of the Company to value the shares to be issued at the trading price at the time the Company becomes obligated to issue them (i.e., when the cash flow is attained per the formula). The Company will reflect this value in its share capital issued and a corresponding value will be ascribed to the asset acquired. Canadian GAAP would allow the value of the shares to be recorded at the historical price (i.e., $0.30 per share). Since Canadian GAAP does not mandate this treatment, the Company has chosen to use the "current" value of the shares. We understand that there will be no difference therefore between Canadian and U.S. GAAP in the treatment of the shares to be issued.

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


                            CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 1997 AND 1998
                          (Stated in Canadian Dollars)

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



ITEM 18. FINANCIAL STATEMENTS

         The Registrant has chosen to file Financial Statements under Item 17 above.

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

         Exhibit 10
            Exhibit 10.1    Consulting Agreement*
            Exhibit 10.2    Client Agreement*
            Exhibit 10.3    Lease Agreement*
            Exhibit 10.4    Letter of Intent for purchase of Northland

         Exhibit 23
            Exhibit 23.1    Consent of Independent Auditor

         Exhibit 27         Financial Data Schedule

         Exhibit 99
            Exhibit 99.1    Patent*
            Exhibit 99.2    Certificate of Name Change*
            Exhibit 99.3    Discussion of Physics of the Product
            Exhibit 99.4    University of British Columbia Evaluation
            Exhibit 99.5    Inchcape Testing Evaluation
            Exhibit 99.6    Abbott Labs Evaluation
            Exhibit 99.7    SmithKline Beecham Evaluation
            Exhibit 99.8    Northwest Airlines Evaluation

* signifies exhibit previously submitted

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         CRYOPAK INDUSTRIES INC.

                                                          /s/ Harry Bygdnes
                                                          ----------------------
                                                        Harry Bygdnes, President

     This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s Harry Bygdnes                                                3/24/00
----------------                                                -------
Harry Bygdnes, Director                                         Date

/s/ Robert Leigh Jeffs                                          3/24/00
----------------------                                          -------
Robert Leigh Jeffs, Director                                    Date

/s/ Douglas R. Reid                                             3/24/00
-------------------                                             -------
Douglas R. Reid, Director                                       Date

/s/ Ross G. Morrison                                            3/24/00
--------------------                                            -------
Ross G. Morrison, Director                                      Date

/s/ John F. Morgan                                              3/24/00
------------------                                              -------
John F. Morgan, Director                                        Date

/s/ John A. McEwen                                              3/24/00
------------------                                              -------
John A. McEwen, Director                                        Date