Form 20-F/A
period 1999-12-31
CRYOPAK INDUSTRIES INC
filed 2000-05-08
CIK 915386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               THIRD AMENDMENT TO
                                    FORM 20-F

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

                                 Title of Class
                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                 CLASS A PREFERRED STOCK, SERIES 1, NO PAR VALUE
                 -----------------------------------------------

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

Item 1. Description of Business

Cryopak Industries Inc.

Overview of Business
--------------------

     Cryopak Industries Inc. ("Cryopak", the "Company") is in the business of manufacturing and selling thermal packaging solutions. The Company's Cryomat product is a patented, flexible, re-useable refrigerant product, which is sold as a standalone product or as part of a system (both corrugated and styrofoam). This product is typically an ice replacement. Cryomat is primarily shipped directly to the customers in response to purchase orders. The principal markets are seafood shipping, medical wraps and general thermal packaging. Over the last five years, the Company has experienced low but stable sales, largely to the seafood industry, and has suffered recurring losses from operations. The Company has focused on identifying key markets where the opportunity for significant sales volumes may exist or be created and has established certain key relationships with several groups that provide broader North American distribution. Cryopak's current major focus is on the food service and catering applications for the major airlines in Canada and the United States and the pharmaceutical industry. The Company has purchased a machine that Northland Ice-Gel Products Inc. operates which is located in Vancouver, British Columbia. The Company has a biding commercial verbal agreement with Northland. Written instructions are given to Northland for manufacturing requirements. Northland only acts as operator of the machine.

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

     Comparison testing similar to that done in the pharmaceutical industry was also conducted in the seafood industry. Several large seafood distributors tested the Company's product Cryomat.

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

     The Company began a placement of 777,777 common shares at Cdn$0.45 each for a total of Cdn$350,000 on February 24, 1998. This offering was approved by the Canadian Stock Exchange. The proceeds were used to repay debt. The private placement was completed with one Canadian shareholder.

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

     The Company purchased a machine and placed it in the manufacturing facility of Northland Ice-Gel Inc. The Company instructs Northland as to product and quantity to be manufactured as needed. Manufacturing, with this machine, began during the fiscal year ended March 31, 1999. This facility manufactures product to be delivered to the United States, Canada and the Pacific Rim. Sugar Foods produced the product from April, 1987 until April, 1999 under a contractual arrangement. Prior to negotiations to purchase Northland Ice-Gel, Cryopak purchased by financing the machine through a lease to manufacture Cryopak's patented ice blanket. Northland Ice-Gel operates the machinery for Cryopak. This replaces entirely the manufacturing previously conducted by Sugar Foods.

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

     An offering was commenced on February 3, 1999 of 1,280,000 common shares at Cdn$0.75 per share for net proceeds of Cdn$924,900. The offering was approved by the Canadian Stock Exchange and was closed on March 19, 1999 with all shares sold to European corporations. Finder's fees were paid to two European corporations.

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

     Nick Fuller was appointed Vice President of Public Relations of the Company on February 11, 1999.

     John Morgan was appointed President and CEO of Cryopak's subsidiary, Cryopak Corporation, on March 19, 1999. He was also appointed a director of the Company at this time. Mr. Morgan's signing incentive was a forgivable interest-free loan which was used to acquire 125,000 common shares of the Company at Cdn$0.776 per share, including 125,000 warrants exercisable after six months' employment. The stock purchase was approved by the Canadian Stock Exchange. Also on March 19, 1999, Leigh Jeffs, a long-time member of the Board of Directors, was appointed Chief Financial Officer of the Company.

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

     The Company has conducted tests comparing the effects of its products with dry ice and gel packs. The Company's product, Cryopak, was shown to maintain a temperature within a prescribed range of temperatures for a longer period of time as per graphs included in exhibits, an attribute which is not generally available with competing products. The unique qualities of Cryopak are; flexibility, reusable, blanket effect, no water mess, the ability to be wrapped or layered around objects. These qualities allow the Cryopak to maintain a consistent temperature for a longer time period. Additionally, Cryopak doesn't have the disadvantage of dry ice which produces carbon dioxide during the sublimation process thereby displaces oxygen in enclosed environments such as aircrafts. Gel packs do not provide flexibility and/or coverage of cold for area coverage for consistent temperature. In the case of ice and dry-ice product, form is the key to performance criteria; i.e., ice melts so the liquid causes problems in airplanes and dry-ice sublimates to CO2 causing issues in air quality. Cryopak's form and flexibility can be key to performance. Copies of several studies which verify these results are attached hereto as Exhibits 99.3 through 99.8. These include (i) an outline of considerations in the physics of heat transfer; (ii) a study from U.B.C. which clearly shows that Cryopak out performs gel paks in keeping the subject matter at a lower temperature; (iii) a study by Inchcape that proves that the "blanket" effect of Cryopak allows it to outperform gels on a pound for pound basis; (iv) a study completed for Abbott Laboratories by the Company which clearly outlines Cryopak's superiority in pharmaceutical shipping, which was a "blind" test; (v) a test completed for SB which demonstrates Cryopak's superiority to dry ice in that it can deliver the requested temperature range without risk; and (vi) results of tests completed with Northwest Airlines to demonstrate the product's superiority for airline applications. In all situations the transfer of heat from the subject to the Cryopak is key in that the blanket effect withdraws more heat and delivers a cooler or colder product.


     Studies conducted by independent third parties confirm that Cryopak maintains refrigeration temperatures of perishables for longer time periods than competitive products due to its even distribution of cold throughout the box as illustrated by the U.B.C. study and Inchcape study. A study performed by the Company for Northwest Airlines showed that Cryopak maintains uniform temperatures due to its "blanket effect".

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

Item 2. Description of Property

     Cryopak's principal executive offices are located at 1120-625 Howe Street, Vancouver, British Columbia, Canada V6C2T6. Cryopak leases office space for its corporate headquarters totaling 2,039 square feet at a rate of Cdn$2,378.83 per month. The current lease expires on October 31, 2000. The Company is reaching maximum office capacity and will likely be seeking additional space prior to the expiry of the existing lease. The Company is finalizing a purchase of Northland Ice-Gel Inc./Northland Custom Packaging Inc. manufacturers of gel packs and related products. The Company's manufacturing activities are currently carried out in that manufacturer's facility under the control of the Company. In addition, the Company contracts with that company to provide supervision and labor in the manufacturing activities. There is no written agreement between Cryopak and Northland Ice-Gel, Inc./Northland Custom Packaging Inc. pertaining to the use of Northland's property and its manufacture of our product. There is a Letter of Intent for the proposed acquisition of Northland. The Company is proposing to acquire Northland Ice-Gel and Northland Custom Packaging to ensure additional control over manufacturing operations and process and to expand its product line with a complementary product line. The consideration to be paid is approximately Cdn$3 million. The purchase price is payable primarily in cash and will include 667,000 common shares of the Company and 500,000 performance escrow shares to be earned out over five years. This provides adequate additional office space, product testing facilities, and allow complete monitoring and direct control of all manufacturing and production functions. The additional space acquired would be 10,000 square feet.

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

(1)                        (2)                                (3)                                (4)
                           Name and address of                Amount and Nature                  Percent of
Title of Class             beneficial owner                   Of Beneficial Ownership            Class
--------------             ----------------                   -----------------------            -----
Common Shares              Exceptional Technologies Funds 3     977,777                          5.7%
                           1199 West Hastings Street, 5th Fl

Common Shares              Cryopak Industries (VCC) Inc.      1,043,722                          6.0%

Common Shares              Directors/Officers                 1,461,241                          8.5%
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

Item 8. Selected Financial Data (Stated in Canadian Dollars)

                                    Year             Year              Year             Year            Year
                                    Ended            Ended             Ended            Ended           Ended
                                    March 31,        March 31,         March 31,        March 31,       March31,
                                    1999             1998              1997             1996            1995
                                    ----             ----              ----             ----            ----
Net Sales or Operating Revenues     $1,295,159       $1,161,442        $1,140,242       $965,912        $1,053,456
Income (Loss) from Continuing
 Operations                           (912,068)        (638,553)         (675,133)      (912,390)         (799,428)
Income (Loss) from Continuing
 Operations per common share             (0.06)           (0.05)            (0.06)         (0.09)            (0.09)
Total Assets                         2,036,700        1,364,297           892,598        969,860           789,332
Long-Term Obligations and
 Redeemable Preferred Stock
     Capital Leases                    249,057          320,015                 0              0                 0
     Redeemable Preferred Stock              0                0                 0              0                 0
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

     The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:

                                                              Year Ended March 31
                                    1999              1998              1997               1996              1995
                                    ----              ----              ----               ----              ----
Loss for the year, Canadian         $(    912,068)    $(    638,553)    $(    675,133)     $ (912,390)       $(799,428)
GAAP

Amortization of deferred                   14,822            14,822            14,822          14,822           14,822
development costs
Adjustment for stock based                                                                   ( 50,573)          (9,788)
compensation -                       (    574,868)     (    123,226)      (   190,351)
   Non employees
                                                                                             (948,141)        (794,394)
Loss for the year, U.S.               ( 1,472,114)     (    746,957)      (   850,662)         $(0.09)          $(0.09)
GAAP
Loss per share, U.S. GAAP         $(          0.10)$(          0.06)  $(         0.07)


     Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                               Year ended March 31
                                                            1999                1998               1997
                                                            ----                ----               ----
Pro forma loss, U.S. GAAP                                   $( 1,785,577)       $(    784,485)     $(    875,991)
Pro forma loss per share, U.S. GAAP                         $(          0.12)   $(       0.06)     $(       0.07)


     The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:

                                                                    Year Ended March 31
                                                                1999                         1998
                                                                ----                         ----
Assets                                                          $        2,018,172           $        1,330,947
Share Capital                                                           10,257,319                    7,485,544
Deficit                                                                 (9,400,181)                  (7,987,693)


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

     By acquiring its own equipment and exercising greater control over the manufacturing process, the Company has reduced its cost of production. The
Company expects higher gross margins and correspondingly lower costs of manufacturing in future years. The Company is currently using the manufacturing facilities of Northland Ice-Gel to manufacture its product.

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

     5. A new sales representative will be added early in the new year, focused on the e- commerce, Internet-driven grocery business.

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

Currency Fluctuation Risk
-------------------------

     Approximately 95% of the Company's sales revenue is in US Dollars and substantially all of its costs of sales and administrative costs are in Canadian dollars. Its marketing costs including travel and consulting costs are incurred in the country of origin. The Company monitors exchange rates but had not taken action to date to reduce its exposure to significant fluctuations in currency exchange rates. Management will review its exposure and will take such remedial steps as it considers necessary.

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


Cryopak (Canada) Corporation
----------------------------

                                                                             Arrangements Material
Name                       Title(s)         Term of Office                   to Appointment
----                       --------         --------------                   --------------
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


Cryopak (International) Inc.


                                                                             Arrangements Material
Name                       Title(s)         Term of Office                   to Appointment
----                       --------         --------------                   --------------
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


                                     PART IV

Item 17. Financial Statements



                             CRYOPAK INDUSTRIES INC.


                        Consolidated Financial Statements
                            Year Ended March 31, 1999
                        and Independent Auditors' Report

                          INDEPENDENT AUDITORS' REPORT

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

/s/ Hay & Watson
----------------
Chartered Accountants

Vancouver, BC
June 11, 1999


              COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS ON
                        CANADA-U.S. REPORTING DIFFERENCES

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

/s/ Hay & Watson
----------------
Chartered Accountants

Vancouver, BC
June 11, 1999

                            CRYOPAK INDUSTRIES INC.
                          Consolidated Balance Sheets
                                    March 31
                          (Stated in Canadian Dollars)


                                                                        1999               1998
ASSETS
Current
  Cash                                                                   $  640,299          $   3,417
  Accounts receivable, net of allowance for uncollectible
  Inventory (Note 3)                                                         20,608             36,757
  Prepaid expenses                                                           14,075             12,196
  Due from employees                                                         24,448             32,117
----------------------------------------------------------------- ------------------ ------------------
                                                                          1,060,213            421,773
Term deposit - Restricted (Note 4)                                          125,649            119,609
Investments (Note 5)                                                             75             25,442
Capital Assets (Note 6)                                                     429,652            416,945
Advance to Related Company (Note 7)                                          48,868             70,572
Intangibles (Note 8)                                                        372,243            429,565
----------------------------------------------------------------- ------------------ ------------------
                                                                        $ 2,036,700        $ 1,364,297
----------------------------------------------------------------- ------------------ ------------------

LIABILITIES

Current
  Accounts payable and accrued liabilities                               $  276,966         $  532,440
  Note payable (Note 9)                                                           -            350,000
  Current portion of capital lease obligation                                84,544             80,174
----------------------------------------------------------------- ------------------ ------------------
                                                                            361,510            962,614
Capital Lease Obligation (Note 10)                                          249,057            320,015
Deferred Income Taxes                                                        20,467             20,467
----------------------------------------------------------------- ------------------ ------------------
                                                                            631,034          1,303,096
----------------------------------------------------------------- ------------------ ------------------

SHAREHOLDERS' EQUITY

Share Capital (Note 11)
  Issued and outstanding
    Class A preferred shares, Series I                                      530,000            530,000
Deficit                                                                 (8,806,785)        (7,831,117)
----------------------------------------------------------------- ------------------ ------------------
                                                                          1,405,666             61,201
----------------------------------------------------------------- ------------------ ------------------
                                                                        $ 2,036,700        $ 1,364,297
----------------------------------------------------------------- ------------------ ------------------


APPROVED BY THE BOARD:

/s/ Harry Bygdnes
-----------------
Director

R. Leigh Jeffs
--------------
Director

                            CRYOPAK INDUSTRIES INC.
                  Consolidated Statements of Loss and Deficit
                              Year Ended March 31
                          (Stated in Canadian Dollars)

                                                                1999             1998             1997

Sales                                                           $ 1,295,159      $ 1,161,442     $ 1,140,242
Cost of goods sold                                                  746,285          763,018         675,706
----------------------------------------------------------- ---------------- ---------------- ---------------
Gross profit                                                        548,874          398,424         464,536
Operating expenses (Schedule 1)                                   1,448,456        1,023,556       1,130,823
----------------------------------------------------------- ---------------- ---------------- ---------------
Operating loss                                                     (899,582)        (625,132)       (666,287)
----------------------------------------------------------- ---------------- ---------------- ---------------
Other (Income) Expenses
  Filing, listing and transfer agent fees                            25,289           20,321          17,006
  Other income                                                     ( 12,803)        (  6,900)       (  8,160)
----------------------------------------------------------- ---------------- ---------------- ---------------
                                                                   ( 12,486)        ( 13,421)       (  8,846)
----------------------------------------------------------- ---------------- ---------------- ---------------
Loss before income taxes                                           (912,068)        (638,553)       (675,133)
----------------------------------------------------------- ---------------- ---------------- ---------------
Net loss for the year                                              (912,068)        (638,553)       (675,133)
Dividends paid on Class A Preferred Shares                         ( 63,600)        ( 47,970)              -
----------------------------------------------------------- ---------------- ---------------- ---------------
Net loss for the year attributable to common
   Shareholders                                                    (975,668)        (686,523)       (675,133)
Deficit, beginning of year                                       (7,831,117)      (7,144,594)     (6,469,461)
----------------------------------------------------------- ---------------- ---------------- ---------------
Deficit, end of year                                            $(8,806,785)     $(7,831,117)    $(7,144,594)
----------------------------------------------------------- ---------------- ---------------- ---------------



Loss per share                                                    $    0.07        $    0.05       $    0.06
----------------------------------------------------------- ---------------- ---------------- ---------------
Weighted average common shares outstanding                       14,937,561       12,597,083      11,691,097
----------------------------------------------------------- ---------------- ---------------- ---------------


                            CRYOPAK INDUSTRIES INC.
             Schedule of Dividends Paid on Class A Preferred Shares
                          (Stated in Canadian Dollars)


Year End                                              Number of Common          Amount
                                                      Shares Issued
March 31, 1997                                                -                          -
March 31, 1998                                           96,908                    $47,970
March 31, 1999                                          159,199                     63,600


The fair value of the shares issued as dividends was determined each year by reference to the average trading price of the common shares for twenty business days prior to the Company's year end.

                            CRYOPAK INDUSTRIES INC.
            Consolidated Statements of Changes in Financial Position
                              Year Ended March 31
                          (Stated in Canadian Dollars)


                                                                1999             1998            1997

Operating Activities
  Net loss for the year                                         $    (912,068)   $   (638,553)   $   (675,133)
  Adjustment for:
    Depreciation and amortization                                     114,730          77,783          79,564
    Loss from short term investment                                        25               -               -
  Changes in non-cash working capital
    Proceeds from (repayment of) advances - related                         -           4,789         (15,815)
    (Increase) decrease in accounts receivable                       (143,106)       ( 75,603)          3,290
    Decrease (increase) in amount due from employees                    7,669           8,001        ( 29,900)
    Decrease in inventory                                              16,149              22          15,404
    (Increase) decrease in prepaid expenses                          (  1,879)          3,466        (  6,186)
    (Decrease) increase in accounts payable                          (255,474)        156,853        ( 40,587)
-------------------------------------------------------------- --------------- --------------- ---------------
  Cash used in operating activities                                (1,173,954)       (463,242)       (669,363)
-------------------------------------------------------------- --------------- --------------- ---------------

Financing Activities
    Issue of shares                                                 2,392,733         291,890         586,870
    Share issue costs                                                ( 72,600)
    Shares returned to treasury                                             -        (  8,000)              -
    Liabilities settled by issue of company shares                          -               -          56,560
    (Repayment of) proceeds from note payable and capital            (416,588)        718,313        (  5,806)
    lease obligation
    Bank overdraft                                                          -        (    834)            834
    Payment of dividend                                              ( 63,600)       ( 47,970)              -
-------------------------------------------------------------- --------------- --------------- ---------------
  Cash provided by financing activities                             1,839,945         953,399         638,458
-------------------------------------------------------------- --------------- --------------- ---------------

Investing Activities
    Acquisition of capital assets                                    ( 44,773)       (387,227)       ( 20,811)
    Advances from related company                                      21,704          20,096          18,671
    Term deposit - restricted                                        (  6,040)       (119,609)              -
-------------------------------------------------------------- --------------- --------------- ---------------
  Cash used in investing activities                                  ( 29,109)       (486,740)       (  2,140)
-------------------------------------------------------------- --------------- --------------- ---------------

Increase (Decrease) in Cash                                           636,882           3,417        ( 33,045)
Cash, Beginning of Year                                                 3,417               -          33,045
-------------------------------------------------------------- --------------- --------------- ---------------
Cash, End of Year                                                   $ 640,299         $ 3,417        $      -
-------------------------------------------------------------- --------------- --------------- ---------------


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

Measurement Uncertainty
-----------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination or impairment of intangible assets (deferred charges, goodwill and pre-opening costs). Financial results as determined by actual events could differ from those estimates.

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

Foreign Currency Translation
----------------------------

Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the asset was acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains and losses are included in the determination of loss for the year.

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

Revenue Recognition
-------------------

Sales are recognized upon shipment of products.


3.    INVENTORIES

                                                            1999              1998
Raw material                                                $   5,348              -
Finished goods                                                 15,260            36,757
                                                            $  20,608         $  36,757
-------------------------------------------------- ------------------- ------------------


4.    TERM DEPOSIT

The term deposit is held by the Canadian Western Bank as security on lease financing for a machine acquired in 1998 (Note 10).


5.    INVESTMENTS

                                                                                 1999           1998

Marketable securities - market value at March 31, 1999 - $75                     $    75        $     100
(1998 - $200)
Artwork                                                                               -            25,342
                                                                                 $    75        $  25,442
---------------------------------------------------------------------    ----------------- ----------------

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

                            CRYOPAK INDUSTRIES INC.
                   Notes to Consolidated Financial Statements
                            March 31, 1999 and 1998
                          (Stated in Canadian Dollars)

6.    CAPITAL ASSETS


                                                                1999
                                                                Accumulated      Net Book
                                                  Cost          Depreciation     Value
                                                  ----          ------------     -----
Artwork                                           $ 25,342         $      -      $ 25,342
Computer Hardware                                   36,698           27,478         9,220
Computer Software                                    2,215            1,084         1,131
Furniture and Fixtures                              59,696           56,907         2,789
Motor Vehicle under Capital Lease                   40,594           28,759        11,835
Machinery under Capital Lease                      399,279           39,928       359,351
Machinery                                           18,445            1,844        16,601
Office Equipment                                     4,113              730         3,383
--------------------------------------------- ------------- ---------------- -------------
                                                  $586,382         $156,730      $429,652
--------------------------------------------- ------------- ---------------- -------------


                                                                1998
                                                                Accumulated      Net Book
                                                  Cost          Depreciation     Value
                                                  ----          ------------     -----
Computer Hardware                                 $ 45,852         $ 34,168      $ 11,684
Computer Software                                    2,544            2,419           125
Furniture and Fixtures                              80,967           78,252         2,715
Motor Vehicle under Capital Lease                   40,594           23,686        16,908
Machinery under Capital Lease                      383,943                -       383,943
Office Equipment                                     2,099              529         1,570
--------------------------------------------- ------------- ---------------- -------------
                                                  $555,999         $139,054      $416,945
--------------------------------------------- ------------- ---------------- -------------

7.    ADVANCE TO RELATED COMPANY


                                                           1999             1998               1997
                                                           ----             ----               ----
Balance, beginning of year                                 $ 70,572         $ 90,668           $109,339
Interest charge for the year                                  4,696            6,304              7,729
Payments received                                          ( 26,400)        ( 26,400)          ( 26,400)
------------------------------------------------- ------------------ ----------------- ------------------
Advance to N.C.K. Holdings Inc.                            $ 48,868         $ 70,572           $ 90,668
------------------------------------------------- ------------------ ----------------- ------------------

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

                            CRYOPAK INDUSTRIES INC.
                   Notes to Consolidated Financial Statements
                            March 31, 1999 and 1998
                          (Stated in Canadian Dollars)

8.    INTANGIBLES


                                                                1999                           1998
                                                                Accumulated      Net Book      Net Book
                                                  Cost          Depreciation     Value         Value
                                                  ----          ------------     -----         -----
Incorporation Cost                                $  3,111         $      -      $  3,111      $  3,111
Deferred Development Costs                         114,017           95,489        18,528        33,350
Patent Licence                                     566,323          291,497       274,826       308,140
Goodwill                                           156,155           80,377        75,778        84,964
--------------------------------------------- ------------- ---------------- ------------- -------------
                                                  $839,606         $467,363      $372,243      $429,565
--------------------------------------------- ------------- ---------------- ------------- -------------


9.    NOTE PAYABLE


                                                                               1999            1998
                                                                               ----            ----
Note payable to a company related by two directors in common, bearing interest at the rate of 12% per annum, secured by a general security agreement on all the Company's assets, fully repaid during the year.
                                                                               $      -        $350,000
------------------------------------------------------------------------ --------------- ---------------


10.   CAPITAL LEASE OBLIGATIONS


                                                                               1999           1998
                                                                               ----           ----
Capital lease obligation with interest at 10.25%, maturing November 1,
1999                                                                            $ 17,990      $ 25,231
Capital lease obligation with interest at 10.6%, maturing July 20, 2002
(Note 4)                                                                         302,689       374,958
Capital lease obligation with interest at 17%, maturing October 20,
2001                                                                              12,922             -
-------------------------------------------------------------------------- -------------- --------------
                                                                                 333,601        400,189
Less:  current portion                                                            84,544         80,174
-------------------------------------------------------------------------- -------------- --------------
                                                                                $249,057       $320,015
-------------------------------------------------------------------------- -------------- --------------


The future minimum lease payments required are as follows:


2000                                        $158,775
2001                                         121,449
2002                                         118,711
2003                                          38,293
2004                                               -


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

The following changes occurred in share capital:


Common shares
Issued and outstanding
                                                                        1999
                                                                        Number of
                                                                        Shares              Amount
                                                                        ------              ------
Balance, beginning of year                                          12,815,064          $7,362,318
---------------------------------------------------------------------------------------------------
Issued during the year
For cash, pursuant to the exercise of stock options                  1,173,700             581,633
For cash, pursuant to private placements                             3,057,777           1,710,000
For finder's fee                                                        50,000              37,500
For payment of dividend on Class A preferred
Share issue costs                                                            -            ( 72,600)
---------------------------------------------------------------------------------------------------
                                                                     4,440,676           2,320,133
---------------------------------------------------------------------------------------------------
Balance, end of year                                                17,255,740          $9,682,451
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

                                                                        1998
                                                                        Number of
                                                                        Shares              Amount
                                                                        ------              ------
Balance, beginning of year                                          12,245,156          $7,078,428
---------------------------------------------------------------------------------------------------
Issued during the year
For cash, pursuant to the exercise of stock options                    243,000             118,920
For cash, pursuant to private placements                               250,000             125,000
For payment of dividend on Class A preferred
  Shares, Series I                                                      96,908              47,970
---------------------------------------------------------------------------------------------------
                                                                       589,908             291,890
Acquired during the year                                               (20,000)             (8,000)
---------------------------------------------------------------------------------------------------
Balance, end of year                                                12,815,064          $7,362,318
---------------------------------------------------------------------------------------------------

                            CRYOPAK INDUSTRIES INC.
                   Notes to Consolidated Financial Statements
                            March 31, 1999 and 1998
                          (Stated in Canadian Dollars)


11.   Share Capital (Cont'd)

                                                                    1997
                                                                    Number of
                                                                    Shares              Amount
                                                                    ------              ------
Balance, beginning of year                                          11,229,065          $6,699,998
---------------------------------------------------------------------------------------------------
Issued during the year
For cash, pursuant to the exercise of stock options                    647,255             242,070
For cash, pursuant to the exercise of warrants                         116,000              34,800
For cash, pursuant to private placements                               150,000              45,000
For settlement of debt                                                 102,836              56,560
---------------------------------------------------------------------------------------------------
                                                                     1,016,091             378,430
---------------------------------------------------------------------------------------------------
Balance, end of year                                                12,245,156          $7,078,428
---------------------------------------------------------------------------------------------------
Class A preferred shares, Series I
------------------------------------------------------------ ------------------ -------------------


                                                                           1999
                                                                           Number of
                                                                           Shares        Amount
                                                                           ------        ------
Balance, beginning and end of year                                         530           $ 530,000
------------------------------------------------------------ ------------------ -------------------



                                                                           1998
                                                                           Number of
                                                                           Shares        Amount
                                                                           ------        ------
Balance, beginning and end of year                                         530           $ 530,000
------------------------------------------------------------ ------------------ -------------------


                                                                           1997
                                                                           Number of
                                                                           Shares        Amount
                                                                           ------        ------
Balance, beginning of year                                                 265           $ 265,000
Issued during the year for cash                                            265             265,000
------------------------------------------------------------ ------------------ -------------------
Balance, end of year                                                       530           $ 530,000
------------------------------------------------------------ ------------------ -------------------

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

The Series I preferred shares are convertible into common shares at the rate of one common share for each $3 of paid up capital or the rate provided below:

(i) $2.00 at any time after December 31, 1998, provided that the Current Trading Price shall never have exceeded $2.99 after December 31, 1996 or $2.49 after December 31, 1997.

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

     On March 31, 1999, the following stock options were outstanding:


                                                  No. of Shares    Exercise Price   Expiry Date
                                                  -------------    --------------   -----------
Directors                                           170,000             $0.50       June 13, 1999
                                                    390,000              0.52       August 17, 2000
                                                    343,000              0.50       January 7, 2001
                                                     75,000              0.52       June 19, 1999
                                                    100,000              0.50       September 2, 1999
                                                    150,000              0.50       September 2, 1999
Officer                                             100,000              0.40       June 26, 2000
                                                    136,300              0.82       August 17, 2000
Employee                                             20,000              0.52       June 16, 1999
                                                    100,000              0.82       February 11, 2001
                                                   *750,000              0.76       March 19, 2004


* These options will vest at a rate of 50,000 at the end of each calendar quarter commencing March 31, 1999 and are subject to shareholder approval.

     On March 31, 1999, the following share purchase warrants were outstanding:


No. of Warrants        Exercise Price     Expiry Date
250,000                $0.60              August 18, 1999
250,000                 0.46              April 29, 2000
225,000                 0.46              May 13, 2000
135,000                 0.46              May 29, 2000
265,000                 0.46              June 3, 2000
125,000                 0.46              June 17, 2000
119,608                 0.46              March 20, 2000
1,369,608


                            CRYOPAK INDUSTRIES INC.
                   Notes to Consolidated Financial Statements
                            March 31, 1999 and 1998
                          (Stated in Canadian Dollars)


11.   Share Capital (Cont'd)

Share purchase warrant transactions for the respective years were as follows:


                                                                              No. of Warrants
                                                                              ---------------
Balance, August 31, 1996                                                          116,000
Warrants exercised during the year at $0.30 per share                            (116,000)
------------------------------------------------------------------------ ------------------
Balance, August 31, 1997                                                                -
Issued pursuant to a private placement of common shares
       exercisable at $0.60 per share                                             250,000
------------------------------------------------------------------------ ------------------
Balance, August 31, 1998                                                          250,000
Issued pursuant to a loan guarantee exercisable at $0.40 - $0.46
       per share                                                                  119,608
Issued pursuant to a private placement of common shares
       exercisable at $0.40 - $0.46 per share                                   1,000,000
------------------------------------------------------------------------ ------------------
Balance, August 31, 1999                                                        1,369,608
------------------------------------------------------------------------ ------------------


12.   INCOME TAXES

The Company has estimated losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:


2000                                                 $  296,801
2001                                                  1,089,726
2002                                                    658,014
2003                                                    710,475
2004                                                    599,008
2005                                                    649,840
2006                                                    882,657

13.   LEASES

The minimum annual rental commitments for operating leases in effect at March 31, 1999 are as follows:

2000                                                     47,790
2001                                                     27,456
2002                                                      1,627


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

     (b) Issued 125,000 units to a director of the Company for gross proceeds of $97,000. The Company provided an interest-free loan, forgivable under certain conditions, for the purchase of these units. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.776 on or before September 20, 1999.

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

                            CRYOPAK INDUSTRIES INC.
                   Notes to Consolidated Financial Statements
                            March 31, 1999 and 1998
                          (Stated in Canadian Dollars)


17. CONTINGENT LIABILITIES

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


18. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). In addition the Company provides supplementary description of significant differences between Canadian GAAP and those in the United States ("U.S. GAAP) as follows:

     (a) Under U.S. GAAP development costs are expensed as incurred. Under Canadian GAAP development costs subject to certain criteria are deferred and amortized.

     (b) Under U.S. GAAP, non-cash items such as liabilities, dividends and finder's fee paid by issue of company shares are excluded from the statement of changes in financial position. Under Canadian GAAP, the gross amount of non-cash items are included in the respective operating, investing, or financing activities as applicable.

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

                            CRYOPAK INDUSTRIES INC.
                   Notes to Consolidated Financial Statements
                            March 31, 1999 and 1998
                          (Stated in Canadian Dollars)


18. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Cont'd)

The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:



                                                                     Year Ended March 31
                                                                1999               1998                1997
                                                                ----               ----                ----
Loss for the year, Canadian GAAP                                $    (912,068)     $    (638,553)      $    (675,133)
Amortization of deferred development costs                             14,822             14,822              14,822
Adjustment for stock based compensation -
    non employees                                                    (574,868)          (123,226)           (190,351)

                                                                   (1,472,114)          (746,957)           (850,662)
----------------------------------------------------------- ------------------ ------------------ -------------------
Loss per share, U.S. GAAP                                       $       (0.10)     $       (0.06)       $      (0.07)
----------------------------------------------------------- ------------------ ------------------ -------------------


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

Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                                     Year ended March 31
                                                              1999              1998             1997
                                                              ----              ----             ----
Pro forma loss, U.S. GAAP                                     $  (1,785,577)    $   (784,485)    $   (875,991)
Pro forma loss per share, U.S. GAAP                           $       (0.12)    $      (0.06)    $      (0.07)


                            CRYOPAK INDUSTRIES INC.
                   Notes to Consolidated Financial Statements
                            March 31, 1999 and 1998
                          (Stated in Canadian Dollars)


18.   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES
      (Cont'd)

The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:


                                                                           Year Ended March 31
                                                                     1999                        1998
                                                                     ----                        ----
Assets                                                               $ 2,018,172                  $ 1,330,947
Share Capital                                                         10,257,319                    7,485,544
Deficit                                                               (9,400,181)                  (7,987,693)


The impact of significant variations to U.S. GAAP on the Consolidated Statements of Changes in Financial Position items are as follows:

                                                                     Year Ended March 31
                                                           1999               1998               1997
                                                           ----               ----               ----
Cash used in operating activities
   - Canadian and US GAAP                                  $      (1,173,954) $        (463,242) $        (669,363)
---------------------------------------------------------- ------------------ ------------------ ------------------
Cash provided by financing activities
   - Canadian GAAP                                                 1,839,945            954,233            637,624
Issue of shares                                                     (101,000)           (47,970)           (56,560)
Liabilities settled by issue of company shares                             -                  -             56,560
Dividends paid by issue of company shares                             63,600             47,970                  -
Finders fee paid by issue of company shares                           37,500                  -                  -
---------------------------------------------------------- ------------------ ------------------ ------------------
Cash provided by financing activities
   - US GAAP                                                       1,839,945            954,233            637,624
---------------------------------------------------------- ------------------ ------------------ ------------------
Cash used in investing activities
   - Canadian GAAP and US GAAP                             $         (29,109) $        (486,740) $          (2,140)
---------------------------------------------------------- ------------------ ------------------ ------------------

                            CRYOPAK INDUSTRIES INC.
                  Consolidated Schedules of Operating Expenses
                              Year Ended March 31
                          (Stated in Canadian Dollars)

                                                                                                  Schedule 1
                                                               1999              1998              1997
                                                               ----              ----              ----

Bad debts                                                      $  53,529          $ 29,125          $  7,245
Commissions                                                        4,144               520               884
Corporate printing, financial and public relations               117,043            85,181           138,150
Depreciation and amortization                                     72,958            77,783            79,564
Foreign exchange                                                  20,640            10,876             1,355
Interest and bank charges                                         41,746            15,301            16,549
Interest on capital lease obligation                              38,912             2,595             3,434
Management fees                                                  220,000           220,000           220,000
Marketing                                                        201,347            57,944            87,337
Office supplies and stationery                                    80,250            68,798            58,197
Professional fees                                                 98,867            56,291            74,399
Rent                                                              53,915            52,861            52,459
Royalties                                                         53,328            51,258            44,903
Salaries and benefits                                            151,146           126,769           117,960
Storage                                                            4,507            10,459             9,899
Telephone                                                         37,790            41,994            50,748
Travel and entertainment                                         180,770            97,769           155,138
Vehicle                                                           17,564            18,032            12,602
------------------------------------------------------- ----------------- ----------------- -----------------
                                                              $1,448,456       $ 1,023,556       $ 1,130,823
------------------------------------------------------- ----------------- ----------------- -----------------

                            CRYOPAK INDUSTRIES INC.
         Consolidated Schedule of Allowance for Uncollectible Accounts
                              Year Ended March 31
                          (Stated in Canadian Dollars)

                                                                                      Schedule 2

Balance, March 31, 1996                                                                $  56,026
Accounts receivable written off during the year                                           37,836
Additional allowance provided                                                              6,720
---------------------------------------------------------------------------- --------------------
Balance, March 31, 1997                                                                   24,910
Accounts receivable written off during the year                                          (24,910)
Additional allowance provided                                                             21,155
---------------------------------------------------------------------------- --------------------
Balance March 31, 1998                                                                    21,155
Additional allowance provided                                                             53,529
---------------------------------------------------------------------------- --------------------
Balance, March 31, 1999                                                                $  74,684
---------------------------------------------------------------------------- --------------------

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

Item 19. Financial Statements and Exhibits

                                  EXHIBIT INDEX

           Exhibit 1                         Private Placement Memorandum*
           Exhibit 3
                 Exhibit 3.1                 Articles of Incorporation - Cryopak Industries Inc.*
                 Exhibit 3.2                 Articles of Amendment*
                 Exhibit 3.3                 Articles of Incorporation - B.C., Ltd.*
                 Exhibit 3.4                 Articles of Incorporation - Consort Energy Corp.*
           Exhibit 10
                 Exhibit 10.1                Consulting Agreement*
                 Exhibit 10.2                Client Agreement*
                 Exhibit 10.3                Lease Agreement*
           Exhibit 23
                 Exhibit 23.1                Consent of Independent Auditor
           Exhibit 27                        Financial Data Schedule
           Exhibit 99
                 Exhibit 99.1                Patent*
                 Exhibit 99.2                Certificate of Name Change*
                 Exhibit 99.3                Discussion of Physics of the Product*
                 Exhibit 99.4                University of British Columbia Evaluation*
                 Exhibit 99.5                Inchcape Testing Evaluation*
                 Exhibit 99.6                Abbott Labs Evaluation*
                 Exhibit 99.7                SmithKline Beecham Evaluation*
                 Exhibit 99.8                Northwest Airlines Evaluation*


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

                                                         CRYOPAK INDUSTRIES INC.


                                                               /s/ Harry Bygdnes
                                                               -----------------
                                                        Harry Bygdnes, President


     This offering statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Harry Bygdnes                                               5/8/00
-----------------                                               ------
Harry Bygdnes, Director                                         Date

/s/ Robert Leigh Jeffs                                          5/8/00
----------------------                                          ------
Robert Leigh Jeffs, Director                                    Date

/s/ Douglas R. Reid                                             5/8/00
-------------------                                             ------
Douglas R. Reid, Director                                       Date

/S/ Ross G. Morrison                                            5/8/00
--------------------                                            ------
Ross G. Morrison, Director                                      Date

/s/ John F. Morgan                                              5/8/00
------------------                                              ------
John F. Morgan, Director                                        Date

/s/ John A. McEwen                                              5/8/00
------------------                                              ------
John A. McEwen, Director                                        Date