Form 20-F/A
period 2000-03-31
CRYOPAK INDUSTRIES INC
filed 2000-06-06
CIK 915386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               FOURTH AMENDMENT TO
                                    FORM 20-F

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

                                      NONE
                                      ----

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

Item 1. Description of Business

Cryopak Industries Inc.

Overview of Business
--------------------

     Cryopak Industries Inc. ("Cryopak", the "Company") is in the business of manufacturing and selling thermal packaging solutions. The Company's Cryomat product is a patented, flexible, re-useable refrigerant product, which is sold as a standalone product or as part of a system (both corrugated and styrofoam). This product is typically an ice replacement. Cryomat is primarily shipped directly to the customers in response to purchase orders. The principal markets are seafood shipping, medical wraps and general thermal packaging. Over the last five years, the Company has experienced low but stable sales, largely to the seafood industry, and has suffered recurring losses from operations. The Company has focused on identifying key markets where the opportunity for significant sales volumes may exist or be created and has established certain key relationships with several groups that provide broader North American distribution. Cryopak's current major focus is on the food service and catering applications for the major airlines in Canada and the United States and the pharmaceutical industry. The Company has purchased a machine that Northland Ice-Gel Products Inc. operates which is located in Vancouver, British Columbia. The Company has a binding commercial verbal agreement with Northland. Written instructions are given to Northland for manufacturing requirements. Northland only acts as operator of the machine.

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

     The Company purchased a machine and placed it in the manufacturing facility of Northland Ice-Gel Inc. The Company instructs and pays Northland as to quantity as needed. Manufacturing, with this machine, began during the fiscal year ended March 31, 1999. This facility manufactures product to be delivered to the United States, Canada and the Pacific Rim. Sugar Foods produced the product from April, 1987 until April, 1999 under a contractual arrangement. The Company pays to Northland Custom Packaging a rate for providing the labor involved in the manufacture of its product. The rates used were verbally agreed to by both companies and is charged on a per piece basis. There is no minimum or maximum amount of product Northland is required to manufacture. The Company is responsible for the purchase, delivery, and payment of all raw materials. The machinery can be removed at any time if the Company is dissatisfied with Northland's performance. The machine is used solely for the manufacture of the Company's product and is not to be used by Northland for any other purposes. Cryopak purchased the machine by financing through a lease to manufacture Cryopak's patented ice blanket. This replaces entirely the manufacturing previously conducted by Sugar Foods.

     500,000 shares have been issued to NCK Holdings Inc, at a value of $0.30 per share ($150,000) in exchange for the assignment of an exclusive license for the use of the patents. This price was determined as the twenty day average of the trading value of the shares prior to issuance. The Company reflected this value in its share capital issued and a corresponding value was ascribed to the asset acquired. In addition there is a high likelihood that 3,000,000 may be issued if various performance parameters are met according to cash flow. This calculation will be made annually at the end of the year based on the audited financial statements. The following formula will be used to calculate the number of shares annually: ((Cumulative Cash Flow)/$0.30) - (Number of Shares Released to Date) = Shares

     The Company commenced a placement of 1,000,000 shares at Cdn$0.40 per share for a total of Cdn$400,000 on April 23, 1998. The offering included non-transferable warrants to purchase up to 1,000,000 additional shares for two years at Cdn$0.40 per share for the first year and Cdn$0.46 during the second year. The proceeds from this offering were used to reduce payables and for unallocated working capital and the offering was closed on June 26, 1998 with all shares sold. All shares were sold to Canadian and European individuals and entities.

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

     The Company's manufacturing activities are currently carried out by Northland Ice-Gel Inc. under the control of the Company. In addition, the Company contracts with that company to provide supervision and labor in the manufacturing activities. There is no written agreement between Cryopak and Northland Ice-Gel, Inc./Northland Custom Packaging Inc. pertaining to the use of Northland's property and its manufacture of our product. There is a Letter of Intent for the proposed acquisition of Northland. The Company is proposing to acquire Northland Ice-Gel and Northland Custom Packaging to ensure additional control over manufacturing operations and process and to expand its product line with a complementary product line. The consideration to be paid is approximately Cdn$3 million. The purchase price is payable primarily in cash and will include 667,000 common shares of the Company and 500,000 performance escrow shares to be earned out over five years. This provides adequate additional office space, product testing facilities, and allow complete monitoring and direct control of all manufacturing and production functions. The additional space acquired would be 10,000 square feet.

     Currently, the Company and Northland Ice-Gel Inc./Northland Custom Packaging Inc. are negotiating the terms of this acquisition and have not yet reached an agreement over fundamental issues. Once an agreement is reached, it must be approved by Cryopak's Board of Directors and by the Canadian Venture Exchange. A non-binding Agreement in Principle was signed in September of 1999 and no definitive agreement has been reached. Many details have yet to be agreed upon. As a result, management feels the acquisition is more likely not to occur.

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

                                    Year             Year              Year             Year            Year
                                    Ended            Ended             Ended            Ended           Ended
                                    March 31,        March 31,         March 31,        March 31,       March31,
                                    1999             1998              1997             1996            1995
                                    ----             ----              ----             ----            ----
Net Sales or Operating Revenues     $1,295,159       $1,161,442        $1,140,242       $965,912        $1,053,456
Income (Loss) from Continuing
 Operations                         (   912,068)     (    638,553)     (    675,133)    (912,390)       (799,428)
Income (Loss) from Continuing
 Operations per common share        (        0.06)   (         0.05)   (          0.06) (      0.09)    (      0.09)
Total Assets                          2,036,700        1,364,297            892,598      969,860         789,332
Long-Term Obligations and
 Redeemable Preferred Stock
     Capital Leases                      249,057          320,015                0                  0               0
     Redeemable Preferred Stock               0                      0                0             0               0
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


Cryopak (Canada) Corporation
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

                                                         CRYOPAK INDUSTRIES INC.


                                                               /s/ Harry Bygdnes
                                                               -----------------
                                                        Harry Bygdnes, President


     This offering statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Harry Bygdnes                                               6/2/00
-----------------                                               ------
Harry Bygdnes, Director                                         Date

/s/ Robert Leigh Jeffs                                          6/2/00
----------------------                                          ------

/s/ Douglas R. Reid                                             6/2/00
-------------------                                             ------

/s/ Ross G. Morrison                                            6/2/00
--------------------                                            ------
Ross G. Morrison, Director                                      Date

/s/ John F. Morgan                                              6/2/00
------------------                                              ------
John F. Morgan, Director                                        Date

/s/ John McEwen                                                 6/2/00
---------------                                                 ------
John A. McEwen, Director                                        Date