Form 20-F/A
period 2000-03-31
CRYOPAK INDUSTRIES INC
filed 2000-06-22
CIK 915386

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

     The Company purchased a machine and placed it in the manufacturing facility of Northland Ice-Gel Inc. The Company instructs and pays Northland as to quantity as needed. Manufacturing, with this machine, began during the fiscal year ended March 31, 1999. This facility manufactures product to be delivered to the United States, Canada and the Pacific Rim. Sugar Foods produced the product from April, 1987 until April, 1999 under a contractual arrangement. The Company pays to Northland Custom Packaging a rate for providing the labor involved in the manufacture of Cryopak's product. The rates used were verbally agreed to by both companies and is charged on a per piece basis. There is no minimum or maximum amount of product Northland is required to manufacture. The Company is responsible for the purchase, delivery, and payment of all raw materials. The machinery can be removed at any time if the Company is dissatisfied with Northland's performance. The machine is used solely for the manufacture of the Company's product and is not to be used by Northland for any other purposes. Cryopak purchased the machine by financing through a lease to manufacture Cryopak's patented ice blanket. This replaces entirely the manufacturing previously conducted by Sugar Foods.

     As  disclosed in Note 16 to the  financial  statements  the Company  issued
500,000 common shares in 1989 pursuant to the acquisition of a license. The value of $0.30 per share was determined as the twenty day average of the trading value of shares prior to issue. The Company reflected this value ($150,000) in its share capital issued and a corresponding value was ascribed to the asset acquired.

     The Company is obligated to issue an additional 3,000,000 common shares based upon the following formula of cash flow:

     Cumulative Cash Flow/$0.30-Number of Shares issued to Date

     The calculation is to be made annually based upon the audited financial statements. Cash flow, per the agreement, is defined as cumulative net profit of Cryopak (Canada) Corporation after tax in any given fiscal year of the Company on a consolidated basis with all subsidiaries of Cryopak (Canada) Corporaiton after the addition back of non-cash items such as depreciation, depletion, deferred taxes and other appropriate non-cash adjustments, as calculated by the Company's auditors. To date the Company has not attained the required cash flow to issue additional shares.

     In the opinion of management, there is a high likelihood of attaining the cash flow required to issue the remaining 3,000,000 common shares by the end of 2005.

     The remaining shares, as and when issued, will be recorded at their fair market value and the income statement will record an expense in the same amount. The obligation to issue the shares will be included in the earnings per share calculations.

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

     The Company's manufacturing activities are currently carried out by Northland Ice-Gel Inc. under the control of the Company. In addition, the Company contracts with that company to provide supervision and labor in the manufacturing activities. There is no written agreement between Cryopak and Northland Ice-Gel, Inc./Northland Custom Packaging Inc. pertaining to the use of the Company's machine located on Northland's property and Northland's manufacture of our product. There is a Letter of Intent for the proposed acquisition of Northland. The Company is proposing to acquire Northland Ice-Gel and Northland Custom Packaging to ensure additional control over manufacturing operations and process and to expand its product line with a complementary product line. The consideration to be paid would be approximately Cdn$3 million. The purchase price would be payable primarily in cash and would include 667,000 common shares of the Company and 500,000 performance escrow shares to be earned out over five years. This acquisition would provide adequate additional office space and product testing facilities, and would allow complete monitoring and direct control of all manufacturing and production functions. The additional space acquired would be 10,000 square feet.

     Currently, the Company and Northland Ice-Gel Inc./Northland Custom Packaging Inc. are negotiating the terms of this acquisition and have not yet reached an agreement over fundamental issues. If an agreement is reached, it must be approved by Cryopak's Board of Directors and by the Canadian Venture Exchange. A non-binding Agreement in Principle was signed in September of 1999 and no definitive agreement has been reached. Many details have yet to be agreed upon. As a result, management feels the acquisition is more not likely to occur.

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

Signed "Hay & Watson"

Chartered Accountants

Vancouver, BC
June 11, 1999

CRYOPAK INDUSTRIES INC.
Consolidated Balance Sheets
March 31
(Stated in Canadian Dollars)

                                                                     1999               1998
                                                                     ----               ----
ASSETS

Current
  Cash                                                                   $  640,299          $   3,417
  Accounts receivable, net of allowance for uncollectible
  Inventory (Note 3)                                                         20,608             36,757
  Prepaid expenses                                                           14,075             12,196
  Due from employees                                                         24,448             32,117
----------------------------------------------------------------- ------------------ ------------------
                                                                          1,060,213            421,773
Term deposit - Restricted (Note 4)                                          125,649            119,609
Investments (Note 5)                                                             75             25,442
Capital Assets (Note 6)                                                     429,652            416,945
Advance to Related Company (Note 7)                                          48,868             70,572
Intangibles (Note 8)                                                        372,243            429,565
----------------------------------------------------------------- ------------------ ------------------
                                                                        $ 2,036,700        $ 1,364,297
----------------------------------------------------------------- ------------------ ------------------

LIABILITIES

Current
  Accounts payable and accrued liabilities                               $  276,966         $  532,440
  Note payable (Note 9)                                                           -            350,000
  Current portion of capital lease obligation                                84,544             80,174
----------------------------------------------------------------- ------------------ ------------------
                                                                            361,510            962,614
Capital Lease Obligation (Note 10)                                          249,057            320,015
Deferred Income Taxes                                                        20,467             20,467
----------------------------------------------------------------- ------------------ ------------------
                                                                            631,034          1,303,096
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
----------------------------------------------------------------- ------------------ ------------------


APPROVED BY THE BOARD:

/s/ Harry Bygdnes
-----------------
Director

/s/ R. Leigh Jeffs
------------------
Director

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Loss and Deficit
Year Ended March 31
(Stated in Canadian Dollars)


                                                                 1999             1998             1997
----------------------------------------------------------- ---------------- ---------------- ---------------
Sales                                                           $ 1,295,159      $ 1,161,442     $ 1,140,242
Cost of goods sold                                                  746,285          763,018         675,706
----------------------------------------------------------- ---------------- ---------------- ---------------
Gross profit                                                        548,874          398,424         464,536
Operating expenses (Schedule 1)                                   1,448,456        1,023,556       1,130,823
----------------------------------------------------------- ---------------- ---------------- ---------------
Operating loss                                                (    899,582)    (    625,132)   (    666,287)
----------------------------------------------------------- ---------------- ---------------- ---------------
Other (Income) Expenses
  Filing, listing and transfer agent fees                            25,289           20,321          17,006
  Other income                                               (      12,803)  (        6,900)               (
----------------------------------------------------------- ---------------- ---------------- ---------------
                                                             (      12,486)   (      13,421)               (
                                                                                                      8,846)
----------------------------------------------------------- ---------------- ---------------- ---------------
Loss before income taxes                                      (    912,068)    (    638,553)   (    675,133)
----------------------------------------------------------- ---------------- ---------------- ---------------
Net loss for the year                                         (    912,068)    (    638,553)   (    675,133)
Dividends paid on Class A Preferred Shares                   (      63,600)   (      47,970)               -
----------------------------------------------------------- ---------------- ---------------- ---------------
Net loss for the year attributable to common
   Shareholders                                               (    975,668)    (    686,523)   (    675,133)
Deficit, beginning of year                                     ( 7,831,117)     ( 7,144,594)    ( 6,469,461)
----------------------------------------------------------- ---------------- ---------------- ---------------
Deficit, end of year                                          $( 8,806,785)    $( 7,831,117)   $( 7,144,594)
----------------------------------------------------------- ---------------- ---------------- ---------------
Loss per share                                                    $    0.07        $    0.05       $    0.06
----------------------------------------------------------- ---------------- ---------------- ---------------
Weighted average common shares outstanding                       14,937,561       12,597,083      11,691,097
----------------------------------------------------------- ---------------- ---------------- ---------------


CRYOPAK INDUSTRIES INC.
Schedule of Dividends Paid on Class A Preferred Shares
(Stated in Canadian Dollars)

Year End                                         Number of Common                Amount
                                                 Shares Issued
----------------------------------- ---------------------------- --------------------------
March 31, 1997                                                -                          -
March 31, 1998                                           96,908                    $47,970
March 31, 1999                                          159,199                     63,600
----------------------------------- ---------------------------- --------------------------


The fair value of the shares issued as dividends was determined each year by reference to the average trading price of the common shares for twenty business days prior to the Company's year end.

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Changes in Financial Position
Year Ended March 31
(Stated in Canadian Dollars)

                                                                    1999            1998            1997
-------------------------------------------------------------- --------------- --------------- ---------------
Operating Activities
  Net loss for the year                                         $(   912,068)   $(   638,553)   $(   675,133)
  Adjustment for:
    Depreciation and amortization                                     114,730          77,783          79,564
    Loss from short term investment                                        25               -               -
  Changes in non-cash working capital
    Proceeds from (repayment of) advances - related                         -           4,789   (     15,815)
    (Increase) decrease in accounts receivable                   (   143,106)   (     75,603)           3,290
    Decrease (increase) in amount due from employees                    7,669           8,001   (     29,900)
    Decrease in inventory                                              16,149              22          15,404
    (Increase) decrease in prepaid expenses                    (       1,879)           3,466  (       6,186)
    (Decrease) increase in accounts payable                      (   255,474)         156,853   (     40,587)
-------------------------------------------------------------- --------------- --------------- ---------------
  Cash used in operating activities                               (1,173,954)    (   463,242)    (   669,363)
-------------------------------------------------------------- --------------- --------------- ---------------
Financing Activities
    Issue of shares                                                 2,392,733         291,890         586,870
    Share issue costs                                           (     72,600)
    Shares returned to treasury                                             -  (       8,000)               -
    Liabilities settled by issue of company shares                          -               -          56,560
    (Repayment of) proceeds from note payable and capital        (   416,588)         718,313   (      5,806)
    Bank overdraft                                                          -               (             834
    Payment of dividend                                              (63,600)   (     47,970)               -
-------------------------------------------------------------- --------------- --------------- ---------------
  Cash provided by financing activities                             1,839,945         953,399         638,458
-------------------------------------------------------------- --------------- --------------- ---------------
Investing Activities
    Acquisition of capital assets                               (     44,773)    (   387,227)    (    20,811)
    Advances from related company                                      21,704          20,096          18,671
    Term deposit - restricted                                  (       6,040)    (   119,609)               -
-------------------------------------------------------------- --------------- --------------- ---------------
  Cash used in investing activities                             (     29,109)    (   486,740)   (      2,140)
-------------------------------------------------------------- --------------- --------------- ---------------
Increase (Decrease) in Cash                                           636,882           3,417    (    33,045)
Cash, Beginning of Year                                                 3,417               -          33,045
-------------------------------------------------------------- --------------- --------------- ---------------
Cash, End of Year                                                   $ 640,299         $ 3,417         $     -
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

     Revenue Recognition
     -------------------

     Sales are recognized upon shipment of products.


3.   INVENTORIES


                                                            1999               1998
                                                            ----               ----
Raw material                                                $   5,348
Finished goods                                                 15,260             36,757
-------------------------------------------------- ------------------- ------------------
                                                            $  20,608          $  36,757
-------------------------------------------------- ------------------- ------------------


4.   TERM DEPOSIT

     The term deposit is held by the Canadian Western Bank as security on lease financing for a machine acquired in 1998 (Note 10).

5.   INVESTMENTS


                                                                                1999            1998
                                                                                ----            ----
Marketable securities - market value at March 31, 1999 - $75 (1998
Artwork                                                                              -             25,342
--------------------------------------------------------------------- ----------------- ----------------
                                                                                $   75          $  25,442
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

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)


6.   CAPITAL ASSETS

                                                                1999
                                                                Accumulated      Net Book
                                                  Cost          Depreciation     Value
                                                  ----          ------------     -----
Artwork                                           $ 25,342           $    -      $ 25,342
Computer Hardware                                   36,698           27,478         9,220
Computer Software                                    2,215            1,084         1,131
Furniture and Fixtures                              59,696           56,907         2,789
Motor Vehicle under Capital Lease                   40,594           28,759        11,835
Machinery under Capital Lease                      399,279           39,928       359,351
Machinery                                           18,445            1,844        16,601
Office Equipment                                     4,113              730         3,383
--------------------------------------------- ------------- ---------------- -------------
                                                  $586,382        $ 156,730      $429,652



                                                                1998
                                                                Accumulated      Net Book
                                                  Cost          Depreciation     Value
                                                  ----          ------------     -----
Computer Hardware                                 $ 45,852        $  34,168      $ 11,684
Computer Software                                    2,544            2,419           125
Furniture and Fixtures                              80,967           78,252         2,715
Motor Vehicle under Capital Lease                   40,594           23,686        16,908
Machinery under Capital Lease                      383,943                -       383,943
Office Equipment                                     2,099              529         1,570
--------------------------------------------- ------------- ---------------- -------------
                                                  $555,999        $ 139,054      $416,945


7.   ADVANCE TO RELATED COMPANY

                                                           1999             1998               1997
                                                           ----             ----               ----
Balance, beginning of year                                 $ 70,572         $  90,668          $ 109,339
Interest charge for the year                                  4,696             6,304              7,729
Payments received                                           (26,400)          (26,400)           (26,400)
------------------------------------------------- ------------------ ----------------- ------------------
Advance to N.C.K. Holdings Inc.                            $ 48,868          $ 70,572           $ 90,668
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

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)


8.   INTANGIBLES


                                                                1999                           1998
                                                                Accumulated      Net Book      Net Book
                                                  Cost          Depreciation     Value         Value
                                                  ----          ------------     -----         -----
Incorporation Cost                                $  3,111          $     -      $  3,111      $  3,111
Deferred Development Costs                         114,017           95,489        18,528        33,350
Patent Licence                                     566,323          291,497       274,826       308,140
Goodwill                                           156,155           80,377        75,778        84,964
--------------------------------------------- ------------- ---------------- ------------- -------------
                                                  $839,606        $ 467,363     $ 372,243      $429,565
--------------------------------------------- ------------- ---------------- ------------- -------------


9.   NOTE PAYABLE

                                                                              1999         1998
                                                                              ----         ----
Note payable to a company related by two directors in common, bearing interest at the rate of 12% per annum, secured by a general security
agreement on all the Company's assets, fully repaid during the year.          $    -       $ 350,000
------------------------------------------------------------------------ --------------- ---------------


10.  CAPITAL LEASE OBLIGATIONS


                                                                                   1999           1998
                                                                                   ----           ----
Capital lease obligation with interest at 10.25%, maturing November 1, 1999        $  17,990      $  25,231
Capital lease obligation with interest at 10.6%, maturing July 20, 2002 (Note 4)
Capital lease obligation with interest at 17%, maturing October 20, 2001              12,922              -
                                                                                     333,601        400,189
Less:  current portion                                                                84,544         80,174
-------------------------------------------------------------------------- ----------------- --------------
                                                                                   $ 249,057      $ 320,015
-------------------------------------------------------------------------- ----------------- --------------


     The future minimum lease payments required are as follows:

2000                                      $  158,775
2001                                         121,449
2002                                         118,711
2003                                          38,293
2004                                               -


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
---------------------------------------------------------------------------------------------------


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)


11.  Share Capital (Cont'd)

                                                                    1997
                                                                    Number of
                                                                    Shares              Amount
                                                                    ------              ------
Balance, beginning of year                                          11,229,065          $6,699,998
---------------------------------------------------------------------------------------------------
Issued during the year
For cash, pursuant to the exercise of stock options                    647,255             242,070
For cash, pursuant to the exercise of warrants                         116,000              34,800
For cash, pursuant to private placements                               150,000              45,000
For settlement of debt                                                 102,836              56,560
---------------------------------------------------------------------------------------------------
                                                                     1,016,091             378,430
---------------------------------------------------------------------------------------------------
Balance, end of year                                                12,245,156          $7,078,428


Class A preferred shares, Series I
                                                              1999
                                                              Number of Shares          Amount
                                                              ----------------          ------
Balance, beginning and end of year                                         530           $ 530,000
------------------------------------------------------------ ------------------ -------------------


                                                                     1998
                                                                     Number of Shares           Amount
                                                                     ----------------           ------
Balance, beginning and end of year                                                530           $ 530,000


                                                                    1997
                                                                    Number of Shares     Amount
                                                                    ----------------     ------
Balance, beginning of year                                                 265           $ 265,000
Issued during the year for cash                                            265             265,000
------------------------------------------------------------ ------------------ -------------------
Balance, end of year                                                       530           $ 530,000
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
1,369,608


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)


11.  Share Capital (Cont'd)

     Share purchase warrant transactions for the respective years were as follows:


                                                                              No. of Warrants
                                                                              ---------------
Balance, August 31, 1996                                                           116,000
Warrants exercised during the year at $0.30 per share                             (116,000)
------------------------------------------------------------------------ ------------------
Balance, August 31, 1997                                                                 -
Issued pursuant to a private placement of common shares
       exercisable at $0.60 per share                                              250,000
------------------------------------------------------------------------ ------------------
Balance, August 31, 1998                                                           250,000
Issued pursuant to a loan guarantee exercisable at $0.40 - $0.46
Issued pursuant to a private placement of common shares
       exercisable at $0.40 - $0.46 per share                                    1,000,000
------------------------------------------------------------------------ ------------------
Balance, August 31, 1999                                                         1,369,608


12.  INCOME TAXES

     The Company has estimated losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:

2000                                                 $  296,801
2001                                                  1,089,726
2002                                                    658,014
2003                                                    710,475
2004                                                    599,008
2005                                                    649,840
2006                                                    882,657


13.  LEASES

     The minimum annual rental commitments for operating leases in effect at March 31, 1999 are as follows:

2000                                                     47,790
2001                                                     27,456
2002                                                      1,627


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


16.  CONTRACTUAL OBLIGATIONS

     Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc., for the acquisition of a license for the use of patents, the Company issued 500,000 common shares at a value of $0.30 each ($150,000). The Company is further obligated under the terms of the agreement to issue an additional 3,000,000 common shares based upon certain cumulative cash flow of its subsidiary, Cryopak Canada and its subsidiary.

     To date, the cash flow criteria of the agreement has not been attained and therefore no additional shares have been issued. The license will expire in 2025 at which time the obligation to issue any unissued additional shares will cease.

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

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)


18.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Cont'd)

     The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:

                                                                     Year Ended March 31
                                                                  1999               1998                1997
                                                                  ----               ----                ----
Loss for the year, Canadian GAAP                                  $(    912,068)     $(    638,553)      $(    675,133)
Amortization of deferred development costs                               14,822             14,822              14,822
Adjustment for stock based compensation -
   non employees                                                   (    574,868)      (    123,226)       (    190,351)
                                                                   (  1,472,114)      (    746,957)       (    850,662)
Loss per share, U.S. GAAP                                         $(       0.10)     $(       0.06)      $(          0.07)


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


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 1999 and 1998
(Stated in Canadian Dollars)



18.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Cont'd)

     The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:

                                                                             Year Ended March 31
                                                                      1999                        1998
                                                                      ----                        ----
Assets                                                                $  2,018,172                 $  1,330,947
Share Capital                                                           10,257,319                    7,485,544
Deficit                                                               (  9,400,181)                (  7,987,693)


     The impact of significant variations to U.S. GAAP on the Consolidated Statements of Changes in Financial Position items are as follows:

                                                                          Year Ended March 31
                                                              1999              1998               1997
                                                              ----              ----               ----
Cash used in operating activities
   - Canadian and US GAAP                                     $(  1,173,954)    $(     463,242)    $(     669,363)
Cash provided by financing activities
   - Canadian GAAP                                                 1,839,945            954,233            637,624
Issue of shares                                               (     101,000)     (      47,970)    (       56,560)
Liabilities settled by issue of company shares                             -                  -             56,560
Dividends paid by issue of company shares                             63,600             47,970                  -
Finders fee paid by issue of company shares                           37,500                  -                  -
Cash provided by financing activities
   - US GAAP                                                       1,839,945            954,233            637,624
Cash used in investing activities
   - Canadian GAAP and US GAAP                               $(      29,109)    $(     486,740)   $(        2,140)


CRYOPAK INDUSTRIES INC.
Consolidated Schedules of Operating Expenses
Year Ended March 31
(Stated in Canadian Dollars)


                                                                      Schedule 1

                                                              1999              1998              1997
                                                              ----              ----              ----
Bad debts                                                     $  53,529         $   29,125        $    7,245
Commissions                                                       4,144                520               884
Corporate printing, financial and public relations              117,043             85,181           138,150
Depreciation and amortization                                    72,958             77,783            79,564
Foreign exchange                                                 20,640             10,876             1,355
Interest and bank charges                                        41,746             15,301            16,549
Interest on capital lease obligation                             38,912              2,595             3,434
Management fees                                                 220,000            220,000           220,000
Marketing                                                       201,347             57,944            87,337
Office supplies and stationery                                   80,250             68,798            58,197
Professional fees                                                98,867             56,291            74,399
Rent                                                             53,915             52,861            52,459
Royalties                                                        53,328             51,258            44,903
Salaries and benefits                                           151,146            126,769           117,960
Storage                                                           4,507             10,459             9,899
Telephone                                                        37,790             41,994            50,748
Travel and entertainment                                        180,770             97,769           155,138
Vehicle                                                          17,564             18,032            12,602
                                                              $1,448,456        $1,023,556        $1,130,823


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