Form 20-F
period 2000-03-31
CRYOPAK INDUSTRIES INC
filed 2000-10-17
CIK 915386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

|_|  REGISTRATION   STATEMENT  PURSUANT  TO  SECTION  12(b)  _____  REGISTRATION
     STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For  the fiscal year ended March 31, 2000

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number _________________


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

                                 Title of Class

                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 18,706,315 common; 530 preferred as of March 31, 2000.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ X ] Item 18 [ ]

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

Item 1. Description of Business

Overview of Business
--------------------

Cryopak Industries Inc. ("Cryopak", the "Company") is in the business of supplying controlled temperature packing and packaging solutions. The Company's core Cryomat product is a patented, flexible, reusable refrigerant product, sold either as a standalone product or as a component of a designed system (both corrugated and styrofoam). This product can be used as a replacement for ice/dry ice or in conjunction therewith.

The principal markets for its products are the transportation of pharmaceuticals, perishables such as fruit and vegetables and seafood products, medical wraps and retail and general thermal packaging. Over the last five years, the Company has experienced low but stable sales, largely to the seafood and special thermal packaging industries. It has suffered recurring operating losses as the Company has focused on identifying key markets where the opportunities for significant sales volumes may exist or be created.

Historically, the Company manufactured its product through subcontractors under a contractual arrangement. On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc., its principal subcontractor for the manufacture of its product. Accordingly, the Company now owns and controls its own manufacturing facility. The Company also acquired Northland Ice Gel Inc., its sister company.

The acquisition of Northland Ice Gel Inc. and its sister company, Northland Custom Packaging Inc. (the "Northland companies") has, in addition to providing the Company with its own manufacturing capacity, allowed the Company to expand its product line to include gel products and to offer custom packaging services. These products and services are complementary to the company's existing product line.

The  Company  relies  upon  the  protection   offered  by  certain  patents  and
trademarks. The patents are expected to be in effect until 2008. The right to exploit the patents has been licensed to the Company for an indefinite term, and is critical to Cryopak's business. A royalty is payable to the licensor.

Company History
---------------

Cryopak Industries Inc. was incorporated in the province of British Columbia, Canada, on February 13, 1981 as 226896 B.C. Ltd. On March 30, 1981 the Company changed its name to Consort Energy Corp. The Company changed its name again, to International Consort Industries Inc., on April 30, 1990 and amended its name to Cryopak Industries Inc. on November 12, 1993. On January 3, 1996, Cryopak increased its authorized stock to a total of two hundred million (200,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock with no par value and one hundred million (100,000,000) shares of Class A Preferred Stock, no par value, of which one thousand five hundred (1,500) were designated Class A Convertible Voting Preference Shares, Series I. Cryopak has two subsidiaries. Cryopak (Canada) Corporation, a British Columbia, Canada, corporation, was incorporated on June 6, 1986 as 310302 B.C. Ltd. and changed its name to Cryopak (Canada) Corporation on September 22, 1987. Cryopak (International) Inc. is a Barbados corporation incorporated on August 29, 1995, which is currently inactive. Additionally, Cryopak (Canada) Corporation has a wholly-owned subsidiary, Cryopak Corporation, a Nevada corporation formed on March 20, 1987. It had a fifty percent interest in Cryopak (Alberta) Corporation, which was dissolved 1998.

The Company purchased a machine and placed it in the manufacturing facilities of the Northland companies. The Company controls the manufacturing process and instructs Northland as to the timing and quantity of its requirements.
Manufacturing with this machine began during the fiscal year ended March 31, 1999. This facility manufactures products to be delivered to the United States, Canada and the Pacific Rim. Sugar Foods produced the product from April 1987 until April 1999 under a contractual arrangement. The Company pays to Northland Custom Packaging Inc. a rate for providing the labor involved in the manufacture of Cryopak's product. These rates were verbally agreed to by both companies and are charged on a per piece basis. There is no minimum or maximum amount of product Northland is required to manufacture. The Company is responsible for the purchase, delivery, and payment of all raw materials. The equipment can be removed at the discretion of the Company. This equipment is used solely for the manufacture of the Company's product and is not to be used by Northland for any other purposes. Cryopak purchased the machine by lease financing. The arrangement with Sugar Foods has been terminated.

Subsequent to its year ended March 31, 2000 and on September 14, 2000, the Company acquired all the issued and outstanding shares of the Northland companies. See the section entitled Acquisition of the Northland Companies for details of the acquisition.

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

All of the Company's sales are to third-party customers. Sales to the United States for the years 1998, 1999, and 2000 are 67%, 90%, and 87% respectively. International sales are 32%, 7%, and 2% for 1998, 1999, and 2000 with the majority to one customer, Seafish Systems. Sales within Canada are 0%, 2%, and 10% for 1998, 1999, and 2000.

Three customers accounted for approximately 74%, 71%, and 54% of total sales for the financial years 1998, 1999, and 2000. They are Dura*Kold Corp., Polyfoam Packers, and Seafish Systems for 1998 and Dura*Kold Corp., Polyfoam Packers, and Wyeth-Ayerst Labs for 1999 and 2000.

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

In December 1997, the FDA introduced the HACCP ("Hazard Analysis Critical Control Point") program, a food handling guideline system endorsed by the FDA which was put into effect in December 1998. One portion of this program requires that airline food be stored at temperatures below 41 degrees Fahrenheit. Because the Company's testing in the airline industry had shown that food stored using its products remain below this level, this new regulation will have a positive impact on the Company's sales.

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

The Company had two 100% wholly-owned subsidiaries at March 31, 2000:

Cryopak (Canada) Corporation - is a British Columbia, Canada corporation and was incorporated on June 6, 1986 as 310302 B.C. Ltd. and changed its name to Cryopak (Canada) Corporation on September 22, 1987. It has a wholly owned subsidiary, Cryopak Corporation, a Nevada corporation formed on March 20, 1987. Additionally, it had a fifty percent (50%) interest in Cryopak (Alberta) Corporation, an Alberta, Canada corporation formed in November 17, 1992, which was dissolved in 1998. From inception until 1998, it has been handling all sales activities up to the point when the Company started manufacturing in Vancouver. From July 1998 onwards, it has been in charge of all sales to the United States and worldwide while the Company is responsible for all sales within Canada.

Cryopak (International) Inc. - is a Barbados corporation incorporated on August 29, 1995. It is inactive and there are no activities to date.

Acquisition of the Northland Companies
--------------------------------------

On September 14, 2000, the Company acquired two additional subsidiaries, Northland Ice Gel Inc. and Northland Custom Packaging Inc.

Northland Ice Gel Inc. - was incorporated on February 9, 1988 under the laws of the province of British Columbia. Its business is the manufacturing of gel products.

Northland Custom Packaging Inc. - was incorporated on February 3, 1993 under the laws of the province of British Columbia. Since 1998, it has carried out the manufacturing activities of Cryopak under the control of Cryopak. It will continue this manufacturing activity as well as its own product.

The acquisition has been approved by the Canadian Venture Stock Exchange and was concluded on the following terms:

     - A purchase price of Cdn$2 million, in addition to 666,66 shares of Cryopak Industries Inc.

     - Cryopak agrees to assume up to Cdn$200,000 in debt or, i Northland is debt-free, to increase the cash portion by Cdn$200,000.

     - An additional 500,000 Cryopak shares will be held in escrow. Their release will be dependent on the Northland companies meeting a target earnings before interest, tax, depreciation and amortization ("EBITDA") of $3.5 million over five years. If this target is met, all 500,000 shares will be release (100,000 in each year, based on an annual EBITDA of $700,000).

     - An appropriate employment contract has been reached between the principals, which ensures the cooperation of key leadership.

Northland manufactures hot and cold gel products sold under the private labels of major consumer brands. It also produces a product known as "Simply Cozy," which is distributed through K-Mart and "Equate," which is marketed through Wal-Mart in Canada. These products immediately expand Cryopak's presence in the retail-consumer market. Begun as a family business in 1989 with four employees, Northland now has 30 full-time employees and markets across the United States, Canada and around the world.

Item 2. Description of Property

Vancouver, British Columbia, Canada V6C2T6. Cryopak leases office space for its corporate headquarters totaling 2,039 square feet at a rate of Cdn$2,378.83 per month. The current lease expires on October 31, 2000. The Company is reaching maximum office capacity and will likely be seeking additional space prior to the expiry of the existing lease.

With the acquisition of the Northland companies, the Company plans to relocate its administrative, sales, and executive offices to the Northland offices at 1055 Derwent Way, Delta British Columbia. This relocation is anticipated to take place in the fourth quarter of the fiscal year ending March 31, 2001. Until that time, the Company will continue its current premises on a month to month lease. Additional executive offices will be maintained in Vancouver's downtown financial district. Northland Ice Gel Inc. leases 26,000 square feet of office and warehouse space at 1055 Derwent Way, Delta, British Columbia pursuant to a lease agreement which expires on January 31, 2005. The annual lease payments are Cdn$132,230 until July 31, 2002 and Cdn$137,693 thereafter.

Item 3. Legal Proceedings

Neither the Company nor any of its subsidiaries is a party to any legal proceedings at this time.


Item 4. Control of Registrant

The Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

The following table sets forth, as at July 31, 2000, the beneficial ownership of the Company's common stock by each person known by the Company to beneficially own more than 5% of the Company's common stock outstanding as of such date and by the officers and directors of the Company as a group. No one person or group owns more than 10% of the Company's common stock.

Title of Class            Identity of Person or Group                           Amount Owned    Percent of Class
--------------            ---------------------------                           ------------    ----------------
Common Shares             Exceptional Technologies Funds 3                           977,777                5.0%
Common Shares             Cryopak Industries (VCC) Inc.                            1,619,883                8.2%
Common Shares             Directors /Officers                                      1,674,885                8.6%


The Company does not know of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.


Item 5. Nature of Trading Market

The Company's common stock trades in Canada on the Canadian Venture Exchange and in the United States on the OTCBB. Non-Canadian investors are also able to trade the Company's stock on the Canadian Venture Exchange. As at March 31, 2000, 369 American shareholders comprising of 32.6% of its total outstanding shares, held stock in the company. The high and low sales prices (in Canadian dollars) for the Company's common stock on the Canadian Venture Exchange over the past two fiscal years are as follows:

Fiscal Quarter                                                       High                    Low
--------------                                                       ----                    ---
April - June 2000                                                    $1.00                  $0.58
January - March 2000                                                  1.50                   0.48
October - December 1999                                               0.75                   0.51
July - September 1999                                                 1.29                   0.76
April - June 1999                                                     1.15                   0.98
January - March 1999                                                  0.84                   0.74
October - December 1998                                               0.89                   0.55
July - September 1998                                                 0.62                   0.39
April - June 1998                                                     0.46                   0.36


Item 6. Exchange Controls and Other Limitations Affecting Security Holders

Except as discussed in Item 7 below, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of Common Shares. The Company is not aware of any limitations on the right of non-Canadian owners to hold or vote Common Shares imposed by Canadian federal or provincial law or by the Company.

The Investment Canada Act (the "Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

     1. if the investor is a non-Canadian and is not a resident of a World Trade Organization ("WTO") country, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000;

     2. if the investor is a non-Canadian and is a resident of a WTO member, any direct acquisition having an asset value exceeding $168,000,000 unless the business is involved in uranium production, financial services, transportation services or a cultural business.

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


Item 8. Selected Financial Data


                               Year Ended          Year Ended          Year Ended          Year Ended         Year Ended
                             March 31, 2000      March 31, 1999      March 31, 1998      March 31, 1997     March 31, 1996
                             --------------      --------------      --------------      --------------     --------------
Net sales                    $     1,592,901     $     1,295,159     $    1,161,442      $    1,140,242     $       965,912
Income (loss) from
  continuing operations           (1,349,454)           (912,068)          (638,553)           (675,133)           (912,390)
Income (loss) from
  continuing operations
  per common share                     (0.07)              (0.06)             (0.05)              (0.06)              (0.09)
Total assets                         300,839           2,036,700          1,364,297             892,598             969,860
Long-term obligations
  and redeemable
  preferred stock:
     Capital leases                  156,320             249,057            320,015                   -                   -
     Long-term debt                1,051,412                   -                  -                   -                   -
     Redeemable                            -                   -                  -                   -                   -
        preferred stock
Cash dividends                           N/A                 N/A                N/A                 N/A                 N/A
  declared per
  common share


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

     C. Under U.S. GAAP, stock based compensation to no employees must be recorded at the fair market value of the options and warrants granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option and warrant granted.

The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:


                                                                          Year Ended March 31
                                                                  2000                 1999                 1998
                                                                  ----                 ----                 ----
Loss for the year, Canadian GAAP                                  $  (1,328,987)       $    (912,068)       $    (638,553)
Amortization of deferred development costs                               14,822               14,822               14,822
Adjustment for stock based compensation -
   non employees                                                       (120,169)            (574,868)            (123,226)
Dividends paid on Class A Preferred Shares                              (63,600)             (63,600)             (47,970)

Loss for the year, U.S. GAAP                                         (1,497,934)          (1,535,714)            (794,927)
Loss per share, U.S. GAAP                                         $       (0.08)       $       (0.10)       $       (0.06)


Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                                          Year ended March 31
                                                                2000                 1999                 1998
                                                                ----                 ----                 ----
Pro forma loss, U.S. GAAP                                       $  (2,586,084)       $  (1,785,577)       $     (784,485)
Pro forma loss per share, U.S. GAAP                             $       (0.14)       $       (0.12)       $        (0.06)


The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:

                                                                    Year Ended March 31
                                                                 2000                 1999
                                                                 ----                 ----
Assets                                                           $     3,198,634      $    2,018,172
Share Capital                                                         10,714,406          10,257,319
Deficit                                                              (10,323,246)         (9,400,181)


As of August 31, 2000, the exchange rate between the United States and Canada was US$1.00 per Cdn$1.4806. Over the Company's past five fiscal years, the exchange rate per US$1.00 has varied as follows:


Fiscal Year Ended                   Rate at Year End         Average Rate             Low Rate           High Rate
-----------------                   ----------------         ------------             --------           ---------
March 31, 2000                               $1.4494              $1.4743              $1.4378             $1.5175
March 31, 1999                               $1.5092              $1.4023              $1.3669             $1.4639
March 31, 1998                               $1.4166              $1.3609              $1.3306             $1.3843
March 31, 1997                               $1.3843              $1.3629              $1.3282             $1.3987
March 31, 1996                               $1.3632              $1.3824              $1.3408             $1.4235


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and notes thereto included with this Form 20-F. Except for the historical information contained herein, the discussion in this filing contains certain forward-looking statements that involve risk and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The Company's actual results could differ materially from those discussed here.

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

                                                 2000                          1999                         1998
                                                 ----                          ----                         ----
Sales                                       100%     $  1,592,901        100%     $  1,295,159        100%     $  1,161,442
Cost of sales                                47%          755,312         57%          746,285         66%          763,018
Gross profit                                 53%          837,589         43%          548,874         34%          398,424
Selling & administrative costs              137%        2,187,043        113%        1,460,942         89%        1,036,977
Net loss                                     83%    $ (1,328,987)         70%     $   (912,068)        55%     $   (638,553)


Sales have been increasing steadily over the last three years, showing increases of 23 % in 2000, 11.5% in 1999, and 1.8% in 1998. Over the prior year, the Company has been seeking out markets capable of producing large sales volumes with high gross margins.

Cost of Sales and Gross Margins
-------------------------------

The Company's cost of sales was 47% in 2000, 57% in 1999, and 66% in 1998. The cost of sales has been steadily decreasing because the cost of manufacturing has decreased since Northland Custom Packaging Inc. has taken over the manufacturing process.

Additionally, in order to encourage sales to the Asian and Australian/New Zealand markets, the Company reduced its selling price temporarily in 1998. This resulted in an increase in cost of sales as a percentage of sales. Sales efforts to those regions have ceased because of their weakened currencies. Sales efforts will resume when more favorable exchange rates occur.

By acquiring its own equipment and exercising greater control over the manufacturing process, the Company has reduced its cost of production. The
Company expects higher gross margins and correspondingly lower costs of manufacturing in future years.

Selling and Administrative Costs
--------------------------------

The Company's selling and administrative costs were 137% of sales in 2000, 113% in 1999, and 89% in 1998. The costs were high relative to sales. These costs were related to:

     1.   the Company's marketing and financing activities;

     2. identifying prospective target industry groups such as the pharmaceutical industry, transportation of fresh food and produce, and airline in-flight services, all of which require specific thermal packaging solutions;

     3. assisting prospective customers in product testing and developing implementation strategies; and

     4. developing and designing of thermal packaging solutions to meet prospective customer needs.

The Company is faced with a sales cycle of up to 2-1/2 to 3 years. Accordingly, the Company must spend considerable amounts of money on its marketing efforts before realizing significant sales. The Company has invested in its marketing program and financed these costs through the equity markets. The Company anticipates that sales will increase in 2001 for the following reasons:

     1. Wyeth-Ayerst has approved Cryopak as a key component of their packaging for all temperature sensitive products.

     2. The sales cycle with other pharmaceutical companies is moving through the completion of testing to the purchase stage. It is anticipated that the prospective purchasers such as SmithKline Beecham and Aradigm will place purchase orders.

     3.   The retail contract signed with I.I.D.A. will result in new sales.

     4. Changes to our inside sales department and customer service department should result in growth for our base business.

Liquidity
---------

The Company has relied upon its ability to raise capital to finance its ongoing operating losses and capital asset requirements. The Company issued stock and received funds totaling $717,786 in 2000, $2,392,000 in 1999, and $291,890 in
1998.

During the year ended March 31, 2000, the Company received a partial advance for an unsecured convertible loan in the amount of Cdn$3,637,500 bearing interest of 10% per annum. The terms are more fully described in Note 10 of the financial statement for the year ended March 31, 2000. During the year ended March 31, 2000, the total advances received were Cdn$1,455,000. The balance of the funds totaling Cdn$2,182,500 were received in April and May 2000. Of the total net proceeds received of Cdn$3,273,750, Cdn$2.2 million was used to finance the acquisition of the Northland companies. The remaining funds were available for general corporate purposes.

Capital Resources
-----------------

The Company has financed capital expenditures in 1998 with a capital lease. Such financing was Cdn$368,313 in 1998. At March 31, 2000, the Company had no specific commitments to make further capital expenditures.

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

Collectibility of Accounts
--------------------------

The Company carefully monitors the collection of all accounts and the granting of credit. As a result of this policy, the Company has experienced no material credit losses and does not anticipate future losses to be material. The Company will continue its close monitoring of credit.

Currency Fluctuation Risk
-------------------------

Approximately 87% of the Company's sales revenue is in US Dollars and substantially all of its costs of sales and administrative costs are in Canadian dollars. Its marketing costs including travel and consulting costs are incurred in the country of origin. The Company monitors exchange rates but had not taken action to date to reduce its exposure to significant fluctuations in currency exchange rates. Management will review its exposure and will take such remedial steps, as it considers necessary.

Interest Rate Risk
------------------

The Company's interest expenses and income are subject to changes in interest rates. Management has determined that fluctuations of up to 10% in interest rates would not materially affect its financial position or results of operations.

At March 31, 2000, the Company had entered into an unsecured convertible loan agreement in the amount of $3,637,500 bearing interest at 10% per annum maturing February 24, 2003. As at March 31, 2000, $1,455,000 has been advanced under the loan with the balance advanced subsequent to the year end. See to Note 10 in financial statements.

As at March 31, 2000, the capitalized amount owing under long-term lease contracts was $266,102 with fixed interest until maturity. See Note 11 of financial statements.


Item 10. Directors and Officers of Registrant

The table below is a list of all directors and officers of the Company as at August 31, 2000. All directors have a term of one year. Directors are elected at each annual general meeting of the Company. The terms for President, CFO and Secretary are indefinite.

Name                          Positions Held             Term of Office                   Arrangements
----                          --------------             --------------                   ------------
Harry Bygdnes                 President                  1981 to Present                  None
                              Director                   1981 to Present
Robert Leigh Jeffs            CFO                        March 1999 to Present            None
                              Director                   June 1990 to Present
Douglas R. Reid               Director                   June 1990 to Present             None
John F. Morgan                Director                   March 1999 to Present            None
John McEwen                   Director                   August 1995 to Present           None
Ross Morrison                 Director                   April 1999 to Present            None
Harley D. Sinclair            Secretary                  November 1995 to Present         None


Item 11. Compensation of Directors and Officers

During the Company's last fiscal year ended March 31, 2000, the Company paid an aggregate of Cdn$382,000 to its officers. Three directors were paid $370,000 for management services and one director was paid $12,000 for consulting and accounting services. The Company's directors do not receive a salary, but are paid for out-of-pocket expenses incurred as directors of the Company. Both the Company's officers and its directors have received options for the Company's common stock at various exercise prices based upon the average trading price for the ten trading days prior to the grant date. There are no amounts set aside or accrued during the last fiscal year to provide pension, retirement or similar benefits for the directors and officers pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.

Name of Director/Officer            Amount Paid                      Reason
------------------------            -----------                      ------
Harry Bygdnes                       $110,000                         Management fees
R. Leigh Jeffs                      $110,000                         Management fees
John F. Morgan                      $150,000                         Management fees
Douglas R. Reid                     $  12,000                        Accounting & advisory services


Item 12. Options to Purchase Securities from Registrant or Subsidiaries

As of March 31, 2000, the following options, all exercisable for shares of the Company's common stock, were outstanding:

No. of Shares              Exercise Price Expiry Date
-------------              --------------------------
  100,000                  $   0.40 June 26, 2000
  390,000                      0.82 August 17, 2000
  343,000                      0.64 January 7, 2001
  160,000                      0.82 February 11, 2001
  290,000                      0.86 April 21, 2001
  250,000                      0.75 September 3, 2001
   40,000                      0.75 September 3, 2003
  750,000                      0.76 March 19, 2004
  732,000                      0.57 February 1, 2005
   50,000                      0.65 February 1, 2005
  225,000                      0.46 May 13, 2000
  135,000                      0.46 May 29, 2000
  265,000                      0.46 June 3, 2000
  125,000                      0.46 June 17, 2000
   72,000                      1.00 April 23, 2001
  150,000                      1.15 June 21, 2001
4,077,000


The total amount of securities called for by all such options held by directors and officers of the Company, as a group, is 3,265,000.


Item 13. Interest of Management in Certain Transactions

Over the past three fiscal years, the Company has given unsecured cash advances to NCK Holdings Inc. ("NCK"), which is owned by Harry Bygdnes and Leigh Jeffs, directors of the Company. These advances have included Cdn$70,572 during the fiscal year ended March 31, 1998; Cdn$48,868 during the fiscal year ended March 31, 1999; and $25,433 during the fiscal year ended March 31, 2000. The unsecured cash advances were paid against royalties, which were less than anticipated. NCK is currently repaying the loan at a rate of Cdn$2,200 per month which amount includes eight percent annual interest.

The Company has paid management fees and royalties to NCK. The management fees were paid in exchange for management services and the royalties were in exchange for the rights to the patent for the Cryomat product. Over the past three fiscal years, these fees and royalties have been paid as follows:

Fiscal Year Ended                                      Management Fees                Royalties
-----------------                                      ---------------                ---------
March 31, 2000                                         $     220,000                  $  33,552
March 31, 1999                                               220,000                     26,261
March 31, 1998                                               220,000                     26,289


                                    PART III

Item 15. Defaults Upon Senior Securities

Neither the Company nor its subsidiaries have defaulted in the payment of principal, interest, sinking or purchase fund installment, or any other material defaults. There is no material arrearage in the payment of dividends to any class of preferred stock.

Item 16. Changes in Securities and Changes in Security for Registered Securities

The Company has not modified the rights of the holders of any class of registered securities. There have not been any issuance or modification of any other class of securities that would limit or qualify the rights of the holders of a registered security.


                                     PART IV

Item 17. Financial Statements


                                     FORM 61

                                QUARTERLY REPORT


Incorporated as part of:                        |X|        Schedule A
                                                |X|| |     Schedules B & C

                                               (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:                                 CRYOPAK INDUSTRIES INC.
ISSUER ADDRESS:                                 Suite 1120, 625 Howe Street
                                                Vancouver, British Columbia
                                                V6C 2T6
CONTACT PERSON:                                 Laila Yee
CONTACT'S POSITION:                             Office Manager
CONTACT TELEPHONE NUMBER:                       (604) 685-3616
FOR QUARTER ENDED:                              March 31, 2000
DATE OF REPORT:                                 July 31, 2000

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

R. LEIGH JEFFS                  /s/ R. Leigh Jeffs            2000/08/01
--------------                  ------------------            ----------
NAME OF DIRECTOR                  SIGN (TYPED)            DATE SIGNED (YY/MM/DD)


DOUGLAS R. REID                /s/ Douglas R. Reid             2000/08/01
---------------                -------------------             ----------
NAME OF DIRECTOR                  SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

                             CRYOPAK INDUSTRIES INC.


                        Consolidated Financial Statements
                            Year Ended March 31, 2000
                        and Independent Auditors' Report

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
Cryopak Industries Inc.

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flow for each of the years in the three year period ended March 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2000 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ Hay & Watson
----------------
Chartered Accountants

Vancouver, BC
June 9, 2000


              COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS ON
                        CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated June 9, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.

/s/ Hay & Watson
----------------
Chartered Accountants

Vancouver, BC
June 9, 2000

CRYOPAK INDUSTRIES INC.
Consolidated Balance Sheets
March 31
(Stated in Canadian Dollars)

                                                                       2000               1999
                                                                       ----               ----
ASSETS
Current
  Cash                                                                 $    1,361,876     $       640,299
  Accounts receivable, net of allowance for uncollectible
    accounts of $56,416 (1999 - $74,684)                                      384,556             332,467
  Inventory (Note 3)                                                          169,044              20,608
  Prepaid expenses                                                             20,882              14,075
  Due from employees                                                           24,000              24,448
                                                                            1,960,358           1,031,897
Term deposit - Restricted (Note 5)                                            132,074             125,649
Investments (Note 6)                                                               75                  75
Capital Assets (Note7)                                                        407,255             429,652
Advances to Related Company (Note 8)                                          193,656              77,184
Intangibles (Note 9)                                                          314,921             372,243
                                                                       $    3,008,339      $    2,036,700
LIABILITIES
Current
  Accounts payable and accrued liabilities                             $      556,372      $      276,966
  Current portion of capital lease obligation                                 109,782              84,544
                                                                              666,154             361,510
Convertible loan (Note 10)                                                  1,051,412                   -
Capital lease obligation (Note 11)                                            156,320             249,057
Deferred income taxes                                                               -              20,467
                                                                            1,873,886             631,034
COMMITMENTS (Notes 14 & 12(d))

SHAREHOLDERS' EQUITY
Share Capital (Note 12)
  Issued and outstanding
    Common shares                                                          10,400,237           9,682,451
    Class A preferred shares, Series I                                        530,000             530,000
Equity component of convertible loan (Note 10)                                403,588                   -
Deficit                                                                  (10,199,372)       (  8,806,785)
                                                                            1,134,453           1,405,666
                                                                       $    3,008,339      $    2,036,700


APPROVED BY THE BOARD:

/s/ R. Leigh Jeffs
------------------
Director

/s/ Douglas R. Reid
-------------------
Director

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Loss and Deficit
Year Ended March 31
(Stated in Canadian Dollars)


                                                              2000                 1999              1998
                                                              ----                 ----              ----
Sales                                                         $     1,592,901      $   1,295,159     $   1,161,442
Cost of goods sold                                                    755,312            746,285           763,018
Gross profit                                                          837,589            548,874           398,424
Operating expenses (Schedule 1)                                     2,194,683          1,448,456         1,023,556
Operating loss                                                     (1,357,094)          (899,582)         (625,132)
Other (Income) Expenses
  Filing, listing and transfer agent fees                              23,678             25,289            20,321
  Other income                                                        (31,318)           (12,803)           (6,900)
                                                                        7,640            (12,486)          (13,421)
Loss before income taxes                                           (1,349,454)          (912,068)         (638,553)
Income tax recovery                                                    20,467
Net loss for the year                                              (1,328,987)          (912,068)         (638,553)
Dividends paid on Class A Preferred Shares                            (63,600)           (63,600)          (47,970)
Net loss for the year attributable to common
   shareholders                                                    (1,392,587)          (975,668)         (686,523)
Deficit, beginning of year                                         (8,806,785)        (7,831,117)       (7,144,594)
Deficit, end of year                                          $   (10,199,372)     $  (8,806,785)    $  (7,831,117)



Loss per share                                                $          0.08      $        0.07     $        0.05
Weighted average common shares outstanding                         18,077,873         14,937,561        12,597,083


CRYOPAK INDUSTRIES INC.
Consolidated Statements of Cash Flow
Year Ended March 31
(Stated in Canadian Dollars)


                                                                  2000              1999              1998
                                                                  ----              ----              ----
Operating Activities
    Cash received from customers                                  $   1,552,436     $   1,119,182     $  1,064,372
    Cash received from employees                                            448             7,669            8,001
    Interest paid                                                       (42,550)          (80,658)         (17,896)
    Interest received                                                    16,896            12,828            6,900
    Payments to suppliers and employees                              (2,618,371)       (2,187,028)      (1,501,429)
    Payments for filing fees                                            (23,678)          (25,289)         (20,321)
  Cash used in operating activities                                  (1,114,819)       (1,153,296)        (460,373)

Financing Activities
    Issue of shares for cash                                            654,186         2,291,633          243,920
    Share issue costs                                                         -           (35,100)               -
    Shares returned to treasury                                               -                 -           (8,000)
    (Repayment of) proceeds from note payable and capital
      lease obligation                                                  (67,499)         (416,588)         718,313
    Proceeds from convertible loan                                    1,455,000                 -
    Bank overdraft                                                                                            (834)
  Cash provided by financing activities                               2,041,687         1,839,945          953,399

Investing Activities
    Acquisition of capital assets                                       (82,394)          (44,773)        (387,227)
    Advances to(from) related company                                  (116,472)            1,046           17,227
    Term deposit - restricted                                            (6,425)           (6,040)        (119,609)
  Cash used in investing activities                                    (205,291)          (49,767)        (489,609)

Increase in Cash                                                        721,577           636,882            3,417
Cash, Beginning of Year                                                 640,299             3,417                -
Cash, End of Year                                                 $   1,361,876     $     640,299     $      3,417


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


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

     The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with United States accounting principles is detailed in Note 20.

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

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination or impairment of intangible assets (deferred costs, goodwill and patent license). Financial results as determined by actual events could differ from those estimates.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

     Inventories
     -----------

     Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in first-out (FIFO) method of valuation.

     Amortization
     ------------

     Capital  assets  are  recorded  at  cost  less  accumulated   amortization.
     Amortization has been provided over the estimated useful lives of the assets using the following methods:


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

     Income Taxes
     ------------

     The Company uses the deferral method of income tax allocation in accounting for income taxes.

     Financial Instruments
     ---------------------

     The fair values of the financial instruments approximate their carrying value except as otherwise disclosed in the financial statements.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

     Revenue Recognition
     -------------------

     Sales are recognized upon shipment of products.

     Stock Based Compensation
     ------------------------

     The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan as described in
     Note 12. No compensation is recognized for this plan when common shares or stock options are issued. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

     Loss Per Common Share
     ---------------------

     Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share has not been presented as the outstanding options and warrants are anti-dilutive.


3.   INVENTORIES

                                                    2000                     1999
                                                    ----                     ----
Raw material                                        $         22,509         $        5,348
Finished goods                                               146,535                 15,260
                                                     $       169,044         $       20,608


4.   SHARE PURCHASE LOAN

     During the year the Company provided a loan to the President of a subsidiary company for the purpose of purchasing Company shares. The loan is part of a compensation arrangement and is non-interest bearing. The loan is forgiveable when the President sells the shares he purchased or six months after his termination. The loan has been recorded as a reduction of share capital (Note 12(a)).


5.   TERM DEPOSIT - Restricted

     The term deposit plus interest earned, is held by a bank as security on lease financing for a machine acquired in 1998. The deposit bears interest at 5.6% per annum and matures March 23, 2001 (Note 11).


6.   INVESTMENTS

                                                                       2000                1999
                                                                       ----                ----
Marketable securities - market value $375 (1999 - $75 )                $              75   $            75


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


7.   CAPITAL ASSETS

                                                              2000
                                                              Accumulated          Net Book Value
                                              Cost            Amortization         Value
                                              ----            ------------         -----
Artwork                                       $    25,342     $                -   $    25,342
Computer Hardware                                  47,773             28,208            19,565
Computer Software                                   3,872              1,391             2,480
Furniture and Fixtures                              6,747              4,640             2,107
Motor Vehicle under Capital Lease                  40,594             32,310             8,285
Machinery under Capital Lease                     431,176            122,973           308,203
Machinery                                          33,927              7,081            26,846
Office Equipment                                   17,299              2,872            14,427

                                              $   606,730     $      199,475       $   407,255

                                                               1999
                                                               Accumulated         Net Book
                                                 Cost          Amortization        Value
                                                 ----          ------------        -----
Artwork                                          $    25,342   $              -    $    25,342
Computer Hardware                                     36,698             27,478          9,220
Computer Software                                      2,215              1,084          1,131
Furniture and Fixtures                                59,696             56,907          2,789
Motor Vehicle under Capital Lease                     40,594             28,759         11,835
Machinery under Capital Lease                        399,279             39,928        359,351
Machinery                                             18,445              1,844         16,601
Office Equipment                                       4,113                730          3,383

                                                  $  586,382       $    156,730     $  429,652


8.   ADVANCES TO RELATED COMPANY

                                                         2000                1999               1998
                                                         ----                ----               ----
Interest bearing advances
  Balance, beginning of year                             $     48,868        $     70,572       $      90,668
  Interest charge for the year                                  2,965               4,696               6,304
  Payments received                                           (26,400)            (26,400)            (26,400)
Balance, end of year                                           25,433              48,868              70,572

Non-interest bearing advances
  Balance, beginning of year                                   28,316               7,658                   -
  Advances on royalties                                       139,907              20,658               7,658
Balance, end of year                                          168,223              28,316               7,658

Total                                                    $    193,656        $     77,184       $      78,230


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


8.   ADVANCES TO RELATED COMPANY (Cont'd)

     The related company, N.C.K. Holdings Inc., is owned by two directors of the Company. The advances are unsecured with a portion bearing interest at 8% per annum, repayable in monthly installments of $2,200. The non-interest bearing advances do not have any repayment terms and represent advances on royalty payments which were anticipated to be due in the year. Royalties due and paid in the year amounted to $33,552 (1999 - $26,261).


9.   INTANGIBLES

                                                             2000                               1999
                                                             Accumulated          Net Book      Net Book
                                                Cost         Amortization         Value         Value
                                                ----         ------------         -----         -----
Incorporation Cost                              $      3,111 $               -    $      3,111  $       3,111
Deferred Development Costs                           114,017           110,312           3,705         18,528
Patent Licence                                       566,323           324,811         241,512        274,826
Goodwill                                             156,155            89,562          66,593         75,778

                                                $    839,606 $         524,685    $    314,921    $   372,243


10.  CONVERTIBLE LOAN

     The loan is a partial advance of an unsecured convertible loan of $3,637,500 the balance of which was advanced subsequent to the year end. The loan bears interest at a rate of 10% per annum, maturing February 24, 2003.

     The principal of the loan is convertible into units (one common share and one half share purchase warrant) at the rate of $1.25 per unit in the first year; $2.00 per unit in the second year and $3.00 per unit in the third year, with the provision that no more than one third of the principal may be converted during each of the periods.

     Since the provisions of the loan provide for the holders to convert into units, the loan is presented with shareholders equity net of the debt component.

     The Company has calculated the debt component as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the loan was received.



Debt component                                           $  1,051,412
Equity component                                              403,588

Total                                                    $  1,455,000


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


11.  CAPITAL LEASE OBLIGATIONS

                                                                                        2000             1999
                                                                                        ----             ----
Capital lease obligation with interest at 10.25%, maturing May 1, 2001                  $     10,094     $     17,990
Capital lease obligation with interest at 10.6%, maturing July 20, 2002 (Note 5)
                                                                                             222,612          302,689
Capital lease obligation with interest at 17%, maturing Oct. 20, 2001                          8,551           12,922
Capital lease obligation with interest at 16%, maturing Aug. 1, 2002                          17,524                -
Capital lease obligation with interest at 20%, maturing Sept. 1, 2002                          7,321                -
                                                                                             266,102          333,601
Less:  current portion                                                                       109,782           84,544
                                                                                        $    156,320    $     249,057


     The future minimum lease payments required to maturity are as follows:


2001                                   $       135,338
2002                                           126,007
2003                                            41,369


     Included in these amounts is imputed interest of $36,612.


12.  SHARE CAPITAL


Authorized
100,000,000         common shares without par value
100,000,000         Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series I


     (a)  The following changes occurred in share capital:

           Common shares
           Issued and outstanding

                                                                        2000
                                                                        Number of Shares  Amount
Balance, beginning of year                                              17,255,740        $  9,682,451
Issued during the year
For cash, pursuant to the exercise of stock options                        476,300             250,166
For cash, pursuant to the exercise of warrants                             544,608             297,020
For cash, pursuant to private placements                                   347,000             301,000
For payment of dividend on Class A preferred shares, Series I               82,667              63,600
                                                                         1,450,575             911,786

                                                                        18,706,315        $ 10,594,237
Deduct share purchase loan (Note 4)                                                           (194,000)

Balance, end of year                                                    18,706,315          10,400,237


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


12.  SHARE CAPITAL (Cont'd)

                                                                        1999
                                                                        Number of Shares    Amount
                                                                        ----------------    ------
Balance, beginning of year                                              12,815,064          $  7,362,318
Issued during the year
For cash, pursuant to the exercise of stock options                      1,173,700               581,633
For cash, pursuant to private placements                                 3,057,777             1,710,000
For finder's fee                                                            50,000                37,500
For payment of dividend on Class A preferred shares, Series I              159,199                63,600
Share issue costs                                                                -               (72,600)
                                                                         4,440,676             2,320,133

Balance, end of year                                                    17,255,740          $  9,682,451


                                                                        1998
                                                                        Number of Shares     Amount
                                                                        ----------------     ------
Balance, beginning of year                                              12,245,156           $  7,078,428
Issued during the year
For cash, pursuant to the exercise of stock options                        243,000                118,920
For cash, pursuant to private placements                                   250,000                125,000
For payment of dividend on Class A preferred shares, Series I               96,908                 47,970
                                                                           589,908                291,890
Acquired during the year                                                  (20,000)                 (8,000)
Balance, end of year                                                    12,815,064           $  7,362,318


Class A preferred shares, Series I
Issued and outstanding
                                                                   2000
                                                                   Number of Shares              Amount
                                                                   ----------------              ------
Balance, beginning and end of year                                              530              $ 530,000


                                                                   1999
                                                                   Number of Shares              Amount
                                                                   ----------------              ------
Balance, beginning and end of year                                              530              $ 530,000


                                                                   1998
                                                                   Number of Shares              Amount
                                                                   ----------------              ------
Balance, beginning and end of year                                 530                           $ 530,000


     Each Class A preferred share Series I is voting and carries a 12%, cumulative dividend payable at $120 per share at the company's fiscal year end, in either cash or common shares at the option of the Company. Dividends in arrears at March 31, 2000 amounted to $64,039.

     The Series I preferred shares were converted into 557,894 common shares subsequent to year end at $0.95 each.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


12.  SHARE CAPITAL (Cont'd)

     Dividends Paid on Class A Preferred Shares

                                        Number of Common
                                        Shares Issued                  Amount
                                        -------------                  ------
1998                                           96,908                  $  47,970
1999                                          159,199                     63,600
2000                                           82,667                     63,600


     The fair value of the shares issued as dividends was determined each year by reference to the average trading price of the common shares for twenty business days prior to the company's year end.

     (b)  Share Incentive Plan

     The Company has established a 1999 Share Incentive Plan, subject to shareholder approval, whereby the Company may grant options to officers, directors, employees and consultants. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares and the term may not exceed ten years. Options granted are also subject to certain vesting provisions.

     Stock option transactions for the respective periods and the number of share options outstanding are summarized as follows:

                                                           Number of Optioned         Weighted Average
                                                           Common Shares              Exercise Price
                                                           -------------              --------------
Balance, March 31, 1998                                           1,030,000                   $  0.50
Options granted                                                   2,718,000                      0.66
Options exercised                                                (1,173,700)                     0.55
Options cancelled                                                  (240,000)                     0.50

Balance, March 31, 1999                                           2,334,300                      0.69

Options granted                                                   1,362,000                      0.67
Options exercised                                                  (476,300)                     0.53
Options cancelled                                                   (40,000)                     0.82
Options expired                                                     (75,000)                     0.52

Balance, March 31, 2000                                           3,105,000                      0.71


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


12.  SHARE CAPITAL (Cont'd)

     In addition to the following stock options outstanding as at March 31, 2000 there are 480,800 common shares reserved for future allocation:

No. of Shares              Exercise Price Expiry Date
-------------              --------------------------
  100,000                  $   0.40 June 26, 2000
  390,000                      0.82 August 17, 2000
  343,000                      0.64 January 7, 2001
  160,000                      0.82 February 11, 2001
  290,000                      0.86 April 21, 2001
  250,000                      0.75 September 3, 2001
   40,000                      0.75 September 3, 2003
  750,000                      0.76 March 19, 2004
  732,000                      0.57 February 1, 2005
   50,000                      0.65 February 1, 2005
3,105,000



     (c) On March 31, 2000, the following share purchase warrants were outstanding:

No. of Warrants              Exercise Price Expiry Date
---------------              --------------------------
225,000                     $  0.46 May 13, 2000
135,000                        0.46 May 29, 2000
265,000                        0.46 June 3, 2000
125,000                        0.46 June 17, 2000
 72,000                        1.00 April 23, 2001
150,000                        1.15 June 21, 2001
972,000



     Share purchase warrant transactions for the respective years were as follows:

                                                                                  No. of Warrants
                                                                                  ---------------
Balance, March 31, 1997                                                                         -
Issued pursuant to a private placement of common shares
   exercisable at $0.60 per share                                                         250,000
Balance, March 31, 1998                                                                   250,000

Issued pursuant to a loan guarantee exercisable at $0.40 - $0.46 per share                119,608
Issued pursuant to a private placement of common shares
   exercisable at $0.40 - $0.46 per share                                               1,000,000
Balance, March 31, 1999                                                                 1,369,608

Issued pursuant to a private placement of common shares exercisable at
   $1.15 per share                                                                        150,000
Issued pursuant to an employment contract exercisable at $0.776 per share                 125,000
Issued pursuant to a private placement of common shares exercisable at
   $1.00 per share                                                                         72,000
Warrants exercised during the year at $0.46 per share                                    (369,608)
Warrants exercised during the year at $0.60 per share                                     (50,000)
Warrants exercised during the year at $0.776 per share                                   (125,000)
Warrants expired during the year                                                         (200,000)
Balance, March 31, 2000                                                                   972,000


CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


12.  SHARE CAPITAL (Cont'd)

     (d)  Commitment

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

13.  INCOME TAXES

     The Company has non-capital losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:

2001                                                      350,000
2002                                                      475,000
2003                                                      745,844
2004                                                      670,856
2005                                                      529,806
2006                                                      837,837
2007                                                    1,193,487



     The potential income tax benefits relating to these losses have not been recognized in the accounts as their realization is not reasonably assured.

14.  LEASES

     The minimum annual rental commitments for operating leases in effect at March 31, 2000 are as follows:

2001                                                       58,247
2002                                                       43,708
2003                                                       38,753
2004                                                       13,062


15.  RELATED PARTY TRANSACTIONS

     Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

     Professional fees include $12,000 paid to a company owned by a director of the Company.

     As of March 31, 2000, accounts receivable include $3,278 (1999: $3,278) receivable from Fulcrum Developments Ltd., a company related by two directors in common.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


16.  CASH FLOW STATEMENT AND COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year. In addition the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants for cash flow statements and has restated the comparative periods to conform to this revised standard.


17.  SUBSEQUENT EVENTS

     Subsequent to the year end the Company;

     (a) Issued 295,000 common shares for gross proceeds of $135,700 pursuant to the exercise of 295,000 warrants at a price of $0.46 each. The balance of 455,000 warrants at an exercise price of $0.46 expired.

     (b) Issued 50,000 common shares for gross proceeds of $28,500 pursuant to the exercise of stock options.

     (c) The balance of the convertible loan in the amount of $2,182,500 was advanced subsequent to year end. Note 10.

     (d) Issued 557,894 common shares for conversion of 530,000 Series I preferred shares at a deemed price of $0.95 each.


18.  MAJOR CUSTOMER

     Revenues from one customer represent approximately $267,000 (1999 - $320,000) of the Company's total revenues.


19.  GEOGRAPHIC INFORMATION

     Customer revenues by destination were:

                                               2000                 1999               1998
                                               ----                 ----               ----
Canada                                         $      168,065       $        31,625    $               -
United States                                       1,389,192             1,172,972              782,330
New Zealand                                            25,280                84,520              353,426
Other foreign countries                                10,364                 6,042               25,686

Total                                           $   1,592,901         $   1,295,159        $   1,161,442


     All capital assets are in Canada.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


20.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

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

     The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:

                                                                          Year Ended March 31
                                                                  2000                 1999                 1998
                                                                  ----                 ----                 ----
Loss for the year, Canadian GAAP                                  $   (1,328,987)      $     (912,068)      $     (638,553)
Amortization of deferred development costs                                14,822               14,822               14,822
Adjustment for stock based compensation -
   non employees                                                        (120,169)            (574,868)            (123,226)
Dividends paid on Class A Preferred Shares                               (63,600)             (63,600)             (47,970)

Loss for the year, U.S. GAAP                                          (1,497,934)          (1,535,714)            (794,927)

Loss per share, U.S. GAAP                                         $        (0.08)      $        (0.10)      $        (0.06)


     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation" (SFA123), which also requires that the information be determined as if the Company has accounted for its employee stock options granted in fiscal periods beginning subsequent to December 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for the years ended March 31, 2000, 1999 and 1998, respectively: risk free interest rates of 5.5%, 5.2% and 5.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.57; and a weighted average expected life of the options of three, four and one years.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
March 31, 2000 and 1999
(Stated in Canadian Dollars)


20.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Cont'd)

     The Black-Scholes options valuation model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because of the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                                          Year ended March 31
                                                               2000                1999                 1998
                                                               ----                ----                 ----
Pro forma loss, U.S. GAAP                                      $   (2,586,084)     $   (1,785,577)      $      (784,485)
Pro forma loss per share, U.S. GAAP                            $        (0.14)     $        (0.12)      $         (0.06)


     The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:

                                                                             Year Ended March 31
                                                                      2000                          1999
                                                                      ----                          ----
Assets                                                                $       3,198,634             $      2,018,172
Share Capital                                                                10,714,406                   10,257,319
Deficit                                                                     (10,323,246)                  (9,400,181)


CRYOPAK INDUSTRIES INC.
Consolidated Schedules of Operating Expenses
Year Ended March 31
(Stated in Canadian Dollars)

                                                                                                    Schedule 1
                                                            2000                 1999                1998
                                                            ----                 ----                ----
Amortization                                                $       73,831       $      72,958       $     77,783
Bad debts                                                          (11,624)             53,529             29,125
Commissions                                                          2,098               4,144                520
Corporate printing, financial and public relations                 451,549             117,043             85,181
Foreign exchange                                                    24,436              20,640             10,876
Interest and bank charges                                            8,648              41,746             15,301
Interest on capital lease obligation                                33,902              38,912              2,595
Management fees                                                    349,500             220,000            220,000
Marketing                                                          264,501             201,347             57,944
Office supplies and stationery                                     102,399              80,250             68,798
Professional fees                                                  227,339              98,867             56,291
Rent                                                                61,330              53,915             52,861
Repair and maintenance                                              37,391                   -                  -
Royalties                                                           60,035              53,328             51,258
Salaries and benefits                                              181,959             151,146            126,769
Storage                                                              4,581               4,507             10,459
Telephone                                                           41,109              37,790             41,994
Travel and entertainment                                           252,859             180,770             97,769
Vehicle                                                             28,840              17,564             18,032

                                                            $    2,194,683       $   1,448,456       $  1,023,556


CRYOPAK INDUSTRIES INC.
Consolidated Schedule of Allowance for Uncollectible Accounts
Year Ended March 31
(Stated in Canadian Dollars)

                                                                                                     Schedule 2

Balance, March 31, 1997                                                              $      24,910
Accounts receivable written off during the year                                            (24,910)
Additional allowance provided                                                               21,155

Balance March 31, 1998                                                                      21,155
Additional allowance provided                                                               53,529

Balance, March 31, 1999                                                              $      74,684
Accounts received during the year                                                          (19,038)
Additional allowance provided                                                                  770

Balance, March 31, 2000                                                              $      56,416


Item 18. Financial Statements

The Registrant has chosen to file Financial Statements under Item 17 above.


Item 19. Financial Statements and Exhibits

                                  EXHIBIT INDEX

Exhibit 2.1                      Acquisition Agreement with Northland Custom
                                     Packaging Inc.
Exhibit 2.2                      Acquisition Agreement with Northland Ice Gel
Exhibit 2.3                      Financial Statements for Northland Custom
                                     Packaging Inc.
Exhibit 2.4                      Financial Statements for Northland Ice Gel

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



10/16/00
--------
Date