Form 20-F
period 2001-03-31
CRYOPAK INDUSTRIES INC
filed 2001-10-15
CIK 915386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended March 31, 2001

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

            1053 DERWENT WAY, DELTA, BRITISH COLUMBIA, CANADA V3M 5R4
            ---------------------------------------------------------
                    (Address of principal executive offices)

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

                                 Title of Class
                                      NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 20,962,444 common at March 31, 2001.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ X ] Item 18 [ ]

     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court Yes [ ___ ] No [ ____ ]

PART  I

Item 1. Description of Business

Overview of Business
--------------------

Cryopak Industries Inc. ("Cryopak, the "Company") develops, manufactures and markets quality temperature controlling products such as the premium patented Cryopak Flexible Ice Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items. The Company's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all purpose chilling applications. With almost 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs.

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

Historically, the Company manufactured its product through subcontractors under a contractual arrangement. On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Ice Gel Inc. and Northland Custom Packaging Inc., its principal subcontractor for the manufacture of its product. The Company now owns and controls its own manufacturing facility. In addition to providing the Company with its own manufacturing capacity, this acquisition allowed the Company to expand its product line to include gel products and to offer custom packaging services. These products and services are complementary to the company's existing product line.

The  Company  relies  upon  the  protection   offered  by  certain  patents  and
trademarks. The patents are expected to be in effect until 2008. The right to exploit the patents has been licensed to the Company for an indefinite term, and is critical to Cryopak's business. A royalty is payable to the licensor.

Company History
---------------

Cryopak Industries Inc. was incorporated in the province of British Columbia, Canada, on February 13, 1981 as 226896 B.C. Ltd. On March 30, 1981 the Company changed its name to Consort Energy Corp. The Company changed its name again, to International Consort Industries Inc., on April 30, 1990 and amended its name to Cryopak Industries Inc. on November 12, 1993. On January 3, 1996, Cryopak increased its authorized stock to a total of two hundred million (200,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock with no par value and one hundred million (100,000,000) shares of Class A Preferred Stock, no par value, of which one thousand five hundred (1,500) were designated Class A Convertible Voting Preference Shares, Series I. Prior to September 14, 2000, Cryopak had two subsidiaries. Cryopak (Canada) Corporation, a British Columbia, Canada, corporation, was incorporated on June 6, 1986 as 310302 B.C. Ltd. and changed its name to Cryopak (Canada) Corporation on September 22, 1987. Cryopak (International) Inc. is a Barbados corporation incorporated on August 29, 1995 and is currently inactive. Additionally, Cryopak (Canada) Corporation has a wholly owned subsidiary, Cryopak Corporation, a Nevada corporation formed on March 20, 1987. It had a fifty percent interest in Cryopak (Alberta) Corporation, which was dissolved in 1998. On September 14, 2000, Cryopak Industries Inc. acquired Northland Ice Gel Inc. and Northland Custom Packaging Inc. which were incorporated on February 9, 1988 and February 3, 1993 respectively.

Since acquiring 100% control of Cryopak (Canada) Corporation in 1990, the Company incurred ongoing expenses with the objective of:

     - Continuing the development of the product through its ongoing research efforts.

     - Identifying and pursuing target markets for its cryopak(degree) product.

     -    Improving   its   manufacturing   processes,    initially   with   its
          subcontracted manufacturers and since acquisition of the Northland companies, in its manufacturing facilities.

During that growth period, the Company developed the knowledge required to assist its customers in addressing and solving their cold chain management problems.

The manufacturing activities were contracted to Sugar Food of Los Angeles, California until April, 1999. At that time, the Company acquired the necessary equipment to manufacture the product. The Company contracted Northland Custom Packaging Inc. to operate its equipment. The Company paid Northland a negotiated rate based on production. On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc. and an affiliated company, Northland Ice Gel Inc. This brought the manufacturing activities in house.

In February 2001, John Morgan was appointed President and CEO of the Company and Douglas Reid was appointed the CFO of the Company. Both Harry Bygdnes and Leigh Jeffs, the founders of the Company, retired from active service in the management of the Company but continue to serve on the board. Mr. Bygdnes is currently the Chairman of the Company.

Cryopak(degree) consists of reusable sheets of liquid filled laminate pouches that provide refrigeration and insulation when frozen. The sheets can be custom cut to various sizes or into individual cubes for use in a wide range of applications and have been accepted by the U.S.D.A. for use with food products, including fish, meat and poultry. The Company markets its cryopak(degree) product to the pharmaceutical, airline and seafood shipping industries and has begun to investigate marketing the product to the sports and healthcare industry. The Company also manufactures flexible gel packs, hot and cold compresses, instant hot and cold packs, and offers custom packaging services. In addition, Cryopak provides customers consulting services in the design, development and implementation of thermal packing solutions to meet their specific needs.

All of the Company's sales are to third party customers. Sales to the United States for the years 1999, 2000, and 2001, are 90%, 87%, and 74% respectively. International sales are 7%, 2%, and 1% for 1999, 2000, and 2001, with the majority to one customer, Nav Station off New Zealand. Sales within Canada are 3%, 11%, and 25% for 1999, 2000, and 2001.

Three customers accounted for approximately 71%, 63%, and 47% of total sales for the financial years 1999, 2000, and 2001. They are Dura*Kold Corp., Polyfoam Packers, and Wyeth-Ayerst Labs for 1999 and 2000 and World Kitchen, SunBeam and Wyeth-Ayerst Labs for 2001.

There is no new product or service being offered.

The Company carries on research and  development  activities on an ongoing basis to meet the needs of its customers and to meet perceived needs in the market place. As the cost of these activities has not been material, the activities are not separately accounted for. The Company is increasing its investment in research and product development activities with a view to developing complementary products and increasing the effectiveness of its existing cold chain product line.

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

Because the Company's testing in the airline industry had shown that food stored using its products remain below this level, the Company expects this new regulation will have a positive impact on the Company's sales.


The "perishable" packaging industry must also follow U.S.D.A. regulations in the United States and Agriculture Canada regulations in Canada. Cryopak(TM) has been U.S.D.A. approved and Agriculture Canada accepted for use with food products, including fish, meat and poultry.

The Company's cryopak(degree) product has been registered with the U.S. Patent and Trademark Office as a "Thermal Packaging Assembly" and received patent number 4,931,333 on June 5, 1990. The product was also patented in Canada on October 22, 1991 with patent number 1,291,073. The patent expires in Canada on October 22, 2008 and in the United States on June 5, 2007. Both patents have been assigned to the Company by D. Lindley Henry, the inventor of the cryopak(degree) product. Mr. Henry currently provides consulting services to the Company. Because these expiration dates are so far in the future, the Company feels that the patent expirations will not make a significant impact upon the Company's business.

The Company's subsidiary Cryopak Corporation has also trademarked the words "Cryomat" and "cryopak" and the symbol "k(degree)" with the United States Patent and Trademark Office. The "Cryomat" trademark is registration number 1,420,052 dated December 9, 1986 and the "cryopak" trademark is registration number 1,576,371 registered January 9, 1990. These trademarks expire December 9, 2006 and January 9, 2001, respectively. Additionally, Cryopak Corporation has trademarked "Super Cool System" with the Canadian Trademark Office, registration number 441,439 and registration date March 31, 1995, as well as "Cooler Cube" with registration number 441,438 and registration date March 31, 1995. The Canadian subsidiary registered these trademarks.

The Company had four 100% wholly-owned subsidiaries at March 31, 2001:

Cryopak (Canada) Corporation - is a British Columbia, Canada corporation and was incorporated on June 6, 1986 as 310302 B.C. Ltd. and changed its name to Cryopak (Canada) Corporation on September 22, 1987. It has a wholly owned subsidiary, Cryopak Corporation, a Nevada corporation formed on March 20, 1987. Additionally, it had a fifty percent (50%) interest in Cryopak (Alberta) Corporation, an Alberta, Canada corporation formed in November 17, 1992, which was dissolved in 1998. From inception until 1998, it has been handling all sales activities up to the point when the Company started manufacturing in Vancouver. From July 1998 to March 2001, it has been in charge of all sales to the United States and worldwide while the Company is responsible for all sales within Canada.

Cryopak (International) Inc. - is a Barbados corporation incorporated on August 29, 1995. It is inactive.

Northland Ice Gel Inc. - was incorporated on February 9, 1988 under the laws of the province of British Columbia. Its business is the manufacturing of gel products. At the present time, it conducts all manufacturing for the Company.

Northland Custom Packaging Inc. - was incorporated on February 3, 1993 under the laws of the province of British Columbia. From 1998 until the acquisition, it has carried out the manufacturing activities of Cryopak under the control of Cryopak. Its business is the provision of custom packaging services. It has ceased to carry on activities and is currently inactive.

The acquisition of the Northland companies was approved by the Canadian Venture Stock Exchange and was concluded on the following terms:

     - A purchase price of Cdn$2.2 million, in addition to 666,667 shares of Cryopak Industries Inc.

     - An additional 500,000 Cryopak shares will be held in escrow. Their release will be dependent on the Northland companies meeting a target earnings before interest, tax, depreciation and amortization ("EBITDA") of $3.5 million over five years. If this target is met, all 500,000 shares will be released (100,000 in each year, based on an annual EBITDA of $700,000).

     - An appropriate employment contract has been reached between the principals, which ensures the cooperation of key leadership.

Begun as a family business in 1989 with four employees, Northland at the time of acquisition had 30 full-time employees and markets across the United States, Canada and around the world.

Item 2. Description of Property

Cryopak's principal executive offices are located at 1053 Derwent Way, Delta, British Columbia, Canada V3M 5R4. Cryopak leases office and warehouse space for its corporate headquarters and production facility totaling 26,000 square feet at a rate of Cdn$132,230 per year until July 31, 2002 and Cdn$137,693 per year thereafter. The current lease expires on January 31, 2005. The Company also leases an office in downtown Vancouver where its investor relations activities are conducted. That lease will expire on June 30, 2002 and the Company has no plans to renew that lease. The Company's investor relations activities will be relocated at that time.

Item 3. Legal Proceedings

Neither the Company nor any of its subsidiaries is a party to any legal proceedings at this time.

The Company has initiated a lawsuit against a former employee for breach of fiduciary responsibility. The Company is seeking damages of $200,000. Additionally, the Company has initiated "patent infringement" proceedings against a competitor. Both cases are in the early stages of discovery.

Item 4. Control of Registrant

The Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

The following table sets forth, as at July 31, 2001, the beneficial ownership of the Company's common stock by each person known by the Company to beneficially own more than 5% of the Company's common stock outstanding as of such date and by the officers and directors of the Company as a group.

Title of Class            Identity of Person or Group                          Amount Owned    Percent of Class
--------------            ---------------------------                          ------------    ----------------
Common Shares             Discovery Capital Corp.                                 1,422,538                6.8%
Common Shares             Cryopak Industries (VCC) Inc.                           1,448,597                6.9%
Common Shares             Directors /Officers                                     1,628,974                7.8%
John Morgan               President, CEO & Director                                 284,000               1.35%
John McEwen               Director                                                  156,723               0.74%
Douglas R. Reid           CFO & Director                                              7,250               0.03%
Harry Bygdnes             Chairman of the Board                                     810,951               3.86%
Leigh Jeffs               Director                                                  368,950               1.76%
Harley Sinclair           Secretary                                                   1,100              0.005%


The Company does not know of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

Item 5. Nature of Trading Market

The Company's common stock trades in Canada on the Canadian Venture Exchange and in the United States on the NASDAQ OTCBB. Non-Canadian investors are also able to trade the Company's stock on the Canadian Venture

Exchange. As at March 31, 2001, 357 American shareholders comprising of 29% of its total outstanding shares, held stock in the company. The high and low sales prices (in Canadian dollars) for the Company's common stock on the Canadian Venture Exchange over the past two fiscal years are as follows:

Fiscal Quarter                                                     High                    Low
--------------                                                     ----                   ---
April - June 2001                                                  $ 0.67                 $ 0.40
January - March 2001                                                 0.88                   0.36
October - December 2000                                              0.52                   0.30
July - September 2000                                                0.65                   0.46
April - June 2000                                                    1.00                   0.58
January - March 2000                                                 1.50                   0.48
October - December 1999                                              0.75                   0.51
July - September 1999                                                1.29                   0.76
April - June 1999                                                    1.15                   0.98


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

The Investment Canada Act (the "Act") governs acquisitions of a Canadian business by a non-Canadian person or entity. The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

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

The Act provides that a non-Canadian investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person", and that a non-Canadian investor holding greater than 1/3 but less than 1/2 of the issued and outstanding capital of a Canadian corporation is deemed to be a control person subject to a rebuttable presumption to the contrary (i.e. providing evidence of another control person or control group holding a greater number of shares).

The Act requires notification where a non-Canadian acquires control, directly or indirectly, of a Canadian business with assets under the thresholds for reviewable transaction. The notification process consists of filing a notification within 30 days following the implementation of an investment.

Item 7. Taxation

The Income Tax Act (Canada) provides that interest and/or dividends paid to persons who are not resident in Canada are subject to taxation in Canada at a rate of 25% of the amount so paid. The tax is withheld by the payor at the time of payment. The 25% withholding rate may be reduced where Canada and the country of residence of the recipient have enacted a treaty with respect to taxes on income and on capital. The Canada-United States Income Tax Convention of 1980 provides that the withholding rate on dividends and interest will be 15% of any paid. There are no other taxes eligible for persons not resident in Canada.

Item 8. Selected Financial Data Item 8. Selected Financial Data

                               Year Ended         Year Ended          Year Ended         Year Ended         Year Ended
                             March 31, 2001     March 31, 2000      March 31, 1999     March 31, 1998     March 31, 1997
                             --------------     --------------      --------------     --------------     --------------
Net sales                        $  5,322,079        $  1,592,901       $  1,295,159       $  1,161,442        $  1,140,242

Income (loss) from
  continuing operations           (1,266,796)         (1,349,454)       (   912,068)       (   638,553)        (   675,133)

Income (loss) from
  continuing operations
  per common share             (        0.06)     (         0.07)    (         0.06)    (         0.05)     (         0.06)

Total assets                        6,320,884           3,008,339          2,036,700          1,364,297             892,598

Long-term obligations and redeemable preferred stock:

     Capital leases                   421,456             156,320            249,057            320,015                   -

     Long-term debt                 2,628,530           1,051,412                  -                  -                   -

     Redeemable                             -                   -                  -                  -                   -
        preferred stock

Cash dividends
  declared per                            N/A                 N/A                N/A                N/A                 N/A
  common share


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

     C. Under U.S. GAAP, stock based compensation to non- employees must be recorded at the fair market value of the options and warrants granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option and warrant granted.

The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:

                                                                          Year Ended March 31
                                                              2001               2000              1999
                                                              ----               ----              ----
Loss for the year, Canadian GAAP                              $(  1,266,796)     $(  1,328,987)    $(    912,068)
Amortization of deferred development costs                            3,706             14,822            14,822
Adjustment for stock based compensation -
   non employees                                              (      18,165)      (    120,169)     (    574,868)
Dividends paid on Class A Preferred Shares                    (      63,600)      (     63,600)     (     63,600)

Loss for the year, U.S. GAAP                                   (  1,344,855)      (  1,497,934)      ( 1,535,714)
Loss per share, U.S. GAAP                                     $(       0.06)     $(       0.08)    $ (      0.10)


Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                                           Year ended March 31
                                                              2001              2000               1999
                                                              ----              ----               ----
Pro forma loss, U.S. GAAP                                     $(  1,445,183)    $(  2,586,084)     $(  1,785,577)
Pro forma loss per share, U.S. GAAP                           $(       0.07)    $(       0.14)     $(       0.12)



     The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:

                                                                    Year Ended March 31
                                                                 2001                2000
                                                                 ----                ----
Assets                                                           $     6,514,884    $     3,198,634
Share Capital                                                         12,063,829         10,714,406
Deficit                                                            ( 11,547,933)      ( 10,323,246)


As of July 31, 2001, the exchange rate between the United States and Canada was US$1.00 per Cdn$1.5325. Over the Company's past five fiscal years, the exchange rate per US$1.00 has varied as follows:

Fiscal Year Ended                   Rate at Year End        Average Rate            Low Rate            High Rate
-----------------                   ----------------        ------------            --------            ---------
March 31, 2001                              $ 1.5763            $ 1.5039            $ 1.4497             $ 1.5774
March 31, 2000                              $ 1.4494            $ 1.4743            $ 1.4378             $ 1.5175
March 31, 1999                              $ 1.5092            $ 1.5033            $ 1.4173             $ 1.5765
March 31, 1998                              $ 1.4166            $ 1.4023            $ 1.3669             $ 1.4639
March 31, 1997                              $ 1.3843            $ 1.3609            $ 1.3306             $ 1.3843


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and notes included with this Form 20-F. Except for the historical information contained herein, the discussion in this filing contains certain forward-looking statements that involve risk and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The Company's actual results could differ materially from those discussed here.

The Company's operating history makes the prediction of future operating results difficult or impossible.

Liquidity and Capital Resources
-------------------------------

Historically the Company has relied upon its ability to raise capital in the equity markets to finance its operating and capital requirements. In 2000 and 2001, the Company raised funds through the issuance of convertible debt, the particulars of which are described in Note 10 of the financial statements for the year ended March 31, 2001.

The following table summarizes the sources of capital and its use thereof for the 1999, 2000 and 2001 fiscal years.


Sources of Capital                      June 30, 2001      March 31, 2001     March 31, 2000      March 31, 1999
------------------                      -------------      --------------     --------------      --------------
Issue of shares                         $              -   $         216,160  $         654,186   $              -
Proceeds from convertible loan                         -           2,182,500          1,455,000          2,256,533
Proceeds/(Repayment) of notes/                         -
capital lease obligation                                             192,817            (67,499)          (416,588)
Operations                                       321,905                   -                  -                  -
Cash from financing                     $        321,905   $       2,591,477  $       2,041,687   $      1,839,945

The cash raised was applied to:

Operations                              $              -   $       1,006,819  $       1,114,819   $      1,153,296
Acquisition of subsidiaries                            -           2,480,242                  -                  -
Acquisition of capital assets                     38,073             320,467             82,394             44,773
Other repayments                                  69,913             235,994            122,897              4,194
                                                 107,986           4,043,522          1,320,110          1,202,263
Increase/(Decrease) in cash             $        213,919   $     ( 1,452,045) $         721,577   $        637,682


In the quarter ended June 30, 2001, the Company derived all of its cash requirement from operating activities and anticipates that it will meet its ongoing operating requirements from that source.

The Company will continue to rely upon the equity and capital markets to produce financing for acquisitions and increases in capacity of its manufacturing facilities. While the Company continues to look for opportunities for growth there are no commitments at the current time.

The Company has made arrangements for revolving lines of credit totaling $632,000 of which $382,000 are currently available. An additional $250,000 will be available upon satisfactory completion of security arrangements.

Results of Operations
---------------------

The table below sets out key components of the Company's operating statements, both numerically and as a percentage of sales, for the last three years.

                                                2001                       2000                        1999
                                                ----                       ----                        ----
Sales                                   100%    $  5,322,079      100%      $  1,592,901      100%     $  1,295,159
Cost of sales                            57%       3,057,923       42%           676,921       57%          746,285
Gross profit                             43%       2,264,156       58%           915,980       43%          548,874
Selling & administrative costs           47%       2,517,933      131%         2,092,089      102%        1,320,129
Net loss                                 24%    $(1,266,796)       83%      $(1,328,987)       70%    $(   912,068)



On September 14, 2000, the Company acquired the issued shares of the Northland companies comprised of Northland Ice Gel Inc. and Northland Custom Packaging Inc. The operations of those companies have been included in the consolidated financial statements of the Company from the date of acquisition. Sales have been increasing steadily over the years, showing increases of 234% in 2001, 23% in 2000, and 11.5% in 1999. Of the total sales in fiscal 2001, $2,325,806 was by Cryopak showing an increase of 46% over fiscal 2000. Over the prior years, the Company had been seeking out markets capable of producing large sales volumes with high gross margins.

The Company's cost of sales increased to $3,057,923 or 57% of sales from 2001, 42% of sales in 2000, and 57% in 1999. The increase in cost of sales is derived from an increase in sales, partly as a result of the Northland acquisition and partly as a result of increased sales of the Cryopak products. Gross profit increased to $2,264,156 from $915,980 in 2000 while the gross profit percentage decreased to 43% from 57% in 2000. The Northland product line generates lower gross profit margins than the Cryopak product line. The result is a higher cost of sales percentage in 2001 than in 2000. The cost of sales decreased from 1999 to 2000 due to Northland Custom Packaging Inc. taking over the manufacturing process.

By acquiring its own equipment and exercising greater control over the manufacturing process, the Company has reduced its cost of production. The
Company expects higher gross margins and correspondingly lower costs of manufacturing in future years.

The sales, marketing, and administration expenses increased to $2,517,933 from $2,092,089, an increase of $425,844. The increase is attributable to the acquisition of the Northland companies. The companies operated out of separate facilities from the date of acquisition until the executive and administrative offices were consolidated in January 2001.

Item 9A. Quantitative and Qualitative Disclosures About Market Risk

In the course of carrying on its business, the Company is subjected to a variety of business risks, including market risk associated with fluctuation in interest rates, currency exchange rates as well as the collectibility of accounts.

Collectibility of Accounts
--------------------------

The Company carefully monitors the collection of all accounts and the granting of credit. As a result of this policy, the Company has experienced credit losses as set out below. It does not anticipate future losses to be material. The Company will continue its close monitoring of credit and collection of accounts.

                                                       2001                  2000                 1999
                                                       ----                  ----                 ----
Bad debt (recovered)                                   $       125,711       $(     11,625)       $       53,529
As a percentage of sales                                          2.4%                  N/A                4.13%


Currency Fluctuation Risk
-------------------------

Approximately 76% of the Company's sales revenue were derived outside Canada in fiscal 2001 and substantially all of its costs of sales and administrative costs are in Canadian dollars. Its marketing costs including travel and consulting costs are incurred in the country of origin. The Company monitors exchange rates but had not taken action to date to reduce its exposure to significant fluctuations in currency exchange rates. Management will review its exposure and will take such remedial steps, as it considers necessary.

Interest Rate Risk
------------------

The Company's interest expenses and income are subject to changes in interest rates. Management has determined that fluctuations of up to 10% in interest rates would not materially affect its financial position or results of operations.

The Company's revolving lines of credit bears interest at prime plus 1% to 1.5%.

At March 31, 2000, the Company had entered into an unsecured convertible loan agreement in the amount of $3,637,500 bearing interest at 10% per annum maturing June 7, 2003. See Note 10 in financial statements.

Of the notes payable to related parties, notes totaling $392,400 are due December 1, 2001 and bear interest at 12% per annum. The balance is interest free and repayable at $10,667 per month.

As at March 31, 2001, the capitalized amount owing under long-term lease contracts was $545,586 with fixed interest rates ranging from 10.25% to 18% until maturity. See Note 11 of financial statements.

Item 10. Directors and Officers of Registrant

The table below is a list of all directors and officers of the Company as at July 31, 2001. All directors have a term of one year. Directors are elected at each annual general meeting of the Company. The terms for President, CFO and Secretary are indefinite.

Name                          Positions Held
----                          --------------
Harry Bygdnes                 Chairman, Director
Robert Leigh Jeffs            Director
Douglas R. Reid               CFO, Director
John F. Morgan                President & CEO, Director
John McEwen                   Director
Ross Morrison                 Director
Harley D. Sinclair            Secretary


John F. Morgan - has been the President and CEO of Cryopak Industries Inc. since February 2001 and a Director since 1999. Mr. Morgan is also the President of Cryopak Corporation, since March 1999. He also serves as Secretary and Director for Peak Capital Corp.

Douglas R. Reid - became the Chief Financial Officer of Cryopak Industries Inc. and Cryopak Corporation in February 2001 and has been a Director since 1990. Mr. Reid is a Chartered Accountant and is the President of Douglas R. Reid Inc.

Harry Bygdnes - is currently Chairman of the Board and has been a Director since 1981. Mr. Bygdnes was formerly the President and CEO for Cryopak Industries Inc.

Robert Leigh Jeffs - was the Chief Financial Officer of Cryopak Industries Inc. and Cryopak Corporation from March 1999 to January 2001 and has been a Director since 1990. Mr. Jeffs was also the President of Cryopak Corporation from 1990 to 1999. He is currently a consultant to Wet Coast Capital Corp. He began working for Wet Coast in January 2001.

John McEwen - has been a Director since 1995. He is currently President and Co-CEO of Discovery Capital Corporation.

Ross G. Morrison - has been a Director since 1999. Mr. Morrison is currently the President of Bunn-o-Matic Corporation of Canada Ltd. He previously served as Consultant of Campbell Tapes and Labels from 1995 to 1997.

Harley D. Sinclair - is the Secretary of Cryopak Industries Inc. Mr. Sinclair is a self employed attorney with the firm Godinho, Sinclair.


Item 11. Compensation of Directors and Officers

During the Company's last fiscal year ended March 31, 2001, the Company paid an aggregate of Cdn$377,929 to its officers. Three directors were paid $333,429 for management services and one director was paid $44,500 for management and advisory services. The Company's directors do not receive a salary, but are paid for out-of-pocket expenses incurred as directors of the Company. Both the Company's officers and its directors have received options for the Company's common stock at various exercise prices based upon the closing price for the day prior to the day of the grant. There are no amounts set aside or accrued during the last fiscal year to provide pension, retirement or similar benefits for the directors and officers pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.

Summary Compensation Table

                    Annual Compensation                                    Long-Term Compensation Awards

Name and                                                                   Securities
Principal                                              Other Annual        Underlying     All Other
Position            Year      Salary         Bonus     Compensation        Options        Compensation
--------            ----      ------         -----     ------------        -------        ------------
Harry Bygdnes       2001      $150,000       $ 0       $ 0                 $ 0            $ 0
Chairman of the
Board

R. Leigh Jeffs      2001      $ 73,333       $ 0       $ 0                 $ 0            $ 0
Director

John F. Morgan      2001      $      0       $ 0       $150,096            $ 0            $ 0
President, CEO &
Director

Douglas R. Reid     2001      $ 12,000       $ 0       $ 44,500            $ 0            $ 0
CFO & Director

John McEwen         2001      $      0       $ 0       $ 0                 $ 0            $ 0
Director

Ross G. Morrison    2001      $      0       $ 0       $ 0                 $ 0            $ 0
Director

Harley D. Sinclair  2001      $      0       $ 0       $ 0                 $ 0            $ 0
Secretary



Option/SAR Grants to Officers and Directors in Last Fiscal Year

                                        Percent of total options/
                     Options/SARs       SARs granted to employees        Exercise or
Name                 Granted (#)        in fiscal year                   base price ($/Sh)       Expiration Date
----                 -----------        --------------                   -----------------       ---------------
Harry Bygdnes        195,000            12%                              $0.52                   Sept. 5, 2005
R. Leigh Jeffs       195,000            12%                              $0.52                   Sept. 5, 2005
John F. Morgan       None               N/A                              N/A                              N/A
Douglas R. Reid      350,000            21%                              $0.80                   Feb. 15, 2006
Harley D. Sinclair   None               N/A                              N/A                              N/A
John McEwen          None               N/A                              N/A                              N/A
Ross G. Morrison     None               N/A                              N/A                              N/A


Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                     Shares Acquired                 Number of unexercised              Value of unexercised
                     on exercise (#)                 options/SARs at                    in-the-money
                     exercisable/       Value        FY-end (#)                         options/SARs
Name                 unexercisable      realized ($) exercisable/unexercisable          at FY-end ($)
----                 -------------      ------------ -------------------------          -------------
Harry Bygdnes        50,000             $ 16,500     511,000 exercisable                $25,080 exercisable
R. Leigh Jeffs       23,000             $  5,980     616,000 exercisable                $24,740 exercisable
John F. Morgan       Nil                Nil          450,000 exercisable                       Nil
                                                     300,000 unexercisable                     Nil
Douglas R. Reid      Nil                Nil           87,500 exercisable                       Nil
                                                     262,500 unexercisable                     Nil
Harley D. Sinclair   Nil                Nil           40,000 exercisable                       Nil
John McEwen          Nil                Nil          250,000 exercisable                       Nil
Ross G. Morrison     Nil                Nil          200,000 exercisable                       Nil


Item 12. Options to Purchase Securities from Registrant or Subsidiaries

As of March 31, 2001, the following options, all exercisable for shares of the Company's common stock, were outstanding:

No. of Shares              Exercise Price         Expiry Date
-------------              --------------         -----------
 290,000                   $ 0.86                 April 21, 2001
 250,000                     0.75                 September 3, 2001
  40,000                     0.75                 September 3, 2003
 750,000                     0.76                 March 19, 2004
 682,000                     0.57                 February 1, 2005
  50,000                     0.65                 February 1, 2005
 130,000                     0.65                 July 13, 2005
 367,000                     0.52                 September 5, 2005
 510,000                     0.63                 September 15, 2005
  40,000                     0.38                 December 14, 2005
 530,000                     0.80                 February 11, 2006
  50,000                     0.68                 March 27, 2006
  72,000                     1.00                 April 23, 2001
  150,000                    1.15                 June 21, 2001
3,911,000


The total amount of securities called for by all such options held by directors and officers of the Company, as a group, is 2,2839,000.

Item 13. Interest of Management in Certain Transactions

Over the past three fiscal years, the Company has given unsecured cash advances to NCK Holdings Inc. ("NCK"), which is owned by Harry Bygdnes and Leigh Jeffs, directors of the Company. These advances have included Cdn$48,868 during the fiscal year ended March 31, 1999; $25,433 during the fiscal year ended March 31, 2000; and $154,092 during the fiscal year ended March 31, 2001. The unsecured cash advances were paid against royalties, which were less than anticipated. The advances bear interest at 4.5% per annum and half of the balance must be repaid by March 31, 2002 and the remaining balance by March 31, 2003.

The Company has paid management fees and royalties to NCK. The management fees were paid in exchange for management services and the royalties were in exchange for the rights to the patent for the Cryopak product. Over the past three fiscal years, these fees and royalties have been paid as follows:

Fiscal Year Ended                                     Management Fees                Royalties
-----------------                                     ---------------                ---------
March 31, 2001                                               $183,333                  $42,072
March 31, 2000                                               $220,000                  $33,552
March 31, 1999                                               $220,000                  $26,261


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


PART IV

Item 17. Financial Statements

                                  FORM 51-901F

                          QUARTERLY AND YEAR END REPORT


Incorporated as part of:     |X|     Schedule A
                             |_| |_| Schedules B & C
                             (place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:                                     Cryopak Industries Inc.
ISSUER ADDRESS:                                     1053 Derwent Way
                                                    Delta, BC  V3M 5R4
CONTACT NAME:                                       Laila Ma
CONTACT POSITION:                                   Controller
CONTACT TELEPHONE NUMBER:                           (604) 515-7977 Ext. 111
ISSUER TELEPHONE NUMBER:                            (604) 515-7977
ISSUER FAX NUMBER:                                  (604) 515-7978
CONTACT E-MAIL ADDRESS:                             laila@cryopak.com
WEB SITE ADDRESS:                                   www.cryopak.com
FOR QUARTER ENDED:                                  March 31, 2001
DATE OF REPORT (YY/MM/DD):                          2001/08/13



                                   CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


"John F. Morgan"              John F. Morgan                   2001/08/13
----------------              --------------                   ----------
DIRECTOR'S SIGNATURE          PRINT FULL NAME             DATE SIGNED (YY/MM/DD)


"Douglas R. Reid"                Douglas R. Reid               2001/08/13
-----------------                ---------------               ----------
DIRECTOR'S SIGNATURE             PRINT FULL NAME          DATE SIGNED (YY/MM/DD)

                             CRYOPAK INDUSTRIES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                            Year Ended March 31, 2001
                        and Independent Auditors' Report

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
Cryopak Industries Inc.

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 2001 and the consolidated statements of operation and deficit and cash flow for the year ended March 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2001 and the results of its operations and its cash flows for the year ended March 31, 2001 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.


/s/ Dale Matheson Carr-Hilton
-----------------------------
DALE MATHESON CARR-HILTON
CHARTERED ACCOUNTANTS


Vancouver, BC
June 6, 2001

                             CRYOPAK INDUSTRIES INC.

                           CONSOLIDATED BALANCE SHEET
                                    March 31
                          (Stated in Canadian Dollars)

                                                                                           2001                 2000
                                                                                           ----                 ----
                                                                                             $                    $


                                                          ASSETS
Current
   Cash                                                                                             -             1,361,876
   Term deposit - restricted (Note 8)                                                         132,000                     -
   Accounts receivable                                                                      1,492,656               408,556
   Inventory (Note 3)                                                                         623,217               169,044
   Prepaid expenses                                                                            36,227                20,957
   Income taxes receivable                                                                     32,162                     -
                                                                                    ------------------ ---------------------
                                                                                            2,316,262             1,960,433

Term deposit - restricted                                                                           -               132,074
Capital assets (Note 5)                                                                       824,340               407,255
Advances to related company (Note 6)                                                          154,092               193,656
Intangibles (Note 7)                                                                        3,026,190               314,921
----------------------------------------------------------------------------------- ------------------ ---------------------
                                                                                            6,320,884             3,008,339
----------------------------------------------------------------------------------- ------------------ ---------------------

                                                        LIABILITIES
Current
   Bank indebtedness (Note 8)                                                                  90,169                     -
   Accounts payable and accrued liabilities                                                 1,199,563               556,372
   Current portion of notes payable to related parties (Note 9)                               520,400                     -
   Current portion of capital lease obligations (Note 11)                                     124,130               109,782
                                                                                    ------------------ ---------------------
                                                                                            1,934,262               666,154

Convertible loan (Note 10)                                                                  2,628,530             1,051,412
Notes payable to related parties (Note 9)                                                     106,667                     -
Capital lease obligations (Note 11)                                                           421,456               156,320
                                                                                    ------------------ ---------------------
                                                                                            5,090,915             1,873,886
                                                                                    ------------------ ---------------------

COMMITMENTS (Notes 2, 4, 8, 9, 12(b) & 12(d))

                                                   SHAREHOLDERS' EQUITY
Share Capital (Note 12)
  Issued and outstanding
    Common shares                                                                          11,851,664            10,400,237
    Class A preferred shares, Series I                                                              -               530,000
Equity component of convertible loan (Note 10)                                                908,073               403,588
Deficit                                                                                   (11,529,768)          (10,199,372)
                                                                                    ------------------ ---------------------
                                                                                            1,229,969             1,134,453

----------------------------------------------------------------------------------- ------------------ ---------------------
                                                                                            6,320,884             3,008,339
----------------------------------------------------------------------------------- ------------------ ---------------------


APPROVED BY THE BOARD:

/s/ John F. Morgan
------------------
Director

/s/ Douglas R. Reid
-------------------
Director

                             CRYOPAK INDUSTRIES INC.

                CONSOLIDATED STATEMENTS OF OPERATION AND DEFICIT
                               Year ended March 31
                          (Stated in Canadian Dollars)


                                                                    2001                 2000                1999
                                                                    ----                 ----                ----
                                                                     $                    $                   $


SALES                                                                   5,322,079            1,592,901          1,295,159

COST OF SALES                                                           3,057,923              676,921            746,285
                                                               ------------------- -------------------- ------------------

GROSS PROFIT                                                            2,264,156              915,980            548,874
                                                               ------------------- -------------------- ------------------
                                                               ------------------- -------------------- ------------------

EXPENSES
  Sales and marketing                                                   1,141,181              856,484            535,829
  Administration                                                        1,376,752            1,235,605            784,300
                                                               ------------------- -------------------- ------------------
                                                               ------------------- -------------------- ------------------
                                                                        2,517,933            2,092,089          1,320,129
                                                               ------------------- -------------------- ------------------

LOSS BEFORE AMORTIZATION, INTEREST
   AND OTHER ITEMS                                                       (253,777)          (1,176,109)          (771,255)

AMORTIZATION                                                             (336,005)            (162,113)           (72,958)

INTEREST ON BANK OPERATING LINE                                           (34,008)              (8,648)           (41,746)
                                                               ------------------- -------------------- ------------------

LOSS FROM OPERATIONS                                                     (623,790)          (1,346,870)          (885,959)

OTHER ITEMS
  Retirement allowance (Note 9)                                          (234,667)                   -                  -
  Other investment income                                                  74,488               31,318             12,803
  Interest on long term debt and other finance cost                      (482,827)            (33,902)           (38,912)
                                                               ------------------- -------------------- ------------------

LOSS BEFORE INCOME TAXES                                               (1,266,796)          (1,349,454)          (912,068)

INCOME TAX RECOVERY                                                             -               20,467                  -
                                                               ------------------- -------------------- ------------------

NET LOSS FOR THE YEAR                                                  (1,266,796)          (1,328,987)          (912,068)

DIVIDEND PAID ON CLASS A PREFERRED
SHARES                                                                    (63,600)             (63,600)           (63,600)
                                                               ------------------- -------------------- ------------------

NET LOSS FOR THE YEAR ATTRIBUTABLE TO
COMMON SHAREHOLDERS                                                    (1,330,396)          (1,392,587)          (975,668)

DEFICIT, beginning of year                                            (10,199,372)          (8,806,785)        (7,831,117)
-------------------------------------------------------------- ------------------- -------------------- ------------------

DEFICIT, end of year                                                  (11,529,768)         (10,199,372)        (8,806,785)
-------------------------------------------------------------- ------------------- -------------------- ------------------



Loss per share                                                               0.06                 0.08               0.07
                                                               ------------------- -------------------- ------------------

Weighted average common shares outstanding                             20,962,444           18,077,873         14,937,561
                                                               =================== ==================== ==================


                             CRYOPAK INDUSTRIES INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Year ended March 31
                          (Stated in Canadian Dollars)


                                                                    2001                 2000                1999
                                                                    ----                 ----                ----
                                                                     $                    $                    $
Operating Activities
    Cash received from customers                                        5,049,801           1,552,436           1,119,182
    Cash received from employees                                                -                 448               7,669
    Interest paid                                                         (65,518)            (42,550)            (80,658)
    Interest received                                                      74,488              16,896              12,828
    Payments to suppliers and employees                                (5,660,144)         (2,618,371)         (2,187,028)
    Finance fee for convertible loan                                     (363,750)                  -                   -
    Payments for filing fees                                              (17,696)            (23,678)            (25,289)
    Income taxes paid                                                     (24,000)                  -                   -
                                                               ------------------- ------------------- -------------------
                                                               ------------------- ------------------- -------------------
   Cash used in operating activities                                   (1,006,819)         (1,114,819)         (1,153,296)
                                                               ------------------- ------------------- -------------------
                                                               ------------------- ------------------- -------------------

Financing Activities
    Issue of shares for cash                                              216,160             654,186           2,291,633
    Share issue costs                                                           -                   -             (35,100)
    Proceeds from (repayment of) note payable and
      capital lease obligation                                            192,817             (67,499)           (416,588)
    Proceeds from convertible loan                                      2,182,500           1,455,000                   -
                                                               ------------------- ------------------- -------------------
   Cash provided by financing activities                                2,591,477           2,041,687           1,839,945
                                                               ------------------- ------------------- -------------------
                                                               ------------------- ------------------- -------------------

Investing Activities
    Acquisition of subsidiaries (Note 13)                              (2,480,242)                  -                   -
    Acquisition of capital assets (Note 13)                              (320,467)            (82,394)            (44,773)
    Repayment of notes payable to related parties                        (275,632)                  -                   -
    Advances to (from) related company                                     39,564            (116,472)              1,046
    Term deposit - restricted                                                                  (6,425)             (6,040)
                                                                               74
                                                               ------------------- ------------------- -------------------
                                                               ------------------- ------------------- -------------------
  Cash used in investing activities                                    (3,036,703)           (205,291)            (49,767)
                                                               ------------------- ------------------- -------------------
                                                               ------------------- ------------------- -------------------

Increase(decrease) in cash                                             (1,452,045)            721,577             636,882

Cash and cash equivalents, Beginning of Year                            1,361,876             640,299               3,417
                                                               ------------------- ------------------- -------------------
                                                               ------------------- ------------------- -------------------

Cash and cash equivalents, End of Year (Note 13)                          (90,169)          1,361,876             640,299
                                                               =================== =================== ===================

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations and Basis of Presentation

     Cryopak Industries Inc. (the "Company") has been incorporated under the laws of British Columbia. The Company develops, manufactures and markets temperature-controlling products including a patented, flexible, re-usable thermal blanket. Cryopak products, including gel packs and related products, are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and all other perishable items. The Company's products are also used for first aid, medical and physiotherapy treatments, and through retail distribution, for daily household cooling applications.

     The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with United States accounting principles is detailed in Note 24.

     These consolidated financial statements are prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since its inception. The ability of the Company to continue as a going concern is dependent upon its ability to obtain the financing necessary to continue operations and, ultimately, establish profitable operations. Management is of the opinion that sufficient working capital will be generated either from operations or from further financings in order to meet the liabilities and commitments as they become due.

     These consolidated financial statements do not give effect to adjustments that would be necessary should the Company not be able to continue as a going concern.

     Basis of Consolidation

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cryopak (International) Inc. (inactive - a Barbados corporation), Cryopak (Canada) Corporation, Cryopak Corporation (a Nevada corporation), Northland Custom Packaging Inc. (Note 2) and Northland Ice Gel Incorporated (Note 2). All significant inter-company transactions and balances have been eliminated on consolidation.

     Use of Estimates

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

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'D

     Inventories

     Inventories are valued at the lower of cost or net realizable value. Cost is determined by the first-in first-out (FIFO) method of valuation.

     Amortization

     Capital  assets  are  recorded  at  cost  less  accumulated   amortization.
     Amortization has been provided over the estimated useful lives of the assets using the following methods:


Computer hardware                                            3 years straight-line
Computer hardware under capital lease                        3 years straight-line
Computer software                                            2 years straight-line
Furniture, fixture, and office equipment                     5 years straight-line
Machinery                                                    5 years straight-line
Machinery under capital lease                                5 years straight-line
Motor vehicle under capital lease                            30% declining balance
Leasehold improvements                                       5 years straight-line


     Patent Licence

     Licenses are recorded at cost and are amortized on a straight-line basis over seventeen years.

     Deferred Development Costs

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

     Goodwill

     The excess of cost of the purchase of a subsidiary company over the fair value of assets acquired (disclosed in these consolidated financial statements as goodwill) is amortized on a straight-line basis from seventeen years to twenty years.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONT'D

     Income Taxes

     The Company has adopted a new accounting recommendation from the Canada Institute of Chartered Accountants relating to the recognition, measurement, presentation and disclosure of income and refundable taxes in an enterprise's financial statements (CICA Handbook Section 3465). The recommendations of Section 3465 replace the concept of "deferred income taxes" with "future income taxes".

     The fundamental principle of "future income taxes" is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would recognize future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principle is that in the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction. No future income tax benefit has been recorded in these financial statements as the criteria for recognition have not been satisfied (Note 14).

     Financial Instruments

     The fair values of the financial instruments approximate their carrying value except as otherwise disclosed in the financial statements.

     Revenue Recognition

     Sales are recognized upon shipment of products.

     Stock Based Compensation

     The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan as described in
     Note 16. No compensation is recognized for this plan when common shares or stock options are issued. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

     Loss Per Common Share

     Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share has not been presented as the outstanding options and warrants are anti-dilutive.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


2.   ACQUISITON OF SUBSIDIARIES

     On September 14, 2000, the company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc. (NCP), a company providing automated packaging services, and Northland Ice Gel Incorporated
     (NIG), a company which manufactures ice gel and other gel products. The acquisition has been accounted for by the purchase method and, accordingly, the operating results of the two companies for the period from September 14, 2000 to March 31, 2001 are included in the statement loss and deficit. Details relating to the assets acquired, liabilities assumed and consideration given are as follows:

Purchase price                                                                               $               3,043,221
Net tangible assets acquired
  Total assets                                                                                               1,629,377
  Less liabilities
                                                                                                            (1,122,621)
                                                                                                -----------------------
                                                                                                               506,756
                                                                                                -----------------------
Excess of purchase price over net tangible assets, being goodwill                            $               2,536,465
                                                                                                =======================
The purchase price of $3,043,221 was paid as follows:

Cash                                                                                         $               2,401,554
             Common shares issued (1,166,667 shares at $0.55 per share)                                        641,667
                                                                                                -----------------------
                                                                                             $               3,043,221
                                                                                                =======================


     Of the 1,166,667 common shares issued, 500,000 shares have been placed in escrow and will be released to the vendor provided that NCP together with NIG achieve defined earnings targets, earnings being defined as earnings before interest, taxes, depreciation and amortization (EBITDA). Effective with the year ended September 30, 2001, if EBITDA is equal to or exceeds $700,000 in any year, 100,000 shares will be released from escrow. At the time cumulative EBITDA is equal to or exceeds $3,500,000, all remaining shares will be released from escrow. All shares not released by September 30, 2005 will be cancelled.

     The goodwill acquired is being amortized on a straight-line basis over a period of twenty years.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


3.    INVENTORIES

                                                                                         2001                  2000
                                                                                            $                    $
                                                                                        ------------------------------
Raw material                                                                             504,123                22,509
Finished goods                                                                           119,094               146,535
                                                                                        ------------------------------
                                                                                         623,217               169,044
                                                                                        ==============================


4.   SHARE PURCHASE LOAN

     In a prior year the Company provided a $194,000 loan to the Company's President for the purpose of purchasing 250,000 of the Company's common shares. The loan is part of a compensation arrangement and is non-interest bearing. The loan is forgivable on the earlier of the date the President sells the shares or six months after his termination. The loan has been recorded as a reduction of share capital (Note 12(a)). If at the maturity date of the loan the fair market value of the shares is less than the purchase price, then the shares may be surrendered and the loan will be cancelled.

     In the event all or a portion of the loan is forgiven as a result of the President selling shares, compensation expense will be reflected in the Company's accounts in the period the sale occurs at an amount equal to the fair market value of shares sold at that time.

5.    CAPITAL ASSETS


                                                                            2001                                       2000
                                                                        Accumulated         Net Book Value         Net Book Value
                                                    Cost                Amortization
                                                -------------------- --------------------- ------------------    -------------------
Artwork                                               $  25,342               $     -          $  25,342              $  25,342
Computer hardware                                        63,704                46,406             17,298                 19,565
Computers under capital lease                            24,034                 2,167             21,867                      -
Computer software                                         7,011                 4,077              2,934                  2,480
Furniture and fixtures                                   48,931                30,205             18,726                  2,107
Motor vehicle under capital lease                       102,698                15,405             87,293                  8,285
Machinery under capital lease                         1,241,421               651,584            589,837                308,203
Machinery                                                41,693                14,643             27,050                 26,846
Office equipment                                         17,300                 6,333             10,967                 14,427
Leasehold improvement                                    50,300                27,274             23,026                      -
=========================================== -------------------- --------------------- ------------------ -- -------------------
                                                     $1,622,434             $ 798,094         $  824,340              $ 407,255
                                                ==================== ===================== ================== == ===================


                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)



6.   ADVANCES TO RELATED COMPANY


                                                                          2001                2000                   1999
                                                                            $                   $                     $
                                                                        ------------------ ---------------------- ------------------
Interest bearing advances
  Balance, beginning of year                                               25,433                 48,868             70,572
  Interest charge for the year                                                967                  2,965              4,696
  Payments received                                                       (26,400)               (26,400)           (26,400)
                                                                        ------------------ ---------------------- ------------------
Balance, end of year                                                            -                 25,433             48,868
                                                                        ------------------ ---------------------- ------------------
Non-interest bearing advances
  Balance, beginning of year                                              193,656                 28,316              7,658
  Technology acquired                                                    (100,000)                     -                  -
  Advances on royalties                                                    60,436                139,907             20,658
                                                                        ------------------ ---------------------- ------------------
Balance, end of year                                                      154,092                168,223             28,316
                                                                        ------------------ ---------------------- ------------------
                                                                          154,092                193,656             77,194
                                                                        ================== ====================== ==================


     The related company, N.C.K. Holdings Inc., is owned by two directors of the Company. The advances are unsecured with a portion bearing interest at 8% per annum, repayable in monthly installments of $2,200. Interest income on the interest bearing advances totaled $967 in 2001 and $2,965 in 2000 respectively.

     As provided in an agreement executed after the current year end, the related company has agreed to pay monthly interest at 4.5% per annum on the remaining balance. In addition, half of the outstanding advances must be repaid by March 31, 2002 and the remaining balance must be repaid in full by March 31,2003. However, repayment may be accelerated accordingly if either of the following occurs:

     a) each time the common share price of the Company trades above $1.50 for seven consecutive trading days, a minimum of $50,000 shall be repaid within 30 days;

     b) the balance shall be repaid in full within 30 days if the related company sells a total of 200,000 common shares of the Company at any price prior to full repayment.

     The related company agreed to deposit 200,000 common shares of the Company as collateral for the advances.

     Royalties due and paid in the year to N.C.K. Holdings Inc. amounted to $42,072 (2000 - $33,552).

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)



7.   INTANGIBLES

                                                                                     2001                               2000
                                                                                      $                                   $
                                                                                  Accumulated       Net Book Value     Net Book
                                                               Cost               Amortization                         Value
                                                               ------------------ ----------------- ----------------- --------------
Incorporation Cost                                                 3,111                 -              3,111           3,111
Deferred Development Costs                                       114,017           114,017                  -           3,705
Patent Licence                                                   666,323           365,022            301,301         241,512
Goodwill (Note 2)                                              2,692,620           162,161          2,530,459          66,593
Deferred Finance Cost                                            262,853            71,534            191,319               -
                                                               ------------------ ----------------- ----------------- --------------
                                                               3,738,924           712,734          3,026,190         314,921
                                                               ================== ================= ================= ==============

     After receiving the full advance of the convertible loan (Note 10), the company paid 10% of the total advance as a finder's fee. A portion of the fee has been allocated against the equity component of the loan and the remainder is being amortized over the term of the loan which is three years.


Total deferred finance cost                                    $ 363,750
Less: allocation to equity (Note 13)                            (100,897)
                                                          -------------------
                                                               $ 262,853
                                                          ===================

8.   BANK INDEBTEDNESS

     During the year, the Company secured a $132,000 operating bank loan which is due on demand, bears interest at prime plus 1% payable monthly and is secured by a collateral deposit. The deposit bears interest at 3.25% per annum and matures March 26, 2002.

     After the year end, the Company secured a $250,000 operating bank loan with another bank. The loan bears interest at prime plus 1.5% payable monthly. Security for the loan was provided by a related party. As compensation for providing the security the Company agreed to issue to this third party 40,000 common shares.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


9.    NOTES PAYABLE TO RELATED PARTIES


Notes payable to related parties consists of the following:

  Notes payable to vendors of the newly acquired subsidiaries (Note 2), bear interest at 12% per
    annum and mature on December 01, 2001                                                                        $     392,400

  Retirement allowance payable to a former executive of the Company, non-interest bearing and repayable in monthly payments of approximately $10,667 commencing February 1, 2001 and ending
    January 31, 2003                                                                                                   234,667
                                                                                                             ----------------------
                                                                                                             ----------------------
                                                                                                                       627,067
   Current portion                                                                                                    (520,400)
                                                                                                             ----------------------
                                                                                                             ----------------------
                                                                                                                 $     106,667
                                                                                                             ======================

     Interest paid to the vendors totaled $11,306 in 2001. In addition, the Company agreed to issue 100,000 common shares to the vendors for extending the maturity date to December 01, 2001. None of the shares have been issued as at the current year end.


10.  CONVERTIBLE LOAN

     The convertible loan bears interest at 10% per annum payable annually and matures on June 7, 2003. The first interest payment ($318,767) was due on June 7, 2001. However, the Company and the lender agreed to defer interest payments until certain terms of the loan are further clarified.

     The principal of the loan is convertible into units (one common share and one half share purchase warrant) at the rate of $1.25 per unit in the first year; $2.00 per unit in the second year and $3.00 per unit in the third year. The conversion terms further provide that no more than one third of the principal may be converted during each of the periods, except that any amount not converted in a given period may be carried forward to future periods and be convertible at the prevailing conversion rate. Accordingly, for the year ended June 7, 2002, $2,425,000 of the total loan may be converted at the rate of $2.00 per unit.

     Since the provisions of the loan provide for the holders to convert into units, the loan is presented with shareholders equity, net of the calculated debt component.

     The Company has calculated the debt component as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the loan was received.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)



10.  CONVERTIBLE LOAN - CONT'D

                                                                                                          2001            2000
                                                                                                          $               $
                                                                                                  ------------------ ---------------
Debt component                                                                                            2,628,530       1,051,412

Equity component                                                                                          1,008,970         403,588
                                                                                                 ------------------ ---------------
Total                                                                                                     3,637,500       1,455,000
                                                                                                  ================== ===============
Equity component                                                                                          1,008,970         403,588

Less allocation of finders fee                                                                             (100,897)              -
                                                                                                 ------------------ ---------------
Balance                                                                                                     908,073         403,588
                                                                                                  ================== ===============

11.  CAPITAL LEASE OBLIGATIONS

                                                                                                    2001              2000
                                                                                                    $                 $
                                                                                                  ------------------ ---------------
Obligations under capital lease with interest at rates of 10.25% to 18%, maturing from
May 1, 2001 to November 19, 2004                                                                    545,586           266,102

Less current portion                                                                                124,130           109,782
                                                                                                  ------------------ ---------------
                                                                                                    421,456           156,320
                                                                                                  ================== ===============


     Interest expense totaled $31,510 in 2001, $33,902 in 2000 and $38,912 in 1999.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


11.  CAPITAL LEASE OBLIGATIONS - CONT'D

     The future minimum lease payments required to maturity are as follows:

2002                                                $ 124,130
2003                                                  129,600
2004                                                  140,951
2005                                                  150,905
                                             ----------------
                                                      545,586
Less: amount representing interest                    144,942
                                             ----------------
                                                    $ 400,644
                                             ================

12.  SHARE CAPITAL

Authorized
100,000,000       Common shares without par value
100,000,000       Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series I


     (a)  Issued and Outstanding Shares:

Common shares
                                                                                           2001
                                                                                           Number of Shares    Amount
                                                                                           ----------------    ------
Balance, beginning of year                                                                 18,706,315          $10,400,237
Issued during the year
   For cash, pursuant to the exercise of stock options and   warrants                         468,000              216,160
   For purchase of Northland Custom Packaging and Northland Ice Gel Incorporated            1,166,667              641,667
   For payment of dividend on Class A preferred shares, Series I                               63,568               63,600
   For conversion of preferred shares                                                         557,894              530,000
   -----------------------------------------------------------------------------------------------------------------------
                                                                                            2,256,129            1,451,427
   -----------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                       20,962,444          $11,851,664
---------------------------------------------------------------------------------------------------------------------------


     500,000 issued common shares are held in escrow (see Note 2 - Business Acquisition).

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


12.  SHARE CAPITAL - CONT'D

Common shares
                                                                                         2000
                                                                                         Number of Shares     Amount
                                                                                         ----------------     ------
Balance, beginning of year                                                               17,255,740           $ 9,682,451
--------------------------------------------------------------------------------------------------------------------------
Issued during the year
   For cash, pursuant to the exercise of stock options                                      476,300               250,166
   For cash, pursuant to the exercise of warrants                                           544,608               297,020
   For cash, pursuant to private placements                                                 347,000               301,000
   For payment of dividend on Class A preferred shares, Series I                             82,667                63,600
   -----------------------------------------------------------------------------------------------------------------------
                                                                                          1,450,575               911,786
   -----------------------------------------------------------------------------------------------------------------------
                                                                                         18,706,315           $10,594,237
Deduct share purchase loan (Note 4)                                                                              (194,000)

Balance, end of year                                                                     18,706,315            10,400,237
--------------------------------------------------------------------------------------------------------------------------


Common shares
                                                                                          1999
                                                                                          Number of Shares      Amount
                                                                                          ----------------      ------
Balance, beginning of year                                                                12,815,064            $7,362,318
---------------------------------------------------------------------------------------------------------------------------
Issued during the year
   For cash, pursuant to the exercise of stock options                                     1,173,700               581,633
   For cash, pursuant to private placements                                                3,057,777             1,710,000
   For finder's fee                                                                           50,000                37,500
   For payment of dividend on Class A preferred shares, Series I                             159,199                63,600
   Share issue costs                                                                               -               (72,600)
   ------------------------------------------------------------------------------------------------------------------------
                                                                                           4,440,676             2,320,133
   ------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                      17,255,740            $9,682,451
---------------------------------------------------------------------------------------------------------------------------


                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


12.  SHARE CAPITAL - CONT'D

Class A preferred shares, Series I
                                                                                             2001
                                                                                             Number of Shares       Amount
                                                                                             ----------------       ------
Balance, beginning of year                                                                      530                 $ 530,000
Conversion to common shares                                                                    (530)                 (530,000)
                                                                                             ---------------------------------------
                                                                                                  -                         -

                                                                                            2000
                                                                                            Number of Shares              Amount
                                                                                            ----------------              ------
Balance, beginning and end of year                                                              530                       $ 530,000


                                                                                             1999
                                                                                             Number of Shares           Amount
                                                                                             ----------------           ------
Balance, beginning and end of year                                                              530                     $ 530,000


     Each Class A preferred share Series I is voting and carries a 12%, cumulative dividend payable at $120 per share at the company's fiscal year end in either cash or common shares at the option of the Company.

Dividends Paid on Class A Preferred Shares

                                                           Number of Common
                                                           Shares Issued                         Amount
                                                           -------------                         ------
1999                                                       159,199                               63,600
2000                                                        82,667                               63,600
2001                                                        63,568                               63,600


     The fair value of the shares issued as dividends was determined each year by reference to the average trading price of the common shares for twenty business days prior to the company's year end.

     (b)  Share Incentive Plan

     In 1999, the Company established a share incentive plan whereby the Company may grant options to officers, directors, employees and consultants. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares and the term may not exceed ten years. Options granted are also subject to certain vesting provisions.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


12.  SHARE CAPITAL - CONT'D


     Stock option transactions for the respective periods and the number of share options outstanding are summarized as follows:

                                                                                   Number of Optioned        Weighted Average
                                                                                   Common Shares             Exercise Price
                                                                                   -------------             --------------
Balance, March 31, 1999                                                              2,334,300                       0.69
Options granted                                                                      1,362,000                       0.67
Options exercised                                                                     (476,300)                      0.53
Options cancelled                                                                      (40,000)                      0.82
Options expired                                                                        (75,000)                      0.52
------------------------------------------------------------------- --------------------------- --------------------------

Balance, March 31, 2000                                                              3,105,000                       0.71

Options granted                                                                      1,650,000                       0.66
Options exercised                                                                     (173,000)                      0.47

Options expired                                                                       (893,000)                      0.75

Balance, March 31, 2001                                                              3,689,000                       0.69
------------------------------------------------------------------- --------------------------- --------------------------


     Prior to year end the Company agreed to grant 100,000 incentive stock options to a director that are not included in the above schedule.

     In addition to the following stock options outstanding as at March 31, 2001 there are 229,841 common shares reserved for future allocation:

Number of Shares         Exercise Price          Expiry Date
----------------         --------------          -----------
  290,000                $ 0.86                  April 21, 2001
  250,000                  0.75                  September 3, 2001
   40,000                  0.75                  September 3, 2003
  750,000                  0.76                  March 19, 2004
  682,000                  0.57                  February 1, 2005
   50,000                  0.65                  February 1, 2005
  130,000                  0.65                  July 13, 2005
  367,000                  0.52                  September 5, 2005
  510,000                  0.63                  September 15, 2005
   40,000                  0.38                  December 14, 2005
  530,000                  0.80                  February 11, 2006
   50,000                  0.68                  March 27, 2006
3,689,000


                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


12.  SHARE CAPITAL - CONT'D

     (c)  Share Purchase Warrants Outstanding:

Number of Warrants           Exercise Price             Expiry Date
------------------           --------------             -----------
 72,000                      1.00                       April 23, 2001
150,000                      1.15                       June 21, 2001
222,000


     Share purchase warrant transactions for the respective years were as follows:

                                                                                                                No. of Warrants
                                                                                                                ---------------
Balance, March 31, 1999                                                                                             1,369,608
Issued pursuant to a private placement of common shares exercisable at
  $1.15 per share                                                                                                     150,000
Issued pursuant to an employment contract exercisable at $0.776 per share                                             125,000
Issued pursuant to a private placement of common shares exercisable at
  $1.00 per share                                                                                                      72,000
Warrants exercised during the year at $0.46 per share                                                                (369,608)
Warrants exercised during the year at $0.60 per share                                                                 (50,000)
Warrants exercised during the year at $0.776 per share                                                               (125,000)
Warrants expired during the year                                                                                     (200,000)
------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2000                                                                                               972,000

Warrants exercised during the year at $0.46 per share                                                                (295,000)
Warrants expired during the year                                                                                     (455,000)
------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2001                                                                                               222,000
------------------------------------------------------------------------------------------------------------------------------


     (d)  Commitments to Issue Shares

     Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc., a company controlled by directors of the Company, for the acquisition of a license for the use of patents, the Company issued 500,000 common shares at a value of $0.30 each ($150,000). The Company is further obligated under the terms of the agreement to issue an additional 3,000,000 common shares to N.C.K. based upon certain cumulative cash flow criteria of its subsidiary, Cryopak Canada and its subsidiary. To date, the cash flow criteria of the agreement have not been attained and therefore no additional shares have been issued. The license will expire in 2025 at which time the obligation to issue additional shares will cease.

     The Company has agreed to issue 250,000 common shares to the Company's President as part of a compensation arrangement (see note 4).

     The Company has agreed to issue 31,250 common shares as consideration for a bank debt guarantee. (see note 8).

     The Company has agreed to issue 100,000 common shares as consideration for extension of the maturity date for a note payable that was issued as part of the consideration for a business acquisition (see note 9).

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


13.  CASH FLOW INFORMATION


     a)   Acquisition of Subsidiaries

Cash consideration                                           $ 2,401,554
Add overdraft of subsidiary                                       78,688

Cash paid net of cash acquired                               $ 2,480,242
                                                               =========

     b)   Capital Assets

     During the year capital assets were acquired at an aggregate cost of $320,467 of which $ 279,945 was funded by capital leases. Cash payment of $40,522 was made to purchase capital assets.

     c)   Cash and Cash Equivalents

                                                                          2001                 2000
                                                                          $                    $
Cash on hand                                                                 94,433            1,361,876
Bank Indebtedness (Note 8)                                                 (113,173)                   -

Bank overdraft                                                              (71,429)                   -
                                                                          ------------------- -----------------
Balance                                                                     (90,169)           1,361,876
                                                                          =================== =================


14.  INCOME TAXES

     The Company has non-capital losses available for utilization against future years' taxable incomes which, if unused, will expire as follows:

2002                                                  $ 475,000
2003                                                    745,844
2004                                                    670,856
2005                                                    529,806
2006                                                    837,837
2007                                                  1,193,487
2008                                                  1,031,631


     The potential income tax benefits relating to these losses have not been recognized in the accounts as their realization is not reasonably assured.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


15.  LEASES

     The minimum annual rental commitments for operating leases in effect at March 31, 2001 are as follows:

2002                                                   $231,068
2003                                                    210,685
2004                                                    182,349
2005                                                    145,994


16.  RELATED PARTY TRANSACTIONS

     Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

     (a) Professional fees include $44,500 ($12,000 in 2000) paid to a company owned by a director of the Company.

     (b) Management fees include $165,862 ($129,500 in 2000) paid to a company owned by the President, and $183,333 ($220,000 in 2000) paid to another company owned by two directors of the Company.


17.  MAJOR CUSTOMER

     Revenues from two customers amounted to approximately $2,007,227 which represents 38% of the Company's total revenue.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


18.  SEGMENTED INFORMATION

     Customer revenues by geographic segment are as follows:

                                                                            2001                2000                1999
                                                                              $                   $                   $
                                                                        ----------------- -------------------- ------------------
Canada                                                                  1,278,554              168,065             31,625
United States                                                           3,975,467            1,389,192          1,172,972
New Zealand                                                                     -               25,280             84,520
Other foreign countries                                                    68,058               10,364              6,042
                                                                        ----------------- -------------------- ------------------
Total                                                                   5,322,079            1,592,901          1,295,159
                                                                        ================= ==================== ==================

All capital assets are in Canada.

19.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). In addition the Company provides a supplementary description of significant differences between Canadian GAAP and those in the United States ("U.S. GAAP") as follows:

     (a) Under U.S. GAAP development costs are expensed as incurred. Under Canadian GAAP development costs subject to certain criteria are deferred and amortized.

     (b) The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issues to Employees" (APB25) in accounting for its stock options. Under APB25, because the exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense has been recognized.

     (c) Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options and warrants granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option and warrant granted.

                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


19.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES - CONT'D

     The impact of significant variations to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

                                                                                         Year Ended March 31
                                                                                2001                  2000                1999
                                                                                  $                     $                    $
------------------------------------------------------------ ---------------------- --------------------- --------------------
Loss for the year, Canadian GAAP                                        (1,266,796)           (1,328,987)            (912,068)
Amortization of deferred development costs                                   3,706                14,822               14,822
Adjustment for stock based compensation -
   non employees                                                           (18,165)             (120,169)            (574,868)
Dividends paid on Class A Preferred Shares                                 (63,600)              (63,600)             (63,600)
------------------------------------------------------------ ---------------------- --------------------- --------------------
Loss for the year, U.S. GAAP                                            (1,344,855)           (1,497,934)          (1,535,714)
------------------------------------------------------------ ---------------------- --------------------- --------------------
Loss per share, U.S. GAAP                                                    (0.06)                (0.08)              ( 0.10)
------------------------------------------------------------ ---------------------- --------------------- --------------------


     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation" (SFA123), which also requires that the information be determined as if the Company has accounted for its employee stock options granted in fiscal periods beginning subsequent to December 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for the years ended March 31 2001, 2000 and 1999, respectively: risk free interest rates of 5.5%, 5.2% and 5.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.4, 1.57 and 1.57; and a weighted average expected life of the options of five, three and four years.

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

     Supplemental disclosure of pro forma loss and loss per share is as follows:

                                                                                         Year Ended March 31
                                                                                2001                  2000                1999
                                                                                  $                      $                   $
-------------------------------------------------------------- ---------------------- --------------------- --------------------
Pro forma loss, U.S. GAAP                                                  (1,445,183)          (2,586,084)          (1,785,577)
Pro forma loss per share, U.S. GAAP                                             (0.07)               (0.14)               (0.12)
-------------------------------------------------------------- ---------------------- --------------------- --------------------


                             CRYOPAK INDUSTRIES INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year ended March 31, 2001
                          (Stated in Canadian Dollars)


19.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES - CONT'D

     The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:


                                                                                         Year Ended March 31
                                                                                     2001                    2000
                                                                                       $                       $
----------------------------------------------------------------------- ------------------------ ----------------------
Assets                                                                                6,514,884              3,198,634
Share Capital                                                                        12,063,829             10,714,406
Deficit                                                                             (11,547,933)           (10,323,246)
----------------------------------------------------------------------- ------------------------ ----------------------



20.  PRIOR YEAR NUMBERS

     The prior year numbers were audited by another chartered accounting firm.


21.  LEGAL PROCEEDINGS

     The Company is subject to various legal proceedings and claims arising in the ordinary course of business. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

                             CRYOPAK INDUSTRIES INC.

          CONSOLIDATED SCHEDULE OF ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

                               Year Ended March 31
                          (Stated in Canadian Dollars)


Schedule 1

                                                                                                           $
----------------------------------------------------------------------------------------------- -----------------
Balance March 31, 1998                                                                                    21,155
Additional allowance provided                                                                             53,529
----------------------------------------------------------------------------------------------- -----------------
Balance March 31, 1999                                                                                    74,684
Accounts received during the year                                                                        (19,038)
Additional allowance provided                                                                                770
----------------------------------------------------------------------------------------------- -----------------
Balance, March 31, 2000                                                                                   56,416
Net allowance included in purchase price                                                                    (632)
Accounts received during the year                                                                        (58,172)
Additional allowance provided                                                                             41,063
----------------------------------------------------------------------------------------------- -----------------
Balance, March 31, 2001                                                                                   38,675
----------------------------------------------------------------------------------------------- -----------------


                             CRYOPAK INDUSTRIES INC.

                  CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD

                               Year Ended March 31
                          (Stated in Canadian Dollars)


Schedule 2


                                                                       2001               2000                1999
                                                                        $                   $                   $
--------------------------------------------------------------- ------------------- ------------------ --------------------
Freight & Brokerage fee                                                    543,732            160,638               96,318
Manufacturing costs                                                         67,229            202,979                    -
Packaging                                                                        -              5,779               41,674
Purchase                                                                 1,467,051            286,052              608,293
Rent                                                                       112,314                  -                    -
Repair and maintenance                                                      35,113                  -                    -
Shop supplies                                                               13,302                  -                    -
Testing charges                                                             50,792                  -                    -
Storage                                                                     39,956              8,462                    -
Water and utility                                                           54,279             13,011                    -
Wages                                                                      674,155                  -                    -
--------------------------------------------------------------- ------------------- ------------------ --------------------
                                                                         3,057,923            676,921              746,285
-------------------------------------------------------------- ------------------- ------------------ --------------------


                             CRYOPAK INDUSTRIES INC.

             CONSOLIDATED SCHEDULES OF SALES AND MARKETING EXPENSES

                               Year Ended March 31
                          (Stated in Canadian Dollars)


Schedule 3

SALES AND MARKETING EXPENSES
                                                                   2001              2000              1999
                                                                     $                 $                $
------------------------------------------------------------ ------------------ ---------------- -----------------
Bad debts                                                              125,711         (11,624)            53,529
Commissions                                                             90,997            2,098             4,144
Foreign exchange                                                      (82,396)           24,436            20,640
Marketing                                                              624,606          483,676           201,347
Product testing                                                         19,541           11,583                 -
Royalties                                                               69,154           60,035            53,328
Storage                                                                      -            4,581             4,507
Travel and entertainment                                               250,402          252,859           180,770
Vehicle                                                                 43,166           28,840            17,564
------------------------------------------------------------ ------------------ ---------------- -----------------
                                                                     1,141,181          856,484           535,829
------------------------------------------------------------ ------------------ ---------------- -----------------



ADMINISTRATION EXPENSES
                                                                   2001              2000              1999
                                                                     $                 $                $
------------------------------------------------------------ ------------------ ---------------- -----------------
Corporate printing, financial and public relations                     143,898          232,374           117,043
Management fees                                                        377,929          349,500           220,000
Office supplies and stationery                                         130,497           89,387            80,250
Professional fees                                                      222,518          227,339            98,867
Rent                                                                    66,130           52,868            53,915
Repair and maintenance                                                  27,847           37,391                 -
Salaries and benefits                                                  317,577          181,959           151,146
Telephone                                                               72,659           41,109            37,790
Filing, listing and transfer agent fees                                 17,697           23,678            25,289
------------------------------------------------------------ ------------------ ---------------- -----------------
                                                                     1,376,752        1,235,605           784,300
------------------------------------------------------------ ------------------ ---------------- -----------------






Item 18. Financial Statements

The Registrant has chosen to file Financial Statements under Item 17 above.


Item 19. Financial Statements and Exhibits

No exhibits are attached with this annual report.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


CRYOPAK INDUSTRIES INC.

/s/ Douglas R. Reid
-------------------
Douglas R. Reid, Chief Financial Officer


10/15/2001
----------
Date