Form 20-F/A
period 2001-03-31
CRYOPAK INDUSTRIES INC
filed 2001-12-14
CIK 915386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F/A
(Mark One)

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

                             CRYOPAK INDUSTRIES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                            Year Ended March 31, 2001
                        and Independent Auditors' Report

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
Cryopak Industries Inc.

We have audited the consolidated balance sheets of Cryopak Industries Inc. at at March 31, 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

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