Form 20-F
period 2002-03-31
CRYOPAK INDUSTRIES INC
filed 2002-10-03
CIK 915386

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended March 31, 2002

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ___________ to ___________

               Commission file number _________________

                             CRYOPAK   INDUSTRIES  INC.
                             --------------------------
                (Exact  name  of  Registrant  as specified in its charter)

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

                                 Title of Class
                                      NONE
                                      ----

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 21,372,444 common at March 31, 2002.

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

Item 1. Description of Business
-------------------------------

Overview of Business
--------------------

Cryopak Industries Inc. ("Cryopak, the "Company") develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice(TM) Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items. The Company's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all purpose chilling applications. Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs.

The principal markets for its products are the transportation of pharmaceuticals, perishables such as fruit and vegetables and seafood products, medical wraps and retail and general thermal packaging. Over the last five years, the Company's sales have grown from $1,161,442 to $8,452,729 for its year ended March 31, 2002. Its earnings before depreciation, interest and related debt changes for the year ended March 31, 2002 totalled $886,821 compared to a loss of $250,777 in the prior year. The Company has focused on identifying key markets where the opportunities for significant sales volumes may exist or be created.

Prior to September 14, 2000, the Company manufactured its product through subcontractors under a contractual arrangement. On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Ice Gel Inc and Northland Custom Packaging Inc., its principal subcontractor for the manufacture of its product. The Company now owns and controls its own manufacturing facility. In addition to providing the Company with its own manufacturing capacity, this acquisition allowed the Company to expand its product line to include gel products and to offer custom packaging services. These products and services are complementary to the company's existing product line.

The  Company  relies  upon  the  protection   offered  by  certain  patents  and
trademarks. The patents are expected to be in effect until 2008. The right to exploit the patents has been licensed to the Company for an indefinite term, and is critical to Cryopak's business. A royalty is payable to the licensor.

Company History
---------------

Cryopak Industries Inc. was incorporated in the province of British Columbia, Canada, on February 13, 1981 as 226896 B.C. Ltd. On March 30, 1981 the Company changed its name to Consort Energy Corp. The Company changed its name again, to International Consort Industries Inc., on April 30, 1990 and amended its name to Cryopak Industries Inc. on November 12, 1993. On January 3, 1996, Cryopak increased its authorized stock to a total of two hundred million (200,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock with no par value and one hundred million (100,000,000) shares of Class A Preferred Stock, no par value, of which one thousand five hundred (1,500) were designated Class A Convertible Voting Preference Shares, Series I. Prior to September 14, 2000, Cryopak had two subsidiaries. Cryopak (Canada) Corporation, a British Columbia, Canada, corporation, was incorporated on June 6, 1986 as 310302 B.C. Ltd. and changed its name to Cryopak (Canada) Corporation on September 22, 1987 and then to Cryopak Corporation on June 12, 2002. Cryopak (International) Inc. is a Barbados corporation incorporated on August 29, 1995 and is currently inactive. Additionally, Cryopak Corporation has a wholly-owned subsidiary, Cryopak Corporation, a Nevada corporation formed on March 20, 1987. It had a fifty percent interest in Cryopak (Alberta) Corporation, which was dissolved in 1998. On September 14, 2000, Cryopak Industries Inc. acquired Northland Ice Gel Inc. and Northland Custom Packaging Inc. which were incorporated on February 9, 1988 and February 3, 1993 respectively.

Since acquiring 100% control of Cryopak (Canada) Corporation in 1990, the Company incurred ongoing expenses with the objective of:

     o Continuing the development of the product through its ongoing research efforts.
     o Identifying and pursuing target markets for its cryopak(Degree) product.
     o Improving its manufacturing processes, initially with its subcontracted manufacturers and since acquisition of the Northland companies, in its manufacturing facilities.

During that growth period, the Company developed the knowledge required to assist its customers in addressing and solving their cold chain management problems.

The manufacturing activities were contracted to Sugar Foods of Los Angeles, California until April, 1999. At that time, the Company acquired the necessary equipment to manufacture the product. The Company contracted Northland Custom Packaging Inc. to operate its equipment. The Company paid Northland a negotiated rate based on production. On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc. and an affiliated company, Northland Ice Gel Inc. This brought the manufacturing activities in house.

In February 2001, John Morgan was appointed President and CEO of the Company and Douglas Reid was appointed the CFO of the Company. Both Harry Bygdnes and Leigh Jeffs, the founders of the Company, retired from active service in the management of the Company but continue to serve on the board. John McEwen replaced Harry Bygdnes as Chairman of the Company on May 28, 2002.

Cryopak(Degree) consists of reusable sheets of liquid filled laminate pouches that provide refrigeration and insulation when frozen. The sheets can be custom cut to various sizes or into individual cubes for use in a wide range of applications and have been U.S.D.A approved for use with food products, including fish, meat and poultry. The Company markets its cryopak(Degree) product to the pharmaceutical, airline and seafood shipping industries and has begun to investigate marketing the product to the sports and healthcare industry. The Company also manufactures flexible gel packs, hot and cold compresses, instant hot and cold packs, and offers custom packaging services. In addition, Cryopak provides customers consulting services in the design, development and implementation of thermal packing solutions to meet their specific needs.

All of the Company's sales are to third party customers. Sales to the United States for the years 2000, 2001, and 2002, are 87%, 75%, and 67% respectively. International sales are 2%, 1%, and 0% for 2000, 2001, and 2002, with the majority to one customer, Nav Station. Sales within Canada are 11%, 24%, and 33% for 2000, 2001, and 2002.

Three customers accounted for approximately 63%, 47%, and 35% of total sales for the financial years 2000, 2001, and 2002. They are Dura*Kold Corp., Polyfoam Packers, and Wyeth-Ayerst Labs for 2000 and World Kitchen, Sunbeam Products and Wyeth-Ayerst Labs for 2001 and 2002.

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

In addition, public awareness relating to the improper handling and storage of perishable food and pharmaceutical products has increased. As a result, there is increasing pressure on producers, transporters and sellers to ensure that such products are stored at appropriate temperatures as they move through the distribution chain to the consumer. This pressure will result in an increase in demand for the Company's products and services.

The "perishable" packaging industry must also follow U.S.D.A. regulations in the United States and Agriculture Canada regulations in Canada. Cryopak(TM) has been U.S.D.A. approved and Agriculture Canada accepted for use with food products, including fish, meat and poultry.

The Company's flexible ice(TM) blanket product has been registered with the U.S. Patent and Trademark Office as a "Thermal Packaging Assembly" and received patent number 4,931,333 on June 5, 1990. The product was also patented in Canada on October 22, 1991 with patent number 1,291,073. The patent expires in Canada on October 22, 2008 and in the United States on June 5, 2007. Both patents have been assigned to the Company by D. Lindley Henry, the inventor of the cryopak(Degree) product. Mr. Henry currently provides consulting services to the Company. Because these expiration dates are so far in the future, the Company feels that the patent expirations will not make a significant impact upon the Company's business.

The Company's subsidiary Cryopak Corporation has also trademarked the words "Cryomat" and "cryopak(Degree)" and the symbol "k(Degree)" with the United States Patent and Trademark Office. The "Cryomat" trademark is registration number 1,420,052 dated December 9, 1986 and the "cryopak" trademark is registration number 1,576,371 registered January 9, 1990. These trademarks expire December 9, 2006 and January 9, 2001, respectively. Additionally, Cryopak Corporation has trademarked "Super Cool System" with the Canadian Trademark Office, registration number 441,439 and registration date March 31, 1995, as well as "Cooler Cube" with registration number 441,438 and registration date March 31, 1995. The Canadian subsidiary registered these trademarks. The Company had also applied to have its corporate logo, k(Degree), trademarked.

The Company had four 100% wholly-owned subsidiaries at March 31, 2002:
----------------------------------------------------------------------

Cryopak Corporation - is a British Columbia, Canada corporation and was incorporated on June 6, 1986 as 310302 B.C. Ltd. and changed its name to Cryopak (Canada) Corporation on September 22, 1987 and to Cryopak Corporation on June 12, 2002. It has a wholly owned subsidiary, Cryopak Corporation, a Nevada corporation formed on March 20, 1987, which is currently inactive. Additionally, it had a fifty percent (50%) interest in Cryopak (Alberta) Corporation, an Alberta, Canada corporation formed in November 17, 1992, which was dissolved in 1998. From inception until 1998, it has been handling all sales activities up to the point when the Company started manufacturing in Vancouver. From July 1998 to March 2001, it has been in charge of all sales to the United States and worldwide while the Company is responsible for all sales within Canada.

Cryopak (International) Inc. - is a Barbados corporation incorporated on August 29, 1995. It is inactive.

Northland Ice Gel Inc. - was incorporated on February 9, 1988 under the laws of the province of British Columbia. Its business is the manufacturing of gel products. Since April 1, 2001, it has also provided custom packaging services to its customers.

Northland Custom Packaging Inc. - was incorporated on February 3, 1993 under the laws of the province of British Columbia. >From 1998 until September 14, 2000, it has carried out the manufacturing activities for Cryopak under the control of Cryopak. It ceased to carry on its provision of custom packaging services on March 31, 2001.

Begun as a family business in 1989 with four employees, Northland at the time of acquisition had 30 full-time employees and markets across the United States, Canada and around the world.

Item 2. Description of Property
-------------------------------

Cryopak's principal executive offices are located at 1053 Derwent Way, Delta, British Columbia, Canada V3M 5R4. Cryopak leases office and warehouse space for its corporate headquarters and production facility totaling 26,000 square feet at a rate of Cdn$132,230 per year until July 31, 2002 and Cdn$137,693 per year thereafter. The current lease expires on January 31, 2005. The Company also leases an office in downtown Vancouver where its investor relations activities are conducted. That lease expired on June 30, 2002 and the Company did not renew that lease. The Company's investor relations activities were relocated to another office in downtown Vancouver.

Item 3. Legal Proceedings
-------------------------

Neither the Company nor any of its subsidiaries is a party to any legal proceedings at this time.

Item 4. Control of Registrant
-----------------------------

The Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

The following table sets forth, as at July 15, 2002, the beneficial ownership of the Company's common stock by each person known by the Company to beneficially own more than 5% of the Company's common stock outstanding as of such date and by the officers and directors of the Company as a group.

Title of Class            Identity of Person or Group      Amount Owned      Percent of Class
--------------            ---------------------------      ------------      ----------------
Common Shares             Discovery Capital Corp.          2,108,704          9.86%
Common Shares             Bronfman group of companies      3,750,000         17.5%
Common Shares             Directors /Officers              1,684,544          7.88%
John Morgan               President, CEO & Director          566,500          2.65%
John McEwen               Chairman & Director                112,893          0.52%
Douglas R. Reid           CFO & Director                       7,250          0.03%
Harry Bygdnes             Director                           628,951          2.94%
Leigh Jeffs               Director                           368,950          1.72%


The Company does not know of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.


Item 5. Nature of Trading Market
--------------------------------

The Company's common stock trades in Canada on the TSX Venture Exchange and in the United States on the NASDAQ OTCBB. Non-Canadian investors are also able to trade the Company's stock on the TSX Venture Exchange. As at March 31, 2002, 368 American shareholders comprising of 30% of its total outstanding shares, held stock in the company. The high and low sales prices (in Canadian dollars) for the Company's common stock on the TSX Venture Exchange over the past two fiscal years are as follows:

Fiscal Quarter                                                     High                   Low
April - June 2002                                                $ 1.30                $ 0.86
January - March 2002                                               1.49                  0.60
October - December 2001                                            0.76                  0.35
July - September 2001                                              0.60                  0.35
April - June 2001                                                  0.67                  0.40
January - March 2001                                               0.36                  0.36
October - December 2000                                            0.52                  0.30
July - September 2000                                              0.65                  0.46
April - June 2000                                                  1.00                  0.58



Item 6. Exchange Controls and Other Limitations Affecting Security Holders
--------------------------------------------------------------------------

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

Item 7. Taxation
----------------

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


Item 8. Selected Financial Data Item
------------------------------------

                              Year Ended        Year Ended         Year Ended        Year Ended        Year Ended
                            March 31, 2002    March 31, 2001     March 31, 2000    March 31, 1999    March 31, 1998
Net sales                   $8,452,729       $5,322,079          $1,592,901        $1,295,159        $1,161,442
Income (loss) from
  continuing operations     (  273,759)      (1,390,621)         (1,349,454)       (  912,068)       (  638,553)
Income (loss) from
  continuing operations
  per common share          (      0.01)     (     0.07)   (           0.07)       (     0.06)       (     0.05)
Total assets                  7,377,051       6,387,101           3,008,339         2,036,700         1,364,297
Long-term obligations and
redeemable preferred stock:
     Capital leases             567,722         421,456             156,320           249,057           320,015
     Long-term debt           3,467,213       3,329,906           1,051,412                 -                 -
     Redeemable                       -               -                   -                 -                 -
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

The impact of significant variations to U.S. GAAP on the Consolidated Statements of Loss are as follows:

                                                                         2002             2001            2000
                                                                                       (restated)
Net loss in accordance with Canadian GAAP                                $(  273,759)  $( 1,390,621)      $( 1,328,987)
Reversal of amortization of deferred development costs (i)                         -          3,706             14,822
Adjustment for stock-based compensation of non-employees (ii)             (  317,871)   (    18,165)       (   120,169)
Reversal of accretion of debt portion of convertible loan (iii)              137,307        107,668                  -
Amortization of deferred financing costs allocated to                     (   13,842)   (    11,301)                 -
    convertible loan - equity (iii)
Net loss and comprehensive loss in accordance with U.S. GAAP              (  468,165)   ( 1,308,713)       ( 1,434,334)
Dividends paid on class A preferred shares, Series I                               -    (    63,600)       (    63,600)
Income available to common shareholders                                  $(  468,165)  $( 1,372,313)      $( 1,497,934)
Basic and diluted loss per share under U.S. GAAP                         $(     0.02)  $(      0.07)      $(      0.08)


The impact of significant variations to U.S. GAAP on the Consolidated Balance Sheets items are as follows:

                                  2002                                          2001 (restated)
                           Canadian    Adjustments    U.S. GAAP         Canadian GAAP   Adjustments      U.S. GAAP
Convertible loan -         $3,467,213  $    170,287   $  3,637,500      $  3,329,906    $ 307,594        $  3,637,500
    liabilities
Convertible loan -            373,735  (    373,735)             -           373,735     (373,735)                  -
    equity
Other assets                2,866,913         16,384     2,883,297         3,069,403       30,226           3,099,629
Share capital                 846,650     11,479,313    12,325,963        12,045,664            -          12,045,664
Additional paid-in                  -      1,154,299     1,154,299                 -      836,428             836,428
    capital
    Deficit                $( 448,039)  $(12,413,780) $(12,861,819)     $(11,653,593)  $( 740,061)       $(12,393,654)


As of July 31, 2002, the exchange rate between the United States and Canada was US$1.00 per Cdn$1.5829. Over the Company's past five fiscal years, the exchange rate per US$1.00 has varied as follows:

Fiscal Year Ended                         Rate at Year End    Average Rate       Low Rate           High Rate
March 31, 2002                            $ 1.5988            $ 1.5652           $ 1.5069           $ 1.6184
March 31, 2001                            $ 1.5763            $ 1.5039           $ 1.4497           $ 1.5774
March 31, 2000                            $ 1.4494            $ 1.4743           $ 1.4378           $ 1.5175
March 31, 1999                            $ 1.5092            $ 1.5033           $ 1.4173           $ 1.5765
March 31, 1998                            $ 1.4166            $ 1.4023           $ 1.3669           $ 1.4639


Item 9. Management's  Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations
-------------

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

Liquidity and Capital Resources
-------------------------------

Historically the Company has relied upon its ability to raise capital in the equity markets to finance its operating and capital requirements. In 2002 and 2001, the Company raised funds through the issuance of convertible debt, the particulars of which are described in Note 11 of the financial statements for the year ended March 31, 2002. The proceeds thereof were utilized to finance the acquisition of the Northland group of companies and to provide working capital.

Subsequent to the acquisition of the Northland companies, the Company negotiated a revolving operating loan to meet its operational requirements.

The following table summarizes the sources of capital and its use thereof for the 2000, 2001 and 2002 fiscal years.

Sources of Capital                       June 30, 2002     March 31, 2002    March 31, 2001     March 31, 2000
                                          (3 months)
Issue of shares                          $ 5,481,660       $   10,299        $   216,160        $  654,186
Proceeds from convertible loan                     -                -          2,140,973         1,455,000
Proceeds/(Repayment)     of    notes/    (   547,321)      (  122,255)
capital lease obligation                                                          89,364        (   73,924)
Lines of credit                              494,852          304,624             34,485                 -
Operations                                         -                -                  -                 -
-------------------------------------- ------------------ ----------------- ------------------ ------------------
Cash from financing                      $ 5,429,191       $  192,668        $ 2,480,982        $2,035,262


The cash raised was applied to:

Operations                               $ 1,342,031       $( 108,051)       $ 1,148,876        $ 1,231,291
Acquisition of subsidiaries                        -                -          2,401,554                  -
Acquisition of capital assets                 20,079           80,314        (   134,478)            82,394
Investments                                4,005,980                -
Other repayments                                   -          200,794            403,902                  -
-------------------------------------- ------------------ ----------------- ------------------ ------------------
                                           5,368,090          173,057          3,819,854          1,313,685
-------------------------------------- ------------------ ----------------- ------------------ ------------------
Increase/(Decrease) in cash                $  61,101        $  19,611        $(1,338,872)         $ 721,577


In the quarter ended June 30, 2002, the Company received net proceeds of $5,481,660 from a private placement of its common shares. A portion of these funds were used for working capital. The balance has been set aside to finance corporate growth.

The Company will continue to rely upon the equity and capital markets to produce financing for acquisitions and increases in capacity of its manufacturing facilities. While the Company continues to look for opportunities for growth, there are no commitments at the current time.

The Company has made arrangements for revolving lines of credit totaling $1,132,000 of which $932,000 are currently available. An additional $200,000 will be available upon satisfactory completion of security arrangements. The Company will negotiate additional lines as its requirements increase.

Results of Operations
---------------------

The table below sets out key components of the Company's operating statements, both numerically and as a percentage of sales, for the last three years.

                                         March 31, 2002           March 31, 2001          March 31, 2000
                                                                    (restated)
Sales                                  100%      $8,452,729     100%     $ 5,322,079    100%      $ 1,592,901
Cost of sales                           54%       4,573,482      58%       3,105,311     46%          730,476
------------------------------------ ------- --------------- -------- -------------- -------- ---------------
Gross profit                            46%       3,879,247      42%       2,216,768     54%          862,425
Selling & administrative costs          35%       2,992,426      46%       2,470,545    128%        2,038,534
------------------------------------ ------- --------------- -------- -------------- -------- ---------------
Net loss                                 3%       $ 273,759      26%     $(1,390,621)    83%      $(1,328,987)


On September 14, 2000, the Company acquired the issued shares of the Northland companies comprised of Northland Ice Gel Inc. and Northland Custom Packaging Inc. The operations of those companies have been included in the consolidated financial statements of the Company from the date of acquisition. Sales have been increasing steadily over the years, showing increases of 59% in 2002, 234% in 2001, and 23% in 2000. Of the total sales in fiscal 2002, $3,359,947 was by Cryopak showing an increase of 44% over fiscal 2001. Over the prior years, the Company had been seeking out markets capable of producing large sales volumes with high gross margins.

The Company's cost of sales increased to $4,573,482 or 54% of sales from 2002, 58% of sales in 2001, and 46% in 2000. The increase in cost of sales is derived from an increase in sales, partly as a result of the Northland acquisition and partly as a result of increased sales of the Cryopak products. Gross profit increased to $3,879,247 from $2,216,768 in 2001 while the gross profit percentage increased to 46% from 42% in 2001. The Northland product line generates lower gross profit margins than the Cryopak product line. However, Cryopak sales have increased from $2,325,806 to $3,359,947 to explain the increase in the gross profit margin percentage. The cost of sales increased from 2000 to 2001 due to an increase in sales.

By acquiring its own equipment and exercising greater control over the manufacturing process, the Company has reduced its cost of production. The
Company expects higher gross margins and correspondingly lower costs of manufacturing in future years.

The sales, marketing, and administration expenses increased to $2,992,426 from $2,470,545, an increase of $521,881. The increase is attributable to the acquisition of the Northland companies. The companies operated out of separate facilities from the date of acquisition until the executive and administrative offices were consolidated in January 2001. However, such costs have decreased to 35% from 46% of sales in 2001 and 128% of sales in 2000.

Item 9A. Quantitative and Qualitative Disclosures About Market Risk
-------------------------------------------------------------------

In the course of carrying on its business, the Company is subjected to a variety of business risks, including market risk associated with fluctuation in interest rates, currency exchange rates as well as the collectibility of accounts.

Collectibility of Accounts
--------------------------

The Company carefully monitors the collection of all accounts and the granting of credit. As a result of this policy, the Company has experienced credit losses as set out below. It does not anticipate future losses to be material. The Company will continue its close monitoring of credit and collection of accounts. It has insured its larger accounts against credit losses.

                                                          2002                2001                2000
Bad debt (recovered)                                      $   61,424          $  125,711          $(11,625)
As a percentage of sales                                         0.7%                2.4%              N/A


Currency Fluctuation Risk
-------------------------

Approximately 67% of the Company's sales revenue were derived outside Canada in fiscal 2002 and substantially all of its costs of sales and administrative costs are in Canadian dollars. Its marketing costs including travel and consulting costs are incurred in the country of origin. The Company monitors exchange rates but had not taken action to date to reduce its exposure to significant fluctuations in currency exchange rates. Management will review its exposure and will take such remedial steps, as it considers necessary.

Interest Rate Risk
------------------

The Company's interest expenses and income are subject to changes in interest rates. Management has determined that fluctuations of up to 10% in interest rates would not materially affect its financial position or results of operations.

The Company's revolving lines of credit bears interest at prime plus 1% to 1.5%.

At March 31, 2000, the Company had entered into an unsecured convertible loan agreement in the amount of $3,637,500 bearing interest at 10% per annum maturing June 7, 2003. See Note 11 in financial statements.

Of the notes payable to related parties, the whole amount is interest free and repayable at $10,667 per month.

As at March 31, 2002, the capitalized amount owing under long-term lease contracts was $567,722 with fixed interest rates ranging from 10.25% to 18% until maturity. See Note 12 of financial statements.

Item 10. Directors and Officers of Registrant
---------------------------------------------

The table below is a list of all directors and officers of the Company as at July 31, 2002. All directors have a term of one year. Directors are elected at each annual general meeting of the Company. The terms for President, CFO and Secretary are indefinite.

Name                          Positions Held
Harry Bygdnes                 Director
Robert Leigh Jeffs            Director
Douglas R. Reid               CFO, Director
John F. Morgan                President & CEO, Director
John McEwen                   Chairman, Director
Ross Morrison                 Director
Harley D. Sinclair            Secretary


* Please note that Robert Fisher, Robert Fetherstonhaugh, and Donald Lyons were appointed to the Board of Directors at the Company's Annual General Meeting on September 9, 2002 and Douglas Reid resigned from the Board of Directors.

Harry Bygdnes, Director since 1981. Mr. Bygdnes was formerly the Chairman, President and CEO for Cryopak Industries Inc.

Robert Leigh Jeffs, Director since 1990. Mr. Jeffs served as CFO for Cryopak Industries Inc. from March 1999 to January 2001. He is currently a consultant to Wet Coast Capital Corp. He began working for Wet Coast January 2001. Mr. Jeffs also served as President of Cryopak Corporation from 1990 to 1999.

Douglas R. Reid, Chief Financial Officer since 2000 and Director since 1990. Mr. Reid is currently CFO for Cryopak Industries Inc. and Cryopak Corporation. He also serves as President for Douglas R. Reid Inc.

John F. Morgan, President, CEO and Director since 1999. Mr. Morgan is currently the President and CEO for Cryopak Industries Inc. He also serves as Secretary and Director for Peak Capital Corp.

Harley D. Sinclair, Secretary. Mr. Sinclair is a self employed attorney with the firm Godinho Sinclair Shields. He currently acts as Secretary for Cryopak Industries Inc.

John McEwen, Director since 1995 and Chairman since May 2002. Mr. McEwen serves as Director and Chairman for Cryopak Industries Inc. He is currently President and Co-CEO of Discovery Capital Corporation.

Ross G. Morrison, Director since 1999. He currently serves as Director for Cryopak Industries Inc. Mr. Morrison is currently the President of Bunn-o-Matic Corporation of Canada Ltd. He previously served as Consultant of Campbell Tapes and Labels from 1995 to 1997.

Item 11. Compensation of Directors and Officers
-----------------------------------------------

During the Company's last fiscal year ended March 31, 2002, the Company paid an aggregate of Cdn$415,876 to its officers. Two directors were paid $242,479 for management services, one director was paid $128,000 in a retirement allowance, and one director was paid $45,397 for advisory services. The Company's directors do not receive a salary, but are paid for out-of-pocket expenses incurred as directors of the Company. Both the Company's officers and its directors have received options for the Company's common stock at various exercise prices based upon the closing price for the day prior to the day of the grant. There are no amounts set aside or accrued during the last fiscal year to provide pension, retirement or similar benefits for the directors and officers pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.

Summary Compensation Table
--------------------------

                   Annual Compensation                                      Long-Term Compensation
                                                                                Awards                Payouts
Name & principal    Fiscal      Salary     Bonus       Other         Securities      Restricted       LTIP       All other
position of         year          ($)       ($)        annual        granted under   shares or        payouts    compensation
executive officer   ending                             compensation  options/SARS    restricted       ($)        ($)
                                                          ($)        granted (#)     share units ($)
John F. Morgan      Mar. 31,    $10,000    Nil       $166,478        Nil              Nil             Nil        $200,000
President & CEO     2002
---------------     ---------   --------   -------   ----------- ----------------- --------------     ---------- --------------
Douglas R. Reid     Mar. 31,    $0         Nil       $96,000         Nil              Nil             Nil        $      0
CFO & Director      2002
---------------     ----------  --------   -------   ----------- ----------------- --------------     ---------- --------------
John McEwen         Mar. 31,    $0         Nil       $     0         Nil              Nil             Nil        $      0
Chairman & Director 2002
------------------- ----------  --------   -------   ----------- ----------------- --------------     ---------- --------------
R. Leigh Jeffs      Mar. 31,    $0         Nil       $ 45,397        Nil              Nil             Nil        $      0
Director            2002
------------------- ----------  --------   -------   ----------- ----------------- --------------     ---------- --------------
Harry Bygdnes       Mar. 31,    $0         Nil       $128,000        Nil              Nil             Nil        $      0
Director            2002
------------------- ----------  --------   -------   ----------- ----------------- --------------     ---------- --------------
Ross Morrison       Mar. 31,    $0         Nil       $      0        Nil              Nil             Nil        $      0
Director            2002
------------------- ----------  --------   -------   ----------- ----------------- --------------     ---------- --------------
Harley D. Sinclair  Mar. 31,    $0         Nil       $      0        Nil              Nil             Nil        $      0
Secretary           2002


Option/SAR Grants to Officers and Directors in Last Fiscal Year
---------------------------------------------------------------
                                                              Percent of total options/
                                    Options/SARs              SARs granted to employees          Exercise or
Name                                Granted (#)               in fiscal year                     base price ($/Sh) Expiration Date
----                                -----------               --------------                     ----------------- ---------------
Harry Bygdnes                       None                      N/A                                N/A               N/A
R. Leigh Jeffs                      300,000                   46%                                $0.50             June 27, 2006
John F. Morgan                      None                      N/A                                N/A               N/A
Douglas R. Reid                     None                      N/A                                N/A               N/A
Harley D. Sinclair                   50,000                    8%                                $0.50             June 27, 2006
John McEwen                         None                      N/A                                N/A               N/A
Ross G. Morrison                    100,000                   15%                                $0.50             June 27, 2006


Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
--------------------------------------------------------------------------------

Name of Executive        Securities Acquired   Aggregate Value  Unexercised Options/SARS at    Value of Unexercised in the Money
Officer                  Exercise (#)          Realized ($)     Fiscal Year End (#)            Options/SARS at Fiscal Year End ($)
                                                                Exercisable/Unexercisable      Exercisable/Unexercisable
John Morgan              Nil                   Nil              600,000 exercisable            $294,000 exercisable
                                                                150,000 unexercisable          $ 73,500 unexersiable
Douglas R. Reid          Nil                   Nil              262,500 exercisable            $118,125 exercisable
                                                                 87,500 unexercisable          $ 39,375 unexercisable
John McEwen              Nil                   Nil              Nil                            Nil
Harry Bygdnes            Nil                   Nil              511,000 exercisable            $357,230 exercisable
R. Leigh Jeffs           Nil                   Nil              725,500 exercisable            $515,065 exercisable
                                                                112,500 exercisable            $ 84,375 unexercisable
Ross Morrison            Nil                   Nil               62,500 exercisable            $ 46,875 exercisable
                                                                 37,500 unexercisable          $ 28,125 unexercisable
Harley Sinclair          Nil                   Nil               31,250 exercisable            $ 23,437 exercisable
                                                                 18,750 unexercisable          $ 14,063 unexercisable


Item 12. Options to Purchase Securities from Registrant or Subsidiaries
-----------------------------------------------------------------------

As of March 31, 2002, the following options, all exercisable for shares of the Company's common stock, were outstanding:


No. of Shares             Exercise Price        Expiry Date
  750,000                 $ 0.76                March 19, 2004
  682,000                   0.57                February 1, 2005
   50,000                   0.65                February 1, 2005
  120,000                   0.65                July 13, 2005
  367,000                   0.52                September 8, 2005
  510,000                   0.63                September 15, 2005
  530,000                   0.80                February 15, 2006
   50,000                   0.68                March 27, 2006
   10,000                   0.75                June 1, 2006
  470,000                   0.50                June 27, 2006
   20,000                   0.55                July 16, 2006
   50,000                   0.68                September 18, 2006
   50,000                   0.35                October 1, 2006
   50,000                   0.68                October 31, 2006
3,709,000


The total amount of securities called for by all such options held by directors and officers of the Company, as a group, is 3,109,000.


Item 13. Interest of Management in Certain Transactions
-------------------------------------------------------

Over the past three fiscal years, the Company has given unsecured cash advances to NCK Holdings Inc. ("NCK"), which is owned by Harry Bygdnes and Leigh Jeffs, directors of the Company. These advances have included $25,433 during the fiscal year ended March 31, 2000; $154,092 during the fiscal year ended March 31, 2001; and $150,567 during fiscal year ended March 31, 2002. The unsecured cash advances were paid against royalties, which were less than anticipated. The advances bear interest at 4.5% per annum the balance must be repaid by March 31, 2003.

The Company has paid management fees and royalties to NCK. The management fees were paid in exchange for management services and the royalties were in exchange for the rights to the patent for the Cryopak product. Over the past three fiscal years, these fees and royalties have been paid as follows:

Fiscal Year Ended                                    Management Fees               Royalties
March 31, 2002                                       $      -                      $60,308
March 31, 2001                                       $183,333                      $42,072
March 31, 2000                                       $220,000                      $33,552


For fiscal year March 31, 2002, a retirement allowance of $128,000 was paid to one director and $45,397 was paid to the other director for consulting and advisory services.

                                    PART III
                                    --------

Item 15. Defaults Upon Senior Securities
----------------------------------------

Neither the Company nor its subsidiaries have defaulted in the payment of principal, interest, sinking or purchase fund installment, or any other material defaults. There is no material arrearage in the payment of dividends to any class of preferred stock.


Item 16. Changes in Securities and Changes in Security for Registered Securities Item The Company has not modified the rights of the holders of any class of registered securities. There have not been any issuance or modification of any other class of securities that would limit or qualify the rights of the holders of a registered security.

                                     PART IV
                                     -------

Item 17. Financial Statements
-----------------------------

                             CRYOPAK INDUSTRIES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                        For the Year Ended March 31, 2002

Cryopak Industries
1053 Derwent Way, Delta, BC V3M 5R4 Canada
604.515.7977 ph 604.515.7978 fx 800.667.2532 tf
Website: www.cryopak.com
Symbol: CII.CDNX/CYPKF.OTCBB

          President's Comments for the Fiscal Year ended March 31, 2002

Cryopak continues to demonstrate significant growth and business expansion right through the end of fiscal 2002 and set an annual sales record of $8.45 million. The year was characterized by significant growth in all segments of our business and only fell short of our target in the final quarter. This small short-fall in the final quarter appears to have been caused by "timing", as expected fourth quarter orders moved into fiscal 2003. In fact we managed to complete the "Costco Wholesale" relationship in the first quarter and others are anticipated later in the year. All in all the year was one of enormous success with exciting results. Some highlights include:

     - Record sales for the year at $8.45 million, a 58.8% increase over our 2001 record.

     - Our first "annual" positive cash flow from operations, with EBITDA at $886,821; this was just slightly below our target of $1.0 million.

     -    Record sales for Cryopak product up 44% versus our previous record.

     - Our profit target for the year of $250,000 was not realized. In fact, the Company suffered a loss of $273,000 which was the result of incremental investment in marketing activities, and an accounting change relating to the equity portion of our convertible loan.

     -    Marketing investment included:

     - Unplanned production of two television commercials for both Simply Cozy and the Flexible Ice(TM)Blanket to aid in the sell-in of both brands,

     -    An unplanned media test for Simply Cozy during the Christmas period on
          both   television  and  radio  (media  time  became   available  at  a
          significantly reduced cost),

     - Increased spending on promotion and demos to support the media test; o Unplanned marketing research to assess the impact of all of the above activities.

We expect that our investment of $125,000 will have a definite incremental impact on our results in 2003. And, as a direct result we have planned a U.S. media test-market for the fourth quarter of 2003, which if as successful as our Canadian experience will be rolled-out in early 2004 to impact our results at that time.

     -    Marketing results included the following:

     -    Record sales of Simply Cozy,

     -    Addition of the "mini sleeve" package for the Flexible Ice(TM) Blanket
          - a pharmacy sized package,

     - The addition of new retail outlets; Walmart Canada, The Bay, Zellers, Costco Canada, o Product testing at Sam's Club, Costco, CVS and Canadian Tire,

     -    New distributors: Delta Packaging, Pak West Paper & XpedX;

     - New pharmaceutical services contracts with Wyeth Canada, Glaxo Canada, and Vivus Pharma.

     -    Successful integration of the Northland companies.

     - The expansion of our Technical Advisory Board to include: Dr William Hitchings currently Vice President of the Quantic Group, an industry "quality" facilitator and Vincent Migliore, a prominent packaging specialist.

     -    The first ever Advisory Board Meeting in January at our plant.

     - The first resignation from our Advisory Board (which turned out to be a positive), as Mr. Migliore decided to join the company full-time as Vice President of Package Development.

     - The successful completion of our financing project with the addition of our new strategic partners, the Claridge/Bronfman Group and Sandoz Foundation Financial Services group of Geneva.

     - The expansion of our vision to include all aspects of temperature controlled packaging and the acceptance of our mission "To build a $100 million company in five years" by implementing our growth strategy, which calls for both organic growth and growth by acquisition.

     - Preliminary contact was made with all of our acquisition targets and several indicated a willingness to move forward. We will move forward with companies that allow us to build critical mass and to exploit our knowledge base. No acquisition will be made unless it is accretive to earnings and its products and services are of strategic significance for both our mission and our vision.

     - The Company was retained by an outside group to develop a "food service" product that exploits our knowledge base and our technology. Significant development work has been completed and a patent will be applied for in 2003.

Our main objective for 2003 is to accelerate our growth while demonstrating significant profit growth - and early indications are very positive. We expect to complete an acquisition in 2003 that will be consistent with our strategy and which will broaden our strategic options. Further, we fully expect to be operating in other parts of the world by the end of our next fiscal year. Management is of the opinion that shareholder value will continue to be created in 2003 and that significant progress will be made towards accomplishing our vision.


ON BEHALF OF THE BOARD OF DIRECTORS

/s/ "John F. Morgan"
--------------------
John F. Morgan
President

Auditors' Report to the Shareholders

We have audited the consolidated balance sheet of Cryopak Industries Inc. as at March 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the adoption of the new accounting standard relating to earnings per share as described in note 4 to the consolidated financial statements, on a consistent basis.

The consolidated financial statements as at March 31, 2001 and for the years ended March 31, 2001 and 2000 were audited by other firms of chartered accountants who, prior to the adjustments related to the restatement described in note 2 to the consolidated financial statements, expressed opinions without reservation on those statements in their reports dated June 6, 2001 and June 9, 2000. We have audited the adjustments to the 2001 consolidated financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.



/s/ "KPMG LLP"
--------------
Chartered Accountants

Vancouver, Canada
May 31, 2002

CRYOPAK INDUSTRIES INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

March 31, 2002 and 2001

---------------------------------------------------------------------------------------------------------------
                                                                           2002                 2001
---------------------------------------------------------------------------------------------------------------
                                                                                                (Restated
                                                                                                - note 2)
Assets

Current assets:
     Cash and cash equivalents                                             $       42,615       $       23,004
     Short-term investments (note 10)                                             132,000              132,000
     Accounts receivable (Schedule 1)                                           1,949,428            1,524,818
     Advances to related company (note 8)                                         150,567              154,092
     Inventory (note 6)                                                           838,052              623,217
     Prepaid expenses                                                             314,667               36,227
--------------------------------------------------------------------------------------------------------------
                                                                                3,427,329            2,493,358
Property, plant and equipment (note 7)                                          1,082,809              824,340
Other assets (note 9)                                                           2,866,913            3,069,403
--------------------------------------------------------------------------------------------------------------

                                                                           $    7,377,051       $    6,387,101
--------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (note 10)                                           $      417,797       $      113,173
     Accounts payable and accrued liabilities                                   1,862,375            1,199,563
     Current portion of notes payable to related parties                          503,129              520,400
     Current portion of obligations under capital lease                           180,469              124,130
--------------------------------------------------------------------------------------------------------------
                                                                                2,963,770            1,957,266
Convertible loan (note 11)                                                      3,467,213            3,329,906
Notes payable to related parties (note 8)                                               -              106,667
Obligations under capital lease (note 12)                                         567,722              421,456
--------------------------------------------------------------------------------------------------------------
                                                                                6,998,705            5,815,295

Shareholders' equity:
     Share capital (note 13)                                                      846,650           12,045,664
     Convertible loan (note 11)                                                   373,735              373,735
     Share purchase loan (note 15)                                               (394,000)            (194,000)
     Deficit                                                                     (448,039)         (11,653,593)
--------------------------------------------------------------------------------------------------------------
                                                                                  378,346              571,806
--------------------------------------------------------------------------------------------------------------

                                                                           $    7,377,051       $    6,387,101
--------------------------------------------------------------------------------------------------------------


Operations (note 1)
Commitments (note 18)
Subsequent event (note 22)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ "John F. Morgan"                                     /s/ "Douglas R. Reid"
--------------------                                     ---------------------
Director                                                 Director

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------------------------------------
                                                     2002                2001                  2000
--------------------------------------------------------------------------------------------------------------
                                                                         (Restated
                                                                         - note 2)
Sales                                                $      8,452,729    $     5,322,079       $     1,592,901

Cost of sales (Schedule 2)                                  4,573,482          3,105,311               730,476
--------------------------------------------------------------------------------------------------------------

Gross profit                                                3,879,247          2,216,768               862,425

Expenses:
     Sales and marketing (Schedule 3)                       1,501,687          1,372,557               962,279
     Administration (Schedule 3)                            1,490,739          1,097,988             1,076,255
     Amortization                                             338,643            336,005               162,113
     Interest on bank operating line                           59,326             34,008                 8,648
--------------------------------------------------------------------------------------------------------------
                                                            3,390,395          2,840,558             2,209,295
--------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                               488,852           (623,790)           (1,346,870)

Other income (expenses):
     Retirement allowance (note 8(b))                               -           (234,667)                    -
     Investment income                                         18,815             74,488                31,318
     Interest on long-term debt and other
       finance costs                                         (781,426)          (606,652)              (33,902)
--------------------------------------------------------------------------------------------------------------
                                                             (762,611)          (766,831)               (2,584)
--------------------------------------------------------------------------------------------------------------

Loss before income taxes                                     (273,759)        (1,390,621)           (1,349,454)

Deferred income tax recovery                                        -                  -                20,467
--------------------------------------------------------------------------------------------------------------

Loss for the year                                            (273,759)        (1,390,621)           (1,328,987)

Deficit, beginning of year                                (11,653,593)       (10,199,372)           (8,806,785)

Dividend paid on class A preferred shares                           -            (63,600)              (63,600)

Allocation of deficit to reduce share
   capital (note 13(e))                                    11,479,313                  -                     -
--------------------------------------------------------------------------------------------------------------

Deficit, end of year                                 $       (448,039)   $   (11,653,593)      $   (10,199,372)
--------------------------------------------------------------------------------------------------------------

Loss per share (notes 2 and 17)                      $         (0.01)    $         (0.07)      $         (0.08)

--------------------------------------------------------------------------------------------------------------


          See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001 and 2000

----------------------------------------------------------------------------------------------------------------
                                                     2002                2001                  2000
----------------------------------------------------------------------------------------------------------------
                                                                         (Restated
                                                                         - note 2)
Cash provided by (used in):

Operations:
     Loss for the year                               $       (273,759)   $    (1,390,621)      $    (1,328,987)
     Items not involving cash:
         Amortization                                         446,051            407,539               162,113
         Accretion of convertible loan                        137,307            107,668                     -
         Bonus shares                                          50,000                  -                     -
         Deferred income taxes                                      -                  -               (20,467)
     Changes in non-cash operating working capital:
         Accounts receivable                                 (424,610)          (170,566)              (51,641)
         Advances to related company                            3,525             39,564              (116,472)
         Prepaid expenses                                    (278,440)            (1,845)               (6,807)
         Inventory                                           (214,835)          (189,997)             (148,436)
         Accounts payable and accrued liabilities             662,812             49,382               279,406
---------------------------------------------------------------------------------------------------------------
                                                              108,051         (1,148,876)           (1,231,291)

Investments:
     Acquisition (note 5)                                           -         (2,401,554)                    -
     Purchase of property, plant and equipment                (80,314)           (40,522)              (82,394)
     Proceeds on disposal of property, plant and
       equipment                                                    -            175,000                     -
     Purchase of intangible assets                                  -           (403,902)                    -
---------------------------------------------------------------------------------------------------------------
                                                              (80,314)        (2,670,978)              (82,394)

Financing:
     Financing costs                                          (76,856)                 -                     -
     Proceeds from bank indebtedness                          304,624             34,485                     -
     Repayment of capital lease                              (122,255)           (97,101)              (73,924)
     Issuance of shares for cash                               10,299            216,160               654,186
     Proceeds from convertible loan                                 -          2,140,973             1,455,000
     Proceeds from notes payable                                    -            462,097                     -
     Repayment of notes payable                              (123,938)          (275,632)                    -
---------------------------------------------------------------------------------------------------------------
                                                               (8,126)         2,480,982             2,035,262
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash
   equivalents                                                 19,611         (1,338,872)              721,577

Cash and cash equivalents, beginning of year                   23,004          1,361,876               640,299
---------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year               $         42,615    $        23,004       $     1,361,876
---------------------------------------------------------------------------------------------------------------


Supplementary information (note 19).

          See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001 and 2000

1.   Operations:

     Cryopak Industries Inc. (the "Company") is incorporated under the laws of British Columbia. The Company develops, manufactures and markets temperature-controlling products including a patented, flexible, re-usable thermal blanket. Cryopak products, including gel packs and related products, are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items. The Company's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily household cooling applications.

     During the years ended March 31, 2002, 2001 and 2000, the Company incurred losses of $273,759, $1,390,621 (restated - note 2) and $1,328,987, respectively. As at March 31, 2002, the Company has a deficit of $448,039.

     These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

2.   Restatement:

     Subsequent to the issuance and recording of the convertible loan, the Company has determined that the equity component of the convertible loan was calculated improperly and that the required accretion of the debt component through a charge to interest expense was not recorded. In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component should be adjusted proportionately. The consolidated financial statements for the year ended March 31, 2001 have been restated to record these adjustments. The impact of this restatement on the March 31, 2001 financial statements is as follows:

--------------------------------------------------------------------------------------------------------------
                                                       As previously
                                                       reported            Adjustment          Restated
--------------------------------------------------------------------------------------------------------------
     As at March 31, 2001:
         Convertible loan-liability                    $    2,628,530      $      701,376       $    3,329,906
         Convertible loan-equity                              908,073            (534,338)             373,735
         Other assets                                       3,026,190              43,213            3,069,403
         Deficit                                           11,529,768             123,825           11,653,593

     Year ended March 31, 2001:
         Interest on long-term debt and other
           finance costs                                      482,827             123,825              606,652
         Loss for the year                                  1,266,796             123,825            1,390,621
         Loss per share                                         0.06                 0.01                 0.07
---------------------------------------------------------------------------------------------------------------


     Accretion of the effective debt discount of $137,307 has been recorded for the year ended March 31, 2002.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001 and 2000


3.   Significant accounting policies:

     These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 21.

     (a)  Principles of consolidation:

          These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cryopak (International) Inc. (inactive - a Barbados corporation), Cryopak (Canada) Corporation, Cryopak Corporation (a Nevada corporation), Northland Custom Packaging Inc. (note 5) and Northland Ice Gel Incorporated (note 5). The accounts of its subsidiaries are included from the date of acquisition. All significant intercompany transactions and balances have been eliminated.

     (b)  Use of estimates:

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include assessments of impairment of property, plant, equipment, goodwill and patents, for rates of amortization and on recoverability of future income tax balances. Actual results could differ from those estimates.

     (c)  Cash equivalents:

          Cash equivalents include short-term deposits, which are highly liquid securities with a term to maturity of three months or less when acquired. Short-term deposits are valued at cost.

     (d)  Short-term investments:

          Short-term investments are recorded at the lower of cost and quoted market value.

     (e)  Inventory:

          Inventory is valued at the lower of cost and estimated net realizable value. Cost is determined by the first-in first-out ("FIFO") method of valuation. Included in the cost of finished goods is the cost of materials, direct labour, and an allocation of overhead costs.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


3.   Significant accounting policies (continued):

     (f)  Property, plant and equipment:

          Property,   plant  and  equipment  are  initially  recorded  at  cost.
          Amortization is subsequently provided on a straight-line basis over the following periods:

-----------------------------------------------------------------------------------------------------
Asset                                                                                       Period
-----------------------------------------------------------------------------------------------------
Computer hardware                                                                             3 years
Computer software                                                                             2 years
Furniture, fixtures machinery and office equipment                                          5-7 years
-----------------------------------------------------------------------------------------------------

          Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the term of the related lease.

     (g)  Patent licence:

          Patents are recorded at cost and are amortized on a straight-line basis over seventeen years.

     (h)  Goodwill:

          Goodwill represents the excess of consideration paid over the fair values of the net identifiable assets acquired on purchase business combinations and is amortized on a straight-line basis over periods ranging from seventeen to twenty years. The Company periodically evaluates the carrying value of goodwill for potential permanent impairment. In order to determine if such a permanent impairment exists, the Company's management considers each business unit's financial condition and projected future earnings before tax. A permanent impairment in goodwill is included in amortization expense in the year such impairment is recognized.

     (i)  Revenue recognition:

          Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectability is reasonably assured, which is generally upon the later of shipment or when title passes to the customer depending on the contractual terms. When applicable, a provision is made at the time of sale for anticipated sales returns. The Company bases its estimates for sales returns on historical experience and has not experienced significant variations between estimated and actual return activity.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


3.   Significant accounting policies (continued):

     (j)  Income taxes:

          The Company follows the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences") and for tax loss carryforwards. The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be "more likely than not", a valuation allowance is provided.

     (k)  Translation of foreign currencies:

          The functional currency of the Company, including its subsidiaries, is the Canadian dollar. Transactions in foreign currencies are translated into Canadian dollars at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

     (l)  Financing costs:

          Financing costs incurred prior to the completion of a financing are deferred and are expensed if the financing is abandoned. If the transaction is completed, financing costs related to debt securities are deferred and amortized over the term of the related debt and financing costs related to equity securities are recorded as a reduction of the stated value of the applicable equity. Financing costs related to the convertible loan have been allocated to the debt and equity components based on their relative fair values at the inception of the arrangement. The deemed debt discount equal to the value assigned to the conversion option classified in equity is accreted over the term of the debt by the effective interest method. Any unamortized balance of deferred financing costs relating to the conversion of a portion of the convertible loan will be charged to common shares at the time of conversion.

     (m)  Research and development costs:

          Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain specified criteria under generally accepted accounting principles for deferral and amortization. No development costs have been deferred in the current period as these criteria were not met.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


3.   Significant accounting policies (continued):

     (n)  Stock-based compensation:

          The Company has a stock-based compensation plan, which is presented in note 13(b). No compensation expense is recognized for this plan when share options are issued to employees or non-employees. Any consideration paid on exercise of share options is credited to share capital.

     (o)  Segmented information:

          The Company uses the management approach in reporting segments. This approach designates that the internal organization that is used by management for making operating decisions and assessing performance is the source of the segments. The required segmented information is disclosed in note 20.

     (p)  Related party transactions:

          Related party  transactions are in the normal course of operations and
          are  measured  at  the  exchange  amount,   which  is  the  amount  of
          consideration established and agreed to by the related parties.

     (q)  Comparative figures:

          Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

4.   New accounting pronouncements:

     During the year, the Company adopted the Canadian Institute of Chartered Accountants' new recommendations on earnings per share calculations. Under these recommendations, the basic earnings (loss) per share continues to be calculated using the weighted average number of common shares outstanding during the period. If in a reporting period the Company has outstanding dilutive equity instruments, the diluted earnings (loss) per share is now calculated using the treasury stock method. The new recommendations have been applied retroactively and there was no impact on the figures presented.

5.   Business acquisition:

     On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc. ("NCP"), a company providing automated packaging services, and Northland Ice Gel Incorporated ("NIG"), a company which manufactures ice gel and other gel products. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company's interest in the net assets acquired at their fair values was as follows:

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000

5.   Business acquisition (continued):

---------------------------------------------------------------------------------------------------------
Assets                                                                                     $    1,629,377
Goodwill                                                                                        2,536,465
Liabilities                                                                                    (1,122,621)
---------------------------------------------------------------------------------------------------------
                                                                                           $    3,043,221
---------------------------------------------------------------------------------------------------------
Consideration:
    Cash                                                                                   $    2,401,554
    1,166,667 common shares                                                                       641,667
---------------------------------------------------------------------------------------------------------
                                                                                           $    3,043,221
---------------------------------------------------------------------------------------------------------

     Of the 1,166,667 common shares issued, 500,000 shares have been placed in escrow. All the common shares issued have been recorded at the fair value of the shares at the acquisition date. The escrow shares will be released to the vendor provided that NCP together with NIG achieves certain earnings targets. Earnings targets are defined as earnings before interest, taxes, depreciation and amortization (EBITDA). Effective with the year ended September 30, 2001, if EBITDA is equal to or exceeds $700,000 in any year, 100,000 shares will be released from escrow. When the cumulative EBITDA is equal to or exceeds $3,500,000, all remaining shares will be released from escrow. All shares not released by September 30, 2005 will be cancelled.

6.   Inventory:

---------------------------------------------------------------------------------------------------------
                                                                      2002                 2001
---------------------------------------------------------------------------------------------------------
Raw materials                                                         $      634,345       $      504,123
Finished goods                                                               203,707              119,094
---------------------------------------------------------------------------------------------------------
                                                                      $      838,052       $      623,217
---------------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


7.   Property, plant and equipment:

---------------------------------------------------------------------------------------------------------
                                                                      Accumulated          Net book
2002                                             Cost                 amortization         value
---------------------------------------------------------------------------------------------------------
Artwork                                          $        25,342      $            -       $       25,342
Computer hardware                                         82,628              62,307               20,321
Computer hardware under capital lease                     24,034              10,178               13,856
Computer software                                          7,211               6,276                  935
Furniture and fixtures                                    35,562              15,893               19,669
Machinery under capital lease                          1,156,235             219,094              937,141
Machinery                                                 55,870              33,914               21,956
Office equipment                                          19,270               9,990                9,280
Leasehold improvements                                    46,592              12,283               34,309
---------------------------------------------------------------------------------------------------------
                                                 $     1,452,744      $      369,935       $    1,082,809
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                      Accumulated          Net book
2001                                             Cost                 amortization         value
---------------------------------------------------------------------------------------------------------
Artwork                                          $        25,342      $            -       $       25,342
Computer hardware                                         63,704              46,406               17,298
Computer hardware under capital lease                     24,034               2,167               21,867
Computer software                                          7,011               4,077                2,934
Furniture and fixtures                                    29,154              10,428               18,726
Machinery under capital lease                            822,372             145,242              677,130
Machinery                                                 41,693              14,643               27,050
Office equipment                                          17,300               6,333               10,967
Leasehold improvements                                    27,864               4,838               23,026
---------------------------------------------------------------------------------------------------------
                                                 $     1,058,474      $      234,134       $      824,340
---------------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


8.   Related party transactions and balances:

     (a)  Advances to related company:

          The advances are due from N.C.K. Holdings Inc., which is owned by two directors of the Company, and its principals, jointly and severally, (the "debtors"), are payable on March 31, 2003, and bear interest at 4.5% per annum, payable monthly. Repayment may be accelerated if either of the following occurs:

          (i) each time the common share price of the Company trades above $1.50 for seven consecutive trading days, a minimum of $50,000 shall be repaid within 30 days;

          (ii) the balance shall be repaid in full within 30 days if the related company sells a total of 200,000 common shares of the Company at any price prior to full repayment.

          The debtors agreed to deposit 200,000 common shares of the Company as collateral for the advances. Interest income totaled $6,532 in 2002 (2001 - $967; 2000 - $2,965).

     (b)  Notes payable to related parties:

--------------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
--------------------------------------------------------------------------------------------------------------------
Notes payable assumed on acquisition and payable to employees and a company controlled by an employee (note 5), bearing interest at 12% per annum and
  due on demand                                                                      $      396,462       $  392,400

Retirement allowance payable to a former executive of the Company, non-interest bearing and repayable in monthly payments of
  approximately $10,667 commencing February 1, 2001 and ending
  January 31, 2003                                                                          106,667          234,667
--------------------------------------------------------------------------------------------------------------------
                                                                                            503,129          627,067
Current portion                                                                             503,129          520,400
--------------------------------------------------------------------------------------------------------------------
                                                                                     $            -       $  106,667
--------------------------------------------------------------------------------------------------------------------

          Interest  paid  totaled  $48,680  (2001 -  $37,701;  2000 -  nil).  In addition, the Company issued 100,000 common shares to the employees and a company controlled by an employee for not demanding repayment prior to March 31, 2002.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


8.   Related party transactions and balances (continued):

     (c)  Related party transactions:

          (i) Professional fees, included in administration expense, include $96,000 (2001 - $44,500; 2000 - $12,000) paid to a company owned by a director of the Company.

          (ii) Management fees, included in administration expense, include $146,479 (2001 - $165,862; 2000 - $129,500) paid to a company which the President has an interest in, and nil (2001 - $183,333; 2000 - $220,000) paid to another company owned by two directors of the Company.

          (iii)Royalties, included in expense, paid in the year to a company owned by two directors of the Company, amounted to $60,308 (2001
               - $42,072;  2000 - $33,552). In 2001, the Company acquired patent licenses for $100,000 from this company.


9.   Other assets:

---------------------------------------------------------------------------------------------------------
                                                                      Accumulated           Net book
2002                                             Cost                 amortization          value
---------------------------------------------------------------------------------------------------------
Patent license                                   $       669,434      $      420,951        $     248,483
Goodwill                                               2,692,620             298,170            2,394,450
Deferred financing cost                                  419,079             195,099              223,980
---------------------------------------------------------------------------------------------------------
                                                 $     3,781,133      $      914,220        $   2,866,913
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                      Accumulated           Net book
2001 (restated - note 2)                         Cost                 amortization          value
---------------------------------------------------------------------------------------------------------
Patent license                                   $       669,434      $      365,022        $     304,412
Goodwill                                               2,692,620             162,161            2,530,459
Deferred financing cost                                  322,223              87,691              234,532
---------------------------------------------------------------------------------------------------------
                                                 $     3,684,277      $      614,874        $   3,069,403
---------------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


10.  Bank indebtedness:

------------------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
------------------------------------------------------------------------------------------------------------------------
$132,000 line of credit, due on demand, bearing interest at prime plus 1.0% per annum, payable monthly, secured by a $132,000 short-term investment bearing
  interest at 1.10% and maturing March 24, 2003                                      $       97,797       $      113,173

$320,000 line of credit, due on demand, bearing interest at prime plus 1.5% per
  annum, payable monthly, secured by a related party                                        320,000                    -
------------------------------------------------------------------------------------------------------------------------
                                                                                     $      417,797       $      113,173
------------------------------------------------------------------------------------------------------------------------

     As compensation for providing security, the Company issued 40,000 common shares to a related party subsequent to year end. The fair value of these shares has been recognized at March 31, 2002 as the services had been provided and the obligation to issue existed at that date.


11.  Convertible loan:

--------------------------------------------------------------------------------------------------------------
                                                                           2002                 2001
--------------------------------------------------------------------------------------------------------------
                                                                                               (restated -
                                                                                                note 2)
Liability component, beginning of year                                     $    3,329,906       $    3,222,238
Accretion for the year                                                            137,307              107,668
--------------------------------------------------------------------------------------------------------------
Liability component, end of year                                           $    3,467,213       $    3,329,906
--------------------------------------------------------------------------------------------------------------
Equity component                                                           $      415,262       $      415,262
Allocation of financing costs                                                     (41,527)             (41,527)
--------------------------------------------------------------------------------------------------------------
                                                                           $      373,735       $      373,735
--------------------------------------------------------------------------------------------------------------

     The convertible loan has a face value of $3,637,500, bears interest at 10% per annum payable annually and matures on June 7, 2003. The first interest payment of $318,767 was due on June 7, 2001. However, the Company and the lender agreed to defer interest payments until certain terms of the loan were further clarified. The accrued interest payable to March 31, 2002 is included in accounts payable and accrued liabilities.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


11.  Convertible loan (continued):

     The principal of the loan is convertible into units (consisting of one common share and one half share purchase warrant) at the rate of $1.25 per unit in the first year, $2.00 per unit in the second year and $3.00 per unit in the third year. The conversion terms further provide that no more than one third of the principal may be converted during each of the periods, except that any amount not converted in a given period may be carried forward to future periods and be convertible at the then prevailing conversion rate. No amounts have been converted as of March 31, 2002. Accordingly, as at June 7, 2002, $2,425,000 of the total loan may be converted at the rate of $2.00 per unit.

     The equity component of the convertible loan described above was calculated as the difference between the gross proceeds received and the discounted cash flow of repayments based on an annual rate of 15%, which is estimated to be consistent with similar borrowings which would have been available to the Company, without conversion features, at the time the convertible loan was issued.

     The debt component of the convertible loan is accreted to its face value at maturity over the term of the debt through a charge to interest expense.

     Financing costs of $363,750 were incurred and have been allocated to the debt and equity components based on their relative fair values at the issuance of the instrument.

12.  Obligations under capital lease:

     The Company leases certain computer hardware and machinery under capital leases expiring at various dates to February 28, 2007. The future minimum lease payments under capital leases as of March 31, 2002 are as follows:

---------------------------------------------------------------------------------------------------------
2003                                                                                       $      275,064
2004                                                                                              269,611
2005                                                                                              224,875
2006                                                                                              108,155
2007                                                                                               99,142
---------------------------------------------------------------------------------------------------------
                                                                                                  976,847
Amount representing interest at rates ranging from 10.3% to 18.0%                                 228,656
---------------------------------------------------------------------------------------------------------
                                                                                                  748,191
Less current portion                                                                              180,469
---------------------------------------------------------------------------------------------------------
                                                                                           $      567,722
---------------------------------------------------------------------------------------------------------


     Interest expense on capital lease obligations for the year ended March 31, 2002 is $59,601 (2001 - $31,510; 2000 - $33,902).

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


13.  Share capital:

     Authorized:

          100,000,000 common shares without par value

          100,000,000 class A preferred shares without par value, of which 1,500 are designated class A convertible voting preferred shares, series I, 12% cumulative dividend payable in either cash or common shares, at the option of the Company

     (a)  Issued and outstanding shares:

-----------------------------------------------------------------------------------------------------
                                                                      Number of
Common shares                                                         shares           Amount
-----------------------------------------------------------------------------------------------------
Balance, March 31, 1999                                               17,255,740       $    9,682,451

Issuance of common shares on:
     Exercise of share options and warrants                            1,020,908              547,186
     Private placement                                                   347,000              301,000
     Payment of dividend on class A preferred shares, Series I            82,667               63,600
-----------------------------------------------------------------------------------------------------
Balance, March 31, 2000                                               18,706,315           10,594,237

Issuance of common shares on:
     Exercise of share options and warrants                              468,000              216,160
     Business acquisition (note 5)                                     1,166,667              641,667
     Payment of dividend on class A preferred shares, Series I            63,568               63,600
     Conversion of preferred shares                                      557,894              530,000
-----------------------------------------------------------------------------------------------------
Balance, March 31, 2001                                               20,962,444           12,045,664

Issuance of common shares on:
     Exercise of share options and warrants                              145,000              110,299
     Financing charge (note 8(b))                                        100,000               50,000
     Private placement (note 15)                                         125,000              100,000
Shares to be issued (note 10)                                             40,000               20,000
Allocation of deficit to reduce share capital (note 13(e))                     -          (11,479,313)
-----------------------------------------------------------------------------------------------------
Balance, March 31, 2002                                               21,372,444       $      846,650
-----------------------------------------------------------------------------------------------------

          As at March 31,  2002,  500,000  (2001 - 500,000;  2000 - nil)  common shares issued were held in escrow (note 5).

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


13.  Share capital (continued):

     (a)  Issued and outstanding shares (continued):

-----------------------------------------------------------------------------------------------------
                                                                            Number of
Class A preferred shares, series I                                          shares     Amount
-----------------------------------------------------------------------------------------------------
Balance, March 31, 1999 and 2000                                             530       $      530,000
Conversion to common shares                                                 (530)            (530,000)
-----------------------------------------------------------------------------------------------------
Balance, March 31, 2001 and 2002                                                       $            -
-----------------------------------------------------------------------------------------------------

     (b)  Share incentive plan:

          In 1999, the Company established a share incentive plan whereby the Company may grant options to officers, directors, employees and consultants. The exercise price of the options is determined by the board of directors, but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed five years. Options granted are also subject to certain vesting provisions as determined by the board of directors in each individual award agreement. As at March 31, 2002, 2,811,500 (2001 - 2,411,500;
          2000 - 2,495,000) options were exercisable.

          Share option transactions for the respective periods presented and the number of share options outstanding are summarized as follows:

--------------------------------------------------------------------------------------------------------------
                                                                                              Weighted average
--------------------------------------------------------------------------------------------------------------
                                                                                Number          exercise price
                                                                             of shares               per share
--------------------------------------------------------------------------------------------------------------
         Outstanding, March 31, 1999                                         2,334,300                 $  0.69

         Granted                                                             1,362,000                    0.76
         Exercised                                                            (476,300)                   0.53
         Expired                                                               (75,000)                   0.52
         Cancelled                                                             (40,000)                   0.82
--------------------------------------------------------------------------------------------------------------

         Outstanding, March 31, 2000                                         3,105,000                    0.71

         Granted                                                             1,650,000                    0.66
         Exercised                                                            (173,000)                   0.47
         Expired                                                              (893,000)                   0.75
--------------------------------------------------------------------------------------------------------------

         Outstanding, March 31, 2001                                         3,689,000                    0.69

         Granted                                                               650,000                    0.52
         Exercised                                                             (20,000)                   0.52
         Expired                                                              (540,000)                   0.81
         Cancelled                                                             (70,000)                   0.59
--------------------------------------------------------------------------------------------------------------

         Outstanding, March 31, 2002                                         3,709,000                  $ 0.64
--------------------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


13.  Share capital (continued):

     (b)  Share incentive plan (continued):

          The  following  table  summarizes   information  about  share  options
          outstanding as at March 31, 2002:

--------------------------------------------------------------------------------------------------------------
                                            Options outstanding                       Options exercisable
                            -----------------------------------------------      -----------------------------
--------------------------------------------------------------------------------------------------------------
                                                  Weighted
                                                   average         Weighted                           Weighted
         Range of                                remaining          average                            average
         exercise prices       Number of       contractual   exercise price         Number of   exercise price
         per share         share options              life        per share     share options        per share
--------------------------------------------------------------------------------------------------------------
         $0.38 - $0.57         1,589,000                 3.47        $ 0.53         1,362,750           $ 0.54
         $0.63 - $0.95         2,120,000                 3.08          0.72         1,448,750             0.74
--------------------------------------------------------------------------------------------------------------

                               3,709,000                 3.25        $ 0.64         2,811,500           $ 0.64
--------------------------------------------------------------------------------------------------------------

     (c)  Share purchase warrants:

          Share  purchase  warrant   transactions  for  the  respective  periods
          presented were as follows:

--------------------------------------------------------------------------------------------------------------
                                                                                                      Weighted
                                                                                                       average
                                                                                   Number       exercise price
                                                                              of warrants          per warrant
--------------------------------------------------------------------------------------------------------------
         Outstanding, March 31, 1999                                            1,369,608       $         0.49

         Issued                                                                   347,000                 0.98
         Exercised                                                               (544,608)                0.55
         Expired                                                                 (200,000)                0.60
--------------------------------------------------------------------------------------------------------------

         Outstanding, March 31, 2000                                              972,000                 0.61

         Exercised                                                               (295,000)                0.46
         Expired                                                                 (455,000)                0.46
--------------------------------------------------------------------------------------------------------------

         Outstanding, March 31, 2001                                              222,000                 1.10

         Issued                                                                   125,000                 0.80
         Exercised                                                               (125,000)                0.80
         Expired                                                                 (222,000)                1.10
--------------------------------------------------------------------------------------------------------------

         Outstanding, March 31, 2002                                                    -       $            -
--------------------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


13.  Share capital (continued):

     (d)  Commitments to issue shares:

          Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc., ("NCK") a company owned by two directors of the Company, the Company issued 500,000 common shares at a value of $0.30 each ($150,000) for the acquisition of a license for the use of patents. The Company is further obligated under the terms of the agreement to issue an additional 3,000,000 common shares for no additional consideration to NCK based upon certain cumulative cash flow criteria of its subsidiary, Cryopak Canada and its subsidiary. As of March 31, 2002, the cash flow criteria in the agreement have not been met and, consequently, no additional shares have been issued. The license will expire in 2025, at which time the obligation to issue additional shares will cease.

          The Company has agreed to issue 40,000 common shares, subsequent to year end, as consideration for a bank indebtedness guarantee (note
          10).

     (e)  Allocation of deficit:

          During the year, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.

14.  Financial instruments:

     (a)  Fair values:

          The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their fair values due to the near term maturity of these financial instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying values of the Company's obligations under capital lease and convertible loan approximate their fair values. The fair value of the share purchase loan, notes payable to related parties and advances to related company are not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments.

     (b)  Concentrations of credit risk:

          Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, short-term investments and accounts receivable. The Company places its cash equivalents with major commercial banks. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers. Subsequent to year-end, the Company has obtained insurance coverage for certain significant customers.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


14.  Financial instruments (continued):

     (c)  Foreign exchange:

          The Company operates internationally, which gives rise to a risk that its earnings and cash flows may be negatively impacted by fluctuations in foreign exchange rates. As of March 31, 2002, the Company has not entered into any foreign currency contracts to manage its foreign currency exposure.

15.  Share purchase loan:

     The share purchase loan is due from the Company's president, is non-interest bearing and is due on February 7, 2011. The loan is forgivable on the earlier of the date the President sells the shares acquired with the loan or six months after his termination. If at the maturity date of the loan the fair market value of the shares acquired is less than the purchase price, then the shares may be surrendered and the loan cancelled. In the event all or a portion of the loan is forgiven as a result of the President selling shares, for accounting purposes compensation expense equal to the forgiven amount of the loan will be recorded in the period the sale occurs.

     In the current year, the Company provided an additional $200,000 (2001 - nil) loan, which the president used to acquire 125,000 shares on the exercise of share purchase warrants and 125,000 shares on a private placement.

16.  Income taxes:

     (a)  Effective tax rate:

          Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 43.35% (2001 - 45.35%, 2000 - 45.6%) to loss before income taxes as shown in the following table:

----------------------------------------------------------------------------------------------------------------------------
                                                                    2002                2001                 2000
----------------------------------------------------------------------------------------------------------------------------
Combined Canadian federal and provincial income taxes at expected
   rates                                                            $      (118,675)     $     (630,647)           $(615,351)
Non-deductible goodwill amortization                                         58,960              37,089                4,189
Non-deductible accretion                                                     59,522              46,674                    -
Permanent and other differences                                               1,584             114,957               58,844
Reduction in Canadian statutory rate                                          8,688              92,862              116,634
Loss not tax effected                                                        39,910             339,065              415,217
Utilization of losses not previously
  recognized                                                                (49,989)                  -                    -
----------------------------------------------------------------------------------------------------------------------------

                                                                    $             -      $            -           $  (20,467)
----------------------------------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


16.  Income taxes (continued):

     (b)  Future income tax assets and liabilities:

          Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation has recognized a valuation allowance equal to the future tax assets due to the uncertainty of realizing the benefits of the assets. Significant components of the Corporation's future tax assets as of March 31 are as follows:

--------------------------------------------------------------------------------------------------------------
                                                                           2002                 2001
--------------------------------------------------------------------------------------------------------------
         Future income tax assets:
              Tax loss carryforwards                                       $    1,491,113       $    1,716,490
              Capital assets                                                      402,954              424,652
              Financing and share issue costs                                      24,375               36,785
--------------------------------------------------------------------------------------------------------------
         Gross future income tax assets                                         1,918,442            2,177,927

         Valuation allowance                                                   (1,918,442)          (2,177,927)
--------------------------------------------------------------------------------------------------------------
                                                                           $            -       $            -
--------------------------------------------------------------------------------------------------------------

          The future tax assets have not been recognized in these consolidated financial statements, as management does not consider it more likely than not that such assets will be realized in the carry forward period.

     (c)  Tax loss carryforwards:

          The Company has approximately $4,158,000 non-capital losses available for utilization against future years' taxable income which will expire as follows:

-----------------------------------------------------------------------------------------------------
Year ending March 31:
2003                                                                                   $      650,000
2004                                                                                          657,000
2005                                                                                          663,000
2006                                                                                          570,000
2007                                                                                          882,000
2008                                                                                          641,000
2009                                                                                           95,000
-----------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


17.  Loss per share:

     Loss per share is calculated based upon the weighted average number of common shares outstanding during the year, which was 21,042,389 (2001 - 20,962,444; 2000 - 18,077,873). Exercise of all of the share options and share purchase warrants referred to in note 13 are anti-dilutive for all periods presented and consequently the loss per share calculated on a basic and diluted basis is the same.

     For purposes of calculating loss per share, the loss attributable to common shareholders is determined as follows:

--------------------------------------------------------------------------------------------------------------
                                                       2002                2001                 2000
--------------------------------------------------------------------------------------------------------------
     Loss for the year                                 $     (273,759)     $   (1,390,621)      $   (1,328,987)
     Dividend paid on class A preferred shares                      -             (63,600)             (63,600)
--------------------------------------------------------------------------------------------------------------
     Loss attributable to common shareholders          $     (273,759)     $   (1,454,221)      $   (1,392,587)
--------------------------------------------------------------------------------------------------------------

18.  Commitments:

     At March 31, 2002, the Company was committed under operating leases, primarily relating to office space, for the following minimum annual rentals:

---------------------------------------------------------------------------------------------------------
2003                                                                                       $      230,572
2004                                                                                              227,187
2005                                                                                              201,374
2006                                                                                               68,963
2007                                                                                                1,197
---------------------------------------------------------------------------------------------------------
                                                                                           $      729,293
---------------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


19.  Supplementary cash flow information:

--------------------------------------------------------------------------------------------------------------
                                                       2002                2001                 2000
--------------------------------------------------------------------------------------------------------------
     Interest paid                                     $      119,045      $       65,518       $       42,500
     Interest received                                          8,414              74,488               16,896
     Income taxes paid                                              -              24,000                    -
     Non-cash financing and investing activities:
         Issuance of common shares on
           acquisition                                              -             641,667                    -
         Issuance of common shares for delaying
           debt repayment                                      50,000                   -                    -
         Issuance of common shares on preferred
           share conversion                                         -             530,000                    -
         Equipment acquired under capital leases              412,154             376,585                    -
         Share purchase loan                                  200,000                   -              194,000
         Shares issuable as security                           20,000                   -                    -
         Dividends paid by issuance of common
           shares                                                   -              63,600               63,600

--------------------------------------------------------------------------------------------------------------

20.  Segmented information:

     In the opinion of management, the Company carried on business in one operating segment, being the design, manufacture and marketing of temperature-controlling products. Management of the Company makes decisions about allocating resources based on the one operating segment. A summary of sales by region is as follows:

--------------------------------------------------------------------------------------------------------------
                                                      2002                 2001                  2000
--------------------------------------------------------------------------------------------------------------
     By region:
         Canada                                       $     2,825,686      $    1,278,554        $     168,065
         United States                                      5,621,379           3,975,467            1,389,192
         Other                                                  5,664              68,058               35,644
--------------------------------------------------------------------------------------------------------------
     Total sales                                      $     8,452,729      $    5,322,079        $   1,592,901
--------------------------------------------------------------------------------------------------------------

     Revenues are attributed to countries based on location of customers.

     Revenues by major customer are as follows:

--------------------------------------------------------------------------------------------------------------
                                                      2002                 2001                 2000
--------------------------------------------------------------------------------------------------------------
     By major customer:
         Customer A                                   $       879,104      $    1,200,602        less than 10%
         Customer B                                         1,328,616             806,625              267,000
         Customer C                                           832,231       less than 10%        less than 10%

--------------------------------------------------------------------------------------------------------------

     All property, plant, equipment and goodwill are located in Canada.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


21.  United States accounting principles:

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ, in certain respects, from accounting principles generally accepted in the United States of America ("U.S. GAAP") and from requirements promulgated by the United States Securities and Exchange Commission ("SEC"). Material measurement differences to these consolidated financial statements are as follows:

     (a)  Reconciliation   of   consolidated   statements  of   operations   and
          comprehensive loss:

------------------------------------------------------------------------------------------------------------------------------
                                                                    2002                  2001                 2000
------------------------------------------------------------------------------------------------------------------------------
                                                                                          (Restated
                                                                                          - note 2)
Net loss in accordance with Canadian GAAP                           $      (273,759)      $   (1,390,621)      $   (1,328,987)
Reversal of amortization of deferred development costs (i) -                  3,706               14,822
Adjustment for stock-based compensation of non-employees (ii)              (317,871)             (18,165)            (120,169)
Reversal of accretion of debt portion of convertible loan (iii)             137,307              107,668                    -
Amortization of deferred financing costs allocated to
  convertible loan - equity (iii)                                           (13,842)             (11,301)                   -
------------------------------------------------------------------------------------------------------------------------------
Net loss and comprehensive loss in accordance with U.S. GAAP               (468,165)          (1,308,713)          (1,434,334)
Dividends paid on class A preferred shares, Series I       -                (63,600)             (63,600)
------------------------------------------------------------------------------------------------------------------------------
Income available to common shareholders                             $      (468,165)      $   (1,372,313)      $   (1,497,934)
------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share under U.S. GAAP                    $         (0.02)      $        (0.07)      $        (0.08)
------------------------------------------------------------------------------------------------------------------------------

          (i)  Deferred development costs:

               Under U.S. GAAP, development costs are expensed as incurred. The Company's policy under Canadian GAAP is disclosed in note 3(m).

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


21.  United States accounting principles (continued):

     (a)  Reconciliation   of   consolidated   statements  of   operations   and
          comprehensive loss (continued):

          (ii) Stock-based compensation:

               The Company has elected under Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock Compensation", to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Because the exercise price of the Company's employee stock options is equal to or greater than the market value of the underlying stock on the date of grant, no compensation cost is required to be recognized under APB 25.

               Under U.S. GAAP, stock-based compensation granted to non-employees is recorded at the fair market value of the options and warrants granted as the services are provided and the securities are earned. This compensation, determined using the Black-Scholes option pricing model, is expensed over the vesting periods of each option and warrant granted.

          (iii) Convertible loan:

               Under U.S. GAAP, the entire convertible loan described in note 11 would usually be classified as a liability as there would be no equity component calculated. Consequently, no accretion calculation is required, and the entire amount of related financing costs are deferred and amortized over the term of the loan. When converted, the fair value of the proceeds allocated to the warrants would be recognized as an additional discount in interest expense. The total fair value of the proceeds allocated to all warrants was $527,893 at the commitment date.

          (iv) Retirement allowance:

               Under U.S. GAAP, the retirement allowance of $234,667 recorded in 2001 would be disclosed as a component of earnings (loss) from operations.

          (v)  Allocation of deficit to share capital:

               Under U.S. GAAP, the allocation of $11,479,313 of the deficit to reduce the stated value of share capital (see note 13(e)) does not meet the definition of a quasi-reorganization and the deficit would not have been reclassified. Consequently, the deficit and share capital are increased by $11,479,313 for U.S. GAAP purposes.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


21.  United States accounting principles (continued):

     (b)  Reconciliation of consolidated balance sheets:

          The impact of significant variations to U.S. GAAP on the consolidated balance sheets are as follows:

------------------------------------------------------------------------------------------------------------------------
                                                   2002                          2001 (restated - note 2)
                                 --------------------------------------  -------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                    Canadian                       U.S.         Canadian                     U.S.
                                    GAAP           Adjustments     GAAP         GAAP         Adjustments     GAAP
------------------------------------------------------------------------------------------------------------------------
Convertible loan - liabilities    $   3,467,213    $   170,287     $  3,637,500 $  3,329,906 $    307,594    $ 3,637,500
Convertible loan - equity               373,735       (373,735)               -      373,735     (373,735)             -
Other assets                          2,866,913         16,384        2,883,297    3,069,403       30,226      3,099,629
Share capital                           846,650     11,479,313       12,325,963   12,045,664            -     12,045,664
Additional paid-in capital                    -      1,154,299        1,154,299            -      836,428        836,428
Deficit                                (448,039)   (12,413,780)     (12,861,819) (11,653,593)    (740,061)   (12,393,654)
------------------------------------------------------------------------------------------------------------------------

     (c)  Recent accounting pronouncements:

          In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144"), that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".
          SFAS No. 144 applies to the assessment of the impairment in the carrying value of long-lived assets, excluding goodwill and certain other specified items, including those to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount and fair value less costs to sell. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

          In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000


21.  United States accounting principles (continued):

     (c)  Recent accounting pronouncements (continued):

          In August 2001, the FASB issued SFAS No. 141, "Business Combinations: and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. SFAS No. 142 changes the accounting for goodwill from an amortization method to an annual impairment test and is effective for fiscal years beginning after December 15, 2001. Under this standard, the Company will be required to perform an initial benchmark test of impairment within six months of adoption (which occurred April 1, 2002) and subsequent annual tests of impairment will be at the reporting unit level. If the carrying value of goodwill of a reporting unit exceeds the fair value of the reporting unit's goodwill, the carrying value must be written down to fair value. The Company has not completed the initial benchmark test.

          The Company is currently assessing the impact of these accounting pronouncements on its financial condition and results of operations.

22.  Subsequent event:

          In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units. Each unit consists of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years. Finder's fees totaling approximately $600,000 and an additional 375,000 warrants will be paid in connection with this private placement.

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000
                                                                      Schedule 1

--------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999                                                                          $      74,684

Accounts collected during the year                                                                     (19,038)
Additional allowance provided                                                                              770
--------------------------------------------------------------------------------------------------------------
Balance, March 31, 2000                                                                                 56,416

Accounts collected during the year                                                                     (58,804)
Additional allowance provided                                                                           41,063
--------------------------------------------------------------------------------------------------------------
Balance, March 31, 2001                                                                                 38,675

Accounts written-off during the year                                                                   (67,308)
Additional allowance provided                                                                           60,124
--------------------------------------------------------------------------------------------------------------
Balance, March 31, 2002                                                                         $       31,491
--------------------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000

                                                                      Schedule 2

--------------------------------------------------------------------------------------------------------------
                                                       2002                2001                  2000
--------------------------------------------------------------------------------------------------------------
Freight and brokerage fee                              $      652,835      $     543,732         $     160,638
Purchases                                                   2,667,543          1,534,280               494,810
Repair and maintenance                                        136,907             76,262                37,391
Testing charges                                                50,993             70,333                11,583
Rent, storage and utilities                                   225,939            206,549                26,054
Wages                                                         839,265            674,155                     -
--------------------------------------------------------------------------------------------------------------
                                                       $    4,573,482      $   3,105,311         $     730,476
--------------------------------------------------------------------------------------------------------------

CRYOPAK INDUSTRIES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001, and 2000

                                                                      Schedule 3

---------------------------------------------------------------------------------------------------------------
                                                       2002                2001                 2000
---------------------------------------------------------------------------------------------------------------
Bad debts                                              $       61,424      $      125,711        $     (11,624)
Marketing                                                     290,504             542,210              508,112
Royalties                                                      88,016              69,154               60,035
Salaries and benefits                                         676,727             341,914              124,057
Travel and entertainment                                      303,251             250,402              252,859
Vehicle                                                        81,765              43,166               28,840
---------------------------------------------------------------------------------------------------------------
                                                       $    1,501,687      $    1,372,557        $     962,279
---------------------------------------------------------------------------------------------------------------


Consolidated Administration Expenses
(Expressed in Canadian dollars)

Years ended March 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------------------------------------
                                                       2002                2001                 2000
--------------------------------------------------------------------------------------------------------------
Corporate printing, financial and
   public relations                                    $      261,051      $      143,898        $     232,374
Management and consulting fees                                423,896             377,929              349,500
Office supplies and stationery                                198,784             130,497               89,387
Professional fees                                             342,496             222,518              227,339
Rent                                                           70,807              66,130               52,868
Salaries and benefits                                          98,980              66,660               60,000
Telephone                                                      68,262              72,659               41,109
Filing, listing and transfer agent fees                        26,463              17,697               23,678
--------------------------------------------------------------------------------------------------------------
                                                       $    1,490,739      $    1,097,988        $   1,076,255
--------------------------------------------------------------------------------------------------------------

MANAGEMENT DISCUSSION & ANALYSIS

This Management's Discussion of financial condition and results of operations should be read in conjunction with the Company's fiscal 2002 audited consolidated financial statements and accompanying notes. All dollar amounts are in Canadian dollars.

OVERVIEW

Business of the Company
-----------------------

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice(TM) Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items. The Company's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With almost 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs.

Acquisition of the Northland Companies
--------------------------------------

On September 14, 2000, the Company acquired the issued shares of the Northland group of companies comprised of Northland Ice Gel Inc. and Northland Custom Packaging Inc. The operations of those companies have been included in the consolidated financial statements of the Company from the date of acquisition.

Major Events Impacting the Business for 2002
--------------------------------------------

The following is a summary of major events arising during the year:

     -    Record sales for the year at $8.45 million.

     -    Record sales for Cryopak product, up 59% versus the previous year.

     -    The closing of a $6 million financing in April 2002

     -    Introduction of our retail product to Costco Wholesale US and Canada.


     - Our first industry advertising program to announce our retail products to the various classes of retail trade. o The Bay and Zellers sells our Simply Cozy(TM) in their stores, supported by a media test advertising campaign on both television and radio.

     - The appointment of Bill Hitchings to our technical advisory board to join Dr. David Winterman

RESULTS OF OPERATIONS

Financial Highlights
---------------------------------------------------------------- --------------------- ---------------------
                                                                         2002                  2001
---------------------------------------------------------------- --------------------- ---------------------
Sales                                                                     $ 8,452,729           $ 5,322,079
Gross profit                                                                3,879,247             2,216,768
Income/(Loss) before amortization, interest and other items                   886,821              (253,777)
Amortization and interest on bank operating line                              397,969              (370,013)
Income/(Loss) from operations                                                 488,852              (623,790)
Other items                                                                  (762,611)             (766,831)
Net loss for the year                                                     $  (273,759)          $(1,390,621)
---------------------------------------------------------------- --------------------- ---------------------
Loss per share                                                            $     (0.01)          $     (0.07)
Weighted average common shares outstanding                                 21,042,389            20,962,444
---------------------------------------------------------------- --------------------- ---------------------

Revenues by quarter as compared to the prior year are as follows:
------------------- ----------------- ----------------- ----------------- ---------------- -----------------
                       Q1                Q2                Q3               Q4                Total
------------------- ----------------- ----------------- ----------------- ---------------- -----------------
2002                   $2,050,686        $2,255,159        $2,443,065       $1,703,819        $8,452,729
2001                   $  685,031        $  536,531        $2,213,492       $1,887,025        $5,322,079
Change                        199%              320%               10%              10%               59%
------------------- ----------------- ----------------- ----------------- ---------------- -----------------

Operating Results for the Year Ended March 31, 2002 Compared to 2001
--------------------------------------------------------------------

Revenues - The Company's sales increased to $8,452,729 from $5,322,079, an increase of 59%. Sales for 2001 included sales of the Northland group from the date of acquisition, being September 14, 2000.

Cost of Sales - Cost of sales increased to $4,573,482 or 54% of sales from $3,105,311 or 58% of sales in 2001. The increase in cost of sales is derived from an increase in sales, partly as a result of the Northland acquisition and partly as a result of increased sales of the Cryopak products.

Gross Profit - Gross profit increased to $3,879,247 from $2,216,768 in 2001. The gross profit percentage increased to 46% from 42% in 2001. This change is attributable to improved manufacturing efficiencies.

Sales, Marketing, and Administration Expenses - The sales, marketing, and administration expenses increased to $2,992,426 from $2,470,545, an increase of $521,881. The increase is attributable to the acquisition of the Northland companies.

Depreciation and Amortization - Amortization increased from $336,005 in 2001 to $338,643 in 2002.

Interest On Bank Operating Line - The interest on the bank operating line includes bank charges. At year end, the Company had a line of credit of $420,000 .. In the prior year, the Company operated with a line of credit of $382,000.

Loss from Operations - Earnings from operations was $488,852 compared to a loss of $623,790 in 2001, a gain of $1,112,642.

Other Items - Other items include: interest on long term debt, investment income and the retirement allowance related to the retirement of a founder of the Company. Interest expense includes interest on the convertible debenture, interest on capital leases and financing costs related to the long term debt, including accretion on the convertible loan.

Dividends Paid on Class A Preferred Shares - Dividends of $63,600 were paid in respect of Class A preferred shares series 1 in 2001. These preferred shares were converted to common shares during the prior year. The dividends were paid by the issuance of common shares.

FINANCIAL CONDITION AND LIQUIDITY

At March 31, 2002, the Company had working capital of $463,559. In fiscal 2001, the working capital was $536,092.

The Company monitors its costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable.

Accounts receivable are $1,949,428 compared to $1,524,818 in 2001. Inventory totals $838,052, up from $623,217. Management monitors these balances closely to minimize investment. The increased investment in receivables is attributable to the increased sales volumes. The increase in inventory is the result of increased sales volumes and the fact that manufacturing of the Cryopak products was outsourced until the acquisition of the Northland companies. All manufacturing is now done in house.

The Company had arranged operating lines of credit of $420,000 at March 31, 2002 and an increase of $580,000 subsequent to the year. The Company believes the total credit of $1 million is sufficient to meet its ongoing operational needs at current sales volumes.

SUMMARY OF DEBT

Long term debt comprised of the convertible loan, notes payable to related parties and capital lease obligations totaled $4,718,533 and is summarized as follows:

------------------------- ------------------- -------------------- --------------------- --------------------
                                                      Convertible         Notes to           Capital Lease
                                 Total                Loan                Related Parties    Obligations
------------------------- ------------------- -------------------- --------------------- --------------------
Long Term                        $ 4,034,935          $ 3,467,213         $           -      $       567,722
Current                              683,598                    -               503,129              180,469
------------------------- ------------------- -------------------- --------------------- --------------------
                                   4,718,533            3,467,213               503,129              748,191
Equity portion of
convertible loan                     373,735              373,735                     -                    -
------------------------- ------------------- -------------------- --------------------- --------------------
                                 $ 5,092,268         $  3,840,948            $  503,129           $  748,191
------------------------- ------------------- -------------------- --------------------- --------------------

The convertible loan matures on June 7, 2003 and bears interest at 10% per annum. The proceeds from this debt were used primarily to finance the acquisition of the Northland companies.

Of the notes payable to related parties, the balance is interest free and repayable at $10,667 per month.

The capital leases mature from September 23, 2002 to March 30, 2007 and bear interest at rates from 10.25% to 18%.

See the section "Financial Condition and Liquidity" for a summary of the Company's operating lines of credit.

QUARTERLY RESULTS

----------------------- ---------------- ----------------- ---------------- ----------------- ----------------
2002                        June             September         December         March             Total
----------------------- ---------------- ----------------- ---------------- ----------------- ----------------
Revenues                    $ 2,050,686      $  2,255,159      $ 2,443,065      $ 1,703,819     $  8,452,729
Gross profit                  1,014,789         1,060,677        1,205,051          598,730        3,879,247
Net income/(loss)           $   116,021      $    155,510      $   240,455      $  (785,745)    $   (273,759)
----------------------- ---------------- ----------------- ---------------- ----------------- ----------------

----------------------- ---------------- ---------------- ----------------- ---------------- ----------------
2001                         June           September         December           March            Total
----------------------- ---------------- ---------------- ----------------- ---------------- ----------------
Revenues                     $  685,031        $ 536,531        $2,213,492       $1,887,025      $ 5,322,079
Gross profit                    361,260          162,930         1,252,530          440,048        2,216,768
Net loss                     $ (300,166)       $(572,582)       $   86,470       $ (604,343)     $(1,390,621)
----------------------- ---------------- ---------------- ----------------- ---------------- ----------------

----------------------- ---------------- ---------------- ----------------- ---------------- ----------------
2000                         June           September         December           March            Total
----------------------- ---------------- ---------------- ----------------- ---------------- ----------------
Revenues                     $  317,179     $ 553,620         $ 311,481        $ 410,621      $ 1,592,901
Gross profit                    139,903       305,778           171,082          245,662          862,425
Net loss                     $ (372,230)    $(306,257)        $(352,046)       $(298,454)     $(1,328,987)
----------------------- ---------------- ---------------- ----------------- ---------------- ----------------

OUTLOOK

The Company's goal is to achieve growth, internally through an aggressive sales and marketing strategy designed to increase sales to existing customer base and by strategic acquisitions designed to enhance the Company's core business of supplying temperature controlling packing solutions.

The Company finalized a $6 million financing. The proceeds will allow the Company to effect its acquisition and marketing strategies and for working capital.

All growth is projected to be accretive to earnings. Management's main goal is to be profitable throughout its 2003 fiscal year.

RISKS AND UNCERTAINTIES

Market Risk
-----------

The Company derived 67% of its consolidated revenues outside of Canada in fiscal 2002. The exposure to foreign exchange risk is monitored on an ongoing basis. However, substantially all costs are incurred in Canadian currency. The Company monitors, and when appropriate, will utilize financial instruments to manage its exposure to these risks.

Fluctuations in Financial Results
---------------------------------

The Company could experience quarterly variations in revenue and net income due to numerous factors, many of which are outside of its control. These factors could include the timing of new contracts, timing of increased expenses incurred in support of advertising and marketing.

Client Concentration
--------------------

The Company continues to derive a significant portion of its revenues from a group of businesses. In 2002, approximately 36% of revenues were received from three customers. Management continues to focus on the development of new business opportunities that will result in the further broadening of revenue sources.

Forward-Looking Statement
-------------------------

Certain information and statements contained in this report are forward-looking, based on management's estimates and assumptions. Though management believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct. As such, these forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results to differ materially from anticipated events. Information and statements identified as forward-looking include, and are not limited to, statements regarding financial results, future events, and trends.

Item 18. Financial Statements
-----------------------------

The Registrant has chosen to file Financial Statements under Item 17 above.

Item 19. Financial Statements and Exhibits
------------------------------------------

No exhibits are attached with this annual report.

                                   SIGNATURES
                                   ----------

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


CRYOPAK INDUSTRIES INC.



/s/ Douglas R. Reid
-------------------
Douglas R. Reid, Chief Financial Officer



10/3/02
-------
Date

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002


     I, John F. Morgan, state and attest that:

     (1) I am the President of Cryopak Industries Inc. (the "issuer").

     (2) Accompanying this certification is the Form 20F for the annual period ended March 31, 2002, a periodic report (the "periodic report") filed by the issuer with the Securities Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), which contains financial statements.

     (3) I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on my knowledge:

     - the periodic report containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act, and

     -    the information  contained in the periodic report fairly presents,  in
          all  material  respects,   the  financial  condition  and  results  of
          operations of the issuer for the periods presented therein.


/s/ John F. Morgan
------------------
John F. Morgan, CEO
Date: October 3, 2002

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002


     I, Douglas Reid, state and attest that:

     (1) I am the Treasurer of Cryopak Industries Inc. (the "issuer").

     (2) Accompanying this certification is the Form 20F for the annual period ended March 31, 2002, a periodic report (the "periodic report") filed by the issuer with the Securities Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), which contains financial statements.

     (3) I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on my knowledge:

     - the periodic report containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act, and

     -    the information  contained in the periodic report fairly presents,  in
          all  material  respects,   the  financial  condition  and  results  of
          operations of the issuer for the periods presented therein.


/s/ Douglas Reid
----------------
Douglas Reid, CFO
Date: October 3, 2002