Form 20-F
period 2003-03-31
CRYOPAK INDUSTRIES INC
filed 2003-08-18
CIK 915386

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1053 Derwent Way, Annacis Island,

Delta, British Columbia, Canada  V3M 5R4

(Address of principal executive offices, including zip code)

(800) 877-2407

(Registrant’s telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

32,295,304 shares of Common Stock

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the last ninety days.  Yes ☒ No ☐

Indicate by check mark which financial market item the registrant has elected to follow:

☒ Item 17

☐Item 18

Forward Looking Statements

This Annual Report of Cryopak Industries Inc. (“We”, the “Company” or “Cryopak”), including the documents attached or incorporated by reference, contains projections and forward-looking statements regarding future events.  When used in this Report, the words “believes,” “anticipates,” “expects,” and similar expressions identify forward-looking statements.  Those statements are subject to risks and uncertainties which could cause our actual results to differ materially from those projected.  Operating results are affected by a wide variety of factors that could materially and adversely affect our actual results, including:

•

competition;

•

general economic conditions;

•

our dependence on significant customers, suppliers, licensees and personnel;

•

revenues from and the costs associated with development contracts;

•

changes in technology;

•

our ability to manage growth and to integrate acquisitions;

•

actions by governmental authorities; and

•

foreign currency/exchange rate fluctuations.

Material fluctuations in our operating results may occur on a quarterly or annual basis.  This could materially and adversely affect our business, financial condition and stock price.  Except in the normal course of our ongoing disclosure practices or as required by law, we do not publicly release revisions to our forward-looking statements, whether to reflect subsequent events or circumstances or unanticipated events.  An investment in our shares involves risks, including those mentioned above and under the headings “Item 3.  Key Information – Risk Factors” and “Item 5. - Operating and Financial Review and Prospects” and in other filings we make from time to time with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

TABLE OF CONTENTS

Page

Item 1

Identify of Directors, Senior Management and Advisors

4

Item 2

Offer Statistics and Expected Timetable

4

Item 3

Key Information

4

Item 4

Information on the Company

10

Item 5

Operating and Financial Review and Prospects

19

Item 6

Directors, Senior Management and Employees

26

Item 7

Major Shareholders and Related Party Transactions

30

Item 8

Financial Information

32

Item 9

The Offer and Listing

33

Item 10

Additional Information

33

Item 11

Quantitative and Qualitative Disclosures about Market Risk

41

Item 12

Description of Securities other than Equity Securities

41

Item 13

Defaults, Dividends, Arrearages and Delinquencies

41

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

41

Item 15

Controls and Procedures

42

Item 16

[Reserved]

43

Item 17

Financial Statements

44

Item 18

Financial Statements

45

Item 19

Exhibits

47

PART I

Item 1

Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2

Offer Statistics and Expected Timetable

Not applicable.

Item 3

Key Information

All financial information contained in this report is stated in Canadian dollars unless otherwise indicated.  Unless otherwise stated, all financial statements and all financial data is presented and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Selected Financial Data

Selected financial results for the periods indicated are given below.  This selected financial data is taken from our annual audited financial statements included with this Annual Report or previously filed by us.  You should read this selected financial data along with those financial statements.

Our financial statements and selected financial data set out in Table 1 have been prepared in accordance with Canadian GAAP, which, in our case is the same in all material respects for the periods presented with United States GAAP, except as discussed in the footnotes to those financial statements.  Table No. 2 presents selected financial data reconciled to U.S. GAAP.    (Please refer to the US GAAP reconciliation for the year ended March 31, 2003 (Fiscal 2003) in our financial statements at Note 21).

Table No. 1

Selected Annual Audited Consolidated Financial Data

(CDN$ in 000s, except per share data)

(Canadian GAAP)

	Year Ended 3/31/03	Year Ended 3/31/02	Year Ended 3/31/01	Year Ended 3/31/00	Year Ended 3/31/99

Sales	$14,198	$8,453	$5,322	$1,593	$1,295
Gross profit	5,544	3,879	2,217	862	549
Earnings (Loss) from operations	(1,839)	489	(624)	(1,347)	(900)
Loss for the year	(2,421)	(274)	(1,391)	(1,329)	(912)
Loss per share	$(0.08)	$(0.01)	$(0.07)	$(0.08)	$(0.07)
Diluted earnings/(loss) per share	$(0.08)	$(0.01)	$(0.07)	$(0.08)	$(0.06)
Weighted average number of shares outstanding	29,850,272	20,542,389	20,691,611	18,077,873	14,937,561
Dividends on Common Shares	N/A	N/A	N/A	N/A	N/A
Working capital (deficiency)	(3,852)	464	536	1,294	670
Due from related parties	89	151	154	194	77
Long-term debt	700	4,035	3,858	1,208	270
Shareholders’ equity	4,863	378	572	1,134	1,406
Total assets	$15,954	$7,377	$6,387	$3,008	$2,037

Table No. 2

Selected Financial Data

(CDN$ in 000s, except per share data)

 (U.S. GAAP)

	Year Ended 3/31/03	Year Ended 3/31/03	Year Ended 3/31/01	Year Ended 3/31/00	Year Ended 3/31/99

Net loss	$(2,318)	$(468)	$(1,372)	$(1,434)	$(912)
Basic loss per share	(0.08)	(0.02)	(0.07)	(0.08)	(0.06)
Weighted average number of shares outstanding	29,850,272	20,542,389	20,691,611	18, 077,873	14,937,561
Diluted EPS	(0.08)	(0.02)	(0.07)	(0.08)	(0.06)
Weighted average number of shares outstanding (diluted)	30,599,760	21,042,389	20,962,444	18, 077,873	14,937,561
Shareholders’ equity	5,626	1,012	488	391	857
Total assets	$15,956	$7,393	$6,417	$3,198	$2,018

Table 3 below gives a summary of certain financial information for the eight quarterly periods ending March 31, 2003.

Table No. 3

Summary Quarterly Consolidated Financial Information

(CDN$ in ‘000s, except per share data)
(Canadian GAAP)

	Fiscal 2003				Fiscal 2002
Quarter ended	Jun(1)	Sep(1)	Dec(1)	Mar	Jun	Sep	Dec	Mar

Sales	$2,707	$2,700	$3,780	$5,011	$2,079	$2,272	$2,444	$1,658
Net earnings/(loss)	169	(295)	(325)	(1,969)	77	116	74	(541)
Basic EPS	0.01	(0.01)	(0.01)	(0.06)	0.00	0.01	0.00	(0.02)

(1)

The Consolidated Financial information for these periods has been restated.

Exchange Rate Information

The following table gives, for each of the periods indicated, the high and low rates of exchange of one United States dollar into Canadian dollars, the average of the month-end exchange rates during each such period and rate at the end of the period.  These rates are the closing rates US/Canadian exchange rates as stated by the Bank of Canada.  The foreign exchange rate as at March 31, 2003 was $0.6813.

Month Ended	Average	High	Low	Close

March, 2003	$0.6779	$0.6836	$0.6692	$0.6813
February, 2003	0.6614	0.6739	0.6537	0.6739
January, 2003	0.6496	0.6586	0.6381	0.6572
December, 2002	0.6414	0.6462	0.6339	0.6339
November, 2002	0.6363	0.6436	0.6287	0.6390
October, 2002	0.6339	0.6421	0.6258	0.6421

Fiscal Year Ended March 31,	Average	High	Low	Close

2003	$0.6459	$0.6836	$0.6255	$0.6813
2002	0.6391	0.6621	0.6202	0.6273
2001	0.6651	0.6898	0.6344	0.6344
2000	0.6799	0.6967	0.6611	0.6899
1999	0.6655	0.7054	0.6331	0.6628

Risk Factors

You should consider carefully the following risks and other information included in this Annual Report. We are, from time to time, subject to a variety of risks in the nature of our business or markets which if events adverse to us were to occur, could have a material impact on our business, financial condition, results of operations or prospects.  While we have attempted to identify the primary known risks that are material to our business, additional risks that we have not yet identified or that we currently think are immaterial may also impair our business operations.  The trading price of our shares could decline due to any of these risks.  In assessing these risks, you should also refer to the other information in this Annual Report, including the financial statements and related notes.

We Face Intense Competition In Our Markets

The temperature controlling products market is intensely competitive, and we expect competition to increase in the future.  We cannot guarantee that we will compete successfully against our current or potential competitors, especially those with significantly greater financial resources or brand name recognition.  Our chief competitors generally for our primary products, such as the premium patented Cryopak Flexible Ice™ Blanket (“FIB”), Simply Cozy™, flexible hot and cold compresses, gel paks and instant hot and cold packs and related products include Tuscarora, a division of SCA North America Inc., TCP Reliable Inc, Cold Chain Labs & Products Inc., Tech-Pak Inc., Newell Rubbermaid Inc., Life-Like Products LLC, Coleman Manufacturing Inc., 3M, Becton, Dickinson and Company, and others.

Many of these competitors are much larger than we are in terms of production volume, sales, capitalization and access to capital.  Many of our competitors are also divisions or subsidiaries of larger enterprises, many of which also focus on the manufacture and sale of components or mass-market products.

Certain segments of the temperature controlling products industry are characterized by continuous technological advances, new product introductions and enhancements, and declining market prices for certain products. In order for us to maintain a competitive advantage, we will need to effectively compete through aggressive marketing, competitive pricing, and an attractive array of products. Our business strategy emphasizes the design, development and commercialization of new FIB applications and related products and enhancement of existing products.  There can be no assurance that we will be able to continue to develop products that may be sold profitably or gain satisfactory market share.  Our inability to compete effectively in our market could have a materially adverse effect on our operations and financial condition.

We May Not Be Successful Or Maintain Profitability

We began operations in 1986 and we operate in a rapidly evolving market and must, among other things be able to:

•

respond to competitive developments in the marketplace;

•

continue to upgrade and expand our product and services offerings; and

•

continue to attract, retain and motivate our employees.

We cannot be certain that we will successfully address these risks or that we will be able to achieve consistent profitability in the future.  The auditor’s reports with respect to our Fiscal 2003 consolidated financial statements includes additional comments for U.S. readers that states that the financial statements are affected by conditions and events that cast substantial doubt about the Company’s ability to continue as a going concern.  The Fiscal 2003 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our Future Operating Results Will Likely Fluctuate Significantly

As a result of our limited operating history and the nature of the markets in which we operate, we cannot predict our future revenues and operating results.  We expect our future revenues and operating results to fluctuate due to a combination of factors, including:

•

our customers’ fiscal budget deadlines and schedules for product purchases;

•

our ability to develop new and enhanced products and services;

•

foreign currency exchange rates that affect our operations;

•

product and price competition in our markets; and

•

general economic conditions, both domestically and in our foreign markets.

We have increasingly focused our efforts on growing the retail and pharmaceutical packaging segments of our business.  We cannot predict our operating expenses based on our past results.  Instead, we establish our current spending levels based in large part on our expected future revenues.  As a result, if our actual revenues in any future period fall below our expectations, our operating results will be adversely affected.

We May Have Future Capital Requirements And We May Not Be Able To Obtain Financing On Favorable Terms, If At All

We believe that our cash reserves and cash flows from operations will be adequate to fund our present operations in the immediate future, so long as we are successful in negotiating an extension to the maturity of the convertible loan and a renewal of our existing banking arrangements.  At the end of Fiscal 2003, we were in default of both our secured revolving credit facility and our convertible loan. (See Notes 10, 11 and 22 to the consolidated financial statements and Management’s Discussion and Analysis.)  If we experience an extended period during which we are not profitable or if we decide to make a significant capital expenditure or acquisition, we would need to raise funds by other means.

While we presently have access to secured financing, many companies have at times experienced difficulty raising additional financing.  When needed, sufficient additional financing may not be available to us on favourable terms, or at all.  Even if additional financing is available, we may be required to obtain the consent of our shareholders.  If additional financing is not available to us, we may need to change our business plans, which may preclude us from pursuing certain business opportunities, force us to sell assets or the sale or merger of the Company.  In addition, the issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of the Company.

We Are Dependent Upon Sales Made To Our Significant Customers

Our two largest customers accounted for a total of approximately 15% and 25% of our sales in Fiscal 2003 and 2002, respectively.  A significant reduction in purchases by any of our largest customers could have a material adverse effect on our business, financial condition or results of operations.  These customers are leaders in their respective regions and we have good relations with them.  We continue to look at ways to reduce our reliance on significant customers.

We Are Dependent Upon Our Third Party Suppliers

We purchase a number of goods from third party suppliers, including Packall Packaging Inc., St. Lawrence Chemical Inc., and Univar Canada Ltd.  There may be few manufacturers of certain raw materials or supplies on which some of our products have been developed.  We do not have any long-term agreements with any of our suppliers.  We have avoided long-term supply contracts due to continuing changes in our requirements.  While we have, from time to time, experienced shortages of certain materials, those shortages to date have not had a materially adverse effect on our operating results.  If we cannot obtain adequate supplies of certain materials, this could delay our ability to ship certain products, which could have a materially adverse effect on our business, financial condition and results of operations.

We Have Experienced Significant Internal Growth And Expect To Experience Additional Growth, Which We May Have Difficulty Managing

We have experienced significant internal growth over the last several years and we have made several acquisitions of other businesses.  We intend to continue to investigate the acquisitions of other technologies or companies to further our growth.  Our ability to continue our rate of growth will depend on a number of factors, including the availability of investment capital, working capital, existing and emerging competition, our ability to maintain sufficient profit margins, to recruit and train additional qualified personnel, and to identify and successfully integrate acquisitions.

Certain Risks Associated With International Trade Could Have An Adverse Effect On Our Business

Because a significant portion of our sales are made internationally, we are subject to numerous risks, including shipping delays, political or economic instability, import duties and tariffs and trade restrictions.  Any of these events or a combination of any of these events could have a materially adverse effect on our business.

Since A Majority Of Our Sales Are In U.S. Dollars But Most Of Our Purchases Are In Canadian Dollars, Our Operating Results May Be Subject To Exchange Rate Fluctuations

The majority of our sales are denominated in U.S. dollars while at the same time most of our purchases are incurred in Canadian currency.  Our inability to match our purchases and sales in a single currency or our inability to hedge or off-set any unfavourable exchange rate fluctuation could have a materially adverse effect on our operating results.  We do not currently engage in an active currency hedging program, but we may do so in the future.

We Depend On Our Management And Key Personnel For Successful Operation Of Our Business

Our success depends on the skills, experience and performance of our senior management and other key personnel.  Our key personnel include John Morgan, our Chief Executive Officer and President, Steve Belitzky, our Interim Chief Operating Officer, and Martin Carsky, our Chief Financial Officer. In addition, our ability to continue to grow and profit will depend significantly on the expertise and services of our existing management and key personnel and employees.  Our inability to retain those people could have a materially adverse effect on our operations and financial condition.  In addition, our success will depend upon our ability to recruit and retain qualified personnel.

Intellectual Property And Changes In Technology

Our ability to compete effectively in the temperature controlling products industry will depend, in part, on our ability to utilize and protect our intellectual property and to gain access to other useful technology.  There can be no assurance that the steps we take to protect our intellectual property will be adequate or that others will not develop competitive technology or products or that we will gain access to other useful technology.  Given the significant advances in technology, there is no assurance that our products will not be rendered obsolete or unprofitable by technological changes.

We May Be Subject To Product Liability Claims That Exceed Our Insurance Coverage

We may be subject to a claim by end users alleging that they have suffered damage because our product did not perform properly or arising out of an event that our products were designed to address.  Such a claim could be made whether or not our products perform adequately under the circumstances.  From time to time, we expect to be subject to product liability claims in the ordinary course of our business and we carry a limited amount of product liability insurance for this purpose.  However, a judgment or settlement in excess of available insurance could have a material adverse effect on our financial condition and results of the operations.

Our Stock Price May Be Volatile

The stock market in general can be extremely volatile, which has often been unrelated to the operating performance of any particular company or companies, including ours.  Our stock price could be subject to wide fluctuations in response to factors such as the following:

•

actual or anticipated variations in our results of operations;

•

the addition or loss of customers;

•

announcements of technological innovations, new products or services by us or our competitors;

•

changes in financial estimates or recommendations by securities analysts;

•

conditions or trends in the temperature-controlled products industry;

•

changes in the market valuations of other temperature controlling products companies;

•

our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments;

•

additions or departures of key personnel;

•

trading illiquidity;

•

general market conditions; and

•

other events or factors, many of which are beyond our control.

In addition, stock markets have experienced extreme price and volume fluctuations, in particular, the market prices of securities of emerging growth companies.

Item 4

Information on the Company

History and Development of the Company

Cryopak Industries Inc. is incorporated under the British Columbia Company Act.  The Company’s Memorandum has been altered on several occasions in order to change the Company’s name, consolidate its common shares on a two for one basis, increase the number of authorized common shares, create Class "A" Preference shares and designate certain of these shares as Class "A" Convertible Voting Preference shares, Series I.  The authorized capital of the Company consists of 100 million Common Shares without par value and 100 million Preferred Shares, without par value, issuable in series.  As of March 31, 2003, the Company’s most recently completed fiscal year, there were 32,295,304 Common Shares and no Preferred Shares issued and outstanding.  As of March 31, 2003, there were 1,856,250 Common Shares allotted but not issued to the founding shareholders, to be released over the next five years.

The Company has four active subsidiaries, Cryopak Corporation (“CC”), Northland Ice Gel Inc. (“NIG”), Ice-Pak Ltd. (“IP”) and Ice-Pak Inc. (“IPI”). CC was incorporated under the laws of the province of British Columbia and sells primarily the Cryopak Flexible Ice™ Blanket product line. NIG was incorporated under the laws of the province of British Columbia and manufactures all of the Company’s products except for the Ice-Pak product line.  As well, NIG sells the Company’s gel pak product line and provides custom packaging services. IP was incorporated under the laws of Canada.  IPI was incorporated in the state of Massachusetts. IP and IPI produce the Ice-Pak brands of hard bottles, gel paks and the Comfort Flexpak.  The Company’s ownership of IP and IPI is held through 2796112 Canada Inc., a company incorporated under the laws of Canada.  In addition, the Company has three inactive subsidiaries, Cryopak Corporation (a Nevada corporation), Northland Custom Packaging Inc. (a British Columbia corporation), and Cryopak International Inc. (a Barbados corporation).

The Company develops, manufactures and markets quality temperature controlling products.  On November 22, 1989, the Company acquired the exclusive license to manufacture and market the Flexible Ice™ Blanket on a worldwide basis.  During the period from the granting of the license, up to 1998, the Company focused its efforts on product development and research, refining the manufacturing process, identifying key markets and seeking strategic relationships to assist in distribution.  During this time, the Company made limited sales of its products to customers in both Canada and the United States.

In 1998, the Company acquired the equipment necessary to manufacture the Flexible Ice™ Blanket product line. The equipment was situated in the premises of the Northland group of companies which operated the equipment on an outsourced basis under the direction of the Company.  On September 14, 2000, the Company acquired 100% of the shares of Northland Ice Gel Inc. and Northland Custom Packaging Inc. (collectively the “Northland companies”) for a purchase price of $2.4 million and 1,166,667 Common Shares of the Company.  In January 2001, the Company relocated its offices to the Northland companies’ premises on Annacis Island, Delta, British Columbia.

Following the acquisition of the Northland companies, management focused on developing its corporate growth strategy and management team, and ensuring that financing was available to pursue its growth strategies.  The Company has grown rapidly with sales increasing from $1.6 million for the Fiscal Year 2000 to $14.2 million for the Fiscal Year 2003.

The executive office as well as the registered and records office of the Company is located at 1053 Derwent Way, Delta, BC.  The Company’s Common Shares trade on the TSX Venture Exchange under the symbol “CII” and are quoted on the NASD OTC Bulletin Board under the symbol “CYPKF”.

Recent Acquisitions, Divestitures and Strategic Alliances

On October 25, 2002, we completed the acquisition of all the outstanding shares of 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”) in Montreal, Quebec.  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  We acquired Ice-Pak for a cost of $5,920,247 plus contingent consideration of $500,000 in notes payable based on Ice-Pak achieving certain revenue targets over the period October 1, 2002 to September 30, 2003.  A portion of the consideration was Common Shares, currently held in escrow, which are to be released over the course of the next three years if Ice-Pak achieves certain revenue and gross margin targets.  The purchase of Ice-Pak provided us with an eastern manufacturing and distribution location, a broad list of new customers, an extension of its product line, and experienced management.

In April 2002, we completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one Common Share and one-half of one Common Share purchase warrant.  One whole warrant entitles the holder to acquire one Common Share at a price of $1.25 per share at any time prior to April 2004.  Finder’s fees totalling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The proceeds from the offering were used to fund the acquisition of Ice-Pak and the balance used for working capital purposes.

In March 2003, we entered into a marketing agreement with BioLargo Technologies Inc. (“BioLargo”) to jointly sell super-absorbent packaging products developed by BioLargo. Testing of the product is currently underway with potential end-users.

Business Overview

Cryopak is a leading provider of temperature controlling products.  We develop, manufacture and market quality temperature controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel paks and instant hot and cold packs.  Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  Other uses of the Company’s products are for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With more than 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold-chain management programs.

The Temperature Controlling Products Market

The temperature controlling products market is a large and fragmented international market.  A large number of firms may be involved in one or more of developing, manufacturing, and marketing products for use in this market. Those products may include any or all of:

•

Plastic bottles or non-flexible gel “bricks”

•

Gel paks

•

Flexible Ice™ Blankets

•

Insulated shipping containers

•

Dunnage

•

Temperature measuring devices

Our Customers

The Company’s current customers include many pharmaceutical companies, industrial distributors, retailers, value added resellers, food processors and independent product distributors.  In addition, other potential customers of the Cryopak Flexible Ice ™ Blanket product are in the testing and evaluation stage.  The Company’s current marketing focus is on its pharmaceutical, retail and industrial business segments.  The Company is also pursuing opportunities with fresh food retailers and airline catering operators.

The principal end users of our products are:

•

Industrial – perishable food, seafood, meat and poultry processors and distributors and value added resellers for temperature controlling protection of their products while in transit.

•

Retail – generally large retailers in North America, for sale to consumers for hot and cold temperature controlling uses.

•

Pharmaceutical – producers of vaccines, pharmaceuticals, blood products, animal health products and biotechnology companies for temperature controlling protection of their products while in transit.

Our Business Strategy

The temperature controlling products market is very large and serviced by a large group of manufacturers and suppliers.  We have determined that our best strategy for addressing this market is to identify certain niches where our products, technical expertise or innovation gives us an advantage over our competitors.  To this end, we have pursued a strategy of focussing on retail and value-added-reseller sales of our product line in the short-term, while developing pharmaceutical packaging solutions using our patented Flexible Ice™ Blanket in the medium to long-term.

Our business strategy encompasses the following features:

•

Branding the Flexible Ice™ Blanket and Cryopakº Name.  We are continuing to strategically focus on the branding of the Flexible Ice™ Blanket and the Cryopakº name.  Our goal is to have our name synonymous with quality and innovative temperature controlling products.  We believe that by establishing a unique brand identity, we will be better able to differentiate ourselves in a crowded marketplace.

•

Focused Sales and Marketing on Select Markets.  Our strategy is to provide a broad range of products and services for all aspects of the temperature controlling products market but to focus on Flexible Ice™ Blanket applications which are designed for the needs of particular market segments.

•

Manufacturing Flexibility.  We aim to be a manufacturer of all our products using our facilities in both eastern and western Canada.  This allows us to monitor and control our shipping costs, to maintain control over production and to maintain quality control of our products to ensure that they will perform to our rigid standards.

•

Customer-Focused Product Development in the Pharmaceutical Packaging Segment.  By working closely with end users, such as pharmaceutical companies, our skilled product development engineering and sales staff is continually addressing ways to provide innovative solutions to address the particular needs of our customers.  We believe that by doing so, our products will gain greater acceptance in the general pharmaceutical packaging market and we will be perceived as cold chain management experts.

Our objective is to become a recognized leader in the development, manufacture and marketing of temperature controlling products across all three segments of our business.  We aim to achieve this objective through internal development, strategic alliances and selective acquisitions to produce a line of products which provide innovative and cost effective solutions to our customers on a worldwide basis.

Our Products

With the above strategy in mind, we have identified the Flexible Ice™ Blanket as our priority brand for temperature controlling packaging solutions.

Our principal products at present include:

•

Flexible Ice™ Blanket

•

Simply Cozy™ Heat Pad

•

Flexpak° Cold Wrap

•

Ice-Pak hard bottles

•

Gel Paks

Sales and Marketing

Retail Business

We sell Simply Cozy™, Ice-Pak bottles, gel paks and consumer models of our Flexible Ice™ Blanket to retailers in North America through a network of independent manufacturer’s sales representatives. These fully commissioned representatives call on specific retailers and/or service geographical areas to sell our entire portfolio of retail products under the cryopak° or Ice-Pak brands.  These brokers also sell other manufacturers’ products that they represent.  There is often a complex and long sales cycle to penetrate new retail customers.

Retailers make decisions as to which brands they will carry in each store section up to nine months in advance of giving a purchase order to a manufacturer.  Given that we are selling into several store sections, the selling process becomes lengthy as separate presentations are required for numerous buyers and merchandising managers. After these presentations, final approvals are required at various levels of the retailer’s hierarchy.

We support distributors with up-to-date technical information and provide in-house training for their staff and customers so that they understand and are aware of the products we offer and their uses.  Advertising and trade shows are an integral part of building brand recognition and communicating with dealers and distributors.  In the last fiscal year, our sales staff attended numerous trade shows.  We also support our sales brokers with direct mailings on industry trends and product and sales updates.

We have focused on building a “cryopak°” brand identity for our products so we can differentiate ourselves in a crowded market.  We are building our brand name by promoting our distinct product advantages.

We do not offer financing  or sales incentive programs in connection with the sale of our products.  In general, we sell our products on industry credit terms or on a cash on delivery basis.  We have had consignment type sales transactions with a few select retailers in the past and continue to have a small consignment stocks with these retailers.

Industrial/ Original Equipment Manufacturer (OEM)/Value-Added-Reseller (VAR) Business

We manufacture products on an original equipment manufacturer basis where the product is manufactured under the name or packaging of and sold by another party.  These business-to-business sales channels are serviced, on a direct sales basis, by Cryopak sales personnel.  Sales are generated by providing research and development services for new product development, testing services and the supply of private label products to VAR customers such as Newell Rubbermaid Inc.

The seafood and perishables segment is a significant and highly fragmented business. Our two manufacturing locations provide us with proximity advantages to service this segment. In January 2000, the FDA in the United States demanded that HACCP (Hazardous Analysis Critical Control Point) guidelines be implemented for the safe handling and transportation of perishable seafood products within and to the United States.  As the potential grows for further government regulations on other perishable food products, manufacturers, distributors and food service retailers are becoming more proactive to ensure the safe transport of their products throughout the supply chain.  This has created increased demand for our temperature controlling products and cold chain management expertise.

Cryopak has utilized its cold chain knowledge to develop cost effective solutions for a variety of industry segments.  Our extensive product portfolio allows us to customize solutions to meet the unique needs of an industry segment or individual customer requirements.  In particular, Cryopak’s Flexible Ice™ Blanket with its proven product performance in keeping the temperature of food products stable from loading dock to delivery, is gaining market acceptance.

Under HACCP regulations, the airlines and catering companies are prime customers for cold chain management solutions as well.  We have been in contact with major companies in this business and we are encouraged by the positive testing results to date.

The First Aid/Healthcare business is also a significant and growing part of our business.  We have established long-term relationships with key resellers in this category for our Flexible Ice™ Blanket, Simply Cozy™ and Flexpak products.  As well, the emerging trend has shown increased demand directly from chiropractors, physiotherapists and medical clinics as well as pharmacies. While we have traditionally supplied Instant Cold & Hot Packs to these customers, there is a growing awareness and acceptance of the Flexible Ice™ Blanket.

Participation in trade shows is a key generator of new business in all of these segments.  Last year our sales personnel attended over 15 trade shows.  We generate new sales through direct mail, responses to e-mail requests for product information and trade publication advertisements.  We also generated new sales opportunities through our web site.

Pharmaceutical Packaging Business

We have created a sales group dedicated to penetrating this industry. The priority has been to feature our Flexible Ice™ Blanket as a key element of packaging solutions created for each customer’s products.

The sales cycle for this business is the longest and most complex. We have had success in the past with key industry players such as Wyeth-Ayerst for temperature control shipping solutions for their vaccine, Prevnar, and Blood Systems Inc. for the shipment of blood products.

To further grow and develop this part of our business we are focusing on new customers in a variety of segments including vaccines, biotechnology, blood products and animal health products. These segments are both large and growing.

We approach each new prospective business using a comprehensive project management approach.  To assist in the completion of the project, we contract pharmaceutical packaging specialists and sub-contract the critical package design and testing phases.

We service this market on a direct sales basis in collaboration with consultants and sub-contracted specialized services.  We primarily source our sales leads in these markets through our ability to establish and enhance our industry profile. We actively participate in presentations at industry seminars and symposiums in order to establish our profile with prospective customers.  Last year we attended more than ten of these events.

Seasonality

With the exception of the Ice-Pak product line of hard bottles and gel paks, we do not experience significant seasonality in our sales.  Products for the retail market are influenced by the summer temperatures, particularly in the United States.  Approximately 40% of the sales of these products occur from May to September, with the balance being evenly spread over the year. Sales in the pharmaceutical packaging business offset some of the seasonality of retail sales as a majority of these sales occur in the fall and winter months.

Competition

Our products are subject to competition in all of our markets.  Our chief competitors for our primary products, such as the Cryopak Flexible Ice™ Blanket (“FIB”), Simply Cozy™, flexible hot and cold compresses, gel paks and instant hot and cold packs and related products include Tuscarora a division of SCA North America Inc., TCP Reliable Inc., Cold Chain Labs & Products Inc., Tech-Pak Inc., Newell Rubbermaid Inc., Life-Like Products LLC, Coleman Manufacturing Inc., 3M, Becton,  Dickinson and Company and others.

Many of these competitors are much larger than us in terms of production volume, sales, capitalization or access to capital.  In the international market, several of these companies have a much stronger presence and brand name than ours.

In the retail market, brand recognition and price are the most important competitive factors in developing and retaining business.  In the industrial/VAR market, price and reliability are the primary determining factors. Cold chain management knowledge, expertise and the ability to supply all component parts of a packaging solution are critical success factors in the pharmaceutical business. We believe that our technical and product development expertise offers us advantages over our competitors in developing and selling value added specialized products.

A number of our products are sold in niche or specialized markets.  We believe the size of such markets, relative to the amount of capital and technical expertise required to enter and profitably operate in those markets, presents a significant barrier to entry for new competitors.

In order for us to maintain a competitive advantage, we will need to identify value-added specialized products not well served by our competitors and to effectively compete through aggressive marketing efforts, competitive pricing, a broad range of products and superior customer/product service.  There are no assurances that the products currently being manufactured by us or those being developed will have competitive advantages.  Competitive products may render our products obsolete or non-competitive or competitive only in certain markets.  We have specifically adapted our strategy to address this issue, however, our strategies may prove to be ineffective.

Our ability to compete will depend, in part, on our ability to protect our intellectual property and designs and to avoid infringing on the intellectual property of others.

Manufacturing Operations

Our operations department employed approximately 120 employees at March 31, 2003 engaged in manufacturing, purchasing, quality assurance and customer and technical service.  We do final assembly and testing of all of our products in our facilities located in Vancouver and Montreal.  We purchase raw materials from manufacturers in Canada and the United States.

Delivery time for raw materials or products imported into Canada from the United States vary from several weeks to several months, depending on the nature of the product and how it is shipped to us.  Because of these lead times, we normally make purchase commitments to several suppliers in advance of receiving an order and may carry a fluctuating inventory of certain raw materials.  As well, we endeavour to hold alternate arrangements in place in the event a particular manufacturer is unable to meet our production schedule.

At times, we may maintain a relatively large inventory of supplies and raw materials so that we can manufacture and ship most products promptly upon receipt of an order.  Shipment of products generally occurs within one to four working days after receipt of an order depending on the size and complexity of the order.  Because of this, we carry very little in the way of an order backlog.

We offer a limited warranty on all our products.  We warrant that our products will conform to our published specifications and will be free from manufacturing defects or faulty materials and workmanship.  We generally offer a warranty term of one to three years.

Suppliers

Our products include a number of raw materials that we source from third party suppliers, including Packall Packaging Inc., St. Lawrence Chemical Inc., and Univar Canada Ltd.  We generally attempt to use standard raw materials that are largely interchangeable and available from multiple vendors, although this is not always possible.  We generally deal with suppliers who have manufacturing or distribution capacity in more than one location to reduce the risk of a production slowdown because of a disruption in the supply of materials.  In cases where this is not possible or desirable, we may carry extra inventory at our locations.  We only have one long-term agreement with a supplier.  The availability of many of these raw materials is dependent in part on our ability to accurately forecast our future requirements.  While we have from time to time experienced shortages of these components, to date such shortages have not had a materially adverse effect on production or operating results.

Regulation

Apart from laws, rules and regulations of general application, the manufacture and sale of products for the temperature controlling products market is not subject to any additional regulation that has a material impact on our operations, financial condition or competitive position.  The use of our products by end users may be subject to certain federal, provincial, state, municipal or regional laws, rules or regulations.  We endeavour to manufacture our products with such regulations in mind, however, responsibility for compliance with those laws rests with the ultimate end-user of our products.

Environmental

We are subject to a broad range of federal, provincial and municipal laws, rules and regulations relating to pollution and the protection of the environment.  We believe we are currently in compliance with such laws, rules and regulations.  We do not consider that the cost of ongoing compliance with such laws, rules and regulations will have any significant effect on our operations, financial condition or competitive position.

Intellectual Property

As we have grown, we have put systems in place to monitor, capture and protect our intellectual property and improve the internal flow and use of technical information.

We seek patent protection on inventions covering new products and improvements when appropriate.  We currently hold and have applied for a number of United States and international patents.  However, there can be no assurance that any patents we apply for will be issued or that patents currently held or new patents if issued, will be valid if contested or will provide us with any significant competitive advantage.

The phrase “Flexible Ice™ Blanket” is a registered trademark in the United States and Canada. We seek trademark protection on brand names and corporate trademarks.  We have applied for trademark registration in the United States and Canada for the Simply Cozy™ and Flexpak brands. In addition, we endeavour to maintain our considerable proprietary know-how and trade secrets.

There can be no assurance that any steps taken by us to protect our intellectual property will be adequate to prevent misappropriation.  Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to our technology and obtain patents or copyrights thereon.  Although we do not believe that our products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

Legal Proceedings

Early in Fiscal 2003, the Company commenced an action against International Industrial Development Associates (“IIDA”) for non-performance of an exclusive sales agreement.  IIDA has defended this action and has commenced an action against the Company for unpaid sales commissions.  The Company has been aggressively pursuing this litigation but there can be no assurances that it will be successful in asserting its claim or that IIDA will not be successful in asserting their counter-claim.

The Company may also be engaged, from time to time, in other legal actions that arise in the ordinary course of business and which management believes the ultimate outcome will not have a material adverse affect on our operating results, liquidity or financial position.

Organizational Structure

The Company has four active subsidiaries, Cryopak Corporation (“CC”), Northland Ice Gel Inc. (“NIG”), Ice-Pak Ltd. (“IP”) and Ice-Pak Inc. (“IPI”).  CC was incorporated under the laws of the province of British Columbia and sells primarily the Cryopak Flexible Ice™ Blanket product line. NIG was incorporated under the laws of the province of British Columbia and manufactures all of the Company’s products except for the Ice-Pak product line. As well, NIG sells the Company’s gel pak product line and provides custom packaging services.  IP was incorporated under the laws of Canada.  IPI was incorporated in the state of Massachusetts.  IP and IPI produce the Ice-Pak brand of hard bottles, gel paks and the Comfort Flexpak. The Company’s ownership of IP and IPI is held through 2796112 Canada Inc, a company incorporated under the laws of Canada.  In addition, the Company has three inactive subsidiaries, Cryopak Corporation (a Nevada corporation), Northland Custom Packaging Inc. (a British Columbia corporation) and Cryopak International Inc. (a Barbados corporation).

Property, Plant and Equipment

The Company’s principal executive office is located in Vancouver in approximately 26,000 square feet of leased space which includes a production facility. As well, the Company has approximately 36,000 square feet of leased space in Montreal which includes a second production facility.

The Vancouver lease expires on January 31, 2005 and the Montreal lease expires on August 31, 2004.  The Company’s total rent payments for its office and production facilities in Fiscal 2003 was approximately $347,000.  We consider our existing facilities adequate to meet our current needs.  Continued growth will likely necessitate additional space in eastern Canada.

The following table details our fixed assets as of March 31, 2003.

	Historical Cost	Accumulated Amortization	Net Book Value

Computer hardware	$ 166,232	$ 47,174	$ 119,058
Computer hardware under capital lease	24,034	18,189	5,845
Computer software	202,813	36,456	166,357
Furniture and fixtures	38,673	17,034	21,639
Machinery under capital lease	1,098,657	418,148	680,509
Machinery	708,385	132,503	575,881
Dies/plates/molds	80,118	8,012	72,106
Automotive equipment	3,084	308	2,777
Office equipment and artwork	63,757	16,223	47,534
Leasehold improvements	190,921	36,035	154,886

	$2,576,674	$730,082	$1,846,592

Item 5

Operating and Financial Review and Prospects

Our significant achievements in Fiscal 2003 included:

•

In April 2002, completing a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 Common Shares and the issuance of 3,375,000 Common Share purchase warrants.  Each warrant entitles the holder to acquire one Common Share at a price of $1.25 per share.

•

In October 2002, completing the acquisition of the shares of 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc.

Revenues for Fiscal 2003 were $14.2 million compared to $8.5 million for the previous fiscal year, a 68% increase. The increase in revenue over the prior period was due to our acquisition of Ice-Pak in October 2002 and the ongoing growth in the sale of our existing products.

Net loss for Fiscal 2003 was $2.4 million as compared to a net loss of $0.3 million for the previous fiscal year. The loss for the year was due to a reduction in gross profit and increased operating expenses. A significant proportion of our sales are denominated in US funds and as a result, our gross profit was negatively impacted by the strengthening Canadian dollar relative to the US dollar. As well, we incurred increased transportation costs during the year in part due to increases in petroleum costs. The net loss was further compounded by disproportionate increases in sales and marketing and administrative expenditures. The higher sales and marketing and administrative expenses were in part attributable to our pursuit of the pharmaceutical packaging segment of the market and the integration of Ice-Pak into our operations.

Net loss per Common Share for Fiscal 2003 was $0.08 on a weighted average of 29,850,272 Common Shares outstanding compared to a loss of $0.01 per Common Share on a weighted average of 20,542,389 outstanding in the prior fiscal year.

For Fiscal 2003, cash used in operations was $1.4 million ($1.4 million before changes in working capital) compared to the prior fiscal years total of cash generated from operations of $0.1 million ($0.4 million before changes in working capital).

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and the useful lives of capital and intangible assets.  We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, investments, prepaid expenses, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

•

We record estimated reductions to revenue for customer returns based on historical experience.  If actual customer returns increase as a result of future product introductions or changes in product quality, we may be required to recognize additional reductions to revenue.

•

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•

We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

•

We recorded intangible assets from acquisitions completed during Fiscal 2003 and Fiscal 2001.  Our acquired intangible assets are comprised of product technology, patents, trademarks, and customer relationships and are being amortized over their estimated useful lives.  Due to changes in technology or other factors affecting product life cycles, we may make subsequent adjustments to those estimates possibly reducing the amount of intangible assets in the period in which a change in estimate is made.

•

We have acquired specialized capital assets, which in some cases would have little value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

Operating Results

Sales and Gross Profit

Sales for Fiscal 2003 were $14.2 million, an increase of 68% over sales of $8.5 million in Fiscal 2002. The increase in sales occurred because of the acquisition of Ice-Pak in October 2002 and the year over year increase in sales of our existing products. Sales for Fiscal 2003 from the Ice-Pak division were $3.5 million. Generally, we experienced consistent sales growth in all our markets.

Gross margin decreased over the prior fiscal year due to a number of factors.  We experienced increases in materials costs.  Our raw materials include chemicals produced by the petro-chemical industry and the world-wide increase in the price of oil caused our suppliers to increase their prices to us.  The Canadian dollar increased in value relative to the US dollar during the last two quarters of Fiscal 2003.  Most of our sales are denominated in US dollars and nearly all our raw materials costs and all our labour costs are incurred in Canadian dollars.  Therefore, when we translated the US sales into Canadian dollars, we recorded lower sales.  We also experienced higher shipping costs in the latter part of the fiscal year due to fuel surcharges charged to us by our transportation vendors.  As well, in the fourth quarter of Fiscal 2003, we made a $109,000 provision for inventory obsolescence.

Our sales and gross margin increased in Fiscal 2002 over Fiscal 2001 because of the inroads we made in the pharmaceutical packaging segment and because of the increased activity in the retail sales of Flexible Ice™ Blankets.  Both these products have higher margins than the gel pak business, which are more or less commodity products.

Geographic Revenues

For Fiscal 2003, sales to the United States represented 78.6% of our overall sales, as compared to 66.5% of the total in Fiscal 2002. Sales to the United States increased by 99% to $11.2 million, but the rate of increase was adversely affected by the slower economic conditions in the US and the strengthening Canadian dollar relative to the US dollar.  Sales to our Canadian customers remained virtually constant at $2.9 million for Fiscal 2003 as compared to $2.8 million in Fiscal 2002.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses totalled $3.8 million or 26.6% of sales in Fiscal 2003 compared with $1.5 million or 17.8% of sales in Fiscal 2002.  The increase in expenses was due to the addition of sales personnel in our Vancouver, B.C. office and the addition of a US-based sales manager as we ramped up our sales effort in anticipation of revenue growth in excess of what was achieved.  Due to our increased sales activities in the United States we also incurred more commission expenses to outside brokers.

In addition, we produced some advertising media for market testing in specific areas in order to determine consumer responses to our retail products.  We also incurred product development and similar costs in pursuit of the pharmaceutical packaging segment.  Finally, we also experienced some difficulties collecting our accounts receivable so we substantially increased our accounts receivable reserve in the fourth quarter of Fiscal 2003.

The increase in sales and marketing expenses in Fiscal 2002 over Fiscal 2001 was $129,000.  However, as a percentage of sales, Fiscal 2002 expenses represented 17.8% of sales compared with 25.8% of sales in Fiscal 2001. This period was marked by increased sales costs due to the inclusion of Northland’s sales staff.

General and Administrative

General and administrative expenses consist of payroll and payroll-related expense for administration, finance, investor relations, internal information systems, and general management, along with legal and accounting expenses and other professional services.

General and administrative costs totalled $2.9 million or 20.5% of sales in Fiscal 2003 compared with $1.5 million or 17.6% of sales in Fiscal 2002.  General and administrative expenses increased by 95% due to the increased use of outside professionals during the year, the incremental management and administration personnel from the Ice-Pak acquisition, higher legal and accounting costs, and an increased focus on investor relations activities.

Total administration expenses increased from $1.1 million in Fiscal 2001 to $1.5 million in Fiscal 2002.  The main increase was due to increased professional fees (legal and accounting) resulting from the pursuit of acquisition targets. In addition, our corporate printing, financial and public relations expenses were higher in the period.

Amortization

Our amortization expenses increased in Fiscal 2003 due to the purchase of Ice-Pak.  We allocated $1.4 million of the purchase price to customer relationships, which is being amortized over five years.  The consolidated results of operations also include the additional amortization expenses incurred from the amortization of the Ice-Pak capital assets acquired.

Other Income/Expense

During Fiscal 2003, we incurred $0.9 million of interest expense because of borrowings on our revolving credit facility and the convertible loan agreement.  In addition, we paid interest on the notes payable incurred as a result of the Ice-Pak acquisition.  We also re-valued our sales to US customers downwards in the fourth quarter of Fiscal 2003 to reflect the increasing value of the Canadian dollar and made the offsetting entry to our foreign exchange gain account.

Net Loss

Net loss per Common Share in Fiscal 2003 was $0.08 on a weighted average of 29,850,272 Common Shares outstanding compared to a loss $0.01 per Common Share in Fiscal 2002.

Liquidity and Capital Resources

Cash Resources and Liquidity

At March 31, 2003, we had negative working capital of $3.8 million as compared to positive working capital of $0.5 million for the year ended March 31, 2002.  At March 31, 2003 our short-term obligations include accounts payable and accrued liabilities, the convertible loan agreement, notes payable, deferred revenue, and the current portion of notes payable and capital leases.

The decrease in working capital was primarily due to the inclusion of the $3.6 million convertible loan in current liabilities. The convertible loan matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, the Company did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the matured $3.6 million convertible loan remains outstanding.  We continue to hold discussions with representatives for the holders of that loan with a view to formalizing an extension of the loan maturity or other resolution.

Accounts receivable at March 31, 2003 was $4.0 million as compared to $1.9 million at the end of Fiscal 2002.  Inventory totals for March 31, 2003 were $2.2 million, up from $0.8 million at March 31, 2002. The increased investment in accounts receivable and inventory is attributable to the increased sales volumes and the addition of the Ice-Pak companies.  We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

The Company has a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totalling $6 million, secured by accounts receivable and inventory, subject to margin limits.  At March 31, 2003, this limit was $3.4 million and $2.6 million was drawn on the line.  This facility is due on demand and bears interest at prime plus 1.0% per annum. The Company is currently in breach of certain financial covenants but the lender is permitting the Company to use the facility so long as we remain within the loan margin limits.

Cash Flow From Operations

Cash used in operations was $1.4 million in Fiscal 2003 compared with cash flow from operations of $0.1 million in Fiscal 2002.  Cash used in operations, before changes in non-cash working capital items, was $1.4 million in Fiscal 2003 as compared with cash from operations of $0.4 million in Fiscal 2002.

Investing Activities

On October 25, 2002, the Company completed the acquisition of the shares of Ice-Pak. The cost of this acquisition was allocated as follows:

Cash

$        5,591

Current assets

2,028,291

Equipment

811,068

Customer relationships

1,369,000

Goodwill

   3,558,818

Total assets acquired

7,772,768

Current liabilities

   1,852,521

Purchase price

$ 5,920,247

The acquisition of these assets was financed with the proceeds of the private placement referred to below under the heading “Financing Activities”.

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During Fiscal 2003, 2002 and 2001, we spent $363,374, $80,314 and $40,522 respectively for purchase of capital assets, the majority of which was for computer hardware, computer software, and manufacturing equipment necessary to support the growth of our business.

Financing Activities

In April 2002, we completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one Common Share and one-half of one Common Share purchase warrant.  One whole warrant entitles the holder to acquire one Common Share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totalling $525,000 and an additional 375,000 warrants were paid in connection with this private placement. The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost. The proceeds from the offering were used to fund the acquisition of Ice-Pak and the balance used for working capital purposes.

Summary Of Debt

Long-term debt is comprised of the convertible loan, notes payable to related parties and capital lease obligations. These amounts are summarized as follows:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)
Current portion	$ 3,987,271	$3,610,180	$166,667	$210,424
Long-term portion	699,537	_______--	333,333	366,204
Total	$ 4,686,808	$3,610,180	$500,000	$576,628

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension or other resolution.

(2)

The balance due to the note holders is due to be paid in three equal instalments of $133,333 in October of 2003, 2004 and 2005.  The notes pay interest at bank prime rate +2%.

(3)

The capital lease maturities range from 2004 to 2007 and at various interest rates ranging from 10.3% to 18%.

We do not presently have any off-balance sheet arrangements, namely, any transaction, agreement or contractual arrangement to which an entity which is not consolidated in our financial results is a party and (i) under which we have any obligation under a guarantee contract or, (ii) a retainer or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity or for such assets or, (iii) any obligation under a derivative instrument that is indexed to our shares, or (iv) any obligation arising out of a variable interest, as defined under applicable accounting rules, in an unconsolidated entity that is held by, and is material to us, where that entity provides financing, liquidity, market or credit risk support to, or engages in leasing, hedging or other services with us (not including liabilities which may arise out of litigation or regulatory actions).

Contractual Obligations

As of March 31, 2003 we are subject to the following contractual commitments (in thousands of Canadian dollars):

	Total	Payments due by Period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt	$3,610	$3,610	$ -	$ -	$ -
Capital Lease Obligations	576	210	366	-	-
Operating Lease Obligations	629	380	249	-	-
Purchase Obligations	138	110	28	-	-
Notes Payable (1)	500	167	333	-	-
Total	$5,453	$4,477	$976	$ -	$ -

(1)

If the Ice-Pak operations meet or exceed revenue targets, there will be an increase in the Notes Payable that will make the less than 1 year portion of Notes Payable $333 and the 1-3 year portion due $667, for a total of $1,000.

Outlook

Our short-term business goal is to generate positive cash flow while re-building our platform for future growth. Our new management team has reduced all non-essential spending, we are undergoing a process of reviewing our product lines to see where we can improve our margins, and we are installing a new management information system so that we have the information to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and externally by strategic acquisitions.

Risk Management

Business Risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities.  There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable.  Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign Exchange Risks And Inflation

In Fiscal 2003, we generated approximately 79% of our revenues in the United States.  We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars translated at the closing spot rates for the U.S. dollar at the end of each month.   To date, we have not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses.

We do not hold, and we have not entered into, a market risk sensitive instrument for trading purposes. We believe that inflation and other changes in prices have not had a material effect on us.

Item 6

Directors, Senior Management and Employees

The following table lists, as of July 31, 2003, the names of our executive officers and directors.  The directors are elected at each Annual General Meeting and remain in office until the next Annual General Meeting or until a successor is duly elected, unless his or her office is otherwise vacated in accordance with the Articles of the Company.

Executive Officers and Directors

Name	Age	Title	Date First Elected/Appointed

John McEwen (1) (2)	52	Director	August 22, 1995
Robert Fisher (1)	61	Director	September 9, 2002
Rob Fetherstonhaugh (2) (3)	48	Director	October 30, 2002
Donald M. Lyons (1) (3)	71	Director	September 9, 2002
Ross Morrison (2) (3)	63	Director	April 22, 1999
John Morgan	59	CEO and Director	March 19, 1999
Martin Carsky	36	CFO	June 18, 2003
Steve Belitzky	57	Interim COO	June 10, 2003

(1)

Member of Audit Committee.

(2)

Member of Compensation Committee.

(3)

Member of Governance Committee.

All of the Directors are ordinarily residents of Canada, except Mr. Fisher who is a resident of the United States.

John McEwen has been Chairman of the Board since May 21, 2002 and a Director since August 22, 1995 Mr. McEwen holds a Bachelor Degree in Commerce from the University of British Columbia.  He is President and co-CEO of Discovery Capital Corp.  Mr. McEwen has worked with nearly 200 technology companies and serves on several investee company boards.  He spearheaded corporate finance initiatives for companies such as Sierra Wireless Inc. and Circon Systems Corp. accelerating their development by attracting key corporate and additional venture capital backing.

Robert Fisher became a Director on September 9, 2002 and he is also a member of the Audit and Compensation Committees.  Mr. Fisher holds a BSc in Business Administration from the Washington School of Business and brings 37 years of securities industry experience to the Board, as well as extensive knowledge of retail start-ups.  He is a founding partner of the Sandoz Family Foundation Financial America, a merchant bank of Switzerland and a shareholder of the Company.

Robert Fetherstonhaugh became a Director on October 30, 2002 and is a member of the Compensation Committee.  Mr. Fetherstonhaugh graduated with distinction from McGill University earning a Bachelor of Commerce Degree and an award from that University’s Faculty of Commerce.  He went on to obtain his Chartered Accountant designation and joined KPMG’s Montreal office.  Mr. Fetherstonhaugh currently holds the positions of President of Claridge, Inc. and President of Claridge SRB Investments.  These companies represent the interests of the Charles R. Bronfman family.

Donald M. Lyons became a Director on September 9, 2002 and is a member of the Audit Committee.  He graduated from the University of Colorado School of Bank Management and from Stanford University’s Asset Liability Management program.  Currently Mr. Lyons is President of Dorato Partners Inc., a securities dealer.  He was Director and Chief Financial Officer of Sagit Investment Management and was also founder and President of Coronet Trust Company, founder and director of Silicon Valley Bank Shares Inc. of Palo Alto, California.  His previous directorships include Seaboard Life Insurance, Wajax Limited and Northern Alberta Children’s Research Hospital.

Ross Morrison has been a Director since April 22, 1999 and brings valuable experience from the packaging industry and from marketing-focused enterprises.  He earned a BA in Economics from the University of Michigan.  Mr. Morrison is currently the President of Bunn-o-Matic Corporation of Canada Ltd., one of the world’s largest manufacturers of home and commercial beverage equipment.  Prior to Bunn-o-matic, Mr. Morrision served as President of Sealed Air Canada Ltd., a subsidiary of Sealed Air Corporation, a leading global packaging manufacturer.

John Morgan has been President and Chief Executive Officer since February 5, 2001 and holds an MBA from Queen’s University and a BA in Psychology from the University of Manitoba.  Before joining the company, Mr. Morgan held the position of President & CEO with Versacold Corporation, a service provider in the Canadian frozen and refrigerated food industry, which he transformed from a regional provider into a national corporation.  He also held the position of President & CEO with Labatt Breweries and provided the leadership that was instrumental in reversing a two-year market decline while generating record market share and profits.

Martin Carsky has been the Chief Financial Officer since June 2003 and our Corporate Secretary since August 2003. Mr. Carsky is a Chartered Accountant and holds a Bachelor of Science degree in Chemistry from the University of British Columbia.  Before joining the Company, Mr. Carsky was the Vice President, Finance and Corporate Secretary for Anthem Properties Corp., a TSX-listed real estate development and operating company.  Mr. Carsky is still the Corporate Secretary for Anthem, which has been renamed Anthem Works Ltd. effective July 2003.  In addition, Mr. Carsky is the Secretary and a Director of Kruger Capital Corp., a TSX-Venture Exchange-listed real estate holding company.

Steve Belitzky has been the interim Chief Operating Officer since June 2003. Mr. Belitzky is the former Co-President and a co-owner of the Ice-Pak group of companies which the Company acquired in October of 2002. Mr.  Belitzky has over 30 years of experience in the temperature controlling products industry. Mr. Belitzky has a Bachelor of Arts degree in Economics from Sir George Williams University.

None of our Directors or Executive Officers have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority he may have had or of any corporation of which he was a director or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any of them or any corporation of which he was an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or any felony.

There are no other arrangements or understandings between any two or more directors or Executive Officers, pursuant to which any of our Directors were elected or nominated as a Director or Executive Officer.  There are no family relationships between any of our directors or Executive Officers.

Board Committees

The Board of Directors currently has three standing committees:  the Audit Committee, the Compensation Committee and the Governance Committee.

Audit Committee

The members of our Audit Committee in Fiscal 2003 were Messrs. John McEwen, (Chairman), Robert Fisher, and Donald Lyons (each of whom is an independent director).  That committee is responsible for reviewing our financial reporting procedures, internal controls and the performance of our external auditors.  The Committee also reviews quarterly financial statements and makes inquiries of management regarding the financial information and managements’ discussion and analysis before public release.  In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board of Directors and is available for consultation by management or our Auditors.  The Audit Committee met three times during Fiscal 2003.

Compensation Committee

In Fiscal 2003, the Compensation Committee of the Board of Directors was composed of Messrs. John McEwen (Chairman), Ross Morrison and Robert Fetherstonhaugh, each of whom is an “unrelated” director.  That committee is responsible for compensation matters concerning our senior officers.  The Committee held one meeting in Fiscal 2003.

Governance Committee

In Fiscal 2003, the Governance Committee of the Board of Directors was composed of Messrs. Robert Fetherstonhaugh, Donald Lyons, and Ross Morrison, each of who is an “unrelated” director.  That committee is responsible for the governance of the Company.  The Committee did not hold any meetings in Fiscal 2003.

Compensation of Directors and Officers

The following table is a summary of compensation of our Executive Officers and Directors during Fiscal 2003.

Summary Compensation Table

                                                     Annual Compensation                                    Long-Term Compensation

             Awards     Payouts

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs(1) Granted	Restricted Shares or Share units	LTIP(2) Payouts	All other Compen-sation
		$	$	$	(#)	($)	($)	($)
John Morgan, President and Chief Executive Officer	2003	30,000	Nil	153,771	Nil	Nil	Nil	Nil
Douglas Reid, Chief Financial Officer	2003	Nil	25,000	96,000	Nil	Nil	Nil	Nil
Charn Rai, Vice-President, Manufacturing	2003	125,000	Nil	Nil	Nil	Nil	Nil	Nil

(1)

“SARs” means share appreciation rights.

(2)

“LTIP” means long-term incentive plan.  The Company does not currently have a long-term incentive plan.

Option/SAR Grants During the Most Recently

Completed Fiscal Year

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price	Market Value of Securities Underlying Options/SARs on the Date of Grant	Expiration Date
	(#)		($/Security)	($/Security)
Donald Lyons	100,000	9%	0.95	0.95	Oct. 30/07
John McEwen	150,000	14%	0.95	0.95	Oct. 30/07
Robert Fetherstonhaugh	100,000	9%	0.95	0.95	Oct. 30/07
Robert Fisher	100,000	9%	0.95	0.95	Oct. 30/07

Employees

At the end of Fiscal 2003, we had approximately 140 employees and over 90% of those employees were engaged in sales and marketing, and operations.  We also have several contract employees.  All our Vancouver-based plant employees are represented by the International Woodworkers’ of America and we believe that we have a good relationship with our employees.  Our plant workers in Montreal are not unionized.

Share Ownership

Set out below is information concerning the ownership and control of voting securities by our Directors and Executive Officers.

Shareholdings of Directors and Executive Officers

As of July 31, 2003

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (9)

Common	John McEwen	187,895	0.6%
Common	John Morgan	623,500	1.9%
Total Directors/Officers As a Group (2 persons)		811,395	2.5%

We are not a party to nor are we aware of any arrangements or agreements, the operation of which would result in a change of control of the Company.

Long-Term Share Compensation Plan

The Company does not currently have a long-term share compensation plan and there are no plans to institute one at this time.

Item 7.

Major Shareholders and Related Party Transactions

Major Shareholders

As of July 31, 2003, we estimate that the percentage of our outstanding Common Shares held by residents of the United States is approximately 26%, held by over 368 holders.  However, given that a large portion of the Common Shares are held through depositories and intermediaries, these figures may be inaccurate.

The following table provides information known to us with respect to our major shareholders, being any person which, to our knowledge, beneficially owns 5% or more of our outstanding Common Shares:

Name	No. of Shares Beneficially Owned	% of Outstanding Shares
Esarbee Investments Limited	3,515,000	10.9%
Andell Holdings LLC	2,015,000	6.2%

Esarbee Investments Limited and Andell Holdings LLC are related entities.  None of our major shareholders have different voting rights compared with other holders

Related Party Transactions

The aggregate indebtedness to the Company and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Company and its subsidiaries outstanding as at July 31, 2003 in connection with a purchase of securities of the Company or its subsidiaries is $394,000.

Table of Indebtedness of Directors, Executive Officers and Senior Officers in Connection with a Purchase of Securities of the Company or its Subsidiaries

Name & Principal Position with the Company	Involvement of Company or Subsidiary as Lender	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at July 31, 2003	Financially Assisted Securities Purchases During Last Completed Financial Year	Security for Indebtedness
John F. Morgan (President and CEO)	Subsidiary (1)	$394,000	$394,000	NIL	NIL

(1)

Signing bonuses by way of interest free, forgivable loans which were used for the purposes of purchasing a total of 500,000 Common Shares.

Table of Indebtedness of Directors, Executive Officers and Senior Officers Other Than in Connection with a Purchase of Securities of the Company or its Subsidiaries

Name & Principal Position with the Company	Involvement of Company or Subsidiary	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at July 31, 2003
Harry Bygdnes (former Director(1)) together with Leigh Jeffs (former Director)	Company(2)	$88,590	$73,304

(1)

Formerly Chairman of the Board from February 5, 2001 to May 21, 2002 and Director until July 4, 2003.

(2)

Advances on contractual royalties on the patented Cryopak™ products. These advances currently bear interest at the annual rate of 4.5%, calculated and payable monthly.   These advances were due to be paid down to $75,000 through the sale of certain earn-out shares which were approved by the TSX Venture Exchange and issued in July 2003.   The balance remaining was due to be paid in full no later than March 31, 2003.  There is currently no security for this indebtedness.  Further, in the event of any default by the debtors, the Company has a right of set-off against any ongoing compensation from the Company.  Currently, the royalty entitlement of the debtors is being set off against the indebtedness.

Other than as disclosed above, none of our directors or officers and none of their associates have been indebted to the Company or its subsidiaries at any time during the last three fiscal years.

Item 8

Financial Information

To aid you in your analysis, we are providing the following selected consolidated statement of operations data for the fiscal years ended March 31, 2001 2002 and 2003.  These figures are derived from our audited consolidated financial statements included elsewhere in this Annual Report.

When you read the following selected consolidated financial data it is important that you also read the section of the Annual Report entitled “Operating and Financial Review and Prospects,” in the Financial Statements and related Notes appearing elsewhere in this Annual Report.

Year Ended March 31

2003

2002

2001

(Dollars in thousands, except per share data)

Consolidated Statements of Operations Data:

Sales	$14,198	$8,453	$5,322
Cost of sales	8,654	4,574	3,105

Gross Profit	5,544	3,879	2,217

Operating expenses:
Sales and marketing	3,771	1,502	1,373
General and administrative	2,913	1,491	1,098
Amortization	584	338	336
Interest on bank operating line	116	59	34

Total operating expenses	7,384	3,390	2,841

Income/loss from operations	(1,840)	489	(624)

Other expenses (earnings)
Retirement allowance	--	--	235
Other income	(197)	(19)	(74)
Interest on long-term debt and other finance costs	778	782	606
	581	763	767

Net loss for the year	$(2,421)	$(274)	$(1,391)

Basic loss per share	$(0.08)	$(0.01)	$(0.07)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$ Nil	$ 43	$ 23
Working capital	(3,852)	464	536
Total assets	15,954	7,377	6,387
Long-term obligations	700	4,035	3,858
Total liabilities	11,091	6,999	5,815
Preferred stock	--	--	--
Total shareholders’ equity	4,863	378	572

Summary Quarterly Consolidated Financial Information

(Dollars in thousands, except per share data)

	Fiscal 2003				Fiscal 2002
Quarter ended	Jun(1)	Sep(1)	Dec(1)	Mar	Jun	Sep	Dec	Mar

Revenue	$2,707	$2,700	$3,780	$5,011	$2,079	$2,272	$2,444	$1,658
Net earnings /(loss)	169	(295)	(325)	(1,969)	77	116	74	(541)
Basic EPS	$0.01	$(0.01)	$(0.01)	$(0.06)	$0.00	$0.01	$0.00	$(0.02)

(1)

The Consolidated Financial Information for these periods has been restated. See below.

Restated Financial Statements

Subsequent to the filing of our interim financial statements for the three and nine months ended December 31, 2002, we became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, our accounting practices.  As a result of this process, we became aware of certain accounting issues reported during the Fiscal 2003 reporting periods.  We undertook a detailed review of these financial statements and as a result, restated our previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact our consolidated financial statements for Fiscal 2002 and Fiscal 2003.

The following table provides information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings/(loss) amounts previously reported in our published unaudited interim quarterly consolidated financial statements.

Effects On Net Earnings/(Loss)

	Three months ended
	June 30, 2002	September 30, 2002	December 31, 2002	Nine months ended December 31, 2002
Revenue adjustments	$(183)	$(261)	$ 34	$ (410)
Inventory adjustments	-	(219)	(82)	(301)
Stock compensation charges	(12)	(26)	(19)	(57)
Prepaid expense adjustments	-	(121)	(16)	(137)
Purchase price adjustments	-	-	$(118)	$(118)
Total effect on net earnings/(loss)	$(195)	$(627)	$(201)	$(1,023)

Item 9

The Offer and Listing

Our Common Shares began trading on The TSX Venture Exchange (previously known as the Vancouver Stock Exchange and then the Canadian Venture Exchange) in 1981 as Consort Energy Corp. which changed its name to International Consort Industries Inc. in April, 1990.  On November 12, 1993, International Consort Industries Inc. changed its name to Cryopak Industries Inc. under the trading symbol “CII”.  In March, 1999 our Common Shares began trading on the Over-the-Counter-Bulletin-Board (“OTCBB”) under the symbol “CYPKF”.  Our Common Shares are not registered to trade in the United States in the form of American Depository Receipts (ADR’s) or other similar certificates.

The following table lists the high and low trading prices on TSX Venture Exchange and the OTCBB for our Common Shares for the periods noted.  The closing trading price of the Common Shares on July 31, 2003 on the TSX Venture Exchange was $0.40 and on OTCBB was $0.28 (USD).

TSX Venture Exchange

OTCBB

Fiscal Year

(CDN $)

(US $)

Ended

High

Low

High

Low

March 2003

1.07

0.80

0.73

0.55

March 2002

1.39

0.97

0.96

0.60

March 2001

0.76

0.60

0.52

0.38

March 2000

1.23

0.85

N/A

N/A

March 1999

0.85

0.72

N/A

N/A

TSX Venture Exchange

OTCBB

(CDN $)

(US $)

Quarter Ended

High

Low

High

Low

March 2003

1.07

0.80

0.73

0.55

December 2002

0.89

0.80

0.63

0.49

September 2002

1.00

0.75

0.66

0.44

June 2002

1.09

0.86

0.70

0.55

March 2002

1.39

0.97

0.96

0.60

December 2001

0.68

0.59

0.48

0.36

September 2001

0.53

0.35

0.38

0.20

June 2001

0.62

0.40

0.44

0.26

March 2001

0.76

0.60

0.52

0.38

TSX Venture Exchange

OTCBB

 (CDN $)

(US $)

Month Ended

High

Low

High

Low

March 2003

1.07

0.80

0.73

0.55

February 2003

1.15

0.88

0.80

0.57

January 2003

1.00

0.80

0.65

0.49

December 2002

0.89

0.80

0.63

0.49

November 2002

0.95

0.84

0.67

0.53

October 2002

1.00

0.76

0.72

0.46

Item 10

Additional Information

Share Capital

Our authorized capital consists of 100,000,000 Common Shares, without par value of which there were 32,295,304 issued and outstanding on March 31, 2003 (21,372,444 on March 31, 2002) and 100,000,000 Class ”A” Preferred Shares, without par value, issuable in series of which there were nil outstanding on March 31, 2003 (nil on March 31, 2002).

Common Shares

The Directors may by resolution, and without further act of the shareholders, issue additional Common Shares from our authorized capital.  All of our Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in the net assets on liquidation.  Holders of Common Shares are entitled to one vote for each share held of record on all matters to be acted on by the shareholders.  Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of the profits of the Company.  Our Articles of Association do not require us to declare dividends.  Once a dividend is declared, it becomes an unsecured debt obligation of the Company to pay the amount to the registered holder of the shares on which such dividend was declared.  The dividend does not bear interest against the Company and a shareholders entitlement to claim the dividend payment does not lapse unless limited by applicable statutory limitation or unclaimed property legislation.

Upon liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities and any amount owing as a preference or priority under any Class A Preferred Shares outstanding.

No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase of cancellation, surrender, or sinking or purchase funds attached to our outstanding Common Shares.

We may, by resolution of our Board of Directors, purchase any of our issued shares at the price and upon the terms specified in that resolution.  Those shares may be held by us and resold or may be cancelled.  To the extent we have re-purchased but not cancelled any of our outstanding Common Shares, we may not vote or pay or make any dividend or other distribution in respect of those Common Shares.  As of March 31, 2003, we do not, directly or indirectly, hold any of our Common Shares.

Class A Preferred Shares

Under the terms of the Preferred Shares, the Board may, by resolution and without further act of the shareholders of the Company, create a series of Class ”A” Preferred Shares and create, define and attach special rights and restrictions to that series.  Only one series of Class A Preferred Shares may be issued and outstanding at any time.  These rights and restrictions may include preference with respect to the liquidation or winding-up, conversion or exchange but, except as provided for under the Company Act (British Columbia) such shares will not be entitled to receive notice of or to vote at a general meeting of the shareholders of the Company.  Except as provided in the special rights and restrictions which the directors may attach to any series of Class ”A” Preferred Shares, those shares are entitled to a preference and priority over any payment or distribution of any assets of the Company in an amount equal to the amount of capital paid up on the Preferred Shares but are not entitled to share in any other distribution of the property or assets of the Company.

Other Convertible Securities

We issue from, time to time, to our directors, officers, employees and certain consultants, options under our option incentive plan.  On March 31, 2003, options to purchase 4,283,000 Common Shares are outstanding with exercise prices ranging between $0.35 and $1.00

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc., (“NCK”) a company owned by two former directors of the Company, we issued 500,000 Common Shares at a value of $0.30 each ($150,000) for the acquisition of a license for the use of patents.  We are further obligated under the terms of that agreement to issue an additional 3,000,000 Common Shares for no additional consideration to NCK based upon certain cumulative cash flow criteria.  Effective October 8, 2002, an amended agreement was entered into whereby the 3,000,000 Common Shares are to be automatically issued over a six year period for no additional consideration.  During the year, 468,750 shares were issued, while $506,250 was paid to settle the obligation related to 675,000 shares.  The remaining 1,856,250 shares will be issued in lots of 337,500 in each year commencing in 2004 and in 2009, the last lot consisting of 168,750 will be issued.

In April, 2002, we completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consisted of one Common Shares and one-half of one Common Share Purchase Warrant.  One whole Warrant entitles the holder to acquire one Common Shares at a price of $1.25 per share at any time until April 2 6, 2004.  Finder’s fees including an additional 375,000 Warrants were paid in connection with this private placement.

In February 2000, the Company issued an unsecured convertible loan agreement (the “CLA”) in the principal amount of $3,637,500.  The CLA bears interest at 10.0% per annum, payable annually and matured on June 7, 2003.  The CLA was convertible into units at a price of $1.25 per unit in the first year after issuance, $2.00 in the second year and $3.00 in the third year.  Each unit consisting of one Common Share and one-half of a Common Share purchase warrant.  Each full warrant entitles the holder to purchase an additional Common Share at the same conversion price.  As of March 31, 2003, none of the CLA had been converted.  We were unable to repay the amounts owing on the CLA on its maturity on June 7, 2003.  We are in discussions with the holders of the CLA regarding the possible extension or amendment of the terms of the CLA.

Alteration of Share Rights And Other Corporate Action

Provisions for the modification, amendment or variation of shareholder rights are contained in the Company Act (British Columbia) and our Memorandum and Articles.  Unless the Company Act (British Columbia) or the Company’s Articles or Memorandum otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an “ordinary resolution”, namely a vote of a majority of the votes represented at the shareholders’ meeting called for that purpose.

The Company Act (British Columbia) contains provisions which require a “special resolution” for certain corporate actions, requiring the affirmative vote of three-quarters of shareholders attending a meeting called for that purpose, rather than a simple majority. Corporate actions that require a special resolution include transferring the Company’s jurisdiction from British Columbia to another jurisdiction, giving financial assistance under certain circumstances, certain conflicts of interest involving directors, disposing of all or substantially all of our assets or undertaking, removing a director before the expiration of his term of office, certain alterations of share capital (but not including an increase in the authorized capital), changing the Company’s name, or an amalgamation, arrangement, liquidation or reorganization of the Company.

Memorandum and Articles of Association of the Company

A copy of our Memorandum and Articles is available on written request to the Secretary of the Company.  There are no limitations or restrictions in the Company’s Memorandum or Articles on the business we may carry on.

Director’s Responsibility In Matters In Which A Director Is Materially Interested

The Company Act (British Columbia) requires that every director of a company who is in any way directly or indirectly interested in a proposed contract or transaction with the Company must disclose the nature and extent of the director’s interest at a meeting of directors.  However, a director is deemed not to be interested or to have been interested at any time in a proposed contract or transaction where (a) if the proposed contract or transaction relates to a loan to the Company, the director or a specified corporation or specified firm in which the director has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan, (b) if the proposed contract or transaction has been or will be made with or for the benefit of an affiliated corporation, the director is a director or officer of that corporation, (c) the proposed contract or transaction relates to an indemnity in favour of or for insurance purchased for the benefit of the director, subject to certain restrictions as contemplated under the Company Act (British Columbia), or (d) the proposed contract or transaction relates to the remuneration of the director in that capacity.

Every director who has a disclosable interest, must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless the director has disclosed his or her interest as required under the Company Act (British Columbia), the proposed contract or transaction is approved by the directors after his or her disclosure and the interested director abstains from voting on the approval of the proposed contract or transaction.  If the foregoing disclosure and abstention is not complied with, an interested director may not have to account for any profit made if the contract or transaction was reasonable and fair to the Company at the time it was entered into and, after full disclosure of the nature and extent of his or her interest, it is approved by special resolution of the shareholders of the Company.  A director having a disclosable interest as referred to above may be counted in the quorum at a meeting of directors at which the proposed contract or transaction is approved.

The Articles of the Company provide that no contract or other transaction between the Company and any other corporation or association shall be affected by the fact that one or more of the directors of the Company may be a director, officer or shareholder of, or otherwise interested in, any such corporation or association.

Under the Company Act (British Columbia) and the Articles of the Company, the directors may, despite the absence of an independent quorum, vote to approve compensation for their services as directors.

Borrowing Powers Under The Articles Of The Company

The Board may, from time to time, at their discretion authorize the Company to borrow any sum of money for any purpose and may secure the repayment of that sum in such manner and upon such terms and conditions in all respects as the Board thinks fit.  This would include the issue of bonds or debentures or any mortgage or charge, whether specific or floating, or other security on the undertaking of the whole or any part of our property or assets, both present and future.

Retirement Of Directors Under Age Limited Requirements

The Articles do not require our directors to retire at any particular age.

Share Qualification

The Articles do not require our directors to hold shares of the Company in order to be qualified to act as a director.

General Meetings Of Shareholders

Subject to the Company Act (British Columbia), we are required to hold an Annual General Meeting of shareholders at least once every calendar year at such time or place determined by the directors, but not later than 13 months after the last Annual General Meeting.  At the Annual General Meeting the shareholders are entitled to elect our independent Auditor, fix the Auditor’s remuneration, determine the number of directors and elect the directors to hold office commencing on the termination of that meeting.  Our directors are deemed to retire at each Annual General Meeting.  A director retiring at an Annual General Meeting is eligible for re-election.  The office of a director will terminate on his death, resignation, removal from office as provided in the Company Act (British Columbia), on ceasing to be qualified to act as a director under the Company Act (British Columbia) or on the adjournment or termination of the Annual General Meeting where the director is not elected or re-elected.

A special meeting of the shareholders may be called at any time by the Board or in accordance with an order of a court of competent jurisdiction.  Our directors must also give notice of a general meeting of shareholders upon receipt of a valid requisition of one or more shareholders holding in the aggregate not less than 1\20th of the issued shares of the Company.

Under the Company Act (British Columbia), at least 21 days notice of any general meeting of shareholders must be given specifying the place, time and business to be considered at the meeting.

The quorum for any general meeting of shareholders is one shareholder present in person or represented by proxy and holding or representing one voting share of the Company.  Unless a quorum is present, no business may be transacted at a general meeting of shareholders other than the election of the Chairman or the adjournment or termination of that meeting.  All shareholders or validly appointed proxy holders are entitled to attend, speak and vote at a general meeting of shareholders.

Dividends

We have not declared any dividends on our Common Shares and we do not anticipate that we will do so in the foreseeable future.

Our present policy is to retain future earnings for use in our operations and to expand our business.

Material Contracts

The following is a list of the material contracts entered into by the Company, other than in the ordinary course of business, which we have entered into in the prior two years:

(1)

Asset Purchase Agreement dated October 25, 2002 between the Company, 2796112 Canada Inc. and Ice-Pak (see item 4: “Information on the Company”); and

(2)

Credit Agreement dated October 16, 2002 between the Company and HSBC Bank Canada.

Copies of our material agreements are available for inspection upon written request to the Secretary of the Company.

Exchange Controls and Other Limitations Affecting Security Holders

There are no laws or government decrees or regulations in Canada that restrict the export or import of capital, or which affects the remittance of dividends, interest or other payment to a non-resident holder of Common Shares, other than with respect to potential income tax issues arising in connection with such investment.  (See “Taxation” below.)

There is no limitation imposed by Canadian law or by the Memorandum or Articles of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act (Canada) (the “Investment Act”), as amended by an Act to implement the Agreement establishing the World Trade Organization (Canada) (the “WTO Implementation Act”).  The following summarizes the principal features of the Investment Act for non-residents who propose to acquire Common Shares.

Investment Canada Act

Under the Investment Act, an investment by an individual, a government or an agency thereof or an entity that is not a “Canadian” (as defined in the Investment Act) (a “non-Canadian”) may be subject to certain notification requirements or review by the Minister responsible for the administration  of the Investment Act (the “Minister”).  Except as set forth below, an investment in Common Shares by a non-Canadian would be reviewable under the Investment Act if (i) such investment constitutes an acquisition of direct control of the Company where the value of the assets of the Company, as at the end of the Company’s last completed fiscal year, is at least five million dollars, or an acquisition of indirect control of the Company where the value of the assets of the Company, as at the end of our last completed fiscal year, is at least fifty million dollars, or (ii) the Federal cabinet is of the opinion that an investment that constitutes an acquisition of control is related to Canada’s cultural heritage or national identity.  All investments subject to review require that the Minister be satisfied that the investment is likely to be of net benefit to Canada.

Under the WTO Implementation Act, an investment made by a WTO Investor (as defined in the Investment Act) (a “WTO Investor”) in common shares would be reviewable under the Investment Act if such investment constitutes an acquisition of direct control of the Company and the value of the assets of the Company, as at the end of our last completed fiscal year, is at least $209 million.  An indirect acquisition of control by a WTO Investor is no longer subject to review.

The Investment Act states that a non-Canadian will acquire control or will be deemed to acquire control if they acquire a majority of our outstanding Common Shares.  An acquisition of less than a majority but more than one-third of the Common Shares will be presumed to be an acquisition of control unless it can be established that, upon the acquisition, we are not in fact controlled by the acquiror through the ownership of Common Shares.

The notification requirements which would be applicable in the event of an acquisition of control not otherwise subject to review require the investor to supply certain information concerning their investment.  However, the Federal cabinet retains the right to require the review of any such proposed investment that is related to cultural heritage and national identity if, within a specified period, the Federal cabinet considers it in the public interest on the recommendation of the Minister to issue an order for such a review.

In certain limited circumstances transactions are exempt from both the review and notification requirements of the Investment Act, including the acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities.

Taxation

The tax consequences to any particular holder of our Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is not exhaustive of all possible income tax consequences. The following discussion of the Canadian tax consequences of an investment in our Common Shares is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Common Shares and no opinion or representation with respect to the income tax consequences to any such holder or prospective holder is made.  You should consult your own tax advisors about the Canadian federal and provincial and U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares.

A holder of the Common Shares who resides in the United States will not be subject to tax under the Income Tax Act (Canada) on capital gains realized on the disposition of such Common Shares unless they are deemed to be “taxable Canadian property”.  Common Shares will be deemed to be taxable Canadian property if they are used by the non-resident holder in carrying on a business in Canada or if, at any time during the five year period immediately preceding the disposition, they alone or as part of a group held 25% or more of the our outstanding securities of any class.  If deemed to be “taxable Canadian property” to shareholders residing in the United States, any resulting capital gain which may be realized on the disposition of such shares which would otherwise be subject to tax in Canada, will be exempt from tax in Canada under the tax treaty between Canada and the United States, provided that the shares do not form part of the business property of a permanent establishment or fixed base through which the United States shareholder carries on business or performs independent personal services in Canada.

Dividends paid on our Common Shares to shareholders residing in the United States will be subject to Canadian withholding tax.  Under the tax treaty between Canada and the United States, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada, and who are beneficial owners of at least 10% of our voting shares.  A withholding rate of 15% is applicable to corporations and to individuals resident in the United States, who do not have a permanent establishment in Canada, and who beneficially own less than 10% of our voting shares.

Additional Information

Additional information, including directors’ and Executive Officers’ remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, among other information, is contained in our Information Circular dated as of July 31, 2003 filed in connection with the meeting of shareholders to be held September 23, 2003, a copy of which Circular is incorporated by reference and attached to this Annual Report.

Additional financial information is also included in our financial statements for Fiscal 2003 and Fiscal 2002, together with the notes thereto and the Auditors’ reports on those statements, copies of which are attached to this Annual Report.

A copy of our 2002 Report to Shareholders and other documents referred to herein, as well as a copy of this Annual Information Form/Form 20-F Annual Report may be obtained without charge by written request to the Secretary of the Company.

The Company is subject to reporting requirements as a “reporting issuer” under applicable securities legislation in Canada and as a “foreign private issuer” under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission .

A copy of this Annual Information Form/Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval (“SEDAR”) system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system at www.sec.gov/edgar.

Item 11

Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Business Risks

Information regarding the business risks facing us can be found under the headings “Risk Factors” and “Information about the Company” elsewhere in this Annual Report.

Foreign Exchange Risks And Inflation

We generate approximately 79% of our revenues in US dollars.  We record U.S. dollar denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars based on the closing rates for the U.S. dollar at the end of each month. To date, we have not engaged in any currency hedging to minimize the effects of these gains or losses.  We do not hold, and have not entered into any market risk sensitive instruments for trading purposes.

Inflation and other changes in prices have not had a material effect on our operations or results.

Item 12

Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13

Defaults, Dividend Arrearages and Delinquencies

There have been no material defaults in the payment of principal, interest, any sinking or purchase fund instalment or other material default with respect to any indebtedness of the Company or its consolidated subsidiaries, except the current defaults under the Company’s CLA and the Company’s Credit Facility with HSBC Bank Canada, as discussed elsewhere in this Annual Report and in Notes 10, 11 and 22 [of our consolidated financial statements for Fiscal 2003 attached hereto.

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

No modifications or qualifications have been made in the prior Fiscal Year to the instruments defining the rights of the holders of our Common Shares and no material amount of assets securing our securities has been withdrawn or substituted by us or anyone else (other than in the ordinary course of business),  nor has our registrar or transfer agent been changed.

We have not conducted any offerings under any registration statement filed under the U.S. Securities and Exchange Act of 1934.

Item 15

Controls and Procedures

Based on a review conducted by our Chief Executive Officer and Chief Financial Officer in connection with the preparation of the financial statements for Fiscal Year 2003, the Company now has effective disclosure controls and procedures in place.  Subsequent to the filing of our interim financial statements for the three and nine months ended December 31, 2002, we became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, our accounting practices.  As a result of this process, we became aware of certain accounting issues reported during the Fiscal 2003 reporting periods.  We undertook a detailed review of these financial statements and as a result, we restated our previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact our consolidated financial statements for the Fiscal 2002 or Fiscal 2003.

The following table and narrative provides information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings/(loss) amounts previously reported in our published unaudited interim quarterly consolidated financial statements.

Effects On Net Earnings/(Loss)

	Three months ended
	June 30, 2002	September 30, 2002	December 31, 2002	Nine months ended December 31, 2002
Revenue adjustments	$(183)	$(261)	$ 34	$ (410)
Inventory adjustments	-	(219)	(82)	(301)
Stock compensation charges	(12)	(26)	(19)	(57)
Prepaid expense adjustments	-	(121)	(16)	(137)
Purchase price adjustments	-	-	$(118)	$(118)
Total effect on net earnings/(loss)	$(195)	$(627)	$(201)	$(1,023)

(a)

In our previously issued interim financial statements, we recorded revenue upon completion of manufacturing for certain product sales to customers who paid for products in advance of delivery but requested that we not ship the products until an unspecified future date.  We also previously recorded revenue for certain sales immediately upon shipment of products in response to a customer purchase order.  We have reviewed the terms of these arrangements and determined that it is more appropriate to record revenue, and the related costs, upon delivery of the applicable product to the customer.  These adjustments correct the timing of revenue recognition.

(b)

We identified a difference between the physical inventory value and the amount recorded in our accounting records at September 30, 2002, and this difference was not corrected at that time.  In addition, certain inventory costing errors were identified during the three months ended December 31, 2002, which were not corrected at that time.  These adjustments correct the carrying values assigned to inventory on hand at the reporting dates.

(c)

During Fiscal 2003, we granted certain options to non-employees.  We concluded that these should be accounted for in our interim financial statements at their fair value as stock-based compensation expense in accordance with changes to Canadian generally accepted accounting principles that were effective for us commencing with its quarter ended June 30, 2002.  These adjustments recognize the stock-based compensation expense to non-employees.

(d)

We identified certain amounts recorded as prepaid expenses in the previously issued unaudited interim consolidated financial statements for which the applicable services had already been provided at the relevant period end. In addition, we identified $50,000 of expenses that were prepaid as of December 31, 2002, but which were previously recorded as part of the purchase price on acquisition of Ice-Pak (see further discussion in (e) below).  These adjustments recognize the expenses in the period the service is provided.

(e)

During the quarterly period ended December 31, 2002, we finalized the purchase price allocation for the Ice Pak acquisition and determined that $1,369,000 previously allocated to goodwill related to customer relationships.  Customer relationships are being amortized on a straight-line basis over five years.  In addition, we identified $100,000 of prepaid consulting fees which were previously recorded as part of the purchase price at the date of acquisition. $50,000 of this amount was required to be expensed during the three months ended December 31, 2002 as the services were provided.  These adjustments reflect the impact of the restated purchase price on the reported net earnings/(loss).

Balance Sheet Reclassification

In addition to the above adjustments, we determined that the convertible loan had previously been presented in our previously issued interim financial statements as a long-term liability and this loan was reclassified as a current liability in the restated financial statements, as it was due within the year.

The consolidated financial statements, including the statements of cash flows, for the three and nine months ended December 31, 2002 were amended to record these adjustments and filed by us as of July 28, 2003.

We have taken corrective actions in responding to these matters by, among things, retaining additional accounting staff, improving supervision and control over our accounting personnel, seeking additional advice from our auditors and other consultants and formed a disclosure committee of our directors and management.

Apart from the foregoing, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

Item 16

(A)

Audit Committee Financial Expert

Not applicable

Item 16

(B)

Code of Ethics

Not applicable

Item 16

(C)

Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was approximately $157,000.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph above was approximately $82,000.  These services consisted of reviews and restatements of our previously issued quarterly results.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning was approximately $22,000.  These services consisted of compliance preparation and review of the required tax filings in the various jurisdictions in which we do business.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services described above was approximately $26,000.  These services consisted primarily of due diligence work in connection with the Ice-Pak acquisition and some valuation work with respect to the CLA.

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by KPMG LLP.

PART III

Item 17

Financial Statements

The financial statements required under Item #17 of this Annual Report are attached and found immediately following the text of this Annual Report.  The audit report of our independent Auditors, KPMG LLP, Chartered Accountants, is included immediately preceding the audited financial statements.

•

Audited Consolidated Financial Statements for the Fiscal Year ended March 31, 2003

•

Auditor’s Report, dated June 20, 2003

•

Consolidated Balance Sheets at March 31, 2003 and March 31, 2002

•

Consolidated Statements of Operations and Deficit for the years ended March 31, 2003, March 31, 2002, and March 31, 2001

•

Consolidated Statements of Cash Flows for the years ended March 31, 2003, March 31, 2002, and March 31, 2001

•

Notes to Consolidated Financial Statements

<B>CRYOPAK INDUSTRIES INC

KPMG  LLP

Chartered Accountants

Box 10426, 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the adoption of the new accounting standards relating to business combinations, goodwill and other intangible assets, and stock-based compensation as described in note 4 to the consolidated financial statements, on a consistent basis.

The consolidated financial statements for the year ended March 31, 2001 were audited by another firm of chartered accountants who, prior to the adjustments related to the restatement described in note 2 to the consolidated financial statements, expressed an opinion without reservation on those statements in their report dated June 6, 2001.  We have audited the adjustments to the 2001 consolidated financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

/s/ “KPMG LLP”

Chartered Accountants

Vancouver, Canada

June 20, 2003

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated June 20, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ “KPMG LLP”

Chartered Accountants

Vancouver, Canada

June 20, 2003

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2003 and 2002

2003

2002

Assets

Current assets:

Cash and cash equivalents

$               -

$     42,615

Short-term investments

6,133

132,000

Accounts receivable, allowance for doubtful accounts (schedule 1)

3,999,698

1,949,428

Advances to related company (note 8)

88,590

150,567

Inventory (note 6)

2,164,001

838,052

Prepaid expenses

281,147

314,667

6,539,569

3,427,329

Property, plant and equipment (note 7)

1,846,592

1,082,809

Long-term deposits

112,285

-

Intangible assets (note 9)

1,501,981

472,463

Goodwill (note 9)

5,953,268

2,394,450

$15,953,695

$7,377,051

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness (note 10)

$2,621,928

$    417,797

Accounts payable and accrued liabilities

3,658,897

1,862,375

Current portion of notes payable to related parties

166,667

503,129

Current portion of obligations under capital lease

210,424

180,469

Convertible loan

3,610,180

-

Deferred revenue

123,408

-

10,391,504

2,963,770

Convertible loan (note 11)

-

3,467,213

Note payable to related parties (note 8)

333,333

-

Obligations under capital lease (note 12)

366,204

567,722

11,091,041

6,998,705

Shareholders’ equity:

Share capital (note 13)

7,736,061

846,650

Convertible loan (note 11)

373,735

373,735

Share purchase loan (note 15)

(394,000)

(394,000)

Warrants (note 13 (f))

225,610

-

Additional paid-in capital

296,379

-

Deficit

(3,375,131)

(448,039)

4,862,654

378,346

$15,953,695

$7,377,051

Operations (note 1)

Commitments and contingencies (note 18)

Subsequent events (note 22)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ “John F. Morgan”

Director

/s/ “John A. McEwen”

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

(Restated -

note 2)

Sales

$14,198,463

$8,452,729

$5,322,079

Cost of sales (schedule 2)

8,654,341

4,573,482

3,105,311

Gross profit

5,544,122

3,879,247

2,216,768

Expenses:

Sales and marketing (schedule 3)

3,770,747

1,501,687

1,372,557

Administration (schedule 3)

2,913,445

1,490,739

1,097,988

Amortization

583,741

338,643

336,005

Interest on bank operating line

115,674

59,326

34,008

7,383,607

3,390,395

2,840,558

Earnings (loss) from operations

(1,839,485)

488,852

(623,790)

Other earnings (expense):

Retirement allowance

-

-

(234,667)

Other income

196,529

18,815

74,488

Interest on long-term debt and other
finance costs

(777,886)

(781,426)

(606,652)

(581,357)

(762,611)

(766,831)

Loss for the year

(2,420,842)

(273,759)

(1,390,621)

Deficit, beginning of year

(448,039)

(11,653,593)

(10,199,372)

Dividend paid on class A preferred shares

-

-

(63,600)

Cash Settlement of Contingent Shares
(note 13(d))

(506,250)

-

-

Allocation of deficit to reduce share
capital (note 13(e))

-

11,479,313

-

Deficit, end of year

$(3,375,131)

$    (448,039)

$(11,653,593)

Loss per share (notes 2 and 17)

$(0.08)

$ (0.01)

$(0.07)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

(Restated -

Cash provided by (used in):

note 2)

Operations:

Loss for the year

$(2,420,842)

$   (273,759)

$(1,390,621)

Items not involving cash:

Amortization

583,741

446,051

407,539

Accretion of convertible loan (note 2)

142,967

137,307

107,668

Bonus shares

-

50,000

-

Stock-based compensation

296,379

-

-

Write-off of property, plant and equipment

21,678

-

-

Changes in non-cash operating working capital:

Accounts receivable

(928,896)

(424,610)

(170,566)

Advances to related company

61,977

3,525

39,564

Prepaid expenses

86,421

(278,440)

(1,845)

Inventory

(498,915)

(214,835)

(189,997)

Accounts payable and accrued liabilities

1,085,999

662,812

49,382

Deferred revenue

123,408

-

-

(1,446,083)

108,051

(1,148,876)

Investments:

Acquisition, net of cash acquired (note 5)

(5,284,656)

-

(2,401,554)

Purchase of property, plant and equipment

(363,374)

(80,314)

(40,522)

Proceeds on disposal of property, plant and
equipment

-

-

175,000

Purchase of intangible assets

-

-

(403,902)

Proceeds from sale of short-term investments

125,867

-

-

Payment of long-term deposits

(112,285)

-

-

(5,634,448)

(80,314)

(2,670,978)

Financing:

Proceeds from bank indebtedness

1,714,619

304,624

34,485

Repayment of capital lease

(171,563)

(122,255)

(97,101)

Issuance of shares for cash

7,680,270

10,299

216,160

Share issue costs

(539,864)

(76,856)

-

Settlement of contingent shares

(506,250)

-

-

Proceeds from convertible loan

-

-

2,140,973

Proceeds from notes payable

-

-

462,097

Repayment of notes payable

(503,129)

(123,938)

(275,632)

Repayment of term loan

(636,167)

-

-

7,037,916

(8,126)

2,480,982

Increase (decrease) in cash and cash equivalents

(42,615)

19,611

(1,338,872)

Cash and cash equivalents, beginning of year

42,615

23,004

1,361,876

Cash and cash equivalents, end of year

$             -

$    42,615

$    23,004

Supplementary information (note 19).

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

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

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt upon the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis.

During the years ended March 31, 2003, 2002 and 2001, the Company incurred losses of $2,420,842, $273,759 and $1,390,621 (restated – note 2), respectively, and during the year ended March 31, 2003, the Company experienced negative cash flow from operations of $1,446,083.  As at March 31, 2003, the Company has a deficit of $3,375,131, a working capital deficiency of $3,851,935, and is in violation of certain debt covenants (note (10(a)).  The bank has not indicated what action, if any, is contemplated as a result of this non-compliance.  In addition, subsequent to year-end, the Company defaulted on the repayment of the convertible loan (note 22(a)).

The Company’s future operations are dependent upon the continued market acceptance of its products and services, the Company’s ability to secure sufficient financing to continue development of its business, the successful renegotiation of the terms of repayment of the convertible loan, obtaining a waiver from its lender with respect to the Company’s violation of certain debt covenants, complying with future debt covenant requirements, the continued support of creditors and shareholders and, ultimately, the achievement of profitable operations.  It is the Company’s intention to renegotiate the convertible loan repayment terms and to obtain additional financing in order to comply with its debt covenants and to satisfy its working capital and other cash requirements.  There can be, however, no certainty that financing will be available or be available on reasonable terms, that the Company will be able to successfully renegotiate the convertible loan repayment terms, or that the Company will be able to comply with its debt covenants in the future.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan, the Company determined that the equity component of the convertible loan was calculated incorrectly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component should be adjusted proportionately.  The consolidated financial statements for the year ended March 31, 2001 have been restated to record these adjustments.  The impact of this restatement on the March 31, 2001 financial statements is as follows:

As previously

reported

Adjustment

Restated

As at March 31, 2001:

Convertible loan-liability

$2,628,530

$701,376

$3,329,906

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

3,026,190

43,213

3,069,403

Deficit

11,529,768

123,825

11,653,593

Year ended March 31, 2001:

Interest on long-term debt and other
finance costs

482,827

123,825

606,652

Loss for the year

1,266,796

123,825

1,390,621

Loss per share

0.06

0.01

0.07

Accretion of the effective debt discount of $142,967 has been recorded for the year ended March 31, 2003 (2002 - $137,307).

3.

Significant accounting policies:

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.  A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 21.

(a)

Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cryopak (International) Inc. (inactive - a Barbados corporation), Cryopak Corporation, Cryopak Corporation (a Nevada corporation), Northland Custom Packaging Inc., Northland Ice Gel Incorporated, 2796112 Canada Inc., Ice Pak Ltd./Ltee and Ice-Pak Inc.  The accounts of its subsidiaries are included from the date of acquisition.  All significant intercompany transactions and balances have been eliminated.

(b)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management judgment and estimates includes the allocation of purchase price on business acquisitions, assessments of impairment of property, plant, equipment, goodwill and intangible assets, for rates of amortization, and on recoverability of future income tax balances.  Actual results could differ from those estimates.

(c)

Cash equivalents:

Cash equivalents include short-term deposits, which are highly liquid securities with a term to maturity of three months or less when acquired.  Short-term deposits are valued at cost.

(d)

Short-term investments:

Short-term investments are recorded at the lower of cost and quoted market value.

(e)

Inventory:

Inventory is valued at the lower of cost and estimated net realizable value. Cost is determined by the first-in first-out (“FIFO”) method of valuation.  Included in the cost of finished goods is the cost of materials, direct labour, and an allocation of overhead costs.

(f)

Property, plant and equipment:

Property, plant and equipment are initially recorded at cost.  Amortization is subsequently provided on a straight-line basis over the following periods:

Asset	Period

Computer hardware	3 years
Computer software	2 years
Furniture, fixtures, machinery, automotive equipment, dies, plates, moulds and office equipment	5 years
Leasehold improvements	Lesser of useful life or initial term of lease

The recoverability of property, plant and equipment is based on factors such as future asset utilization and the future undiscounted cash flows expected from the use of the related assets.  An impairment loss is recorded in the period when it is determined that the carrying amount of the asset is not recoverable.  At that time the carrying amount is written down to the undiscounted future cash flows.

(g)

Intangible assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives relate to customer relationships and are amortized over their estimated useful lives of 5 years.  The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Patents are recorded at cost and are amortized on a straight-line basis over 17 years.

(h)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.  The Company currently has one reporting unit.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  The Company completes the first step of the impairment test at the end of the year.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step has not been required, but would be carried out if the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss.  The implied fair value of the reporting unit's goodwill is determined in the same manner as the value of goodwill determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.

 (i)

Revenue recognition:

Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured, which is generally upon the later of shipment or when title passes to the customer depending on the contractual terms.  When applicable, a provision is made at the time of sale for anticipated sales returns.  The Company bases its estimates for sales returns on historical experience and has not experienced significant variations between estimated and actual return activity.

(j)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and for tax loss carryforwards.  The resulting changes in the net future income tax asset or liability are generally included in income.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated and if realization is not considered to be “more likely than not”, a valuation allowance is provided.

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

(n)

Stock-based compensation:

The Company has a stock-based compensation plan.  No compensation expense is recognized for this plan when share options are issued to employees as options are issued at the market value of the shares at the date of the grant.  Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (note 13(b)).  The Company recognizes compensation expense for stock options issued to non-employees for services received based on the fair value of the services rendered or equity instrument issued, whichever is more reliably determinable, with an offsetting amount recorded to additional paid-in capital.

(o)

Earnings per share:

Basic earnings before amortization of goodwill per common share is computed by dividing earnings before amortization of goodwill by the weighted average number of common shares outstanding during the period.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

The weighted average number of common shares used for both basic earnings per share calculations includes escrow shares from the date when the conditions for their release have been met and includes commitment shares subject to only a time release from the date of the commitment.

Diluted earnings before amortization of goodwill per common share and diluted earnings per common share is calculated using the treasury stock method and reflects the potential dilution of securities by including warrants and stock options in the weighted average number of common shares outstanding for a period, if dilutive.

(p)

Related party transactions:

Related party transactions in the normal course of operations are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(q)

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $136,008 for the year ended March 31, 2003 from that which would otherwise have been calculated.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The loss before amortization of goodwill for all periods presented is as follows:

2003

2002

2001

(Restated

- note 2)

Loss for the year

$

2,420,842

$

273,759

$

1,390,621

Amortization of goodwill

-

136,008

72,560

Loss before amortization of goodwill

$

2,420,842

$

137,751

$

1,318,061

Loss per share:

Before amortization of goodwill

$

(0.08)

$

(0.01)

$

(0.07)

Goodwill was reviewed for impairment in the current year, and no impairment charge was required.

(b)

Stock based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards.  The Company is required to record compensation expense for all awards granted to non-employees on or after April 1, 2002.  For the year ended March 31, 2003, the Company recorded $296,379 of stock-based compensation expense.

5.

Business acquisitions:

(a)

On October 25, 2002, the Company completed the acquisition of the shares of 2796112 Canada Inc. and its wholly-owned subsidiaries, Ice-Pak Ltd./Ltee and Ice-Pak Inc. (collectively, “Ice-Pak”).  Ice-Pak is in the business of manufacturing and selling gel refrigerant products.  The Company acquired 100% equity ownership of Ice-Pak for consideration of $5,920,247.  The results of operations have been consolidated since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash

$

5,591

Current assets

2,028,291

Equipment

811,068

Customer relationships

1,369,000

Goodwill

3,558,818

Total assets acquired

7,772,768

Current liabilities

(1,852,521)

Purchase price

$

5,920,247

Consideration:

Cash

$

5,000,000

Acquisition costs

290,247

Note payable to vendors (note 8(b))

500,000

565,610 common shares

500,000

Contingency reserve

(370,000)

$

5,920,247

The common shares are held in escrow and are subject to be released when certain revenue targets are achieved over a three year period from the date of acquisition.  Any shares not released will be cancelled.  Due to the uncertainty that some shares may not be released, a reserve of $370,000 has been set up to reduce share capital and the cost of the acquisition.  The release from escrow of any shares which have been reserved will be recorded as an additional cost of the acquisition at the date their release is determinable.

Contingent consideration of $500,000 is payable based on Ice-Pak achieving certain revenue targets for the period October 1, 2002 to September 30, 2003.  Any additional consideration payable will be recorded as an additional cost of the acquisition at the date the revenue targets are achieved.

(b)

On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc. (“NCP”), a company providing automated packaging services, and Northland Ice Gel Incorporated (“NIG”), a company which manufactures ice gel and other gel products.  The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition.  The Company’s interest in the net assets acquired at their fair values was as follows:

Assets

$

1,629,377

Goodwill

2,536,465

Liabilities

(1,122,621)

$

3,043,221

Consideration:

Cash

$

2,401,554

1,166,667 common shares

641,667

$

3,043,221

Of the 1,166,667 common shares issued, 500,000 shares have been placed in escrow.  All the common shares issued have been recorded at the fair value of the shares at the acquisition date.  The escrow shares will be released to the vendor provided that NCP together with NIG achieves certain earnings targets.  All shares not released by September 30, 2005 will be cancelled.

6.

Inventory:

2003

2002

Raw materials

$

1,273,252

$

634,345

Finished goods

890,749

203,707

$

2,164,001

$

838,052

7.

Property, plant and equipment:

Accumulated

Net book

2003

Cost

amortization

value

Computer hardware

$

166,232

$

47,174

$

119,058

Computer hardware under capital lease

24,034

18,189

5,845

Computer software

202,813

36,456

166,357

Furniture and fixtures

38,673

17,034

21,639

Machinery under capital lease

1,098,657

418,148

680,509

Machinery

708,385

132,503

575,881

Dies/plates/molds

80,118

8,012

72,106

Automotive equipment

3,084

308

2,777

Office equipment

63,757

16,223

47,534

Leasehold improvements

190,921

36,035

154,886

$

2,576,674

$

730,082

$

1,846,592

Accumulated

Net book

2002

Cost

amortization

value

Computer hardware

$

82,628

$

62,307

$

20,321

Computer hardware under capital lease

24,034

10,178

13,856

Computer software

7,211

6,276

935

Furniture and fixtures

35,562

15,893

19,669

Machinery under capital lease

1,156,235

219,094

937,141

Machinery

55,870

33,914

21,956

Office equipment

44,612

9,990

34,622

Leasehold improvements

46,592

12,283

34,309

$

1,452,744

$

369,935

$

1,082,809

8.

Related party transactions and balances:

(a)

Advances to related company:

The advances are due from N.C.K. Holdings Inc., which is owned by two former directors of the Company, and its principals, jointly and severally, (collectively the “debtors”), are due on demand and bear interest at 4.5% per annum, payable monthly.

The debtors agreed to deposit 200,000 common shares of the Company as collateral for the advances.  Interest income totaled nil in 2003 (2002 - $6,532; 2001 – $967).

(b)

Notes payable to related parties:

	2003	2002
Notes payable issued on acquisition (note 5(a)), bearing interest at the bank prime rate plus 2% per annum, repayable in three equal payments on September 30, 2003, 2004 and 2005	$ 500,000	$ -

Notes payable assumed on acquisition and payable to employees and a company controlled by an employee (note 5(b)), bearing interest at 12% per annum and due on demand	$ -	$ 396,462

Retirement allowance payable to a former executive of the Company, non-interest bearing and repayable in monthly payments of approximately $10,667 commencing February 1, 2001 and ending January 31, 2003	$ -	106,667
	500,000	503,129
Current Portion	166,667	503,129
	$ 333,333	$ -

Interest paid totaled nil (2002 - $48,680; 2001 - $37,701).  In addition, during the year ended March 31, 2002, the Company issued 100,000 common shares to the employees and a company controlled by an employee for not demanding repayment prior to March 31, 2002.

(c)

Related party transactions:

(i)

Professional fees, included in administration expense, include $112,500 (2002 - $96,000; 2001 - $44,500) paid to a company owned by a director of the Company.

(ii)

Management fees, included in administration expense, include $153,771 (2002 - $146,479; 2001 - $165,862) paid to a company which the President has an interest in, and nil (2002 – nil; 2001 - $183,333) paid to another company owned by two directors of the Company.

(c)

Related party transactions:

(iii)

Royalties, included in sales and marketing expenses, paid in cash in the year to a company owned by two directors of the Company, amounted to $67,276 (2002 - $60,308; 2001 - $42,072).  In 2001, the Company acquired patent licenses for $100,000 from this company.

(iv)

Consulting fees, included in administration expense, include $86,000 (2002 – nil; 2001 - $183,333) paid to a company owned by certain shareholders of the Company and where a director of the Company is an executive.

(v)

Legal fees, included in administration expense, of $29,715 were paid to a law firm of the secretary of the Company.

(vi)

Consulting fees, included in administration expense, include $100,000 paid to the former shareholder of Ice-Pak for the integration of Ice-Pak with the Company.

9.

Goodwill and other intangible assets:

(a)

The changes in the carrying amount of goodwill for the years ended March 31, 2003 and 2002 are as follows:

2003

2002

Balance as at April 1

$

2,394,450

$

2,530,458

Goodwill acquired (note 5(a))

3,558,818

-

Goodwill amortization

-

(136,008)

Balance as at March 31

$

5,953,268

$

2,394,450

(b)

Intangible assets as at March 31 are as follows:

Gross carrying

Accumulated

2003

amount

amortization

Total

Patent license

     $670,814          $468,058      $     202,756

Deferred financing costs

419,079

351,954

67,125

Customer relationships

1,369,000

136,900

1,232,100

Balance as at March 31

$

2,458,893

$

956,912

$

1,501,981

Gross carrying

Accumulated

2002

amount

amortization

Total

Patent license

$     669,434      $    420,951     $      248,483

Deferred financing costs

419,079

195,099

223,980

Balance as at March 31

$

1,088,513

$

616,050

$

472,463

10.

Bank indebtedness:

	2003	2002
$6,000,000 line of credit, due on demand, bearing interest at bank prime plus 1% per annum	$ 2,621,928	$ -

$132,000 line of credit, due on demand, bearing interest at prime plus 1.0% per annum, payable monthly, secured by a $132,000 short-term investment bearing interest at 1.10% and maturing March 24, 2003 (note 10(b))	-	97,797

$320,000 line of credit, due on demand, bearing interest at prime plus 1.5% per annum, payable monthly, secured by a related party (note 10(b))	-	320,000
	$ 2,621,928	$ 417,797

(a)

The $6,000,000 line of credit is secured by a general security agreement over all the assets of the Company and an assignment of all business insurance proceeds and all material contracts of the Company.  Under the credit facility, the Company is required to maintain certain financial performance covenants.  At March 31, 2003, the Company is in violation of certain covenants related to the bank indebtedness.  The bank has not indicated what action, if any, is contemplated as a result of this non-compliance.

(b)

As compensation for providing security, the Company issued 40,000 common shares to a related party during the year.  The fair value of these shares has been recognized at March 31, 2002 as the services had been provided and the obligation to issue existed at that date.

11.

Convertible loan:

2003

2002

Liability component, beginning of year

$

3,467,213

$

3,329,906

Accretion for the year

142,967

137,307

Liability component, end of year

$

3,610,180

$

3,467,213

Equity component

$

415,262

$

415,262

Allocation of financing costs

(41,527)

(41,527)

$

373,735

$

373,735

The convertible loan has a face value of $3,637,500, bears interest at 10% per annum payable annually and matures on June 7, 2003 (note 22(a)).  Accrued interest of $296,979 has been included in accounts payable and accrued liabilities.

The principal of the loan is convertible into units (consisting of one common share and one half share purchase warrant) at the holder’s option at the rate of $1.25 per unit in the first year, $2.00 per unit in the second year and $3.00 per unit in the third year.  The conversion terms further provide that no more than one third of the principal may be converted during each of the periods, except that any amount not converted in a given period may be carried forward to future periods and be convertible at the then prevailing conversion rate.  No amounts have been converted as of March 31, 2003.  Accordingly, as at June 7, 2003, $3,637,500 of the total loan may be converted at the rate of $3.00 per unit.

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

12.

Obligations under capital lease:

The Company leases certain computer hardware and machinery under capital leases expiring at various dates to February 28, 2007.  The future minimum lease payments under capital leases as of March 31, 2003 are as follows:

2004

$

278,518

2005

224,875

2006

108,155

2007

99,142

710,690

Amount representing interest at rates ranging from 10.3% to 18.0%

134,062

576,628

Current portion

210,424

$

366,204

Interest expense on capital lease obligations for the year ended March 31, 2003 is $94,593 (2002 - $59,601; 2001 - $31,510).

13.

Share capital:

Authorized:

100,000,000 common shares without par value

100,000,000 class A preferred shares without par value, of which 1,500 are designated class A convertible voting preferred shares, series I, 12% cumulative dividend payable in either cash or common shares, at the option of the Company

(a)

Issued and outstanding shares:

Number of

Common shares

shares

Amount

Balance, March 31, 2000

18,706,315

$

10,594,237

Issuance of common shares on:

Exercise of share options and warrants

468,000

216,160

Business acquisition (note 5(b))

1,166,667

641,667

Payment of dividend on class A preferred shares, Series I

63,568

63,600

Conversion of preferred shares

557,894

530,000

Balance, March 31, 2001

20,962,444

12,045,664

Issuance of common shares on:

Exercise of share options and warrants

145,000

110,299

Financing charge (note 8(b))

100,000

50,000

Private placement (note 15)

125,000

100,000

Shares to be issued (note 10(b))

40,000

20,000

Allocation of deficit to reduce share capital (note 13(e))

-

(11,479,313)

Balance, March 31, 2002

21,372,444

846,650

Issuance of common shares on:

Exercise of share options

888,500

480,270

Business acquisition (note 5(a))

565,610

500,000

Contingency reserve (note 5(a))

-

(370,000)

Private placement (note 13(f))

9,000,000

7,200,000

Earn out shares (note 13(d))

468,750

-

Share issue costs

-

(920,859)

Balance, March 31, 2003

32,295,304

$

7,736,061

As at March 31, 2003, 1,065,610 (2002 - 500,000; 2001 – 500,000) common shares issued were held in escrow (note 5).

Number of

Class A preferred shares, series I

shares

Amount

Balance, March 31, 2000

530

$

530,000

Conversion to common shares

(530)

(530,000)

Balance, March 31, 2001, 2002 and 2003

-

$

-

(b)

Share incentive plan:

In 1999, the Company established a share incentive plan whereby the Company may grant options to officers, directors, employees and consultants.  The exercise price of the options is determined by the board of directors, but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed five years.  Options granted are also subject to certain vesting provisions as determined by the board of directors in each individual award agreement.  As at March 31, 2003, 3,016,550 (2002 - 2,811,500; 2001 – 2,411,500) options were exercisable.

Share option transactions for the respective periods presented and the number of share options outstanding are summarized as follows:

Weighted average
Number	exercise price
of shares	per share

Outstanding, March 31, 2000

3,105,000

$0.71

Granted

1,650,000

0.66

Exercised

(173,000)

0.47

Expired

(893,000)

0.75

Outstanding, March 31, 2001

3,689,000

0.69

Granted

650,000

0.52

Exercised

(20,000)

0.52

Expired

(540,000)

0.81

Cancelled

(70,000)

0.59

Outstanding, March 31, 2002

3,709,000

0.64

Granted

1,500,000

0.93

Exercised

(888,500)

0.54

Cancelled

(37,500)

0.50

Outstanding, March 31, 2003

4,283,000

$0.75

The following table summarizes information about share options outstanding as at March 31, 2003:

Options outstanding

Options exercisable

Weighted

average

Weighted

Weighted

Range of

remaining

average

average

exercise prices

Number of

contractual

exercise price

Number of

exercise price

per share

share options

life

per share

share options

per share

$0.35 – $0.53

367,000

2.96

$0.49

357,000

$0.49

$0.55 – $0.82

2,616,000

2.24

0.71

2,214,550

0.71

$0.93 – $1.00

1,300,000

2.70

0.76

445,000

0.86

4,283,000

2.70

$0.75

3,016,550

$0.71

The Company applies settlement accounting to account for stock-based employee compensation awards, and, accordingly, no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock-based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s net loss for the year ended March 31, 2003 would have been increased to the pro forma amounts indicated below.  These pro forma figures do not reflect options granted prior to April 1, 2002, the date of adoption of the new standard (note 4(b)).  The increase in net loss has no impact on the disclosed loss per common share.

Loss for the year:

As reported

$

2,420,842

Pro forma

2,548,976

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

3.75%

Dividend yield

0%

Expected option lives

4.5 years

Volatility

107%

(c)

Share purchase warrants:

Share purchase warrant transactions for the respective periods presented were as follows:

Weighted average

Number

exercise price

of warrants

per warrant

Outstanding, March 31, 2000

972,000

$

0.61

Exercised

(295,000)

0.46

Expired

(455,000)

0.46

Outstanding, March 31, 2001

222,000

1.10

Issued

125,000

0.80

Exercised

(125,000)

0.80

Expired

(222,000)

1.10

Outstanding, March 31, 2002

-

-

Issued (note 13(f))

3,750,000

1.25

Outstanding, March 31, 2003

3,750,000

$

1.25

(d)

Commitments to issue shares:

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc. (“NCK”), a company owned by two former directors of the Company, the Company issued 500,000 common shares at a value of $0.30 each ($150,000) for the acquisition of a license for the use of patents.  The Company was further obligated under the terms of the agreement to issue an additional 3,000,000 common shares for no additional consideration to NCK based upon achieving certain cumulative cash flow criteria.  Effective October 8, 2002, an amended agreement was entered into whereby the 3,000,000 common shares are to be automatically issued over a six year period for no additional consideration.  During the year, 468,750 shares were issued, while $506,250 was paid to settle the obligation related to 675,000 shares and was recorded as an increase to deficit.  The remaining 1,856,250 shares will be issued as follows:

2004

337,500

2005

337,500

2006

337,500

2007

337,500

2008

337,500

2009

168,750

1,856,250

(e)

Allocation of deficit:

During the year ended March 31, 2002, shareholders approved the allocation of $11,479,313 of the deficit to reduce the stated value of share capital.

(f)

Private placements:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 shares and the issuance of 3,375,000 warrants.  Each warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years from the closing date.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

In February 2003, the Company completed a private placement in the aggregate amount of $1,200,000 through the sale of 1,500,000 shares.

14.

Financial instruments:

(a)

Fair values:

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their fair values due to the near term maturity of these financial instruments.  Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying values of the Company’s obligations under capital lease and convertible loan approximate their fair values.  However, if the convertible loan was converted to common shares, the value of the common shares would be less than the market value of the shares at March 31, 2003.  The fair value of the share purchase loan, notes payable to related parties and advances to related company are not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments.

(b)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, short-term investments and accounts receivable.  The Company places its cash equivalents with major commercial banks.  Allowances are maintained for potential credit losses consistent with the credit risk of specific customers, and the Company has obtained insurance coverage for certain significant customers.

(c)

Foreign exchange:

The Company operates internationally, which gives rise to a risk that its earnings and cash flows may be negatively impacted by fluctuations in foreign exchange rates.  As of March 31, 2003, the Company has not entered into any foreign currency contracts to manage its foreign currency exposure.

15.

Share purchase loan:

The share purchase loan is due from the Company’s president, is non-interest bearing and is due on February 7, 2011. The loan is forgivable on the earlier of the date the President sells the shares acquired with the loan or six months after his termination.  If at the maturity date of the loan, the fair market value of the shares acquired is less than the purchase price, then the shares may be surrendered and the loan cancelled.  In the event all or a portion of the loan is forgiven as a result of the President selling shares, for accounting purposes compensation expense equal to the forgiven amount of the loan will be recorded in the period the sale occurs.

In the year ended March 31, 2002, the Company provided an additional $200,000 loan to the president that was used to acquire 125,000 shares on the exercise of share purchase warrants and 125,000 shares on a private placement.

16.

Income taxes:

(a)

Effective tax rate:

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 36.98% (2002 - 43.35%; 2001 – 45.35%) to loss before income taxes as shown in the following table:

2003

2002

2001

(Restated –

note 2)

Combined Canadian federal and

provincial income taxes at expected rates

$(895,227)

$(118,675)

$(630,647)

Non-deductible goodwill amortization

-

58,960

37,089

Non-deductible intangible amortization

50,626

-

-

Non-deductible accretion

55,943

59,522

46,674

Other permanent differences

78,222

1,584

114,957

Reduction in Canadian statutory rate

59,026

8,688

92,862

Loss not tax effected

651,410

39,910

339,065

Utilization of losses not previously
recognized

-

(49,989)

-

$

-

$

-

$

-

(b)

Future income tax assets and liabilities:

Future income taxes record the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company has recognized a valuation allowance equal to the net future tax assets due to the uncertainty of realizing the benefits of the assets.  Significant components of the Company’s future tax assets and liabilities as of March 31 are as follows:

2003

2002

Future income tax assets:

Tax loss carryforwards

$

2,106,300

$

1,491,113

Property, plant and equipment

374,271

402,954

Deferred revenue

43,933

-

Financing and share issue costs

289,517

24,375

Gross future income tax assets

2,814,021

1,918,442

Valuation allowance

(2,375,393)

(1,918,442)

Future income tax liability:

Customer relationships

(438,628)

-

$

-

$

-

The future tax assets have not been recognized in these consolidated financial statements, as management does not consider it more likely than not that such assets will be realized in the carry forward period.

(c)

Tax loss carryforwards:

The Company has approximately $6,000,000 of non-capital losses available for utilization against future years’ taxable income which will expire as follows:

Year ending March 31:

2004

$

657,000

2005

663,000

2006

776,000

2007

1,168,000

2008

975,000

2009

169,000

2010

1,592,000

17.

Loss per share:

Loss per share is calculated based upon the weighted average number of common shares outstanding during the year.  Exercise of all of the share options and share purchase warrants referred to in note 13 are anti-dilutive for all periods presented and consequently the loss per share calculated on a basic and diluted basis is the same.

For purposes of calculating loss per share, the loss attributable to common shareholders is determined as follows:

2003

2002

2001

(Restated -

note 2)

Loss for the year

$

(2,420,842)

$

(273,759)

$

(1,390,621)

Dividend paid on class A preferred shares

-

-

(63,600)

Loss attributable to common shareholders

$

(2,420,842)

$

(273,759)

$

(1,454,221)

The weighted average number of common shares outstanding during the year was calculated as follows:

2003

2002

2001

Weighted average number of issued shares

29,143,022

21,042,389

20,962,444

Share commitments

1,456,738

-

-

Contingently returnable escrow shares

(749,488)

(500,000)

(270,833)

Weighted average number of common
shares

29,850,272

20,542,389

20,691,611

18.

Commitments and contingencies:

(a)

At March 31, 2003, the Company was committed under operating leases, primarily relating to office space and equipment, for the following minimum annual rentals:

2004

$

379,819

2005

235,923

2006

12,115

2007

1,617

$

629,474

(b)

Under a license agreement, the Company is obligated to make royalty payments equal to 2% of sales of certain products, and is required to make minimum quarterly royalty payments of $27,500 to June 30, 2004.

 (c)

The Company may also be engaged, from time to time, in legal actions arising in the ordinary course of business and which management believes the ultimate outcome will not have a material adverse effect on operating results, liquidity, or financial position.

19.

Supplementary cash flow information:

2003

2002

2001

Interest paid

$

982,548

$

119,045

$

65,518

Interest received

39,854

8,414

74,488

Income taxes paid

-

-

24,000

Non-cash financing and investing activities:

Issuance of common shares on
acquisition (note 5)

130,000

-

641,667

375,000 warrants issued as finders fee

225,610

-

-

Issuance of note on acquisition (note 5)

500,000

-

-

Issuance of common shares for delaying

 debt repayment

-

50,000

-

Issuance of common shares on preferred

 share conversion

-

-

530,000

Equipment acquired under capital leases

-

412,154

376,585

Share purchase loan

-

200,000

-

Shares issuable as security

-

20,000

-

Dividends paid by issuance of common shares

-

-

63,600

Deferred financing costs amortized to share

capital

155,385

-

-

20.

Segmented information:

In the opinion of management, the Company carried on business in one operating segment, being the design, manufacture and marketing of temperature-controlling products.  Management of the Company makes decisions about allocating resources based on the one operating segment.  A summary of sales by region is as follows:

2003

2002

2001

By region:

Canada

$

2,867,541

$

2,825,686

$

1,278,554

United States

11,167,030

5,621,379

3,975,467

Other

163,892

5,664

68,058

Total sales

$

14,198,463

$

8,452,729

$

5,322,079

Revenues are attributed to countries based on location of customers.

Revenues by major customer are as follows:

2003

2002

2001

By major customer:

Customer A

less than 10%

$

879,104

$

1,200,602

Customer B

less than 10%

1,328,616

806,625

Customer C

less than 10%

832,231

less than 10%

All property, plant, equipment and goodwill are located in Canada.

21.

United States accounting principles:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ, in certain respects, from accounting principles generally accepted in the United States of America ("US GAAP") and from requirements promulgated by the United States Securities and Exchange Commission (“SEC”).  Material measurement differences to these consolidated financial statements are as follows:

(a)

Reconciliation of consolidated statements of operations and comprehensive loss:

2003

2002

2001

(Restated

- note 2)

Net loss in accordance with Canadian

GAAP

$(2,420,842)

$(273,759)

$(1,390,621)

Reversal of amortization of deferred

development costs (i)

-

-

3,706

Adjustment for stock-based compensation

of non-employees (ii)

(26,735)

(317,871)

(18,165)

Reversal of accretion of debt portion of

convertible loan (iii)

142,967

137,307

107,668

Amortization of deferred financing costs

allocated to convertible loan – equity (iii)

(13,842)

(13,842)

(11,301)

Net loss and comprehensive loss in

accordance with US GAAP

(2,318,452)

(468,165)

(1,308,713)

Dividends paid on class A preferred

shares, Series I

-

-

(63,600)

Income available to common

shareholders

$(2,318,452)

$(468,165)

$(1,372,313)

Basic and diluted loss per share under

US GAAP

$(0.08)

$(0.02)

$(0.07)

(i)

Deferred development costs:

Under US GAAP, development costs are expensed as incurred.  The Company’s policy under Canadian GAAP is disclosed in note 3(m).

(ii)

Stock-based compensation:

The Company has elected under Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock Compensation, to account for employee stock options using the intrinsic value method.  This method is described in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.  Because the exercise price of the Company’s employee stock options is equal to or greater than the market value of the underlying stock on the date of grant, no compensation cost is required to be recognized under APB 25.

Under US GAAP, stock-based compensation granted to non-employees is recorded at the fair market value of the options and warrants granted as the services are provided and the securities are earned.  This compensation, determined using the Black-Scholes option pricing model, is expensed over the vesting periods of each option and warrant granted.  Under Canadian GAAP, no compensation cost is required to be recognized for stock-based compensation granted to non-employees prior to April 1, 2002.

(iii)

Convertible loan:

Under US GAAP, the entire convertible loan described in note 11 would be classified as a liability and there would be no value assigned to the conversion option classified in equity for Canadian GAAP purposes.  Consequently, no accretion calculation is required, and the entire amount of related financing costs are considered to be deferred financing costs and amortized over the term of the loan.  When converted, the fair value of the proceeds allocated to the warrants would be recognized as an additional discount in interest expense.  The total fair value of the proceeds allocated to all warrants was $527,893 at the commitment date.

(iv)

Retirement allowance:

Under US GAAP, the retirement allowance of $234,667 recorded in 2001 would be disclosed as a component of earnings (loss) from operations.

(v)

Allocation of deficit to share capital:

Under US GAAP, the allocation of $11,479,313 of the deficit to reduce the stated value of share capital (see note 13(e)) does not meet the definition of a quasi-reorganization and the deficit would not have been reclassified.  Consequently, the deficit and share capital are increased by $11,479,313 for US GAAP purposes.

(b)

Reconciliation of consolidated balance sheets:

The impact of significant variations to US GAAP on the consolidated balance sheets are as follows:

2003

2002

Canadian

US

Canadian

US

GAAP

Adjustments

GAAP

GAAP

Adjustments

GAAP

Convertible loan - liabilities

$

3,610,180

$

27,320

$

3,637,500

$

3,467,213

$

170,287

$

3,637,500

Convertible loan - equity

373,735

(373,735)

-

373,735

(373,735)

-

Intangible assets

1,501,981

2,542

1,504,523

472,463

16,384

488,847

Share capital

7,736,061

11,479,313

19,215,374

846,650

11,479,313

12,325,963

Additional paid-in capital

296,379

1,181,034

1,477,413

-

1,154,299

1,154,299

Deficit

(3,375,131)

(12,311,390)

(15,686,521)

(448,039)

(12,413,780)

(12,861,819)

(c)

Recent accounting pronouncements:

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS No. 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.  The Company is currently evaluating the impact of FAS No. 150 on its financial results.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS No. 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133.  FAS No. 149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003.  The Company is currently evaluating the impact of FAS No. 149 on its financial results.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which requires the consolidation of a variable interest entity by the primary beneficiary.  FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity.  FIN 46 is applicable to variable interest entities created after January 31, 2003.  Entities created prior to February 1, 2003 must be consolidated effective July 1, 2003.  However, because the Company does not believe it has any variable interest entities, there is not expected to be any impact on its consolidated financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“FAS No. 148”), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  FAS No. 148 is effective for fiscal years ending after December 15, 2002 with earlier application permitted.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee.  The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002.  The Company has adopted FIN 45, which had no material impact on the results of operations.

In November 2002, FASB issued Emerging Issues Task Force 000-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).  EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables.  In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately.  EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  The Company is currently assessing the impact of this accounting pronouncement on its financial condition and results of operations.

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“FAS No. 146”), which addressees accounting reporting for costs associated with exit or disposal activities.  FAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB’s conceptual framework.  FAS No. 146 also established fair value as the objective for initial measurement or liabilities related to exit or disposal activities.  As a result, FAS 146 significantly reduces an entity’s ability to recognize a liability for future expenses related to a restructuring.  FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Company has adopted FAS No. 146, which had no impact on the results of operations.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS No. 144”), that replaces FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.  FAS No. 144 applies to the assessment of the impairment in the carrying value of long-lived assets, excluding goodwill and certain other specified items, including those to be disposed of by sale, including discontinued operations.  FAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount and fair value less costs to sell.  Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.  FAS No. 144 is effective for fiscal years beginning after December 15, 2001.  The Company has adopted FAS No. 144, which had no impact on the results of operations.

22.

Subsequent events:

(a)

Subsequent to March 31, 2003, the Company was not able to meet the repayment terms of the principal portion of the convertible loan (note 11) maturing on June 7, 2003.  The holders of the convertible loan have not indicated what action, if any, is contemplated as a result of this non-repayment.

(b)

Subsequent to March 31, 2003, the Company became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, accounting practices related to its interim financial statements issued during the year ended Mach 31, 2003.  As a result of this process, the Company has restated its previously issued interim financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002 and the three and nine months ended December 31, 2002.  These restated interim financial statements have not been audited.  The items that gave rise to these adjustments neither relate to nor impact the Company's consolidated financial statements for the year ended March 31, 2002.

CRYOPAK INDUSTRIES INC.

Consolidated Allowance for Uncollectible Accounts

Schedule 1

(Expressed in Canadian dollars)

Year ended March 31, 2003

Balance, March 31, 2000

$

56,416

Accounts collected during the year

(143,452)

Additional allowance provided

125,711

Balance, March 31, 2001

38,675

Accounts written off during the year

(68,608)

Additional allowance provided

61,424

Balance, March 31, 2002

31,491

Accounts written off during the year

(265,905)

Additional allowance provided

515,644

Balance, March 31, 2003

$

281,230

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 2

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Freight and brokerage fee

$

1,352,603

$

652,835

$

543,732

Purchases

4,516,392

2,667,543

1,534,280

Repair and maintenance

213,502

136,907

76,262

Testing charges

136,333

50,993

70,333

Rent, storage and utilities

418,780

225,939

206,549

Wages

2,016,731

839,265

674,155

$

8,654,341

$

4,573,482

$

3,105,311

CRYOPAK INDUSTRIES INC.

Consolidated Sales and Marketing Expenses

Schedule 3

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Bad debts

$

515,644

$

61,424

$

125,711

Marketing

963,252

290,504

542,210

Royalties

203,546

88,016

69,154

Salaries and benefits

1,370,970

676,727

341,914

Transportation

110,775

81,765

43,166

Travel and entertainment

606,560

303,251

250,402

$

3,770,747

$

1,501,687

$

1,372,557

Consolidated Administration Expenses

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Corporate printing, financial and
public relations

$   252,578

$261,051

$143,898

Management and consulting fees

1,516,058

423,896

377,929

Office supplies and stationery

251,322

198,784

130,497

Professional fees

582,851

342,496

222,518

Rent

101,156

70,807

66,130

Salaries and benefits

95,000

98,980

66,660

Telephone

78,880

68,262

72,659

Filing, listing and transfer agent fees

35,600

26,463

17,697

$2,913,445

$1,490,739

$1,097,988

Item 18

Financial Statements

Not applicable.

Item 19

Exhibits

The following Exhibits are attached:

1*

Memorandum Articles of Incorporation, as amended.

2*

Asset Purchase Agreement, dated October 25, 2002 between the Company and 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee Ice-Pak Inc.

3*

Notice of Meeting and Information Circular dated July 31, 2003

4**

Annual Report for Fiscal 2002

5

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 – CEO

6

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 – CFO

7

Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 – CEO and CFO

*

Filed herewith

**

Previously filed

Exhibit 5

CERTIFICATIONS

PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, John Morgan, certify that:

1.

I have reviewed this Annual Report on Form 20-F of Cryopak Industries Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:

as of August 15, 2003

/s/ “John Morgan”

By:

John Morgan
President and Chief Executive Officer

Exhibit 6

CERTIFICATIONS
PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Martin Carsky, certify that:

1.

I have reviewed this Annual Report on Form 20-F of Cryopak Industries Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:

as of August 15, 2003

/s/ “Martin Carsky”

By:

Martin Carsky
Chief Financial Officer

Exhibit 6

CERTIFICATION
PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cryopak Industries Ltd. (the “Company”) on Form 20-F for the Fiscal Year ended March 31, 2003, as filed with the securities and exchange Commission on the date hereof (the “Report”), the undersigned officers of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

this report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange act of 1934; and

2.

the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:

as of August 15, 2003

By:

/s/ “John Morgan”
Name:  John Morgan
Title:  President and Chief Executive Officer

By:

/s/ “Martin Carsky”
Name:  Martin Carsky
Title:  Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CRYOPAK INDUSTRIES INC.

/s/ “John Morgan”

By:

John Morgan
President and
Chief Executive Officer

Dated: as of August 15, 2003