Form 20-F
period 2004-03-31
CRYOPAK INDUSTRIES INC
filed 2004-08-16
CIK 915386

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2004

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

38,790,587 shares of Common Stock

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

1

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

▪

competition;

▪

general economic conditions;

▪

our dependence on significant customers, suppliers, licensees and personnel;

▪

revenues from and the costs associated with development contracts;

▪

changes in technology;

▪

our ability to manage growth and to integrate acquisitions;

▪

actions by governmental authorities; and

▪

foreign currency/exchange rate fluctuations.

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

2

TABLE OF CONTENTS

Page

Item 1

Identity of Directors, Senior Management and Advisors

Item 2

Offer Statistics and Expected Timetable

Item 3

Key Information

Item 4.

Information on the Company

Item 5.

Operating and Financial Review and Prospects

Item 6.

Directors, Senior Management and Employees

Item 7.

Major Shareholders and Related Party Transactions

Item 8.

Financial Information

Item 9.

The Offer and Listing

Item 10.

Additional Information

Item 11.

Quantitative and Qualitative Disclosures about Market Risk

41

Item 12.

Description of Securities other than Equity Securities

…41

Item 13.

Defaults, Dividends, Arrearages and Delinquencies

.. 41

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

. 41

Item 15.

Controls and Procedures

42

Item 16.

[Reserved]

43

Item 17.

Financial Statements

44

Item 18.

Financial Statements

45

Item 19.

Exhibits

47

3

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

Our financial statements and selected financial data set out in Table 1 have been prepared in accordance with Canadian GAAP, which, in our case is the same in all material respects for the periods presented with United States GAAP, except as discussed in the footnotes to those financial statements.  Table No. 2 presents selected financial data reconciled to U.S. GAAP.    (Please refer to the US GAAP reconciliation for the year ended March 31, 2004 (Fiscal 2004) in our financial statements at Note 20).

Table No. 1

Selected Annual Audited Consolidated Financial Data

(CDN$ in 000s, except per share data)

(Canadian GAAP)

	Year Ended 3/31/04	Year Ended 3/31/03	Year Ended 3/31/02	Year Ended 3/31/01	Year Ended 3/31/00

Sales	$16,919	$14,198	$8,453	$5,322	$1,593
Gross profit	5,588	5,475	3,879	2,217	862
Earnings (loss) from operations	(1,511)	(1,596)	489	(624)	(1,347)
Loss for the year	(2,748)	(2,421)	(274)	(1,391)	(1,329)
Loss per share	$(0.08)	$(0.08)	$(0.01)	$(0.07)	$(0.08)
Weighted average number of shares outstanding	35,114,346	29,850,272	20,542,389	20,691,611	18,077,873
Dividends on Common Shares	N/A	N/A	N/A	N/A	N/A
Working capital (deficiency)	(4,750)	(3,852)	464	536	1,294
Due from related parties	48	89	151	154	194
Long-term debt	651	700	4,035	3,858	1,208
Shareholders’ equity	3,768	4,863	378	572	1,134
Total assets	$13,978	$15,954	$7,377	$6,387	$3,008

Table No. 2

Selected Financial Data

(CDN$ in 000s, except per share data)

 (U.S. GAAP)

	Year Ended 3/31/04	Year Ended 3/31/03	Year Ended 3/31/02	Year Ended 3/31/01	Year Ended 3/31/00

Net loss for the year	$(2,691)	$(2,318)	$(468)	$(1,372)	$(1,434)
Loss per share	(0.08)	(0.08)	(0.02)	(0.07)	(0.08)
Weighted average number of shares outstanding	35,114,346	29,850,272	20,542,389	20,691,611	18, 077,873
Shareholders’ equity	3,768	4,838	224	294	391
Total assets	$13,978	$15,956	$7,393	$6,417	$3,198

Table 3 below gives a summary of certain financial information for the eight quarterly periods ending March 31, 2004.

Table No. 3

Summary Quarterly Consolidated Financial Information

(CDN$ in ‘000s, except per share data)
(Canadian GAAP)

	Fiscal 2004				Fiscal 2003
Quarter ended	Jun	Sep	Dec	Mar	Jun (1)	Sep (1)	Dec (1)	Mar

Sales	$6,155	$3,485	$3,421	$3,858	$2,707	$2,700	$3,780	$5,011
Net earnings/(loss)	(624)	(1,387)	(538)	(200)	169	(295)	(325)	(1,969)
Basic EPS	(0.02)	(0.04)	(0.02)	0.00	0.01	(0.01)	(0.01)	(0.06)

(1) The consolidated financial information has been restated (see Item 8 “Restated Financial Statements”)

Exchange Rate Information

The following table gives, for each of the periods indicated, the high and low rates of exchange of one Canadian dollar into United States dollars, the average of the month-end exchange rates during each such period and rate at the end of the period.  These rates are the closing rates US/Canadian exchange rates as stated by the Bank of Canada.  The foreign exchange rate as at March 31, 2004 was $0.7626.

Month Ended	Average	High	Low	Close

March, 2004	$0.7530	$0.7448	$0.7652	$0.7626
February, 2004	0.7525	0.7450	0.7631	0.7487
January, 2004	0.7712	0.7519	0.7867	0.7548
December, 2003	0.7619	0.7478	0.7726	0.7713
November, 2003	0.7620	0.7471	0.7698	0.7698
October, 2003	0.7565	0.7418	0.7670	0.7577

Fiscal Year Ended March 31,	Average	High	Low	Close

2004	$0.7393	$0.6764	$0.7867	$0.7626
2003	0.6459	0.6836	0.6255	0.6813
2002	0.6391	0.6621	0.6202	0.6273
2001	0.6651	0.6898	0.6344	0.6344
2000	0.6799	0.6967	0.6611	0.6899

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

We Face Intense Competition In Our Markets

The temperature controlling products market is intensely competitive, and we expect competition to increase in the future.  We cannot guarantee that we will compete successfully against our current or potential competitors, especially those with significantly greater financial resources or brand name recognition.  Our chief competitors generally for our primary product, such as our reusable ice substitutes, flexible hot and cold compresses, gel paks and instant hot and cold packs and related products include Tuscarora, a division of SCA North America Inc., TCP Reliable Inc, Cold Chain Labs & Products Inc., Tech-Pak Inc., Newell Rubbermaid Inc., Life-Like Products LLC, Coleman Manufacturing Inc., 3M, Becton Dickinson and Company, and others.

Many of these competitors are much larger than we are in terms of production volume, sales, capitalization and access to capital.  Many of our competitors are also divisions or subsidiaries of larger enterprises, many of which also focus on the manufacture and sale of components or mass-market products.

Certain segments of the temperature controlling products industry are characterized by continuous technological advances, new product introductions and enhancements, and declining market prices for certain products. In order for us to maintain a competitive advantage, we will need to effectively compete through aggressive marketing, competitive pricing, and an attractive array of products. Our business strategy emphasizes the design, development and commercialization of new product applications and enhancement of existing products.  There can be no assurance that we will be able to continue to develop products that may be sold profitably or gain satisfactory market share.  Our inability to compete effectively in our market could have a materially adverse effect on our operations and financial condition.

We May Not Be Successful Or Maintain Profitability

We began operations in 1993 and we operate in a rapidly evolving market and must, among other things be able to:

▪

respond to competitive developments in the marketplace;

▪

continue to upgrade and expand our product and services offerings; and

▪

continue to attract, retain and motivate our employees.

We cannot be certain that we will successfully address these risks or that we will be able to achieve consistent profitability in the future.  The auditors’ reports with respect to our Fiscal 2004 consolidated financial statements includes additional comments for U.S. readers that states that the financial statements are affected by conditions and events that cast substantial doubt about the Company’s ability to continue as a going concern.  The Fiscal 2004 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our Future Operating Results Will Likely Fluctuate Significantly

As a result of our limited operating history and the nature of the markets in which we operate, we cannot predict our future revenues and operating results.  We expect our future revenues and operating results to fluctuate due to a combination of factors, including:

▪

our customers’ fiscal budget deadlines and schedules for product purchases;

▪

our ability to develop new and enhanced products and services;

▪

foreign currency exchange rates that affect our operations;

▪

product and price competition in our markets; and

▪

general economic conditions, both domestically and in our foreign markets.

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

We May Have Future Capital Requirements And We May Not Be Able To Obtain Financing On Favorable Terms, If At All

We believe that our cash reserves and cash flows from operations will be adequate to fund our present operations in the immediate future, so long as we are successful in negotiating an extension to the maturity of the convertible loan and a renewal of our existing banking arrangements.  At the end of Fiscal 2004, we were in default of both our secured revolving credit facility and our convertible loan. We subsequently received a waiver of the secured revolving credit facility default from our bank lender. (See Notes 9 and 10 to the consolidated financial statements and Management’s Discussion and Analysis.)  If we experience an extended period during which we are not profitable or if we decide to make a significant capital expenditure or acquisition, we would need to raise funds by other means.

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

We Are Dependent Upon Sales Made To Our Significant Customers

Our two largest customers accounted for a total of approximately 14% and 17% of our sales in Fiscal 2004 and 2003, respectively.  A significant reduction in purchases by any of our largest customers could have a material adverse effect on our business, financial condition or results of operations.  These customers are leaders in their respective regions and we have good relations with them.  We continue to look at ways to reduce our reliance on significant customers.

We Are Dependent Upon Our Third Party Suppliers

We purchase a number of goods from third party suppliers, including Packall Packaging Inc., Qualipak Inc., and St. Lawrence Chemical Inc. There may be few manufacturers of certain raw materials or supplies on which some of our products have been developed.  We do not have any long-term agreements with any of our suppliers.  We have avoided long-term supply contracts due to continuing changes in our requirements.  While we have, from time to time, experienced shortages of certain materials, those shortages to date have not had a materially adverse effect on our operating results.  If we cannot obtain adequate supplies of certain materials, this could delay our ability to ship certain products, which could have a materially adverse effect on our business, financial condition and results of operations.

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

The majority of our sales are denominated in U.S. dollars while at the same time most of our purchases are incurred in Canadian dollars.  Our inability to match our purchases and sales in a single currency or our inability to hedge or off-set any unfavourable exchange rate fluctuation could have a materially adverse effect on our operating results.  We do not currently engage in an active currency hedging program, but we may do so in the future.

We Depend On Our Management And Key Personnel For Successful Operation Of Our Business

Our success depends on the skills, experience and performance of our senior management and other key personnel.  Our key personnel include Mr. Martin Carsky our President and Chief Executive Officer. In addition, our ability to continue to grow and profit will depend significantly on the expertise and services of our existing management and key personnel and employees.  Our inability to retain those people could have a materially adverse effect on our operations and financial condition.  In addition, our success will depend upon our ability to recruit and retain qualified personnel.

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

Our Stock Price May Be Volatile

The stock market in general can be extremely volatile, which has often been unrelated to the operating performance of any particular company or companies, including ours.  Our stock price could be subject to wide fluctuations in response to factors such as the following:

▪

actual or anticipated variations in our results of operations;

▪

the addition or loss of customers;

▪

announcements of technological innovations, new products or services by us or our competitors;

▪

changes in financial estimates or recommendations by securities analysts;

▪

conditions or trends in the temperature-controlled products industry;

▪

changes in the market valuations of other temperature controlling products companies;

▪

our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments;

▪

additions or departures of key personnel;

▪

trading illiquidity;

▪

general market conditions; and

▪

other events or factors, many of which are beyond our control.

In addition, stock markets have experienced extreme price and volume fluctuations, in particular, the market prices of securities of emerging growth companies.

Item 4

Information on the Company

History and Development of the Company

Cryopak Industries Inc. is incorporated under The Company Act (British Columbia). The Company’s Memorandum has been altered on several occasions in order to change the Company’s name, consolidate its common shares on a two for one basis, increase the number of authorized common shares, create Class "A" Preference shares and designate certain of these shares as Class "A" Convertible Voting Preference shares, Series I.  The authorized capital of the Company consists of 100 million Common Shares without par value and 100 million Preferred Shares, without par value, issuable in series.  As of March 31, 2004, the Company’s most recently completed fiscal year, there were 38,790,587 Common Shares and no Preferred Shares issued and outstanding.  As of March 31, 2004, there were 1,518,750 Common Shares allotted but not issued to the founding shareholders, to be released over the next four and a half years.

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc. (“NCK”), a company owned by two former directors of the Company, the Company issued 500,000 common shares at a value of $0.30 each ($150,000) for the acquisition of a license for the use of patents.  The Company was further obligated under the terms of the agreement to issue an additional 3,000,000 common shares for no additional consideration to NCK based upon achieving certain cumulative cash flow criteria.  Effective October 8, 2002, an amended agreement was entered into whereby the 3,000,000 common shares were to be automatically issued over a six-year period for no additional consideration.  During the year ended March 31, 2004, 337,500 shares were issued; in Fiscal 2003, 468,750 were issued and $506,250 was paid to settle an obligation related to 675,000 shares.  This payment was recorded as a charge to deficit since it effectively represented a distribution to a shareholder. The remaining shares will be recorded upon issuance at $nil value.

The remaining 1,518,750 shares will be issued as follows:

2005

337,500

2006

337,500

2007

337,500

2008

337,500

2009

168,750

    1,518,750

Previously, we had four active subsidiaries, Cryopak Corporation (“CC”), Northland Ice Gel Inc. (“NIG”), Ice-Pak Ltd. (“IP”) and Ice-Pak Inc. (“IPI”). CC was incorporated under the laws of the province of British Columbia and sold primarily the Cryopak Flexible Ice™ Blanket product line. NIG was incorporated under the laws of the province of British Columbia and manufactured all of our products except for the Ice-Pak product line.  As well, NIG sold our gel pak product line and provided custom packaging services. IP was incorporated under the laws of Canada.  IPI was incorporated in the state of Massachusetts. IP and IPI produced the Ice-Pak brands of hard bottles, gel paks and the Comfort Flexpak.  Our ownership of IP and IPI was held through 2796112 Canada Inc., a company incorporated under the laws of Canada.

On April 1, 2004 we amalgamated Cryopak Corporation (“CC”), Northland Ice Gel Inc. (“NIG”), 2796112 Canada Inc., and Ice-Pak Ltd. (“IP”) into Cryopak Corporation Ltd (“CCL”). IPI’s name was changed to Cryopak Corporation Inc. (“CCI). We now carry on all of our business through CCL and CCI. In addition, we have two inactive subsidiaries, Northland Custom Packaging Inc. (a British Columbia corporation), and Cryopak International Inc. (a Barbados corporation).

We develop, manufacture and market quality temperature controlling products and provide temperature-controlling solutions to our customers.  On November 22, 1989, we acquired the exclusive license to manufacture and market the Flexible Ice™ Blanket on a worldwide basis.  During the period from the granting of the license, up to 1998, we focused our efforts on product development and research, refining the manufacturing process, identifying key markets and seeking strategic relationships to assist in distribution.  During this time, we made limited sales of our products to customers in both Canada and the United States.

In 1998, we acquired the equipment necessary to manufacture the Flexible Ice™ Blanket product line. The equipment was situated in the premises of the Northland group of companies which operated the equipment on an outsourced basis under our direction. On September 14, 2000, we acquired 100% of the shares of Northland Ice Gel Inc. and Northland Custom Packaging Inc. (collectively the “Northland companies”) for a purchase price of $2.4 million and 1,166,667 Common Shares of the Company.  In January 2001, we relocated our offices to the Northland companies’ premises on Annacis Island, Delta, British Columbia.

Following the acquisition of the Northland companies, we focused on developing our corporate growth strategy and management team, and ensuring that financing was available to pursue those growth strategies.  We have grown rapidly with sales increasing from $1.6 million for the Fiscal Year 2000 to $16.9 million for the Fiscal Year 2004.

The executive office as well as the registered and records office of our Company is located at 1053 Derwent Way, Delta, BC.  Our Common Shares trade on the TSX Venture Exchange under the symbol “CII” and are quoted on the NASD OTC Bulletin Board under the symbol “CYPKF”.

Recent Acquisitions, Divestitures and Strategic Alliances

On October 25, 2002, we completed the acquisition of all the outstanding shares of 2796112 Canada Inc. and its wholly-owned subsidiaries Ice-Pak Ltd./Ltee and Ice-Pak Inc. (“Ice-Pak”) in Montreal, Quebec.  Ice-Pak is in the business of the manufacture and sale of gel refrigerant products.  We acquired Ice-Pak for a cost of $5,920,247 plus contingent consideration of $500,000 in notes payable based on Ice-Pak achieving certain revenue targets over the period October 1, 2002 to September 30, 2003.  We determined in the fourth quarter of Fiscal 2004 that this contingent consideration had been earned. A portion of the consideration was Common Shares, currently held in escrow, which are to be released over the course of the next three years if Ice-Pak achieves certain revenue and gross margin targets.  We determined in the fourth quarter of Fiscal 2004 that the gross margin targets had not been met so no shares have been released at this time. The purchase of Ice-Pak provided us with an eastern manufacturing and distribution location, a broad list of new customers, an extension of its product line, and experienced management.

In April 2002, we completed a private placement in the aggregate amount of $6 million through the sale of 7,500,000 Common Shares and the issuance of 3,375,000 warrants.  One whole warrant entitles the holder to acquire one Common Share at a price of $1.25 per share at any time prior to April 2004.  Finder’s fees totalling $0.5 million and an additional 375,000 warrants were paid in connection with this private placement.  The proceeds from the offering were used to fund the acquisition of Ice-Pak and the balance used for working capital purposes.

In February 2003, we completed a private placement in the aggregate amount of $1,200,000 through the sale of 1,500,000 shares.

In December 2003, we completed a private placement in the aggregate amount of $1.65 million through the sale of 5,907,783 units. Each unit consists of one Common Share and one-half of one Common Share purchase warrant. One whole warrant entitles the holder to acquire one Common Share at a price of $0.37 per share any time prior to December 8, 2005. The proceeds from the offering were used to repay a $500,000 bridge loan and the balance used for general working capital purposes.

Business Overview

With facilities in Vancouver and Montreal, we are a leading provider of temperature-controlling products and solutions. Our clients include some of North America’s leading retailers and consumer goods companies, as well as global pharmaceutical companies.

In our retail business, we develop, manufacture and sell reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs. These products are marketed under such popular brand names as Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. In our pharmaceutical business, we engineer solutions and supply products that help our customers safely transport their temperature sensitive pharmaceuticals. Over the past few years we have evolved into a recognized player in this growing segment as we assist customers in optimizing their cold chain processes.

The Temperature Controlling Products Market

The temperature controlling products market is a large and fragmented international market.  A large number of firms may be involved in one or more of developing, manufacturing, and marketing products for use in this market. Those products may include any or all of:

•

Plastic bottles or non-flexible gel “bricks”

•

Gel paks

•

Flexible Ice™ Blankets

•

Insulated shipping containers

•

Dunnage

•

Temperature measuring devices

Our Customers

Our current customers include many pharmaceutical companies, industrial distributors, retailers, value added resellers, food processors and independent product distributors.  Our current marketing focus is on our pharmaceutical package, retail and industrial business segments.

The principal end users of our products are:

•

Retail – generally large retailers in North America, for sale to consumers for hot and cold temperature controlling uses.

•

Pharmaceutical package – producers of vaccines, pharmaceuticals, blood products, animal health products and biotechnology companies for temperature controlling protection of their products while in transit.

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

Our business strategy encompasses the following features:

•

Developing our Brands and the cryopakº Name.  We are continuing to strategically focus on building awareness of our existing brands, Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™, all of which are marketed as Cryopak products. Our goal is to have our name synonymous with quality and innovative temperature controlling products.  We believe that by establishing a unique brand identity, we will be better able to differentiate ourselves in a crowded marketplace.

•

Manufacturing Flexibility.  We aim to be a manufacturer of all our products using our facilities in both eastern and western Canada.  This allows us to monitor and control our shipping costs, to maintain control over production and to maintain quality control of our products to ensure that they will perform to our rigid standards.

•

Customer-Focused Product Development in the Pharmaceutical Package Segment.  By working closely with end users, such as pharmaceutical companies, our skilled product development engineering and sales staff is continually addressing ways to provide innovative solutions to address the particular needs of our customers.  We believe that by doing so, our products will gain greater acceptance in the general pharmaceutical packaging market and we will be perceived as cold chain management experts.

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

Our Products

Our principal products at present include:

•

Ice-Pak™ hard bottles

•

Flexible Ice™ Blanket

•

Simply Cozy® heat pad

•

Flex Pak™ cold wrap

Sales and Marketing

Retail Business

We sell our branded products to fine retailers across North America through a network of independent manufacturer’s sales representatives. These fully commissioned representatives call on specific retailers and/or service geographical areas to sell our entire portfolio of retail products. These brokers also sell other manufacturers’ products that they represent.  There is often a complex and long sales cycle to penetrate new retail customers.

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

We have focused on building the “cryopak°” name for each of our branded products so that consumers identify each of our brands with the Cryopak family of products and so that we can differentiate ourselves in a crowded market.  We are building our brand name by promoting our distinct product advantages.

We do not offer financing or sales incentive programs in connection with the sale of our products, other than volume rebates in certain circumstances.  In general, we sell our products on industry credit terms or on a cash on delivery basis.  We have had consignment type sales transactions with a few select retailers in the past and continue to have a small consignment stocks with these retailers.

Pharmaceutical Package Business

We have created a technical sales team dedicated to penetrating this business segment. Our priority has been to retain our flexibility so that we can develop package solutions for our customers which meet their needs.

The sales cycle for this business is the longest and most complex. We have had success in the past with several key industry players for temperature control shipping solutions of their vaccines and blood products.

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

Industrial/ Original Equipment Manufacturer (OEM)/Value-Added-Reseller (VAR) Business

We manufacture products on an original equipment manufacturer basis where the product is manufactured under the name or packaging of and sold by another party.  These business-to-business sales channels are serviced, on a direct sales basis, by our internal sales personnel.  Sales are generated by providing research and development services for new product development, testing services and the supply of private label products to VAR customers.

The seafood and perishables segment is a significant and highly fragmented business. Our two manufacturing locations provide us with proximity advantages to service this segment. In January 2000, the FDA in the United States demanded that HACCP (Hazard Analysis Critical Control Point) guidelines be implemented for the safe handling and transportation of perishable seafood products within and to the United States.  As the potential grows for further government regulations on other perishable food products, manufacturers, distributors and food service retailers are becoming more proactive to ensure the safe transport of their products throughout the supply chain.  This has created increased demand for our temperature controlling products and cold chain management expertise.

We have utilized our cold chain knowledge to develop cost effective solutions for a variety of industry segments.  Our extensive product portfolio allows us to customize solutions to meet the unique needs of an industry segment or individual customer requirements.  In particular, our Flexible Ice™ Blanket with its proven product performance in keeping the temperature of food products stable from loading dock to delivery, is gaining market acceptance.

The First Aid/Healthcare business is also a significant and growing part of our business.  We have established long-term relationships with key resellers in this category for our Flexible Ice™ Blanket, Simply Cozy™ and FlexpakTM products.  As well, the emerging trend has shown increased demand directly from chiropractors, physiotherapists and medical clinics as well as pharmacies. While we have traditionally supplied Instant Cold & Hot Packs to these customers, there is a growing awareness and acceptance of our other products.

Participation in trade shows is a key generator of new business in all of these segments and our sales personnel routinely attend these shows. We generate new sales through direct mail, responses to e-mail requests for product information and trade publication advertisements.  We also generated new sales opportunities through our web site which has recently been updated to better describe our company’s products and services.

Seasonality

With the exception of our Ice-Pak branded product line of hard bottles and gel paks, we do not experience significant seasonality in our sales.  Products for the retail market are influenced by the summer temperatures, particularly in the United States.  Approximately 40% of the sales of these products occur from May to September, with the balance being evenly spread over the year. Sales in the pharmaceutical packaging business offset some of the seasonality of retail sales as a majority of these sales occur in the fall and winter months.

Competition

Our products are subject to competition in all of our markets.  Our chief competitors for our primary products, include Tuscarora a division of SCA North America Inc., TCP Reliable Inc., Cold Chain Labs & Products Inc., Tech-Pak Inc., Newell Rubbermaid Inc., Life-Like Products LLC, Coleman Manufacturing Inc., 3M, Becton Dickinson and Company and others.

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

Manufacturing Operations

Our operations department employed 113 employees at March 31, 2004 engaged in manufacturing, purchasing, quality assurance and customer and technical service.  We do final assembly and testing of all of our products in our facilities located in Vancouver and Montreal.  We purchase raw materials from manufacturers in Canada and the United States.

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

Suppliers

Our products include a number of raw materials that we source from third party suppliers, including Packall Packaging Inc., Qualipak Inc., and St. Lawrence Chemical Inc. We generally attempt to use standard raw materials that are largely interchangeable and available from multiple vendors, although this is not always possible.  We generally deal with suppliers who have manufacturing or distribution capacity in more than one location to reduce the risk of a production slowdown because of a disruption in the supply of materials.  In cases where this is not possible or desirable, we may carry extra inventory at our locations.  We only have one long-term agreement with a supplier.  The availability of many of these raw materials is dependent in part on our ability to accurately forecast our future requirements.  While we have from time to time experienced shortages of these components, to date such shortages have not had a materially adverse effect on production or operating results.

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

The phrase “Flexible Ice™ Blanket” is a registered trademark in the United States. We seek trademark protection on brand names and corporate trademarks and from time apply for new trademark registrations in the United States and Canada for our new brands as they are developed. In addition, we endeavour to maintain our considerable proprietary know-how and trade secrets.

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

Organizational Structure

Previously, the Company had four active subsidiaries, Cryopak Corporation (“CC”), Northland Ice Gel Inc. (“NIG”), Ice-Pak Ltd. (“IP”) and Ice-Pak Inc. (“IPI”). CC was incorporated under the laws of the province of British Columbia and sold primarily the Cryopak Flexible Ice™ Blanket product line. NIG was incorporated under the laws of the province of British Columbia and manufactured all of the Company’s products except for the Ice-Pak product line.  As well, NIG sold the Company’s gel pak product line and provided custom packaging services. IP was incorporated under the laws of Canada.  IPI was incorporated in the state of Massachusetts. IP and IPI produced the Ice-Pak brands of hard bottles, gel paks and the Comfort Flexpak.  The Company’s ownership of IP and IPI was held through 2796112 Canada Inc., a company incorporated under the laws of Canada.

On April 1, 2004 the Company amalgamated Cryopak Corporation (“CC”), Northland Ice Gel Inc. (“NIG”), 2796112 Canada Inc., and Ice-Pak Ltd. (“IP”) into Cryopak Corporation Ltd (“CCL”). IPI’s name was changed to Cryopak Corporation Inc. (“CCI). The Company now carries on all of its business through CCL and CCI. In addition, the Company has two inactive subsidiaries, Northland Custom Packaging Inc. (a British Columbia corporation), and Cryopak International Inc. (a Barbados corporation).

Property, Plant and Equipment

The Company’s principal executive office is located in Vancouver in approximately 26,000 square feet of leased space which includes a production facility. As well, the Company has approximately 40,000 square feet of leased space in Montreal which includes a second production facility.

The Vancouver lease expires on January 31, 2005 and the Montreal lease expires on August 31, 2006.  The Company’s total rent payments for its office and production facilities in Fiscal 2004 was approximately $375,000.  We consider our existing facilities adequate to meet our current needs.  Continued growth will likely necessitate additional space in eastern Canada.

The following table details our fixed assets as of March 31, 2004.

	Historical Cost	Accumulated Amortization	Net Book Value

Computer hardware	$ 174,744	$ 106,439	$ 68,305
Computer hardware under capital lease	160,668	19,082	141,586
Computer software	283,483	181,747	101,736
Computer software under capital lease	116,200	9,400	106,800
Furniture and fixtures	38,673	25,560	13,113
Machinery under capital lease	1,098,657	686,227	412,430
Machinery	713,685	275,240	438,445
Dies/plates/molds	86,743	30,490	56,253
Automotive equipment	25,347	25,347	-
Office equipment	63,757	59,992	3,765
Artwork	25,342	-	25,342
Leasehold improvements	197,021	74,219	122,802

	$2,984,320	$1,493,743	$1,490,577

Item 5

Operating and Financial Review and Prospects

Overview

Revenues for Fiscal 2004 were $16.9 million compared to $14.2 million for the previous fiscal year, a 19% increase. The increase in revenue over the prior period was due to our acquisition of Ice-Pak in October 2002 and the ongoing growth in the sale of our existing products.

Net loss for Fiscal 2004 was $2.7 million as compared to a net loss of $2.4 million for the previous fiscal year. The loss for the year was primarily due to the high operating costs of our business in relation to our current sales volume which we have attempted to rectify during the course of the year. As the year progressed, we underwent significant cost-cutting in an effort to manage our sales and marketing and general and administrative expenditures to a level consistent with the gross margin we were generating from sales.

Net loss per Common Share for Fiscal 2004 was $0.08 on a weighted average number of 35,114,346 Common Shares outstanding compared to a loss of $0.08 per Common Share on a weighted average of 29,850,272 outstanding in the prior fiscal year.

For Fiscal 2004, cash used in operations was $0.3 million compared to the prior fiscal years total of cash used from operations of $1.4 million.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, and the useful lives of capital and intangible assets.  We evaluate our estimates on an ongoing basis, including those related to product returns, bad debts, inventories, capital and intangible assets, income taxes, warranty obligations, contingencies and litigation, the allocation of purchase price on business acquisitions, and other contingencies.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions, and such differences could be material.

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

•

We provide for valuation reserves against our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net recoverable amount based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those we project, additional inventory valuation reserves may be required.

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

•

We have acquired specialized capital assets, which in some cases would have little alternative value other than break-up value. If the market for our products changes and there is no use for these specialized assets, the carrying value of these assets may have to be reduced.

•

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate.  This process involves estimating the actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in future tax assets and liabilities that may be included in the consolidated balance sheet to the extent that a net future tax asset or liability exists. We evaluate our future income tax assets and currently believe their realization is not considered more likely than not.  Therefore, a valuation allowance is provided against the calculated amount of future tax assets.  The valuation allowance is based on our estimate of taxable income by jurisdiction in which we operate and the period over which our future tax assets will be recoverable.  In the event that actual results differ from these estimates, or we adjust these estimates in future periods, we may need to adjust the valuation allowance.

Operating Results

Sales and Gross Profit

Sales for Fiscal 2004 were $16.9 million, an increase of 19% over sales of $14.2 million in Fiscal 2003. The increase in sales occurred because of the acquisition of Ice-Pak in October 2002 and the year over year increase in sales of certain of our existing products. While we experienced significant sales growth in certain of our markets, we suffered some deterioration in sales within others.

Gross margin increased over the prior fiscal year due to the higher sales level in Fiscal 2004. However, our gross margin percentage decreased due to a number of factors.  The principal reason is that the Canadian dollar increased in value relative to the US dollar during the year and as the majority of our sales are denominated in US dollars, when we translated the US sales into Canadian dollars, we recorded lower sales. And because nearly all our raw materials costs and all our labour costs are incurred in Canadian dollars there was no corresponding decrease.

The same issues exist when looking at our sales and gross margin in Fiscal 2003 versus Fiscal 2002.

Geographic Revenues

For Fiscal 2004, sales to the United States represented 62% of our overall sales, as compared to 79% of the total in Fiscal 2003. Sales to the United States decreased by 7% to $10.4 million in Fiscal 2004 from $11.2 million in Fiscal 2003. For Fiscal 2002, sales to the United States represented 66% of our overall sales.

Sales and Marketing

Sales and marketing expenses consist of payroll and payroll-related expenses for sales and marketing personnel as well as costs of sales and marketing programs such as travel and entertainment, trade shows, advertising, seminars, and marketing publications.

Sales and marketing expenses totalled $3.1 million, or 19% of sales in Fiscal 2004 compared with $3.5 million or 25% of sales, in Fiscal 2003.  The decrease in expenses was due to the reduction of sales personnel early in the year and increased management of selling and marketing expenditures as we tried to reduce our operating costs. This was offset to some extent by additional charges for severance and the hiring of additional sales staff later in the year as we ramped up our sales effort in anticipation of revenue growth opportunities. We will continue to prudently manage our sales and marketing expenses in the future and increase our spending levels only if we see tangible revenue opportunities.

Sales and marketing expenses totalled $3.5 million or 25% of sales in Fiscal 2003 compared with $1.5 million, or 18% of sales, in Fiscal 2002.  The increase in expenses was due to the addition of sales personnel in our Vancouver, B.C. office and the addition of a US-based sales manager as we ramped up our sales effort in anticipation of revenue growth in excess of what was achieved.  Due to our increased sales activities in the United States we also incurred more commission expenses to outside brokers.

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

General and administrative costs totalled $2.7 million, or 16% of sales, in Fiscal 2004 compared with $2.9 million, or 21% of sales, in Fiscal 2003. The decrease in expenses was due to the reduction of personnel early in the year and increased management of general and administrative expenditures as we tried to reduce our operating costs. We do not foresee any increases in general and administrative expenses for Fiscal 2005.

General and administrative costs totalled $2.9 million, or 21% of sales, in Fiscal 2003 compared with $1.5 million, or 18% of sales, in Fiscal 2002.  General and administrative expenses increased by 95% due to the increased use of outside professionals during the year, the incremental management and administration personnel from the Ice-Pak acquisition, higher legal and accounting costs, and an increased focus on investor relations activities.

Amortization

Our amortization expenses increased in Fiscal 2004 due to the purchase of Ice-Pak part-way through Fiscal 2003. We allocated $1.4 million of the purchase price to customer relationships, which is being amortized over five years.  The consolidated results of operations also include the additional amortization expenses incurred from the amortization of the Ice-Pak capital assets acquired.

Other Income/Expense

During Fiscal 2004, we incurred $0.8 million of interest expense because of borrowings on our revolving credit facility and the convertible loan agreement.  In addition, we paid interest on the notes payable incurred as a result of the Ice-Pak acquisition.

Net Loss

Net loss per Common Share in Fiscal 2004 was $0.08 on a weighted average of 35,114,346 Common Shares outstanding compared to a loss $0.08 per Common Share in Fiscal 2003.

4

Liquidity and Capital Resources

Cash Resources and Liquidity

At March 31, 2004, we had negative working capital of $4.7 million as compared to negative working capital of $3.8 million for the year ended March 31, 2003.  At March 31, 2004 our short-term obligations include accounts payable and accrued liabilities, the convertible loan agreement, notes payable, deferred revenue, and the current portion of notes payable and capital leases.

The decrease in working capital was primarily due to the inclusion of the $3.6 million convertible loan (“CLA”) plus accrued and unpaid interest in current liabilities. The CLA matured on June 7, 2003 and we were unable to secure financing sufficient to retire the outstanding debt by that date.  In addition, the Company did not pay the interest accrued and payable on that date. We secured an interim extension to June 23, 2003 but have not received any formal extensions since that date. The principal and accrued interest owing on the matured $3.6 million convertible loan remains outstanding.  On October 31, 2003, we commenced an offer to the holders of the CLA to amend and restate the CLA, and announced that an agreement had been reached with ICSOS S.A. of Geneva, Switzerland to the proposed amendments. ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest in the total CLA. The offer was also made to the remaining holders with an interest in the CLA on the same terms but we have yet to receive a formal response to that proposal and we have decided at this time to withdraw our offer. We continue to hold discussions with representatives for the holders of that loan with a view to formalizing an extension of the loan maturity or other resolution.

Accounts receivable at March 31, 2004 was $2.8 million as compared to $4.0 million at the end of Fiscal 2003.  Inventory totals for March 31, 2004 were $1.8 million, down from $2.2 million at March 31, 2003. The decrease in accounts receivable and inventory is attributable to our efforts to more aggressively  manage these assets. We carry a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

We have a comprehensive secured lending arrangement with a Canadian commercial bank.  The arrangement provides an operating line of credit totalling $4 million, secured by accounts receivable and inventory, subject to margin limits.  At March 31, 2004, this limit was $2.0 million and $1.9 million was drawn on the line.  This facility is due on demand and bears interest at prime plus 1.25% per annum. At March 31, 2004 we were in breach of certain financial covenants but the lender has provided a waiver.

Cash Flow From Operations

Cash used in operations was $0.3 million in Fiscal 2004 compared with cash used in operations of $1.4 million in Fiscal 2003.  Cash used in operations, before changes in non-cash working capital items, was $1.5 million in Fiscal 2004 as compared with cash used in operations of $1.4 million in Fiscal 2003.

Investing Activities

On October 25, 2002, the Company completed the acquisition of the shares of Ice-Pak. The cost of this acquisition was allocated as follows:

Cash

$        5,591

Current assets

2,028,291

Equipment

811,068

Customer relationships

1,369,000

Goodwill

   3,558,818

Total assets acquired

7,772,768

Current liabilities

   (1,852,521)

Purchase price

$ 5,920,247

We acquired Ice-Pak for a cost of $5,920,247 plus contingent consideration of $500,000 in notes payable based on Ice-Pak achieving certain revenue targets over the period October 1, 2002 to September 30, 2003.  We determined in the fourth quarter of Fiscal 2004 that this contingent consideration had been earned; accordingly, $500,000 has been accrued as an additional cost of the acquisition and included in goodwill. A portion of the consideration was Common Shares, currently held in escrow, which are to be released over the course of the next three years if Ice-Pak achieves certain revenue and gross margin targets.  We determined in the fourth quarter of Fiscal 2004 that the gross margin targets had not been met so no shares have been released at this time.

The acquisition of these assets was financed with the proceeds of the private placement referred to below under the heading “Financing Activities”.

We monitor our costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During Fiscal 2004, 2003 and 2002, we spent $134,663, $363,374, and $80,314 respectively for purchase of capital assets, the majority of which was for computer hardware, computer software, and manufacturing equipment necessary to support the growth of our business.

Financing Activities

In December 2003, we completed a private placement in the aggregate amount of $1.65 million through the sale of 5,907.783 units.  Each unit consists of one Common Share and one-half of one Common Share purchase warrant.  One whole warrant entitles the holder to acquire one Common Share at a price of $0.37 per share at any time for a period of two years.  Finder’s fees totalling $28,525 were paid in connection with this private placement. The proceeds from the offering were used to repay a $0.5 million bridge loan and the balance used for working capital purposes.

Summary Of Debt

Long-term debt is comprised of the convertible loan, notes payable to related parties and capital lease obligations. These amounts are summarized as follows:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)
Current portion	$ 4,399,289	$3,637,500	$500,000	$261,789
Long-term portion	652,195	_______--	333,333	318,862
Total	$ 5,051,484	$3,637,500	$833,333	$580,651

(1)

The convertible loan matured on June 7, 2003 and bears interest at 10% per annum.  The Company was unable to repay the loan and is currently negotiating with the note holders for an extension or other resolution.

(2)

The balance due to the note holders is due to be paid as follows: $167,000 due in June 2004; $333,333 due in September 2004; $333,333 due in September 2005. The notes pay interest at bank prime rate +2%.

(3)

The capital lease maturities range from 2005 to 2008 and at various interest rates ranging from 10.3% to 18%.

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

Contractual Obligations

As of March 31, 2004 we are subject to the following contractual commitments (in thousands of Canadian dollars):

	Total	Payments due by Period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt	$3,637	$3,637	$ -	$ -	$ -
Capital Lease Obligations	581	262	319	-	-
Operating Lease Obligations	674	377	297	-	-
Notes Payable	833	500	333	-	-
Total	$5,725	$4,776	949	$ -	$ -

Outlook

Our short-term business goal is to generate positive cash flow while re-building our platform for future growth. Our new management team has reduced all non-essential spending, we are undergoing a process of reviewing our product lines to see where we can improve our margins, and we have installed a new management information system so that we have the information to better manage our business. Our long-term goal is to achieve growth internally through increased sales of our existing products and externally by strategic acquisitions.

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

Foreign Exchange Risks And Inflation

In Fiscal 2004, we generated approximately 62% of our revenues in the United States.  We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars translated at the closing spot rates for the U.S. dollar at the end of each month.   To date, we have not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses.

We do not hold, and we have not entered into, a market risk sensitive instrument for trading purposes. We believe that inflation and other changes in prices have not had a material effect on us.

Item 6

Directors, Senior Management and Employees

The following table lists, as of June 30, 2004, the names of our executive officers and directors.  The directors are elected at each Annual General Meeting and remain in office until the next Annual General Meeting or until a successor is duly elected, unless his or her office is otherwise vacated in accordance with the Articles of the Company.

Executive Officers and Directors

Name	Age	Title	Date First Elected/Appointed

John McEwen (1) (2)	53	Director	August 22, 1995
John Morgan	60	Director	March 19, 1999
Ross Morrison (2) (3)	64	Director	April 22, 1999
Martin Carsky	37	President, CEO and Director	February 24, 2004
Hugh Richardson (1) (3)	62	Director	February 24, 2004

(1)

Member of Audit Committee.

(2)

Member of Compensation Committee.

(3)

Member of Governance Committee.

All of the Directors are ordinarily residents of Canada.

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

John Morgan became the Vice-Chairman of the Board on January 9, 2004. Previously, he had been the President and Chief Executive Officer of the Company since February 5, 2001 and holds an MBA from Queen’s University and a BA in Psychology from the University of Manitoba.  Before joining the company, Mr. Morgan held the position of President & CEO with Versacold Corporation, a service provider in the Canadian frozen and refrigerated food industry, which he transformed from a regional provider into a national corporation.  He also held the position of President & CEO with Labatt Breweries and provided the leadership that was instrumental in reversing a two-year market decline while generating record market share and profits.

Martin Carsky was named President and Chief Executive Officer of Cryopak in January of 2004. Mr. Carsky joined the company in June of 2003 as Chief Financial Officer and has been responsible for leading cost-reduction initiatives and re-positioning efforts. In his new role, Mr. Carsky is responsible for developing and executing on Cryopak’s growth strategy as well as overseeing the day-to-day activities.

Mr. Carsky has over 15 years of corporate finance and management experience. He brings extensive capital markets, corporate development, and restructuring experience to Cryopak. Before joining the company, Mr. Carsky was the Vice-President, Finance and Corporate Secretary for Anthem Works Ltd. (formerly Anthem Properties Corp.), a real estate development and operating company. Prior to that Mr. Carsky was the Director, Corporate Finance for the Loewen Group Inc. (now Alderwoods Group, Inc.) during its rapid growth period in the mid-1990’s. Mr. Carsky then spent several years consulting to various mid-market companies on mergers and acquisition and restructuring initiatives before joining Anthem. Mr. Carsky is a Chartered Accountant and holds a BSc in Chemistry from the University of British Columbia. Mr. Carsky is also a Director of Kruger Capital Corp., a TSX-Venture Exchange-listed real estate holding company.

Mr. Richardson has been a Director of Cryopak since February, 2004. He is currently Vice-President of Apps West Express Inc., a Canadian transcontinental transport company. Mr. Richardson has over 35 years of financial and operating experience with organizations such as TNT Transport Group and Canada Steamship lines, where he served as General Manager and courier division President, respectively. After leaving the Reimer Group, where he was President of Intercity Truck lines from 1987, he formed a family holding company that contracted services to the Intermodal Division of CN Rail. He subsequently sold this operation to CN after taking it public in 1996. Later that year, Mr. Richardson was part of a Canadian-led solid waste environmental initiative to Malaysia as a senior consultant for collection activities. On returning to Canada in 1998, he began working with Apps West after his family holding company acquired a significant interest in the company. Mr. Richardson also has interests in two other transport related companies in Vancouver and Toronto, as well as real estate interests in Vancouver, Whistler and Las Vegas. Mr. Richardson was educated at Auckland University and is a Chartered Accountant.

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

Audit Committee

The members of our Audit Committee in Fiscal 2004 were Messrs. John McEwen, (Chairman), Ross Morrison, and Hugh Richardson (each of whom is an independent director).  That committee is responsible for reviewing our financial reporting procedures, internal controls and the performance of our external auditors.  The Committee also reviews quarterly financial statements and makes inquiries of management regarding the financial information and managements’ discussion and analysis before public release.  In addition, that committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board of Directors and is available for consultation by management or our Auditors.  The Audit Committee met three times during Fiscal 2004.

Compensation Committee

In Fiscal 2004, the Compensation Committee of the Board of Directors was composed of Messrs. John McEwen (Chairman) and Ross Morrison, each of whom is an “unrelated” director.  That committee is responsible for compensation matters concerning our senior officers.  The Committee held one meeting in Fiscal 2004.

Governance Committee

In Fiscal 2004, the Governance Committee of the Board of Directors was composed of Messrs. Ross Morrison and Mr. Donald Lyons, who resigned in April 2004, each of who is an “unrelated” director. In June of 2004, Mr. Hugh Richardson was appointed to the Governance Committee. That committee is responsible for the governance of the Company.  The Committee did not hold any meetings in Fiscal 2004.

Compensation of Directors and Officers

The following table is a summary of compensation of our Executive Officers and Directors during Fiscal 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards	Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs(1) Granted	Restricted Shares or Share units	LTIP(2) Payouts	All other Compen-sation
		($)	($)	($)	($)	($)	($)	($)
John Morgan, Former President and Chief Executive Officer	2004	65,250	Nil	151,650	Nil	Nil	Nil	Nil
Martin Carsky, President and Chief Executive Officer	2004	126,154	28,500	Nil	250,000	Nil	Nil	Nil

(1)

“SARs” means share appreciation rights.

(2)

“LTIP” means long-term incentive plan.  The Company does not currently have a long-term incentive plan.

Option/SAR Grants During the Most Recently

Completed Fiscal Year

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price	Market Value of Securities Underlying Options/SARs on the Date of Grant	Expiration Date
	(#)		($/Security)	($/Security)
Hugh Richardson	100,000	7	0.25	0.23	02/25/09
John McEwen	50,000	4	0.25	0.23	10/30/07
Martin Carsky	100,000	7	0.52	0.52	06/18/08
Martin Carsky	50,000	4	0.47	0.47	09/09/08
Martin Carsky	100,000	7	0.27	0.27	12/12/08
Ross Morrison	100,000	7	0.25	0.23	02/25/09

Employees

At the end of Fiscal 2004, we had 113 employees engaged in sales and marketing, and operations.  We also have several contract employees.  All our Vancouver-based plant employees are represented by the International Woodworkers’ of America and we believe that we have a good relationship with our employees.  Our plant workers in Montreal are not unionized.

Share Ownership

Set out below is information concerning the ownership and control of voting securities by our Directors and Executive Officers.

Shareholdings of Directors and Executive Officers

As of June 30, 2004

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (9)

Common	John McEwen	187,895	0.4%
Common	John Morgan	643,500	1.7%
Total Directors/Officers As a Group (2 persons)		831,395	2.1%

We are not a party to nor are we aware of any arrangements or agreements, the operation of which would result in a change of control of the Company.

Long-Term Share Compensation Plan

The Company does not currently have a long-term share compensation plan and there are no plans to institute one at this time.

Item 7.

Major Shareholders and Related Party Transactions

Major Shareholders

As of June 30, 2004, we estimate that the percentage of our outstanding Common Shares held by residents of the United States is approximately 42%, held by over 1,615 holders.  However, given that a large portion of the Common Shares are held through depositories and intermediaries, these figures may be inaccurate.

The following table provides information known to us with respect to our major shareholders, being any person which, to our knowledge, beneficially owns 5% or more of our outstanding Common Shares:

Name	No. of Shares Beneficially Owned	% of Outstanding Shares
Esarbee Investments Limited	7,815,714	20.1%

None of our major shareholders have different voting rights compared with other holders

Related Party Transactions

The aggregate indebtedness to the Company and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Company and its subsidiaries outstanding as at June 30, 2004 in connection with a purchase of securities of the Company or its subsidiaries is $394,000.

Table of Indebtedness of Directors, Executive Officers and Senior Officers in Connection with a Purchase of Securities of the Company or its Subsidiaries

Name & Principal Position with the Company	Involvement of Company or Subsidiary as Lender	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at June 30, 2004	Financially Assisted Securities Purchases During Last Completed Financial Year	Security for Indebtedness
John F. Morgan (former President and CEO)	Subsidiary (1)	$394,000	$394,000	NIL	NIL

(1)

Signing bonuses by way of interest free, forgivable loans which were used for the purposes of purchasing a total of 500,000 Common Shares.

Table of Indebtedness of Directors, Executive Officers and Senior Officers Other Than in Connection with a Purchase of Securities of the Company or its Subsidiaries

Name & Principal Position with the Company	Involvement of Company or Subsidiary	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at June 30, 2004
Harry Bygdnes (former Director(1)) together with Leigh Jeffs (former Director)	Company(2)	$48,371	$73,304

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

5

Item 8

Financial Information

To aid you in your analysis, we are providing the following selected consolidated statement of operations data for the fiscal years ended March 31, 2004, 2003 and 2002.  These figures are derived from our audited consolidated financial statements included elsewhere in this Annual Report.

When you read the following selected consolidated financial data it is important that you also read the section of the Annual Report entitled “Operating and Financial Review and Prospects,” in the Financial Statements and related Notes appearing elsewhere in this Annual Report.

Year Ended March 31

2004

2003

2002

(Dollars in thousands, except per share data)

Consolidated Statements of Operations Data:

Sales	$16,919	$14,198	$8,453
Cost of sales	11,331	8,723	4,574

Gross Profit	5,588	5,475	3,879

Operating expenses:
Sales and marketing	3,138	3,458	1,502
General and administrative	2,732	2,913	1,491
Amortization	1,059	584	338
Interest on bank operating line	171	116	59

Total operating expenses	7,100	7,071	3,390

Income/loss from operations	(1,512)	(1,596)	489

Other expenses (earnings)
Other income	585	47	(19)
Interest on long-term debt and other finance costs	651	778	782
	1,236	825	763

Net loss for the year	$(2,748)	$(2,421)	$(274)

Basic loss per share	$(0.08)	$(0.08)	$(0.01)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$ Nil	$ Nil	$ 43
Working capital	(4,750)	(3,852)	464
Total assets	$13,978	15,954	7,377
Long-term obligations	652	700	4,035
Total liabilities	10,210	11,091	6,999
Preferred stock	--	--	--
Total shareholders’ equity	3,768	4,863	378

6

Summary Quarterly Consolidated Financial Information

(Dollars in thousands, except per share data)

	Fiscal 2004				Fiscal 2003
Quarter ended	Jun	Sep	Dec	Mar	Jun(1)	Sep(1)	Dec(1)	Mar

Revenue	$6,155	$3,485	$3,421	$3,858	$2,707	$2,700	$3,780	$5,011
Net earnings /(loss)	(624)	(1,387)	(538)	(200)	169	(295)	(325)	(1,969)
Basic EPS	(0.02)	(0.04)	(0.02)	0.00	$0.01	$(0.01)	$(0.01)	$(0.06)

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

Effects On Net Earnings/(Loss)

	Three months ended
	June 30, 2002	September 30, 2002	December 31, 2002	Nine months ended December 31, 2002
Revenue adjustments	$ (183)	$ (261)	$ 34	$ (410)
Inventory adjustments	-	(219)	(82)	(301)
Stock compensation charges	(12)	(26)	(19)	(57)
Prepaid expense adjustments	-	(121)	(16)	(137)
Purchase price adjustments	-	-	(118)	(118)
Total effect on net earnings/(loss)	$ (195)	$ (627)	$ (201)	$ (1,023)

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

The following table lists the high and low trading prices on TSX Venture Exchange and the OTCBB for our Common Shares for the periods noted.  The closing trading price of the Common Shares on June 30, 2004 on the TSX Venture Exchange was $0.17 and on OTCBB was $0.12 (USD).

TSX Venture Exchange

OTCBB

Fiscal Year

(CDN $)

(US $)

Ended

High

Low

High

Low

March 2004

0.90

0.17

0.70

0.14

March 2003

1.07

0.80

0.73

0.55

March 2002

1.39

0.97

0.96

0.60

March 2001

0.76

0.60

0.52

0.38

March 2000

1.23

0.85

N/A

N/A

TSX Venture Exchange

OTCBB

(CDN $)

(US $)

Quarter Ended

High

Low

High

Low

March 2004

0.27

0.17

0.20

0.14

December 2003

0.36

0.22

0.34

0.16

September 2003

0.58

0.28

0.43

0.22

June 2003

0.90

0.45

0.70

0.31

March 2003

1.07

0.80

0.73

0.55

December 2002

0.89

0.80

0.63

0.49

September 2002

1.00

0.75

0.66

0.44

June 2002

1.09

0.86

0.70

0.55

March 2002

1.39

0.97

0.96

0.60

TSX Venture Exchange

OTCBB

 (CDN $)

(US $)

Month Ended

High

Low

High

Low

March 2004

0.25

0.17

0.18

0.14

February 2004

0.25

0.20

0.20

0.15

January 2004

0.27

0.20

0.20

0.15

December 2003

0.30

0.22

0.22

0.16

November 2003

0.34

0.26

0.29

0.19

October 2003

0.36

0.27

0.34

0.22

7

Item 10

Additional Information

Share Capital

Our authorized capital consists of 100,000,000 Common Shares, without par value of which there were 38,790,587 issued and outstanding on March 31, 2004 (32,295,304 on March 31, 2003) and 100,000,000 Class ”A” Preferred Shares, without par value, issuable in series of which there were nil outstanding on March 31, 2004 (nil on March 31, 2003).

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

Other Convertible Securities

We issue from, time to time, to our directors, officers, employees and certain consultants, options under our option incentive plan.  On March 31, 2004, options to purchase 2,905,000 Common Shares are outstanding with exercise prices ranging between $0.25 and $0.95

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc., (“NCK”) a company owned by two former directors of the Company, we issued 500,000 Common Shares at a value of $0.30 each ($150,000) for the acquisition of a license for the use of patents.  We are further obligated under the terms of that agreement to issue an additional 3,000,000 Common Shares for no additional consideration to NCK based upon certain cumulative cash flow criteria.  Effective October 8, 2002, an amended agreement was entered into whereby the 3,000,000 Common Shares are to be automatically issued over a six-year period for no additional consideration.  In Fiscal 2003, 468,750 shares were issued, while $506,250 was paid to settle the obligation related to 675,000 shares.  In Fiscal 2004, 337,500 shares were issued.

The remaining 1,518,750 shares will be issued as follows:

2005

337,500

2006

337,500

2007

337,500

2008

337,500

2009

168,750

1,518,750

In February 2000, the Company issued an unsecured convertible loan agreement (the “CLA”) in the principal amount of $3,637,500.  The CLA bears interest at 10.0% per annum, payable annually and matured on June 7, 2003.  The CLA was convertible into units at a price of $1.25 per unit in the first year after issuance, $2.00 in the second year and $3.00 in the third year.  Each unit consisting of one Common Share and one-half of a Common Share purchase warrant.  Each full warrant entitles the holder to purchase an additional Common Share at the same conversion price.  As of March 31, 2004, none of the CLA had been converted.  We were unable to repay the amounts owing on the CLA on its maturity on June 7, 2003.  We are in discussions with the holders of the CLA regarding the possible extension or amendment of the terms of the CLA.

In April 2002, we completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 Common Shares and the issuance of 3,375,000 warrants. One whole Warrant entitles the holder to acquire one Common Shares at a price of $1.25 per share at any time until April 26, 2004.  Finder’s fees including $0.5 million and an additional 375,000 Warrants were paid in connection with this private placement.

In February 2003, we completed a private placement in the aggregate amount of $1,200,000 through the sale of 1,500,000 shares.

In December 2003, we completed a private placement in the aggregate amount of $1.65 million through the sale of 5,907,783 units.  Each unit consists of one Common Share and one-half of one Common Share purchase warrant.  One whole warrant entitles the holder to acquire one Common Share at a price of $0.37 per share at any time for a period of two years.  Finder’s fees totalling $28,525 were paid in connection with this private placement. The proceeds from the offering were used to repay a $0.5 million bridge loan and the balance used for working capital purposes.

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

Material Contracts

The following is a list of the material contracts entered into by the Company, other than in the ordinary course of business, which we have entered into in the prior two years:

(1)

Asset Purchase Agreement dated October 25, 2002 between the Company, 2796112 Canada Inc. and Ice-Pak (see item 4: “Information on the Company”); and

(2)

Credit Agreement dated October 16, 2002, amended October 28, 2003 and March 10, 2004, between the Company and HSBC Bank Canada.

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

A holder of the Common Shares who is not a resident of Canada will not be subject to tax under the Income Tax Act (Canada) on capital gains realized on the disposition of such Common Shares unless they are deemed to be “taxable Canadian property” and the holder is not entitled to relief under a bilateral tax treaty. Common Shares will be deemed to be taxable Canadian property if they are used by the non-resident holder in carrying on a business in Canada or if, at any time during the five year period immediately preceding the disposition, the non-resident person and persons with whom the non-resident person did not deal at arm’s length, owned, had rights to acquire, or held an interest in 25% or more of the outstanding securities of any class.  If deemed to be “taxable Canadian property” to shareholders residing in the United States, any resulting capital gain which may be realized on the disposition of such shares which would otherwise be subject to tax in Canada, will be exempt from tax in Canada under the tax treaty between Canada and the United States, provided that the shares do not form part of the business property of a permanent establishment or fixed base through which the United States shareholder carries on business or performs independent personal services in Canada.

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

Additional Information

Additional financial information is also included in our financial statements for Fiscal 2004 and Fiscal 2003, together with the notes thereto and the Auditors’ reports on those statements, copies of which are attached to this Annual Report.

A copy of our 2003 Report to Shareholders and other documents referred to herein, as well as a copy of this Annual Information Form/Form 20-F Annual Report may be obtained without charge by written request to the Secretary of the Company.

The Company is subject to reporting requirements as a “reporting issuer” under applicable securities legislation in Canada and as a “foreign private issuer” under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission .

Documents on Display

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

Dividends and Paying Agents

N/A

Statements by Experts

N/A

Subsidiary Information

N/A

8

Item 11

Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Business Risks

Information regarding the business risks facing us can be found under the headings “Risk Factors” and “Information about the Company” elsewhere in this Annual Report.

Foreign Exchange Risks And Inflation

We generate approximately 62% of our revenues in US dollars.  We record U.S. dollar denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars based on the closing rates for the U.S. dollar at the end of each month. To date, we have not engaged in any currency hedging to minimize the effects of these gains or losses.  We do not hold, and have not entered into any market risk sensitive instruments for trading purposes.

Inflation and other changes in prices have not had a material effect on our operations or results.

Item 12

Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13

Defaults, Dividend Arrearages and Delinquencies

There have been no material defaults in the payment of principal, interest, any sinking or purchase fund instalment or other material default with respect to any indebtedness of the Company or its consolidated subsidiaries, except the current defaults under the Company’s CLA, as discussed elsewhere in this Annual Report and in Notes 9 and 10 of our consolidated financial statements for Fiscal 2004 attached hereto.

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

Item 15

Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, summarized and reported on a timely basis. The Company’s President, Chief Executive Officer and Director, Mr. Martin Carsky with the assistance of other members of management, performed an evaluation of the Company’s disclosure controls and procedures at March 31, 2004. Based on that evaluation, they concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2004, to achieve their intended objectives. There have not been any material changes in the Company’s internal control over financial reporting during Fiscal 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16

(A)

Audit Committee Financial Expert

Our Audit Committee is composed of three independent directors, Messrs. John McEwen, (Chairman), Ross Morrison, and Hugh Richardson.  In accordance with the SEC rules promulgated in connection with the Sarbanes-Oxley Act of 2002, the Company’s Board of Directors has assessed the qualifications and experience of the members of the audit committee and has determined that Mr. Richardson, a Chartered Accountant, qualifies as an audit committee financial expert.

Item 16

(B)

Code of Ethics

We have drafted but not yet put into effect our code of ethics for executive officers. We plan to put this into effect during Fiscal 2005 and will post it on our website at www.cryopak.com.

Item 16

(C)

Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by the Company to its independent accountants, KPMG LLP, for each of its previous two fiscal years.

2004

2003

(unaudited)

(unaudited)

Audit fees

$

136,427

$

241,542

Audit related (1)

4,000

17,640

Tax (2)

42,000

12,000

Other

0

0

Balance as at March 31

$

182,427

$

271,182

(1) Audit-related fees consist principally of fees for gross sales report and due diligence services

(2) Tax fees consist of fees for tax compliance and tax consultation services

The Company’s Audit Committee nominates and engages the Company’s independent auditors to audit its financial statements. In Fiscal 2003, the Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging the Company’s independent auditors to provide any other audit or permitted non-audit services to the Company.

Item 16

(D)

Exemptions from the Listing Standards for Audit Committees

None.

Item 16

(E)

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

9

PART III

Item 17

Financial Statements

The financial statements required under Item 17 of this Annual Report are attached and found immediately following the text of this Annual Report.  The audit report of our independent Auditors, KPMG LLP, Chartered Accountants, is included immediately preceding the audited financial statements.

Audited Consolidated Financial Statements for the Fiscal Year ended March 31, 2004

•

Auditor’s Report, dated June 3, 2004

•

Consolidated Balance Sheets at March 31, 2004 and March 31, 2003

•

Consolidated Statements of Operations and Deficit for the years ended March 31, 2004, March 31, 2003, and March 31, 2002

•

Consolidated Statements of Cash Flows for the years ended March 31, 2004, March 31, 2003, and March 31, 2002

•

Notes to Consolidated Financial Statements

10

Financial Statements of

CRYOPAK INDUSTRIES INC.

Years ended March 31, 2004, 2003 and 2002

1

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Cryopak Industries Inc. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

June 3, 2004

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1, or when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to the financial statements.  Our report to the shareholders dated June 3, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference in the auditors’ report to such events and conditions, or to a change in accounting principles when the change is properly accounted for, when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada

June 3, 2004

2

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2004 and 2003

2004

2003

Assets

Current assets:

Short-term investments

$

-

$

6,133

Accounts receivable, allowance for doubtful accounts (schedule 1)

2,833,627

3,999,698

Advances to related company (note 7)

48,371

88,590

Inventory (note 5)

1,762,476

2,164,001

Prepaid expenses

163,566

281,147

4,808,040

6,539,569

Property, plant and equipment (note 6)

1,490,577

1,846,592

Long-term deposits

112,285

112,285

Intangible assets (note 8)

1,113,949

1,501,981

Goodwill (note 8)

6,453,268

5,953,268

$

13,978,119

$

15,953,695

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness (note 9)

$

1,870,959

$

2,621,928

Accounts payable and accrued liabilities

3,182,632

3,658,897

Current portion of notes payable to related parties

500,000

166,667

Current portion of obligations under capital lease

261,789

210,424

Convertible loan (note 10)

3,637,500

3,610,180

Deferred revenue

105,448

123,408

9,558,328

10,391,504

Note payable to related parties (note 7)

333,333

333,333

Obligations under capital lease (note 11)

318,862

366,204

10,210,523

11,091,041

Shareholders’ equity:

Share capital (note 12)

9,393,383

7,736,061

Convertible loan (note 10)

373,735

373,735

Share purchase loan (note 14)

(394,000)

(394,000)

Warrants (note 12 (f))

225,610

225,610

Contributed surplus

291,894

296,379

Deficit

(6,123,026)

(3,375,131)

3,767,596

4,862,654

$

13,978,119

$

15,953,695

Operations (note 1)

Commitments and contingencies (notes 17 and 21)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ “Martin Carsky”

Director

/s/ “John A. McEwen”

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Sales

$

16,919,583

$

14,198,463

$

8,452,729

Cost of sales (schedule 2)

11,331,067

8,723,293

4,573,482

Gross profit

5,588,516

5,475,170

3,879,247

Expenses:

Sales and marketing (schedule 3)

3,137,847

3,457,963

1,501,687

Administration (schedule 3)

2,731,977

2,913,445

1,490,739

Amortization

1,058,945

583,741

338,643

Interest on bank operating line

171,336

115,674

59,326

7,100,105

7,070,823

3,390,395

Earnings (loss) from operations

(1,511,589)

(1,595,653)

488,852

Other earnings (expense):

Other income (expense)

(584,700)

(47,303)

18,815

Interest on long-term debt and other
finance costs

(651,606)

(777,886)

(781,426)

(1,236,306)

(825,189)

(762,611)

Loss for the year

(2,747,895)

(2,420,842)

(273,759)

Deficit, beginning of year

(3,375,131)

(448,039)

(11,653,593)

Cash Settlement of Contingent Shares
(note 12(d))

-

(506,250)

-

Allocation of deficit to reduce share
capital (note 12(e))

-

-

11,479,313

Deficit, end of year

$

(6,123,026)

$

(3,375,131)

$

(448,039)

Loss per share (note 16)

$

(0.08)

$

(0.08)

$

(0.01)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Cash provided by (used in):

Operations:

Loss for the year

$

(2,747,895)

$

(2,420,842)

$

(273,759)

Items not involving cash:

Amortization

1,058,945

583,741

446,051

Dispute settlement

125,000

-

-

Accretion of convertible loan (note 10)

27,320

142,967

137,307

Bonus shares

-

-

50,000

Stock-based compensation

(65,024)

296,379

-

Amortization of deferred financing

67,125

-

-

Write-off of property, plant and equipment

5,475

21,678

-

Changes in non-cash operating working capital:

Accounts receivable

1,166,071

(928,896)

(424,610)

Advances to related company

40,219

61,977

3,525

Prepaid expenses

117,581

86,421

(278,440)

Inventory

401,525

(498,915)

(214,835)

Accounts payable and accrued liabilities

(476,265)

1,085,999

662,812

Deferred revenue

(17,960)

123,408

-

(297,883)

(1,446,083)

108,051

Investments:

Acquisition, net of cash acquired (note 4(a))

-

(5,284,656)

-

Purchase of property, plant and equipment

(134,663)

(363,374)

(80,314)

Proceeds from sale of short-term investments

6,133

125,867

-

Payment of long-term deposits

-

(112,285)

-

(128,530)

(5,634,448)

(80,314)

Financing:

Proceeds from (repayment of) bank indebtedness

(750,969)

1,714,619

304,624

Repayment of capital lease

(248,811)

(171,563)

(122,255)

Issuance of shares for cash

1,654,179

7,680,270

10,299

Share issue costs

(61,319)

(539,864)

(76,856)

Settlement of contingent shares (note 12(g))

-

(506,250)

-

Repayment of notes payable

(166,667)

(503,129)

(123,938)

Repayment of term loan

-

(636,167)

-

426,413

7,037,916

(8,126)

Increase (decrease) in cash and cash equivalents

-

(42,615)

19,611

Cash and cash equivalents, beginning of year

-

42,615

23,004

Cash and cash equivalents, end of year

$

-

$

-

$

42,615

Supplementary information (note 18).

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

1.

Operations:

Cryopak Industries Inc. (the "Company") is incorporated under the laws of British Columbia.  With facilities in Vancouver and Montreal, the Company is a leading provider of temperature-controlling products and solutions. Cryopak develops, manufactures and sells reusable ice substitutes, flexible hot and cold compresses, reusable gel ice and instant hot and cold packs to retailers and consumer goods companies. These products are marketed under the brand names Ice-Pak™, Flexible Ice™ Blanket, Simply Cozy®, and Flex Pak™. Cryopak also engineers solutions and supplies products that help customers safely transport their temperature sensitive pharmaceuticals and other products. The Company develops, manufactures and markets temperature-controlling products including a patented, flexible, re-usable thermal blanket.  Cryopak products, including gel packs and related products, are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily household cooling applications.

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

During the years ended March 31, 2004, 2003 and 2002, the Company incurred losses of $2,747,895, $2,420,842 and $273,759, respectively, and during the year ended March 31, 2004, the Company experienced negative cash flow from operations of $297,883.  As at March 31, 2004, the Company has a deficit of $6,123,026, a working capital deficiency of $4,750,288, and was in violation of certain debt covenants (note 9(a)), for which the bank, subsequent to year end, has communicated that a forbearance has been granted until July 31, 2004.  In addition, the Company has defaulted on the repayment of the convertible loan (note 10).

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

1.

Operations (continued):

The Company’s future operations are dependent upon the continued market acceptance of its products and services, the Company’s ability to secure sufficient financing to continue development of its business, the successful renegotiation of the terms of repayment of the convertible loan, complying with future debt covenant requirements, the continued support of creditors and shareholders and, ultimately, the achievement of profitable operations.  It is the Company’s intention to renegotiate the convertible loan repayment terms.  The Company may need to obtain additional financing to satisfy its future working capital and cash requirements or to comply with its debt covenants.  There can be, however, no certainty that financing will be available or be available on reasonable terms, that the Company will be able to successfully renegotiate the convertible loan repayment terms, or that the Company will be able to comply with its debt covenants in the future.

2.

Significant accounting policies:

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.  A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 20.

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

(b)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management judgment and estimates includes the allocation of purchase price on business acquisitions, assessments of impairment of property, plant, equipment, goodwill and intangible assets, for rates of amortization, and on recoverability of accounts receivable, inventory, and future income tax balances.  Actual results could differ from those estimates.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

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

Furniture, fixtures, machinery, automotive equipment, dies, plates, moulds and office equipment

5 years

Leasehold improvements

Lesser of useful life or initial term of lease

The recoverability of property, plant and equipment is based on factors such as future asset utilization and the future undiscounted cash flows expected from the use of the related assets.  An impairment loss is recorded in the period when it is determined that the carrying amount of the asset is not recoverable.  At that time the carrying amount is written down to the fair value.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

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

The second step has not been required, but would be carried out if the carrying amount of a reporting unit exceeded its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss.  The implied fair value of the reporting unit's goodwill is determined in the same manner as the value of goodwill determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

(i)

Revenue recognition:

Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured, which is generally upon the later of shipment or when title passes to the customer depending on the contractual terms.  Deferred revenue is recorded when cash is received in advance of the revenue recognition criteria being met.  When applicable, a provision is made at the time of sale for anticipated sales returns.  The Company bases its estimates for sales returns on historical experience and has not experienced significant variations between estimated and actual return activity.  Revenue from contracts with multiple-element arrangements are recognized as each element is earned, with the arrangement consideration allocated to the undelivered elements based on their fair value, and the residual consideration allocated to the delivered elements.

(j)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and for tax loss carryforwards.  The resulting changes in the net future income tax asset or liability are generally included in income.  Future income tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated and if realization is not considered to be “more likely than not”, a valuation allowance is provided.

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

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

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

(n)

Stock-based compensation:

The Company has a stock-based compensation plan.  No compensation expense is recognized for this plan when share options are issued to employees.  Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (note 12(b)).  The Company recognizes compensation expense for stock options issued to non-employees for services received based on the fair value of the services rendered or equity instrument issued, whichever is more reliably determinable, with an offsetting amount recorded to contributed surplus.

(o)

Earnings per share:

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued):

(o)

Earnings per share (continued):

The weighted average number of common shares used for basic earnings (loss) per share calculations includes escrow shares from the date when the conditions for their release have been met and includes commitment shares subject to only a time release from the date of the commitment.

Diluted earnings (loss) per common share is calculated using the treasury stock method and reflects the potential dilution of securities by including warrants and stock options in the weighted average number of common shares outstanding for a period, if dilutive.

(p)

Related party transactions:

Related party transactions in the normal course of operations are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(q)

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

3.

Change in accounting policies:

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

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

3.

Change in accounting policies (continued):

(a)

Business combinations, goodwill and other intangible assets (continued):

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

2004

2003

2002

Loss for the year

$

2,747,895

$

2,420,842

$

273,759

Amortization of goodwill

-

-

136,008

Loss before amortization of goodwill

$

2,747,895

$

2,420,842

$

137,751

Loss per share:

Before amortization of goodwill

$

(0.08)

$

(0.08)

$

(0.01)

Goodwill was reviewed for impairment in the current year, and no impairment charge was required.

(b)

Stock-based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards.  The Company is required to record compensation expense for all awards granted to non-employees on or after April 1, 2002.  For the year ended March 31, 2004, the Company recorded a recovery of stock-based compensation of $65,024 and for the year ended March 31, 2003, the Company recorded $296,379 of stock-based compensation expense.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

4.

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

Cash

$

5,591

Other current assets

2,028,291

Equipment

811,068

Customer relationships

1,369,000

Goodwill

3,558,818

Total assets acquired

7,772,768

Current liabilities

(1,852,521)

Purchase price

$

5,920,247

Consideration:

Cash

$

5,000,000

Acquisition costs

290,247

Note payable to vendors (note 7(b))

500,000

565,610 common shares

500,000

Contingency reserve

(370,000)

$

5,920,247

The common shares are held in escrow and are subject to be released when certain revenue targets are achieved over a three year period from the date of acquisition.  Any shares not released will be cancelled.  Due to the uncertainty that some shares may not be released, a reserve of $370,000 has been set up to reduce share capital and the fair value of the consideration.  The release from escrow of any shares which have been reserved will be recorded as an additional cost of the acquisition at the date their release is determinable.

Contingent consideration of $500,000 was payable based on Ice-Pak achieving certain revenue targets for the period October 1, 2002 to September 30, 2003.  During the fourth quarter it was determined that the gross revenue targets were met, accordingly, $500,000 has been accrued as an additional cost of the acquisition and included in goodwill as at March 31, 2004.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

4.

Business acquisitions (continued):

(b)

On September 14, 2000, the Company acquired all of the issued and outstanding shares of Northland Custom Packaging Inc., a company providing automated packaging services, and Northland Ice Gel Incorporated, a company which manufactures ice gel and other gel products.

On acquisition, the Company issued 1,166,667 common shares, 500,000 of which were placed in escrow.  All the common shares issued had been recorded at the fair value of the shares at the acquisition date as the occurrence of the conditions for their release was considered to be beyond reasonable doubt.  In the current year, management negotiated a settlement agreement with the former Northland’s principal for the immediate release of 250,000 escrowed shares and the cancellation of the remaining 250,000 escrowed shares.

5.

Inventory:

2004

2003

Raw materials

$

1,002,470

$

1,273,252

Finished goods

760,006

890,749

$

1,762,476

$

2,164,001

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

6.

Property, plant and equipment:

Accumulated

Net book

2004

Cost

amortization

value

Computer hardware

$

174,744

$

106,439

$

68,305

Computer hardware under capital lease

160,668

19,082

141,586

Computer software

283,483

181,747

101,736

Computer software under capital lease

116,200

9,400

106,800

Furniture and fixtures

38,673

25,560

13,113

Machinery under capital lease

1,098,657

686,227

412,430

Machinery

713,685

275,240

438,445

Dies/plates/molds

86,743

30,490

56,253

Automotive equipment

25,347

25,347

-

Office equipment

63,757

59,992

3,765

Artwork

25,342

-

25,342

Leasehold improvements

197,021

74,219

122,802

$

2,984,320

$

1,493,743

$

1,490,577

Accumulated

Net book

2003

Cost

amortization

value

Computer hardware

$

166,232

$

47,174

$

119,058

Computer hardware under capital lease

24,034

18,189

5,845

Computer software

202,813

36,456

166,357

Computer software under capital lease

-

-

-

Furniture and fixtures

38,673

17,034

21,639

Machinery under capital lease

1,098,657

418,148

680,509

Machinery

708,385

132,503

575,882

Dies/plates/molds

80,118

8,012

72,106

Automotive equipment

3,084

308

2,776

Office equipment

63,757

16,223

47,534

Leasehold improvements

190,921

36,035

154,886

$

2,576,674

$

730,082

$

1,846,592

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

7.

Related party transactions and balances:

(a)

Advances to related company:

The advances are due from N.C.K. Holdings Inc., which is owned by two former directors of the Company, and its principals, jointly and severally, (collectively the “debtors”), are due on demand and bear interest at 4.5% per annum, payable monthly.

The debtors agreed to deposit 200,000 common shares of the Company as collateral for the advances.  Interest income totaled nil in 2004 (2003 - nil; 2002 – $6,532).

(b)

Notes payable to related parties:

2004

2003

Notes payable issued on acquisition plus contingent consideration (note 4(a)), bearing interest at the bank prime rate plus 2% per annum, repayable in four installments:

September 30, 2003

$

-

$

166,667

June 30, 2004

166,667

-

September 30, 2004

333,333

166,667

September 30, 2005

333,333

166,666

833,333

500,000

Current portion

500,000

166,667

$

333,333

$

333,333

Interest totaled $64,631 (2003 – $30,433; 2002 - $48,680).

(c)

Related party transactions:

(i)

Professional fees, included in administration expense, include $69,000 (2003 - $112,500; 2002 - $96,000) paid to a company owned by a former officer of the Company.

(ii)

Management fees, included in administration expense, include $151,650 (2003 - $153,771; 2002 - $146,479) paid either to a company in which the former President, a current Director, has an interest, or to the former president directly.

(iii)

Royalties, included in sales and marketing expenses, paid in cash in the year to a company owned by two former directors of the Company, amounted to $51,153 (2003 - $67,276; 2002 - $60,308).

(iv)

Consulting fees, included in administration expense, include $54,013 (2003 - $86,000; 2002 – nil;) paid to a company owned by certain shareholders of the Company and where a former director of the Company is an executive.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

7.

Related party transactions and balances:

(c)

Related party transactions (continued):

(v)

Legal fees included in administration expense, of $24,466 (2003 - $29,715; 2002 - $30,511) were paid to a law firm of the former secretary of the Company.

(vi)

Consulting fees, included in administration expense, include nil (2003 - $100,000, 2002 – nil) paid to the former shareholder of Ice-Pak for the integration of Ice-Pak with the Company.

8.

Goodwill and other intangible assets:

(a)

The changes in the carrying amount of goodwill for the years ended March 31, 2004 and 2003 are as follows:

2004

2003

Balance as at April 1

$

5,953,268

$

2,394,450

Goodwill acquired (note 4(a))

500,000

3,558,818

Balance as at March 31

$

6,453,268

$

5,953,268

(b)

Intangible assets as at March 31 are as follows:

Gross carrying

Accumulated

2004

amount

amortization

Total

Patent license

$ 670,814

$ 515,165

$ 155,649

Deferred financing costs

419,079

419,079

-

Customer relationships

1,369,000

410,700

958,300

Balance as at March 31

$ 2,458,893

$ 1,344,944

$ 1,113,949

Gross carrying

Accumulated

2003

amount

amortization

Total

Patent license

$ 670,814

$ 468,058

$ 202,756

Deferred financing costs

419,079

351,954

67,125

Customer relationships

1,369,000

136,900

1,232,100

Balance as at March 31

$ 2,458,893

$ 956,912

$ 1,501,981

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

9.

Bank indebtedness:

2004

2003

$4,000,000 line of credit, due on demand, bearing interest at bank prime plus 1.25% per annum

$ 1,870,959

$ 2,621,928

(a)

The $4,000,000 line of credit is secured by a general security agreement over all the assets of the Company and an assignment of all business insurance proceeds and all material contracts of the Company.  Under the credit facility, the Company is required to maintain certain financial performance covenants.  At March 31, 2004, the Company is in violation of certain covenants related to the bank indebtedness.  Subsequent to year end, the bank has communicated that a forbearance of the covenant violation has been granted until July 31, 2004.

(b)

As compensation for providing security in 2002, the Company issued 40,000 common shares to a related party during fiscal year 2003.  The fair value of these shares has been recognized at March 31, 2002 as the service had been provided and the obligation to issue existed at that date.

10.

Convertible loan:

2004

2003

Liability component, beginning of year

$ 3,610,180

$ 3,467,213

Accretion for the year

27,320

142,967

Liability component, end of year

$ 3,637,500

$ 3,610,180

Equity component

$ 415,262

$ 415,262

Allocation of financing costs

(41,527)

(41,527)

$ 373,735

$ 373,735

The convertible loan has a face value of $3,637,500, and bears interest at 10% per annum.  The convertible loan matured on June 7, 2003 and the Company was unable to repay either the principal or accrued interest at that date.  This loan remains in default as at March 31, 2004.  Accrued interest of $684,979 has been included in accounts payable and accrued liabilities.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

10.

Convertible loan (continued):

The principal of the loan was convertible into units (consisting of one common share and one half share purchase warrant) at the holder’s option at the rate of $1.25 per unit in the first year, $2.00 per unit in the second year and $3.00 per unit in the third year.  No amounts have been converted as of March 31, 2004.  Accordingly, as at March 31, 2004, the total loan may be converted at the rate of $3.00 per unit.

The equity component of the convertible loan described above was calculated as the difference between the gross proceeds received and the discounted cash flow of repayments based on an annual rate of 15%, which was estimated to be consistent with similar borrowings which would have been available to the Company, without conversion features, at the time the convertible loan was issued.

The debt component of the convertible loan was accreted to its face value at maturity over the term of the debt through a charge to interest expense.

Financing costs of $363,750 were incurred and have been allocated to the debt and equity components based on their relative fair values at the issuance of the instrument.

11.

Obligations under capital lease:

The Company leases certain computer hardware and machinery under capital leases expiring at various dates to September 1, 2007.  The future minimum lease payments under capital leases as of March 31, 2004 are as follows:

2005

$

297,925

2006

181,205

2007

172,192

2008

18,261

669,583

Amount representing interest at rates ranging from 10.3% to 18.0%

88,932

580,651

Current portion

261,789

$

318,862

Interest expense on capital lease obligations for the year ended March 31, 2004 is $84,495 (2003 - $94,593; 2002 - $59,601).

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital:

Authorized:

100,000,000 common shares without par value

100,000,000 class A preferred shares without par value, of which 1,500 are designated class A convertible voting preferred shares, series I, 12% cumulative dividend payable in either cash or common shares, at the option of the Company

(a)

Issued and outstanding shares:

Number of

Common shares

shares

Amount

Balance, March 31, 2001

20,962,444

$12,045,664

Issuance of common shares on:

Exercise of share options and warrants

145,000

110,299

Financing charge (note 7(b))

100,000

50,000

Private placement (note 14)

125,000

100,000

Shares to be issued (note 9(b))

40,000

20,000

Allocation of deficit to reduce share capital (note 12(e))

-

(11,479,313)

Balance, March 31, 2002

21,372,444

846,650

Exercise of share options

888,500

480,270

Business acquisition (note 4(a))

565,610

500,000

Contingency reserve (note 4(a))

-

(370,000)

Private placement (note 12(f))

9,000,000

7,200,000

Earn out shares (note 12(d))

468,750

-

Share issue costs

-

(920,859)

Balance, March 31, 2003

32,295,304

7,736,061

Issuance of common shares on:

Cancelled Shares (note 4(b))

(250,000)

(60,539)

Shares issued on dispute settlement (note 12(g))

500,000

125,000

Private placement (note 12(f))

5,907,783

1,654,179

Earn out shares (note 12(d))

337,500

-

Share issue costs

-

(61,318)

Balance, March 31, 2004

38,790,587

$

9,393,383

As at March 31, 2004, 940,160 (2003 – 1,440,160; 2002 – 875,000) common shares issued were held in escrow.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital (continued):

(b)

Share incentive plan:

In 1999, the Company established a share incentive plan whereby the Company may grant options to officers, directors, employees and consultants.  The exercise price of the options is determined by the board of directors, but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed five years.  Options granted are also subject to certain vesting provisions as determined by the board of directors in each individual award agreement.  As at March 31, 2004, 2,905,000 (2003 – 3,016,550; 2002 – 2,811,500) options were exercisable.

Share option transactions for the respective periods presented and the number of share options outstanding are summarized as follows:

Weighted average

Number

exercise price

of shares

per share

Outstanding, March 31, 2001

3,689,000

$0.69

Granted

650,000

0.52

Exercised

(20,000)

0.52

Expired

(540,000)

0.81

Cancelled

(70,000)

0.59

Outstanding, March 31, 2002

3,709,000

0.64

Granted

1,500,000

0.93

Exercised

(888,500)

0.54

Cancelled

(37,500)

0.50

Outstanding, March 31, 2003

4,283,000

0.75

Granted

1,635,000

0.31

Expired

(800,000)

0.77

Cancelled

(2,213,000)

0.70

Outstanding, March 31, 2004

2,905,000

$0.53

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital (continued):

The following table summarizes information about share options outstanding as at March 31, 2004:

Options outstanding

Options exercisable

Weighted

average

Weighted

Weighted

Range of

remaining

average

average

exercise prices

Number of

contractual

exercise price

Number of

exercise price

per share

share options

life

per share

share options

per share

$0.25 – $0.45

1,220,000

4.86

$0.27

244,000

$0.27

$0.47 – $0.75

720,000

2.28

0.59

444,000

0.59

$0.80 – $0.95

965,000

2.40

0.91

1,696,993

0.92

2,905,000

3.40

$0.56

2,384,993

$0.79

The Company applies settlement accounting to account for stock-based employee compensation awards, and, accordingly, no compensation expense has been recognized for such awards under the Company’s fixed stock option plan.  Had compensation expense for the Company's stock-based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s net loss for the years ended March 31, 2004 and 2003 would have been increased to the pro forma amounts indicated below.  These pro forma figures do not reflect options granted prior to April 1, 2002, the date of adoption of the new standard.  The increase in net loss has no impact on the disclosed loss per common share.

Loss for the year:

As reported

$

2,747,895

Pro forma

2,989,768

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

3.14%

Dividend yield

0%

Expected option lives

4.5 years

Volatility

96%

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital (continued):

(c)

Share purchase warrants:

Share purchase warrant transactions for the respective periods presented were as follows:

Weighted average

Number

exercise price

of warrants

per warrant

Outstanding, March 31, 2001

222,000

$

1.10

Issued

125,000

0.80

Exercised

(125,000)

0.80

Expired

(222,000)

1.10

Outstanding, March 31, 2002

-

-

Issued (note 12(f))

3,750,000

1.25

Outstanding, March 31, 2003

3,750,000

1.25

Issued (note 12(f))

2,953,891

0.37

Outstanding, March 31, 2004

6,703,891

$

0.86

(d)

Commitments to issue shares:

Pursuant to an agreement dated December 20, 1989 with N.C.K. Holdings Inc. (“NCK”), a company owned by two former directors of the Company, the Company issued 500,000 common shares at a value of $0.30 each ($150,000) for the acquisition of a license for the use of patents.  The Company was further obligated under the terms of the agreement to issue an additional 3,000,000 common shares for no additional consideration to NCK based upon achieving certain cumulative cash flow criteria.  Effective October 8, 2002, an amended agreement was entered into whereby the 3,000,000 common shares were to be automatically issued over a six year period for no additional consideration.  During the year ended March 31, 2004, 337,500 shares were issued; in fiscal 2003, 468,750 were issued and $506,250 was paid to settle an obligation related to 675,000 shares.  This payment was recorded as a charge to deficit since it effectively represented a distribution to a shareholder.  The remaining 1,518,750 shares will be issued as follows:

2005

337,500

2006

337,500

2007

337,500

2008

337,500

2009

168,750

1,518,750

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

12.

Share capital (continued):

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

In December 2003, the Company completed a private placement of 5,907,783 Units of the Corporation at a price of $0.28 per Unit for gross proceeds of $1,654,179.  Each Unit consists of one Common Share and one half of a Common Share Purchase Warrant, each Warrant entitling the holder to acquire one additional Common Share at a price of $0.37 per share for a period of 24 months from the date of issue of the Units.

(g)

During the year ended March 31, 2004, the Company issued 500,000 Common Shares to a shareholder in settlement of a dispute that arose in connection with the February 2003 private placement.  The shares have been recorded at their fair value at the commitment date and a corresponding amount has been recorded as an other expense in the current period.

13.

Financial instruments:

(a)

Fair values:

The carrying amounts of accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their fair values due to the near term maturity of these financial instruments.  Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying value of the Company’s obligations under capital lease approximates its fair value.  Because the Company is currently in default of repayment of the convertible loan, its fair value is not reasonably determinable.  If the convertible loan was converted to common shares, the value of the common shares received would be less than the carrying value of the convertible loan at March 31, 2004.  The fair value of the share purchase loan, notes payable to related parties and advances to related company are not reasonably determinable due to the related party nature of the amounts and the absence of a secondary market for such instruments.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

13.

Share capital (continued):

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

(c)

Foreign exchange:

The Company operates internationally, which gives rise to a risk that its earnings and cash flows may be negatively impacted by fluctuations in foreign exchange rates.  As of March 31, 2004, the Company has not entered into any foreign currency contracts to manage its foreign currency exposure.

14.

Share purchase loan:

The share purchase loan is due from the Company’s former president, is non-interest bearing and is due on January 1, 2009. The loan is forgivable on the earlier of the date the former president returns the shares acquired with the loan or January 1, 2009.  If at the maturity date of the loan, the fair market value of the shares acquired is less than the purchase price, then the shares may be surrendered and the loan cancelled.  In the event all or a portion of the loan is forgiven and the borrower does not surrender the shares, for accounting purposes compensation expense equal to the forgiven amount of the loan will be recorded in the period forgiveness is granted.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

15.

Income taxes:

(a)

Effective tax rate:

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 36.05%35.62% (2003 – 36.98%; 2002 – 43.35%) to loss before income taxes as shown in the following table:

2004

2003

2002

Combined Canadian federal and provincial

   income taxes at expected rates

$ (990,616)

$ (895,227)

$ (118,675)

Non-deductible accretion

-

55,943

59,522

Permanent differences

(23,206)

137,248

1,584

Unrecognized tax assets

1,013,822

702,036

57,569

$

-

$

-

$

-

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

15.

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

2004

2003

Future income tax assets:

Tax loss carryforwards

$

2,428,660

$

2,106,300

Property, plant and equipment

257,511

374,271

Deferred revenue

38,010

43,933

Financing and share issue costs

244,433

289,517

Gross future income tax assets

2,968,614

2,814,021

Valuation allowance

(2,623,186)

(2,375,393)

Future income tax liability:

Customer relationships

(345,428)

(438,628)

$

-

$

-

The future tax assets have not been recognized in these consolidated financial statements, as management does not consider it more likely than not that such assets will be realized in the carry forward period.

(c)

Tax loss carryforwards:

The Company has approximately $6,740,000 of non-capital losses available for utilization against future years’ taxable income which will expire as follows:

Year ending March 31:

2005

$

663,000

2006

776,000

2007

1,168,000

2008

612,000

2009

102,000

2010

1,216,000

2014

2,203,000

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

16.

Loss per share:

Loss per share is calculated based upon the weighted average number of common shares outstanding during the year.  Exercise of all of the share options and share purchase warrants referred to in note 12 are anti-dilutive for all periods presented and consequently the loss per share calculated on a basic and diluted basis is the same.

The weighted average number of common shares outstanding during the year was calculated as follows:

2004

2003

2002

Weighted average number of issued shares

34,423,672

29,143,022

21,042,389

Share commitments

1,726,230

1,456,738

-

Contingently returnable escrow shares

(1,035,556)

(749,488)

(500,000)

Weighted average number of common
shares

35,114,346

29,850,272

20,542,389

17.

Commitments and contingencies:

(a)

At March 31, 2004, the Company was committed under operating leases, primarily relating to office space and equipment, for the following minimum annual rentals:

2005

$

377,482

2006

210,550

2007

86,348

$

674,380

(b)

Under a license agreement, the Company is obligated to make royalty payments equal to 2% of sales of certain products, and is required to make minimum quarterly royalty payments of $27,500 to June 30, 2004.

(c)

The Company is engaged in legal actions arising in the ordinary course of business and which management believes the ultimate outcome will not have a material adverse effect on operating results, liquidity, or financial position.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

18.

Supplementary cash flow information:

2004

2003

2002

Interest paid

$

648,803

$

982,548

$

119,045

Interest received

20,732

39,854

8,414

Income taxes paid

61,706

-

-

Non-cash financing and investing activities:

Accrual of contingent consideration
(note 4(a))

500,000

-

-

Issuance of shares on settlement
(note 12(g))

125,000

-

-

Issuance of common shares on
acquisition, net (note 4(a))

-

130,000

-

375,000 warrants issued as finders fee

-

225,610

-

Issuance of note on acquisition (note 4(a))

-

500,000

-

Issuance of common shares for delaying
debt repayment

-

-

50,000

Equipment acquired under capital leases

252,833

-

412,154

Share purchase loan

-

-

200,000

Shares issuable as security

-

-

20,000

Deferred financing costs amortized to share
capital

-

155,385

-

19.

Segmented information:

In the opinion of management, the Company carried on business in one operating segment, being the design, manufacture and marketing of temperature-controlling products.  Management of the Company makes decisions about allocating resources based on the one operating segment.  A summary of sales by region is as follows:

2004

2003

2002

By region:

Canada

$

6,509,322

$

2,867,541

$

2,825,686

United States

10,401,531

11,167,030

5,621,379

Other

8,730

163,892

5,664

Total sales

$

16,919,583

$

14,198,463

$

8,452,729

Revenues are attributed to countries based on location of customers.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

19.

Segmented information (continued):

Revenues by major customer are as follows:

2004

2003

2002

By major customer:

Customer A

less than 10%

less than 10%            $  879,104

Customer B

less than 10%

less than 10%             1,328,616

Customer C

less than 10%

less than 10%                832,231

All property, plant, equipment and goodwill are located in Canada.

20.

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

(a)

Reconciliation of consolidated statements of operations and comprehensive loss:

2004

2003

2002

Net loss in accordance with Canadian

GAAP

$

(2,747,895)

$

(2,420,842)

$

(273,759)

Adjustment for stock-based compensation

of non-employees (i)

31,999

(26,735)

(317,871)

Reversal of accretion of debt portion of

convertible loan (ii)

27,320

142,967

137,307

Amortization of deferred financing costs

allocated to convertible loan – equity (ii)

(2,542)

(13,842)

(13,842)

Net loss and comprehensive loss in

accordance with US GAAP

(2,691,118)

(2,318,452)

(468,165)

Basic and diluted loss per share under

US GAAP

$

(0.08)

$

(0.08)

$

(0.02)

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

20.

United States accounting principles (continued):

(a)

Reconciliation of consolidated statements of operations and comprehensive loss (continued):

(i)

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

(ii)

Convertible loan:

Under US GAAP, the entire convertible loan described in note 10 would be classified as a liability and there would be no value assigned to the conversion option classified in equity for Canadian GAAP purposes.  Consequently, no accretion calculation is required, and the entire amount of related financing costs are considered to be deferred financing costs and amortized over the term of the loan.  When converted, the fair value of the proceeds allocated to the warrants would be recognized as an additional discount in interest expense.  The total fair value of the proceeds allocated to all warrants was $527,893 at the commitment date.

(iii)

Allocation of deficit to share capital:

Under US GAAP, the allocation of $11,479,313 of the deficit to reduce the stated value of share capital (see note 12(e)) does not meet the definition of a quasi-reorganization and the deficit would not have been reclassified.  Consequently, the deficit and share capital are increased by $11,479,313 for US GAAP purposes.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

20.

United States accounting principles (continued):

(b)

Reconciliation of consolidated balance sheets:

The impact of significant variations to US GAAP on the consolidated balance sheets are as follows:

2004

2003

Canadian

US

Canadian

US

GAAP

Adjustments

GAAP

GAAP

Adjustments

GAAP

Convertible loan - liabilities

$

3,637,500

$

-

$

3,637,500

$

3,610,180

$

27,320

$

3,637,500

Convertible loan - equity

373,735

(373,735)

-

373,735

(373,735)

-

Intangible assets

1,113,949

-

1,113,949

1,501,981

2,542

1,504,523

Share capital

9,393,383

11,479,313

20,872,696

7,736,061

11,479,313

19,215,374

Additional paid-in capital

291,894

1,149,035

1,440,929

296,379

1,181,034

1,477,413

Deficit

(6,123,026)

(12,254,613)

(18,377,639)

(3,375,131)

(12,311,390)

(15,686,521)

(c)

Recent accounting pronouncements:

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS No. 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  The Company has adopted FAS No. 150 in its year ended March 31, 2004, which has no material impact on the results of operations.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS No. 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133.  FAS No. 149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003.  The Company has adopted FAS No. 149, which has no material impact on the results of operations.

In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”), which superceded FIN 46, and which requires the consolidation of a variable interest entity (“VIE”) by the primary beneficiary.  FIN 46R also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a VIE.  FIN 46R must be applied to financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for periods ending after December 15, 2003.  FIN 46R applies to all public entities for all other types of VIEs in financial statements for periods ending after March 15, 2004.  However, because the Company does not have any VIEs, there is no material impact on its consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

20.

United States accounting principles (continued):

(d)

Recent accounting pronouncements (continued):

In December 2002, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“FAS No. 148”), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The Company has adopted FAS No. 148, which has no impact on the measurement principles applied in this reconciliation.

In November 2002, FASB issued Emerging Issues Task Force 000-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).  EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables.  In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately.  EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  The Company has adopted EITF 00-21, which has no material impact on the results of operations.

CRYOPAK INDUSTRIES INC.

Consolidated Allowance for Doubtful Accounts

Schedule 1

(Expressed in Canadian dollars)

Year ended March 31, 2004

Balance, March 31, 2001

$

38,675

Accounts collected during the year

(68,608)

Additional allowance provided

61,424

Balance, March 31, 2002

31,491

Accounts written off during the year

(265,905)

Additional allowance provided

515,644

Balance, March 31, 2003

281,230

Accounts written off during the year

(122,035)

Additional allowance provided

235,507

Balance, March 31, 2004

$

394,702

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 2

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Freight and brokerage fee

$

1,569,032

$

1,352,603

$

652,835

Purchases

6,600,761

4,585,344

2,667,543

Repair and maintenance

160,363

213,502

136,907

Testing charges

101,185

136,333

50,993

Rent, storage and utilities

583,854

418,780

225,939

Wages

2,315,872

2,016,731

839,265

$

11,331,067

$

8,723,293

$

4,573,482

CRYOPAK INDUSTRIES INC.

Consolidated Sales and Marketing Expenses

Schedule 3

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Bad debts

$

328,110

$

515,644

$

61,424

Marketing

450,766

719,420

290,504

Royalties

102,072

134,594

88,016

Salaries and benefits

1,792,827

1,370,970

676,727

Transportation

105,338

110,775

81,765

Travel and entertainment

358,734

606,560

303,251

$

3,137,847

$

3,457,963

$

1,501,687

Consolidated Administration Expenses

(Expressed in Canadian dollars)

Years ended March 31, 2004, 2003 and 2002

2004

2003

2002

Corporate printing, financial and
public relations

$

98,960

$

252,578

$

261,051

Management and consulting fees

545,040

1,516,058

423,896

Salaries and benefits

710,706

95,000

98,980

Office supplies and stationery

729,415

251,322

198,784

Professional fees

447,293

582,851

342,496

Rent

55,072

101,156

70,807

Telephone

116,844

78,880

68,262

Filing, listing and transfer agent fees

28,647

35,600

26,463

$

2,731,977

$

2,913,445

$

1,490,739

Item 18

Financial Statements

Not applicable.

Item 19

Exhibits

The following Exhibits are attached:

1*

Annual Report for Fiscal 2003

3

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 – CEO

4

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002 – Chief Financial Officer

5

Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002 – CEO and Chief Financial Officer

*

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

as of  July 23, 2004

/s/ “Martin Carsky”

By:

Martin Carsky
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

as of  July 23, 2004

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

as of  July 23, 2004

By:

/s/ “Martin Carsky”

Name:

Martin Carsky
Title:

President and

Chief Executive Officer

By:

/s/ “Martin Carsky”

Name:

Martin Carsky
Title:

Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CRYOPAK INDUSTRIES INC.

/s/ “Martin Carsky”

By:

Martin Carsky
President and
Chief Executive Officer

Dated: as of July 23, 2004